     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 1998



                                                      REGISTRATION NO. 333-47427

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                            SILVERLEAF RESORTS, INC.
             (Exact Name of Registrant as Specified in its Charter)

              TEXAS                              6552                            75-2259890
 (State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)            Identification No.)

                             ---------------------

                SEE ATTACHED TABLE OF ADDITIONAL CO-REGISTRANTS

                             ---------------------

                                                                      ROBERT E. MEAD
                                                                  CHIEF EXECUTIVE OFFICER
                                                                 SILVERLEAF RESORTS, INC.
         1221 RIVERBEND DRIVE, SUITE 120                      1221 RIVERBEND DRIVE, SUITE 120
               DALLAS, TEXAS 75247                                  DALLAS, TEXAS 75247
                 (214) 631-1166                                       (214) 631-1166
   (Address, including zip code, and telephone          (Address, including zip code, and telephone
          number, including area code,                         number, including area code,
  of registrant's principal executive offices)                     of agent for service)

                                   Copies to:

               DAVID N. REED, ESQ.
         MEADOWS, OWENS, COLLIER, REED,                           THOMAS W. DOBSON, ESQ.
               COUSINS & BLAU, LLP                                   LATHAM & WATKINS
           901 MAIN STREET, SUITE 3700                        633 W. FIFTH STREET, SUITE 4000
            DALLAS, TEXAS 75202-3792                           LOS ANGELES, CALIFORNIA 90071
                 (214) 744-3700                                       (213) 485-1234

                             ---------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

     If any of the securities on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 of the Securities Act of 1933, please check the following box. [ ]


                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.
================================================================================

                      TABLE OF ADDITIONAL CO-REGISTRANTS*

        (EXACT NAME OF CO-REGISTRANT AS          (STATE OR OTHER JURISDICTION OF      (IRS EMPLOYER
           SPECIFIED IN ITS CHARTER)             INCORPORATION OR ORGANIZATION)    IDENTIFICATION NO.)
        -------------------------------          -------------------------------   -------------------
CONDOMINIUM BUILDERS INC.                                   TEXAS                       75-2464985
DATABASE RESEARCH, INC.                                     TEXAS                       75-2651673
BULL'S EYE MARKETING, INC.                                DELAWARE                      75-2744475
SILVERLEAF BERKSHIRES, INC.                                 TEXAS                       75-2738474
SILVERLEAF HOTELS, INC.                                     TEXAS                       75-2748906
SILVERLEAF RESORT ACQUISITIONS, INC.                        TEXAS                       75-2716857
SILVERLEAF TRAVEL, INC.                                     TEXAS                       75-2658235
VILLAGES LAND, INC.                                         TEXAS                       75-2585679
BULL'S EYE MARKETING, INC.                               CALIFORNIA                     77-0403133

---------------

* Each Co-Registrant is a wholly owned direct subsidiary of Registrant and will execute a joint and several Subsidiary Guarantee of the Notes.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED MARCH 16, 1998


   [SILVERLEAF RESORTS LOGO]                         $75,000,000
                                              SILVERLEAF RESORTS, INC.
                                        % SENIOR SUBORDINATED NOTES DUE 2008

Interest payable     and                                          Due     , 2008

                               ------------------

  The     % Senior Subordinated Notes due 2008 (the "Notes") are being offered
     (the "Note Offering") by Silverleaf Resorts, Inc., a Texas corporation ("Silverleaf" or the "Company"). Silverleaf will use the net proceeds of the
 Note Offering and an equity offering (the "Equity Offering") to repay existing indebtedness, to finance development at its resorts, and for acquisitions, working capital, and general corporate purposes. See "Sources and Uses of
 Proceeds". The Notes will be redeemable at the option of the Company, in whole
or in part, at any time on or after            , 2003 in cash at the redemption
prices set forth herein, plus accrued and unpaid interest thereon to the date of
redemption. In addition, at any time prior to            , 2001, the Company, at
its option, may redeem up to 33 1/3% of the aggregate principal amount of Notes
 originally issued at a redemption price equal to     % of the principal amount
 thereof, plus accrued and unpaid interest thereon to the redemption date, with the net proceeds of one or more public equity offerings; provided that, in each case, at least 66 2/3% of the initially outstanding aggregate principal amount of Notes remains outstanding immediately following such redemption. See "Description of Notes -- Optional Redemption". In addition, upon the occurrence of a Change of Control (as defined), each holder of Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the date of purchase. See "Description of Notes -- Repurchase at the Option of Holders -- Change of Control". There can be
 no assurance that, in the event of a Change of Control, the Company would have sufficient funds to purchase all Notes tendered. See "Risk Factors -- Payment
               Upon a Change of Control and Certain Asset Sales".


  The Company is also offering 2,000,000 shares of its common stock, $.01 par value (the "Common Stock"), for estimated net proceeds to the Company of $46.1 million. The closing of the Note Offering is conditioned upon the closing of the Equity Offering, but the closing of the Equity Offering is not conditioned upon the closing of the Note Offering. The Company will use approximately $13.0 million of the proceeds of the Equity Offering to repay indebtedness owed to an affiliate of the lead managing underwriter.


    The Notes will be general unsecured obligations of the Company, ranking subordinate in right of payment to all existing and future Senior Debt (as defined) of the Company, including indebtedness under the Company's credit facilities. The Notes will rank pari passu with any future senior subordinated indebtedness of the Company and will rank senior to all subordinated indebtedness of the Company. The Notes will be unconditionally guaranteed (the
"Subsidiary Guarantees"), jointly and severally, on a senior subordinated basis by all existing and future domestic Restricted Subsidiaries (as defined) of the
  Company (collectively, the "Guarantors"). The Subsidiary Guarantees will be general unsecured obligations of the Guarantors, ranking subordinate in right of payment to all existing and future Senior Debt of the Guarantors. As of December
 31, 1997, on a pro forma basis after giving effect to the consummation of the Note Offering and the Equity Offering and the application of the estimated net proceeds thereof, the Company would have had no Senior Debt. In addition, subject to the Subsidiary Guarantees, the Notes will be structurally subordinated to all existing and future liabilities of the Guarantors. At
December 31, 1997, on a pro forma basis after giving effect to the consummation of the Note Offering and the Equity Offering, the Company's subsidiaries would have had no material liabilities (other than intercompany obligations).

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
      AN INVESTMENT IN THE NOTES, SEE "RISK FACTORS" BEGINNING ON PAGE 19.
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                                                      UNDERWRITING
                                                              PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                                             PUBLIC(1)                COMMISSIONS              COMPANY(1)(2)
                                                       ----------------------    ----------------------    ----------------------
Per Note...........................................              %                         %                         %
Total..............................................              $                         $                         $

(1) Plus accrued interest, if any, from     , 1998.
(2) Before deduction of expenses payable by the Company estimated at $    .

    The Notes are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders, in whole or in part. It is expected that delivery of the Notes in book-entry form will be made through the facilities of The Depository Trust Company on or
about       , 1998, against payment therefor in immediately available funds.

CREDIT SUISSE FIRST BOSTON  DONALDSON, LUFKIN & JENRETTE
                                                  SECURITIES CORPORATION

                         Prospectus dated      , 1998.

             CAPTION: "SILVERLEAF RESORTS, INC. LODGE GETAWAY(TM)"


   PORTIONS OF A MAP OF U.S. DEPICTING LOCATIONS OF EXISTING RESORTS AND NEW
                                    RESORTS,

                        AND THEIR RESPECTIVE PROXIMITIES
      TO EACH OTHER AND TO AREA ATTRACTIONS AND MAJOR METROPOLITAN AREAS.


CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

 CAPTION: "SILVERLEAF RESORTS, INC. THE ONLY MAJOR VACATION OWNERSHIP OPERATOR
             FOCUSED ON THE VALUE SEGMENT IN "DRIVE-TO" LOCATIONS."


1. First Picture -- photo of exterior of swimming pool at Oak N' Spruce Resort.
   Caption: "Lodge Getaway(TM) -- Olympic-sized pool at Oak N' Spruce Resort and the registration/activity center (inset) -- Lee, Massachusetts".



2. Second Picture (inset) -- photo of exterior of registration/activity center at Oak N' Spruce Resort.



3. Third Picture -- photo of exterior of timeshare units at Piney Shores Resort.
   Caption: "Lodge Getaway(TM) Piney Shores Resort -- Houston Market".



4. Fourth Picture (inset) -- photo of interior of new "lodge-style" unit at Piney Shores Resort.



5. Fifth Picture (inset) -- Photo of horseback riding available at Piney Shores Resort.


                 CAPTION: "SILVERLEAF RESORTS GROWTH STRATEGY"

-- Focus on Lodge Getaway(TM) Resorts in "Drive-to" Locations.


-- Increase New Sales and Upgrade Sales.


-- Add New Lodge Getaway(TM) and Club Destination(TM) Resorts.

                      CAPTION: "SILVERLEAF RESORTS, INC."

     1. First Picture -- photo of woman playing golf at golf course at Holiday Hills Resort. Caption: "Club Destination(TM) Holiday Hills Resort -- Branson, Missouri 18-hole Golf Course."

     2. Second Picture (inset) -- Man with two small children fishing off dock.

     3. Third Picture -- photo of spa facility at Ozark Mountain Resort.
        Caption: "Club Destination(TM) Ozark Mountain Resort -- Branson, Missouri Wellness Center amenities."

     4. Fourth Picture (inset) -- photo of man with tennis racquet.

     5. Fifth Picture -- photo of woman jet skiing on lake. Caption: "Activities and vacation life-style at various resorts."

     6. Sixth Picture (inset) -- photo of a man, a woman and a child, all smiling.

     7. Seventh Picture -- photo of interior of timeshare unit. Caption: "Club Destination (TM) President's View Interior, Ozark Mountain Resort, Branson, Missouri."

GRAPH: INDUSTRY REVENUES   GRAPH: SILVERLEAF REVENUES
------------------------   ---------------------------
       $ BILLIONS                  $ MILLIONS
   1985          1.6           1994           31.9
   1990          3.2           1995           44.1
   1995          5.0           1996           57.9
   1996E         5.7           1997           85.1

                             ---------------------

                                    SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial data included elsewhere in this Prospectus, including the Consolidated Financial Statements and the notes thereto. Unless otherwise indicated, all timeshare industry data contained herein is derived from information prepared by the American Resort Development Association ("ARDA"). This Prospectus contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors", which could cause actual results to differ materially from those indicated in such forward-looking statements. Unless the context otherwise indicates, the "Company" or "Silverleaf" means Silverleaf Resorts, Inc. and its subsidiaries. "Pro forma" financial information appearing herein is prepared on the assumption that the Company's June 1997 initial public offering of 3,600,000 shares of Common Stock (the "IPO"), the Equity Offering and the Note Offering occurred at the beginning of 1997 for statement of operations data and that the Equity Offering and the Note Offering occurred on December 31, 1997 for balance sheet data.


                                  THE COMPANY

     Silverleaf is a leading developer, marketer, and operator of "drive-to" timeshare resorts. The Company currently owns and operates eight "drive-to" resorts in Texas, Missouri, Illinois, and Massachusetts (the "Drive-to Resorts") and two "destination" resorts in Missouri (the "Destination Resorts", and together with the Drive-to Resorts, the "Existing Resorts"). The Company has recently acquired sites in Las Vegas, Nevada and Galveston, Texas to be developed as new Destination Resorts (the "New Resorts"). The number of annual one-week vacations ("Vacation Intervals") sold by the Company increased at an annual compounded growth rate of 29.2% from 1992 to 1997. At December 31, 1997, the Company had an inventory of 10,930 Vacation Intervals, was constructing 120 new units (6,192 new Vacation Intervals), and had plans to construct 2,670 additional units (137,728 new Vacation Intervals) at the Existing Resorts. The Company plans to construct 557 new units (28,964 Vacation Intervals) at the New Resorts. Due to standardized architectural designs and procedures, new units can typically be constructed at the Existing Resorts within 150 days, weather permitting. Silverleaf generally starts construction of new units after sales of Vacation Intervals for those units have occurred.


     The Company markets Vacation Intervals to value-conscious customers and has advanced proprietary computer systems to track and identify potential timeshare owners. Through exclusive marketing arrangements with race tracks, amusement parks, and other event sponsors, the Company identifies a substantial number of prospects in its target markets. As a result of these and other activities, more than 1,500 potential customers currently tour the resorts each week. Management anticipates the pool of potential customers will remain strong due to expansion into new geographic regions and growth in major Texas metropolitan areas, population turnover in such metropolitan areas, and further penetration of the target markets.



     The Drive-to Resorts are designed to appeal to value-conscious vacationers seeking comfortable and affordable accommodations in locations convenient to their residences. These resorts are located proximate to major metropolitan areas (currently Dallas-Ft. Worth, Houston, San Antonio/Austin, St. Louis, Chicago, Boston and the greater New York City area), facilitating more frequent "short stay" getaways, which the Company believes is a growing vacation trend. The Destination Resorts, which are located in the popular country and western music entertainment resort area of Branson, Missouri, offer Silverleaf customers the opportunity to upgrade into higher quality resorts as their lifestyles and travel budgets permit. Both the Drive-to Resorts and the Destination Resorts are in rustic areas which provide a quiet, relaxing vacation environment and offer an economical alternative to commercial vacation lodging. Consistent with Silverleaf's strategy of targeting value-conscious customers, the average price of a Vacation Interval for a two-bedroom unit at the Existing Resorts was $7,834 for 1997 and $6,922 for 1996, as compared to the industry average price of $10,790 for 1996.


     The Company offers benefits to owners of Silverleaf Vacation Intervals ("Silverleaf Owners") which are uncommon in the timeshare industry. These benefits include (i) use of vacant lodging facilities at no extra cost through Silverleaf's "Endless Escape" program; (ii) year-round access to non-lodging amenities such as fishing, boating, horseback riding, tennis or golf on a "country-club" basis for little or no additional charge; and (iii) the right to exchange a Vacation Interval for a different time period or different Existing Resort through Silverleaf's internal exchange program. These benefits are subject to availability and other limitations. Most Silverleaf Owners may also enroll in the world's largest Vacation Interval exchange network operated by Resort Condominiums International ("RCI").


     The Company's 1997 pro forma revenues and EBITDA were $84.9 million and $24.8 million, respectively. The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "SVR", and based on a closing price of $25.125 per share on March 11, 1998, the Company had a market capitalization of approximately $284.2 million.


TIMESHARE INDUSTRY

     The timeshare industry has experienced substantial growth since 1980. Annual worldwide timeshare sales have increased from approximately $490 million in 1980 to approximately $5 billion in 1995. The U.S. market has also grown considerably -- from $1.3 billion of timeshare sales in 1992 to $2.2 billion of timeshare sales in 1996. The growth in the U.S. timeshare industry is due to (i) higher quality accommodations and services; (ii) involvement of well-recognized hotel companies in the upscale segment of the industry such as Marriott Ownership Resorts ("Marriott"), The Walt Disney Company ("Disney"), and Hilton Hotels Corporation ("Hilton"); (iii) improved availability of financing for purchasers of Vacation Intervals; (iv) increased flexibility of timeshare use;
(v) increased governmental regulation; and (vi) improved overall image of the industry. Since timeshare units typically include two bedrooms and kitchen facilities, Vacation Interval ownership is often more economical for a family than an extended vacation at a commercial lodging establishment.

OPERATIONS

     Silverleaf's operations include (i) developing and acquiring timeshare resorts; (ii) marketing and selling Vacation Intervals to prospective first-time owners; (iii) marketing and selling upgraded Vacation Intervals to existing Silverleaf Owners; (iv) providing financing for the purchase of Vacation Intervals; and (v) operating timeshare resorts. The Company has substantial in-house capabilities which enable it to coordinate all aspects of development and expansion of the Existing Resorts and the development of the New Resorts, including site selection, design, and construction pursuant to standardized plans and specifications. The Company also performs substantially all marketing and sales functions internally and has made a significant investment in operating technology, including sophisticated telemarketing and computer systems and proprietary software applications. The Company identifies potential purchasers through internally developed marketing techniques, and sells Vacation Intervals through on-site sales offices located at certain Drive-to Resorts. This practice allows the Company to avoid the more expensive marketing costs of subsidized airfare and lodging which are typically associated with the timeshare industry. The Company believes its marketing program and operating and computer systems enable it to market and sell Vacation Intervals at a lower cost than its competitors in the timeshare industry. The costs of maintaining and operating the Existing Resorts are paid from Silverleaf Owners' monthly ownership dues.

     As part of the Vacation Interval sales process, the Company offers customer financing of up to 90% of the purchase price to be paid over a seven year period. At December 31, 1997, the Company had a portfolio of approximately 21,320 Vacation Interval customer notes receivable totalling approximately $104.4 million with an average yield of 14.5% per annum. The Company has typically financed its operations by pledging eligible customer notes to lending institutions who make loans secured by such notes. The Company has three revolving credit facilities providing for loans up to an aggregate of $115.0 million to finance customer notes receivable. See "Description of Certain Indebtedness".

COMPETITIVE ADVANTAGES

     Silverleaf believes the following characteristics afford it certain competitive advantages:

     LOWER MARKETING, SALES, AND ADMINISTRATIVE COSTS. With resorts and on-site sales offices within a two-hour drive of its targeted customers, Silverleaf can invite potential customers to tour the Drive-to Resorts without offering subsidized airline tickets and lodging, a significant marketing expense typically incurred by competitors in the industry. Silverleaf has also reduced marketing, operating, and administrative costs through centralization and automation of many functions. While marketing and sales costs as a percentage of revenue will increase for newly acquired resorts, the Company believes that these costs will, over time, return to historical levels.

     CONVENIENT DRIVE-TO LOCATIONS. Silverleaf's Drive-to Resorts are located within a two-hour drive of a majority of the target customers' residences, which accommodates the growing demand for shorter, more frequent, close to home vacations. This proximity facilitates use of Silverleaf's Endless Escape program, which allows Silverleaf Owners to use vacant units for no additional charge, subject to availability and certain limitations. Silverleaf believes it is the only timeshare operator in the industry which offers its customers these benefits. Silverleaf Owners can also conveniently enjoy non-lodging resort amenities year-round on a "country-club" basis.

     SUBSTANTIAL INTERNAL GROWTH CAPACITY. At December 31, 1997, Silverleaf had an inventory of 10,930 Vacation Intervals, and a master plan to construct new units which will result in up to 143,920 additional Vacation Intervals at the Existing Resorts and 28,964 Vacation Intervals at the New Resorts. Silverleaf's master plan for construction of new units is contingent upon future sales at the Existing Resorts and New Resorts and the availability of financing, grant of government permits, and future land-planning and site-layout considerations. See "Risk Factors -- Development, Construction and Property Acquisition Activities".

     IN-HOUSE OPERATIONS. Silverleaf has in-house marketing, sales, financing, development, and property management capabilities. While Silverleaf utilizes outside contractors to supplement internal resources, when appropriate, the breadth of Silverleaf's internal capabilities allows greater control over all phases of its operations and helps maintain operating standards and reduce overall costs.

     LOWER CONSTRUCTION AND OPERATING COSTS. Silverleaf has developed and generally employs standard architectural designs and operating procedures which it believes significantly reduce construction and operating expenses. Standardization and integration also allow Silverleaf to rapidly develop new inventory in response to demand. Weather permitting, new units at Existing Resorts can normally be constructed on an "as needed" basis within 150 days.

     CENTRALIZED PROPERTY MANAGEMENT. Silverleaf operates all of the Existing Resorts on a centralized and collective basis, with operating and maintenance costs paid from Silverleaf Owners' monthly dues. Silverleaf believes that consolidation of resort operations benefits Silverleaf Owners by providing them with a uniform level of service, accommodations and amenities on a standardized, cost-effective basis. Such standardization also facilitates Silverleaf's internal exchange program, the Endless Escape program, and external Vacation Interval exchange programs.

     EXPERIENCED MANAGEMENT. The Company's senior management has extensive experience in the acquisition, development, and operation of timeshare resorts. Robert E. Mead, Chairman of the Board and Chief Executive Officer, has more than 18 years of experience in the timeshare industry and since 1995 has served as a director of ARDA, the primary trade association for the timeshare industry. Pro forma for the Equity Offering (assuming no exercise of the Underwriters' over-allotment option granted by Mr. Mead), Mr. Mead will own 53.5% of the Common Stock of the Company. The Company's senior officers have an average of ten years of experience in the timeshare industry.

GROWTH STRATEGY

     Silverleaf intends to grow through the following strategies:

     INCREASING DEVELOPMENT AND SALES OF VACATION INTERVALS. Silverleaf intends to capitalize on its significant expansion capacity at the Existing Resorts and the New Resorts by increasing marketing, sales and development activities. At December 31, 1997, Silverleaf owned approximately 930 acres of land that were available for further development of timeshare units and amenities under Silverleaf's master plan. The master plan forecasts development of 3,347 additional units, which would result in 172,884 additional Vacation Intervals. During 1997, Silverleaf enhanced its marketing efforts, including increased telemarketing capacity arising from investments in computer and automated dialing technology, increased its sales force, enhanced its lead generation methods, completed the construction of new sales offices and other amenities, and commenced the development of new lodging facilities. Furthermore, Silverleaf continues to emphasize its Endless Escape program designed to accommodate shorter, "getaway" vacations and has broadened its product offerings to include biennial (alternate year) intervals and short-term leasing packages ("Samplers") which are designed to accommodate more cost-conscious customers.



     INCREASING SALES OF UPGRADED INTERVALS. Silverleaf believes it can continue to improve operating margins by increasing sales of upgraded Vacation Intervals to existing Silverleaf Owners since these sales have significantly lower sales and marketing costs. Upgrades by a Silverleaf Owner include the purchase of (i) an interval in a newly designed and constructed standard unit; (ii) an interval in a larger or higher quality unit; (iii) an interval during a more desirable time period; (iv) an interval at a different Drive-to Resort; or (v) an interval at a Destination Resort. Silverleaf has designed specific marketing and sales programs to sell upgraded Vacation Intervals to Silverleaf Owners. Silverleaf continues to construct higher quality, larger units for sale as upgraded intervals, as well as developing sites at Las Vegas and Galveston as new upgrade locations. For example, at Ozark Mountain Resort in Branson, Missouri, luxury "President's View" units are offered for sale at prices ranging from $8,000 to $17,500 per Vacation Interval. Intervals exchanged for upgraded intervals are added back to inventory at historical cost for resale at the current offering price. Sales of upgrades increased to $16.9 million in 1997, from $7.9 million in 1996 (upgrade sales represented 24.6% of Silverleaf's Vacation Interval sales in 1997 as compared to 17.1% for 1996). Silverleaf incurs additional sales commissions upon the resale of Vacation Intervals reconveyed to Silverleaf by purchasers of upgraded intervals, and such sales absorb their proportionate share of marketing costs to the extent they displace the sale of another interval, although they do not directly result in incremental marketing costs.


     DEVELOPMENT OF ADDITIONAL RESORTS AND ACQUISITIONS. In 1997, Silverleaf purchased four sites for development as Drive-to and Destination Resorts and acquired an existing timeshare resort which it markets as a Drive-to Resort. Additionally, in 1998, Silverleaf entered into agreements to acquire property with a golf course near Atlanta, undeveloped land near Kansas City, and the right to manage eight timeshare resorts in seven states. Silverleaf continues to seek new properties for Drive-to Resorts in scenic wooded areas on lakes or waterways that are near major metropolitan areas that have favorable demographic characteristics. For Destination Resorts, Silverleaf seeks popular destination resort areas that are easily accessible to Silverleaf Owners. Silverleaf is currently exploring a number of other property acquisition opportunities, and intends to continue acquiring and/or developing additional resorts.

RECENT DEVELOPMENTS


     Since the IPO, Silverleaf has taken actions which it believes will enhance its growth and competitive position within the U.S. timeshare industry. These actions are summarized below and discussed elsewhere in this Prospectus.


     - DEVELOPMENT OF TIMBER CREEK PROPERTY. In August 1997, Silverleaf purchased the Timber Creek Resort for $1.2 million for development as a Drive-to Resort. Timber Creek is located approximately 50 miles south of St. Louis, Missouri. Silverleaf intends to develop approximately 600 units (31,200 Vacation Intervals) at the Timber Creek Resort and has begun construction of 24 units to be completed in May 1998. Sales of Vacation Intervals at Timber Creek began in October 1997.

     - DEVELOPMENT OF FOX RIVER PROPERTY. In August 1997, Silverleaf purchased the Fox River Resort for $1.7 million for development as a Drive-to Resort. Fox River is located approximately 70 miles southwest of Chicago. Silverleaf intends to develop approximately 492 (25,584 Vacation Intervals) units on this property, and has begun construction on 36 units to be completed in May 1998. Sales of Vacation Intervals at Fox River began in November 1997.

     - ACQUISITION OF OAK N' SPRUCE RESORT. In December 1997, Silverleaf acquired the Oak N' Spruce Resort, an existing 55 room hotel and 132 unit timeshare resort, in the Berkshire Mountains of western Massachusetts for $5.1 million. This new Drive-to Resort serves Boston and the greater New York City market and Silverleaf plans to develop approximately 420 new units (21,840 Vacation Intervals) at this resort. At December 31, 1997, there were 1,629 unsold Vacation Intervals at the resort. Silverleaf's sales of Vacation Intervals at Oak N' Spruce began in January 1998.

     - PURCHASE OF LAS VEGAS SITE. In November 1997, Silverleaf acquired a two acre parcel near the "strip" in Las Vegas, Nevada, for $2.7 million. Silverleaf intends to develop this property as a new Destination Resort which will contain approximately 157 units (8,164 Vacation Intervals).

     - PURCHASE OF GULF COAST SITE. In December 1997 and February 1998, Silverleaf acquired two adjoining tracts of land in Galveston, Texas, for approximately $1.7 million, to be developed as a new beach-front Gulf Coast Destination Resort. Silverleaf intends to develop approximately 400 units (20,800 Vacation Intervals) at this resort.

     - INCREASED SALES OF VACATION INTERVALS AT EXISTING RESORTS. In addition to the acquisitions described above, Silverleaf has also worked since the IPO to improve internal sales growth at the Existing Resorts. During 1997, Silverleaf sold 6,592 Vacation Intervals (excluding upgrades), compared to 5,634 and 4,464 during 1996 and 1995, respectively. Total revenues increased to $85.1 million in 1997 from $57.9 million and $44.1 million in 1996 and 1995, respectively.

     - ENHANCED CREDIT FACILITIES. Silverleaf has improved its borrowing capacity by increasing its revolving credit facilities from $80.0 million to $115.0 million and by acquiring a construction line of credit in the amount of $10.0 million. Additionally, Silverleaf has been able to negotiate lower interest rates and extensions of maturity of certain loan facilities.


     - INVESTMENTS IN OPERATING AND TELEMARKETING SYSTEMS. Silverleaf has invested approximately $2.1 million in a new automated dialer, telephone system, and central marketing facility to improve Silverleaf's operating and telemarketing systems.


     - ADDITIONS TO MANAGEMENT TEAM. Silverleaf formed a new acquisition subsidiary, Silverleaf Resort Acquisitions, Inc., and hired Thomas G. Franks as President of the new subsidiary. Mr. Franks is a former President of ARDA, the primary trade association for the timeshare industry, and has more than 15 years of experience in the timeshare industry. Silverleaf has also added marketing and operational personnel to its management team.


     - PROPOSED ACQUISITION OF MANAGEMENT RIGHTS. In January 1998, Silverleaf entered into an agreement with Crown Resort Co., LLC ("Crown") to acquire management rights to eight timeshare resorts in Alabama, Mississippi, North Carolina, Pennsylvania, South Carolina, Tennessee, and Texas for $3.8 million. At December 31, 1997 these eight resorts had approximately 21,500 timeshare owners. As part of this agreement, Silverleaf will also receive approximately 1,800 unsold Vacation Intervals and certain equipment at the eight resorts. This proposed acquisition is subject to completion of customary due diligence investigations and there is no assurance that it will be consummated.


     - PROPOSED PURCHASE OF ATLANTA AND KANSAS CITY SITES. In February 1998, Silverleaf entered into two agreements, one to acquire a 220 acre property, including a 160 acre golf course, 72 miles north of Atlanta, Georgia for $3.5 million, and another to acquire 260 acres of undeveloped land near Kansas City, Missouri for $1.6 million. If acquired, each property will be developed as a Drive-to Resort. Each contract may be cancelled by Silverleaf if it is not satisfied with each property after conducting its due diligence investigation. Accordingly, there is no assurance that either of these contracts will be closed.

                                RESORTS SUMMARY

     The following tables set forth certain information regarding each of the Existing Resorts and New Resorts at December 31, 1997, unless otherwise indicated.

EXISTING RESORTS

                                                                                                            VACATION
                                                                       VACATION INTERVALS                   INTERVALS
                                             UNITS AT RESORTS              AT RESORTS                        SOLD(A)
                                         ------------------------   ------------------------                ---------
                           PRIMARY       INVENTORY                  INVENTORY                     DATE                   IN
                           MARKET           AT         PLANNED         AT         PLANNED         SALES      THROUGH    1997
   RESORT/LOCATION         SERVED        12/31/97    EXPANSION(B)   12/31/97     EXPANSION      COMMENCED   12/31/97    ONLY
   ---------------     ---------------   ---------   ------------   ---------   ------------    ---------   ---------   -----
DRIVE-TO RESORTS
Holly Lake             Dallas-              130           108         1,129         5,400(d)      1982        5,371       539
  Hawkins, TX          Ft. Worth, TX
The Villages           Dallas-              240           352         2,440        18,304(e)      1980       10,040     1,679
  Flint, TX            Ft. Worth, TX
Lake O' The Woods      Dallas-               64            16           412           800(d)      1987        2,788       332
  Flint, TX            Ft. Worth, TX
Piney Shores           Houston, TX          132           268         2,516        13,936(e)      1988        4,348     1,359
  Conroe, TX
Hill Country           Austin-San           153(g)        254         1,886        12,700(d)      1984        5,764     1,391
  Canyon Lake, TX      Antonio, TX
Timber Creek           St. Louis,            --           600(h)         --        31,200(e)(h)   1997           32        32
  DeSoto, MO           MO
Fox River              Chicago, IL           --           492(h)         --        25,584(e)(h)   1997           49        49
  Sheridan, IL
Oak N' Spruce          Boston, MA           132           420         1,629        21,840(e)(h)   1998           --        --
  South Lee, MA        New York, NY(i)
DESTINATION RESORTS
Ozark Mountain         Branson,             124            78           783         4,056(e)      1982        5,665       994
  Kimberling City, MO  MO
Holiday Hills          Branson,              24           202           135        10,100(d)      1984        1,065       217
  Branson, MO          MO
                                            ---         -----        ------       -------                    ------     -----
        Total                               999         2,790        10,930       143,920                    35,122     6,592
                                            ===         =====        ======       =======                    ======     =====


                       AVERAGE
                        SALES
                        PRICE     AMENITIES/
   RESORT/LOCATION     IN 1997   ACTIVITIES(C)
   ---------------     -------   -------------
DRIVE-TO RESORTS
Holly Lake             $7,062    B,F,G,H,
  Hawkins, TX                    M,S,T
The Villages            7,640    B,F,H,
  Flint, TX                      M,S,T
Lake O' The Woods       6,743    F,M,S,T(f)
  Flint, TX
Piney Shores            8,518    B,F,H,
  Conroe, TX                     M,S,T
Hill Country            8,552    B,M,S,T(f)
  Canyon Lake, TX
Timber Creek            5,599    B,F,G,M,S,T
  DeSoto, MO
Fox River               5,465    G,M,S,T
  Sheridan, IL
Oak N' Spruce              --    F,G,S,T
  South Lee, MA
DESTINATION RESORTS
Ozark Mountain          7,282    B,F,H,
  Kimberling City, MO            M,S,T
Holiday Hills           8,046    G,M,S,T(f)
  Branson, MO
                       ------
        Total          $7,854
                       ======


NEW RESORTS

                                           PRIMARY
                                           MARKET          DATE      PLANNED       PLANNED         EXISTING AND PLANNED
           RESORT/LOCATION                 SERVED        ACQUIRED    UNITS(H)    INTERVALS(H)      AMENITIES/ACTIVITIES
           ---------------              -------------    --------    --------    ------------      --------------------
Galveston, TX.........................  Houston, TX        1997(j)      400(k)      20,800(e)(k)   B,F,S,T
Las Vegas, NV.........................  Las Vegas, NV      1997         157(l)       8,164(e)(l)   S
                                                                      -----         ------
        Total.........................                                  557         28,964
                                                                      =====         ======

                                        (See notes commencing on following page)

---------------

(a) These totals do not reflect sales of upgraded Vacation Intervals to Silverleaf Owners. For the year ended December 31, 1997, upgrade sales at the Existing Resorts were as follows:

                                                                       AVERAGE SALES PRICE
                                                                           FOR THE YEAR
                                                                          ENDED 12/31/97
                                                 UPGRADED VACATION          -- NET OF
                    RESORT                        INTERVALS SOLD        EXCHANGED INTERVAL
                    ------                       -----------------    ----------------------
Holly Lake.....................................          187                  $3,809
The Villages...................................          642                   4,871
Lake O' The Woods..............................           79                   3,630
Piney Shores...................................          671                   3,850
Hill Country...................................          648                   3,928
Timber Creek...................................            2                     945
Fox River......................................            1                   2,780
Ozark Mountain.................................        1,468                   4,645
Holiday Hills..................................          210                   3,938
                                                       -----                  ------
                                                       3,908                  $4,326
                                                       =====                  ======

(b) Represents units included in the Company's master plan. This plan is subject to change based upon various factors, including consumer demand, the availability of financing, grant of governmental permits, and future land-planning and site layout considerations. The following chart reflects the status of certain planned units at December 31, 1997:

                                LAND-       LAND-      LAND-
                                 USE         USE        USE
                               PROCESS     PROCESS    PROCESS    CURRENTLY IN    SHELL
                             NOT STARTED   PENDING    COMPLETE   CONSTRUCTION   COMPLETE   TOTAL
                             -----------   --------   --------   ------------   --------   -----
Holly Lake................         54         --         50           --            4        108
The Villages..............        110        152         78           12           --        352
Lake O' The Woods.........         --         --         16           --           --         16
Piney Shores..............        108        120         16           24           --        268
Hill Country..............        153         47         54           --           --        254
Timber Creek..............        576         --         --           24           --        600
Fox River.................        456         --         --           36           --        492
Oak 'N Spruce.............        420         --         --           --           --        420
Ozark Mountain............         36         --         30           --           12         78
Holiday Hills.............         70         --         94           24           14        202
                                -----        ---        ---          ---           --      -----
                                1,983        319        338          120           30      2,790
                                =====        ===        ===          ===           ==      =====

          "Land-Use Process Pending" means that the Company has commenced the process which the Company believes is required under current law in order to obtain the necessary land-use authorizations from the applicable local governmental authority with jurisdiction, including submitting for approval any architectural drawings, preliminary plats or other attendant items as may be required.

          "Land-Use Process Complete" means either that (i) the Company believes that it has obtained all necessary land-use authorizations under current law from the applicable local governmental authority with jurisdiction, including the approval and filing of any required preliminary or final plat and the issuance of building permit(s), in each case to the extent applicable, or (ii) upon payment of any required filing or other fees, the Company believes that it will under current law obtain such necessary authorizations without further process. See "Risk Factors -- Development, Construction and Property Acquisition Activities".


          Some of the 30 "Shell Complete" units are currently devoted to such uses as a general store, registration office, sales office, activity center, construction office, or pro shop. The Company anticipates that these units will continue to be used for such purposes during 1998.


(c) Principal amenities available to Silverleaf Owners at each resort are indicated by the following symbols: B -- boating; F -- fishing; G -- golf course; H -- horseback riding; M -- miniature golf; S -- swimming pool; and T -- tennis.

(d)  These figures are based on 50 one-week intervals per unit.


(e)  These figures are based on 52 one-week intervals per unit.

(f)  Boating is available near the resort.

(g) Includes three units which have not been finished-out for accommodations and which are currently used for other purposes.

(h) Engineering, architectural and construction estimates have not been completed by the Company, and there can be no assurance that the Company will develop these properties at the unit numbers currently projected.

(i) The Company has commenced the timeshare permit process in New York, but has not yet received a permit. (The Company has a timeshare permit in Massachusetts.)

(j)  One portion of this tract was acquired in February 1998.

(k) The Company has not commenced the timeshare permit process. The Company has commenced the land use permit process. See "Risk Factors -- Development, Construction and Property Acquisition Activities", "Business -- Description of New Resorts -- Gulf Coast Resort".

(l) The Company has commenced the timeshare permit application process, but has not yet received a permit. The Company has not commenced the land use permit process. See "Risk Factors -- Regulation of Marketing and Sales of Vacation Intervals and Related Laws".

                              CORPORATE BACKGROUND

     The Company was incorporated in Texas in 1989 and has been owned by and operated primarily under the direction of Robert E. Mead. Through the Company, Mr. Mead consolidated in one entity all of the timeshare assets and operations he previously owned through various partnerships and corporations affiliated with Mr. Mead. In May 1989, a partnership, of which the Company was the general partner, acquired seven of the Existing Resorts from a now dissolved corporation which was also owned and controlled by Mr. Mead. In December 1995 (i) through a merger of the partnership into the Company, such Existing Resorts were transferred to the Company, (ii) the Company acquired additional assets of the now dissolved corporation subject to certain indebtedness owing by such corporation to Mr. Mead and his affiliates; and (iii) the Company acquired Condominium Builders, Inc. ("CBI") and certain assets from Mr. Mead (all of the acquisition and merger transactions in (i), (ii) and (iii) are collectively referred to herein as the "Consolidation Transactions"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Transactions". The affiliated corporations and partnership whose assets were acquired by the Company through the Consolidation Transactions are sometimes collectively referred to herein as the "Affiliated Companies" or individually as an "Affiliated Company".

     The Company's principal executive offices are located at 1221 Riverbend Drive, Suite 120, Dallas, Texas 75247. The Company's telephone number is (214) 631-1166.

                              THE EQUITY OFFERING

     The Company is also offering 2,000,000 shares of Common Stock and Mr. Mead is offering an additional 500,000 shares of Common Stock. The Equity Offering is being made by separate prospectus. Giving effect to the Equity Offering, the Company will have 13,311,517 shares of Common Stock outstanding. Silverleaf has not historically paid dividends on its Common Stock and does not expect to pay any dividends in the foreseeable future.

                          SOURCES AND USES OF PROCEEDS


     The net proceeds from the Note Offering are estimated to be $71.8 million. The net proceeds from the Equity Offering are estimated to be $46.1 million. The following table sets forth the estimated sources and uses of funds at December 31, 1997:



                                       AMOUNT
                                    ------------
                                    (DOLLARS IN
                                     MILLIONS)
Sources of Funds:
  Senior Subordinated Notes due
     2008.........................     $ 75.0
  Common Stock(a).................       50.3
                                       ------
Total sources.....................     $125.3
                                       ======



                                       AMOUNT
                                    ------------
                                    (DOLLARS IN
                                     MILLIONS)
Uses of Funds:
  Pay existing
     indebtedness(b)(c)(d)........     $ 48.9
  Develop units, amenities, and
     infrastructure at Existing
     Resorts(e)...................       28.5
  Develop units, amenities, and
     infrastructure at New
     Resorts(e)...................        6.0
  Acquisitions, working capital
     and general corporate
     purposes(b)(e)...............       34.5
  Fees, expenses, and other
     costs........................        7.4
                                       ------
Total uses........................     $125.3
                                       ======


---------------


(a) The Company is offering 2,000,000 primary shares of Common Stock in the Equity Offering. The assumed offering price of $25.125 was the closing price of Silverleaf's Common Stock on March 11, 1998. The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered by Silverleaf's Chief Executive Officer, Robert E. Mead.



(b) Indebtedness is projected to increase from $48.9 million at December 31, 1997, to approximately $68.6 million immediately prior to the closing of the Equity Offering and the Note Offering, substantially all of which will be paid from the proceeds of the Equity Offering and the Note Offering. As a result, cash available at closing for acquisitions, working capital, and general corporate purposes will be reduced to approximately $14.8 million. Additionally, after repayment of existing indebtedness, there will be $125.0 million of borrowing capacity available under the Company's credit facilities. See "Description of Certain Indebtedness".


(c) This includes $5.6 million owing to Credit Suisse First Boston Mortgage Capital, L.L.C., an affiliate of Credit Suisse First Boston Corporation, the lead managing underwriter for the Equity Offering and the Note Offering. This indebtedness is projected to increase to $13.0 million by the closing of the Equity Offering and the Note Offering. See "Underwriting".


(d) Indebtedness to be repaid from the net proceeds of the Equity Offering and Note Offering bears interest at variable rates ranging from 4.2% to 14.0% per annum at December 31, 1997, and matures April 1998 through October 2005. See "Description of Certain Indebtedness". Indebtedness is projected to increase from $48.9 million to approximately $68.6 million immediately prior to the closing of the Equity Offering and the Note Offering. Approximately $58.0 million of this indebtedness will have been incurred within one year prior to the date of this Prospectus. Of this indebtedness, $2.9 million was incurred to purchase the Fox River and Timber Creek resorts in St. Louis and Chicago, respectively, $2.7 million was incurred to purchase the New Resort site in Las Vegas, $1.7 million was incurred to purchase the New Resort site in Galveston, $5.1 million was incurred to purchase the Oak N' Spruce Resort in the Berkshires, $2.9 million was incurred for capital leases of equipment, and the balance was used for working capital and general corporate purposes.



(e) The Company currently anticipates investing these proceeds during 1998. Pending the final application of these proceeds, the Company will invest them in commercial paper, bankers' acceptances, other short-term investment-grade securities, or money-market accounts, and may utilize them for working capital purposes.

                               THE NOTE OFFERING

Securities Offered.........  $75.0 million aggregate principal amount of      %
                             Senior Subordinated Notes due 2008.

Maturity Date..............              , 2008.

Interest Payment Dates.....            and           , commencing             ,
                             1998.

Optional Redemption........  The Notes will be redeemable, in whole or in part, at the option of the Company on or after
                               , 2003, at the redemption prices (expressed as a
                             percentage of principal amount) set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to
                                         , 2001, the Company may redeem up to
                             33 1/3% of the aggregate principal amount of the Notes with the net cash proceeds of one or more public offerings of its Common Stock, at a
                             redemption price equal to      % of the principal
                             amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 66 2/3% of the aggregate principal amount of the Notes originally issued remains outstanding after any such redemption. See "Description of Notes -- Optional Redemption".

Change of Control..........  Upon a Change of Control (as defined), each holder of Notes will have the right to require the Company to repurchase all or a portion of such holder's Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of repurchase. See "Description of Notes -- Repurchase at the Option of Holders -- Change of Control" and "Risk Factors -- Payment Upon a Change of Control and Certain Asset Sales".

Ranking....................  The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Debt of the Company. The Notes will rank pari passu with any future senior subordinated indebtedness of the Company and will rank senior to all subordinated indebtedness of the Company. At December 31, 1997, as adjusted to give effect to the consummation of the Equity Offering, the Note Offering and the application of the estimated net proceeds thereof, the Company would have had no Senior Debt (exclusive of unused commitments under the credit facilities). The Notes, subject to the Subsidiary Guarantees, will be structurally subordinated to all existing and future liabilities of the Guarantors. At December 31, 1997, as adjusted to give effect to the consummation of the Equity Offering and the Note Offering, such subsidiaries would have had no material liabilities (other than intercompany obligations).

Subsidiary Guarantees......  The payment of the principal, interest, and premium
                             (if any) on the Notes is fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis by all existing and future domestic Restricted Subsidiaries (as defined) of the Company. Each Subsidiary Guarantee will be subordinated to all existing and future Senior Debt of the respective Guarantor. See "Description of Notes -- Subsidiary Guarantees". The Company will be able to designate other current or future subsidiaries as Unrestricted Subsidiaries (as defined) under certain circumstances. Unrestricted Subsidiaries will not be required to issue a Subsidiary Guarantee with respect to the Notes and will not be subject to many of the restrictive covenants set forth in the Indenture pursuant to which the Notes will be issued (the "Indenture").

Covenants..................  The Indenture will contain certain covenants that, among other things, limit the ability of the Company and certain of its subsidiaries to incur additional Indebtedness and issue preferred stock, make certain investments, pay dividends or make other distributions, repurchase Equity Interests (as defined) or subordinated indebtedness, enter into certain transactions with affiliates, sell assets of the Company or certain of its subsidiaries, issue or sell Equity Interests of the Company's subsidiaries or enter into certain mergers and consolidations. In addition, under certain circumstances, the Company will be required to offer to purchase the Notes at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of purchase, with the proceeds of certain Assets Sales (as defined). See "Description of
                             Notes -- Repurchase at the Option of
                             Holders -- Asset Sales" and "-- Certain Covenants".

Conditions.................  The closing of the Note Offering will be conditioned upon, among other things, the closing of the Equity Offering.

            SUMMARY CONSOLIDATED HISTORICAL FINANCIAL, OPERATING AND
                             PRO FORMA INFORMATION


     The Summary Consolidated Historical Financial and Operating Information set forth below has been derived from the consolidated financial statements of the Company which have been restated giving effect to the Consolidation Transactions utilizing the historical cost basis of the combined entities since these entities were under common ownership and control. The consolidated financial statements of the Company for 1995, 1996 and 1997 included herein were audited by Deloitte & Touche LLP. The data presented as of and for the year ended December 31, 1994 has been derived from the Company's audited consolidated financial statements which have not been included herein. Data presented as of and for the year ended December 31, 1993 has been derived from the Company's unaudited consolidated financial statements which in the opinion of management of the Company reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position at such dates and results of operation for such periods.



     The Summary Pro Forma Financial Information set forth below has been derived from the Unaudited Pro Forma Condensed Consolidated Financial Information and related notes included elsewhere in this Prospectus. The pro forma statement of income data for the years ended December 31, 1997 gives effect, at the beginning of the period, to the IPO, the Equity Offering, the Note Offering, and the application of the proceeds thereof, and to the other adjustments set forth in the Unaudited Pro Forma Condensed Consolidated Financial Information and related notes (collectively the "Pro Forma Adjustments"). The pro forma balance sheet data at December 31, 1997 gives effect to the Equity Offering, the Note Offering, and the application of the proceeds thereof to pay indebtedness and offering expenses, on the basis of and subject to the assumptions stated in the notes thereto. The pro forma financial information does not purport to present the actual financial position or results of operations of the Company had the IPO, the Equity Offering, the Note Offering and events associated therewith occurred on the dates specified, nor are they necessarily indicative of the Company's future results of operations or financial position.


     During 1997 the Company began classifying the components of the previously reported provision for uncollectible notes into three categories based on the nature of the item -- credit losses, customer returns, and customer releases. The Company has reclassified these amounts within the previously reported financial information to conform to the classification for the year ended December 31, 1997. This reclassification has no balance sheet effect and has no effect on previously reported net income. See Note 2 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview".


     The Summary Consolidated Historical Financial, Operating and Pro Forma Information should be read in conjunction with the Consolidated Financial Statements and notes thereto, "Unaudited Pro Forma Condensed Consolidated Financial Information" and notes thereto, "Selected Consolidated Historical Financial and Operating Information" and Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                          YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------
                                                               1993      1994      1995      1996      1997
                                                              -------   -------   -------   -------   -------
                                                              (DOLLARS IN THOUSANDS, EXCEPT AVERAGE PRICE OF
                                                                            VACATION INTERVALS)
STATEMENT OF INCOME DATA:
  Revenues:
    Vacation Interval sales.................................  $18,627   $24,551   $34,091   $45,907   $68,682
    Other income............................................    7,188     7,348     9,981    12,018    16,376
                                                              -------   -------   -------   -------   -------
         Total revenues.....................................   25,815    31,899    44,072    57,925    85,058
  Costs and Operating Expenses:
    Cost of Vacation Interval sales.........................    2,094     2,648     3,280     2,805     6,600
    Sales and marketing.....................................   10,219    12,929    17,850    21,839    30,559
    Provision for uncollectible notes.......................    1,877     4,205     6,632     8,733    10,524
    Operating, general and administrative...................    6,501     5,853     8,780    10,116    12,230
    Depreciation and amortization...........................      477       590       863     1,264     1,497
    Interest expense........................................    1,426     1,642     3,609     4,759     4,664
                                                              -------   -------   -------   -------   -------
         Total costs and operating expenses.................   22,594    27,867    41,014    49,516    66,074
                                                              -------   -------   -------   -------   -------
  Income from continuing operations before income taxes.....  $ 3,221   $ 4,032   $ 3,058   $ 8,409   $18,984
                                                              =======   =======   =======   =======   =======
OTHER FINANCIAL DATA:
  EBITDA(a).................................................  $ 5,124   $ 6,264   $ 7,530   $14,432   $25,145
  Capital expenditures......................................  $ 2,986   $ 1,701   $ 4,497   $ 4,162   $ 8,692
  Ratio of earnings to fixed charges(b).....................      3.2x      3.4x      1.6x      2.5x      4.3x
SUPPLEMENTAL PRO FORMA DATA:
  EBITDA(c)........................................................................................   $24,785
  Total interest expense(d)........................................................................   $ 7,543
  Ratio of EBITDA to total interest expense(c)(d)(e)...............................................       3.3x
  Ratio of net debt to EBITDA(e)(f)................................................................        NM
  Ratio of debt to EBITDA(e).......................................................................       3.0x
  Ratio of earnings to fixed charges...............................................................       3.1x
OTHER OPERATING DATA:
  Number of Existing Resorts at period end..................        7         7         7         7        10
  Number of Vacation Intervals sold (excluding
    upgrades)(g)............................................    2,386     3,423     4,464     5,634     6,592
  Number of upgraded Vacation Intervals sold................    1,378     1,290     1,921     1,914     3,908
  Number of Vacation Intervals in inventory.................    5,615     5,943     6,580     6,746    10,930
  Average price of Vacation Intervals sold (excluding
    upgrades)(g)(h).........................................  $ 5,599   $ 5,821   $ 5,965   $ 6,751   $ 7,854
  Average price of upgraded Vacation Intervals sold (net of
    exchanged interval).....................................  $ 3,822   $ 3,585   $ 3,885   $ 4,113   $ 4,326



                                                                  DECEMBER 31, 1997
                                                              --------------------------
                                                              HISTORICAL    PRO FORMA(E)
                                                              ----------    ------------
BALANCE SHEET DATA:
  Cash and equivalents......................................   $  4,970       $ 73,967
  Notes receivable, net.....................................     92,036         92,036
  Total assets..............................................    156,401        228,641
  Senior Subordinated Notes, notes payable and capital lease
    obligations.............................................     48,871         75,000
  Total liabilities.........................................     72,636         98,765
  Shareholders' equity......................................     83,765        129,876


---------------

(a) EBITDA represents income from continuing operations before interest expense, income taxes and depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of a company's financial performance. However, EBITDA should not be construed as an alternative to net income as a measure of the Company's operating results or to cash flows from operating activities (determined in accordance with generally accepted accounting principles) as a measure of liquidity. Since revenues from Vacation Interval sales include promissory notes received by the Company, EBITDA does not reflect cash flow available to the Company. Additionally, due to varying methods of reporting EBITDA within the timeshare industry, the computation of EBITDA for the Company may not be comparable to other companies in the timeshare industry which compute EBITDA in a different manner. The Company's management interprets trends in EBITDA to be an indicator of the Company's financial performance, in addition to net income and cash flows from operating activities (determined in accordance with generally accepted accounting principles).

(b) For purposes of determining the ratio of earnings to fixed charges, earnings is defined as income from continuing operations before provision for income taxes, plus interest on indebtedness, imputed interest on the portion of rent expense (one-third) deemed to represent interest expense, and amortization of previously capitalized interest. Fixed charges consist of interest on indebtedness whether expensed or capitalized, imputed interest on the portion of rent expense (one-third) deemed to represent interest expense, amortization of debt expense, and discount or premium relating to any indebtedness whether expensed or capitalized.

(c) Pro forma EBITDA is adjusted for the Pro Forma Adjustments. Pro Forma EBITDA is lower than historical EBITDA in 1997 due to two adjustments relating to the IPO in June 1997. The difference is due to (i) lower interest income associated with amounts due from affiliates that was repaid indirectly from the IPO proceeds and (ii) expenses associated with being a public company. See "Unaudited Pro Forma Condensed Consolidated Financial Information".


(d) Pro forma total interest expense is defined as pro forma interest expense plus pro forma capitalized interest, as adjusted for the Pro Forma Adjustments. No interest income has been assumed on proceeds of the IPO, the Equity Offering and Note Offering. Assuming interest income of 5.5% (current market rate) on such proceeds, and netting such interest income against interest expense, the ratio of pro forma EBITDA to pro forma net interest expense for 1997 would have been 6.6x. The ratio of pro forma EBITDA to pro forma net interest expense differs from the Consolidated Coverage Ratio (as defined herein) as set forth in the Indenture. See "Description of Notes".


(e) After December 31, 1997 and prior to the closing of the Equity Offering and the Note Offering, the Company expects to borrow an additional amount of approximately $19.7 million which will be repaid with proceeds of the Equity Offering and the Note Offering and will reduce the pro forma cash balance and alter the pro forma ratios accordingly.

(f) Represents the ratio of pro forma indebtedness less pro forma cash, to pro forma EBITDA as adjusted for the Pro Forma Adjustments. (NM = Not Meaningful.)

(g) The Vacation Intervals sold in 1997 include 1,517 biennial intervals (counted as 759 annual Vacation Intervals). The Company did not begin selling biennial intervals until January 1997.

(h) Includes annual and biennial Vacation Interval sales for one and two bedroom units.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business before purchasing any of the Notes offered hereby. The Company cautions the reader that this list of material risk factors may not be exhaustive.

     The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Certain statements in this Prospectus that are not historical fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Discussions containing such forward-looking statements may be found in the material set forth under "Summary," "Sources and Uses of Proceeds", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", as well as within this Prospectus generally. In addition, when used in this Prospectus the words "believes", "anticipates", "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth in this Prospectus generally. The forward-looking statements are made as of the date of this Prospectus and the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from the projections in the forward-looking statements.

INCREASED LEVERAGE


     After the sale of the Notes, the Company will have an increased amount of indebtedness. As of December 31, 1997 after giving effect to the Equity Offering and the Note Offering and the application of the proceeds thereof, the aggregate outstanding principal amount of the Company's indebtedness would have been $75.0 million, versus indebtedness at December 31, 1997 of $48.9 million. Upon consummation of the Note Offering, the Company also will have available to it up to $125.0 million in borrowing capacity under its credit facilities.



     The Indenture permits the Company to incur certain additional indebtedness, including indebtedness in an amount up to 70% of Mortgages Receivable (as defined) of the Company. Accordingly, to the extent the Mortgages Receivable of the Company increase, the Indenture will permit the Company to borrow additional amounts under its credit facilities. The Indenture also permits the Company to borrow additional funds to finance development of the Existing Resorts and New Resorts. Future construction loans will likely result in liens against the respective properties. See "Description of Notes -- Certain
Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock". In the event of default by the Company on such secured indebtedness or the insolvency of the Company, such lenders will have prior secured claims, and the Notes will be subordinated to such loans. See "-- Subordination".



     The level of the Company's indebtedness could have important consequences to Holders of the Notes, including, but not limited to, (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on the Notes and other indebtedness; (ii) the Company's ability to obtain additional debt financing in the future for working capital, capital expenditures or acquisitions may be limited; (iii) the Company's level of indebtedness could limit its flexibility in reacting to changes in the industry and economic conditions generally; (iv) certain of the Company's borrowings are at variable rates of interest, and a substantial increase in interest rates could adversely affect the Company's ability to meet debt service obligations; and (v) borrowings under the credit facilities will become due prior to the time the Notes become due, which may adversely affect the ability of the Company to pay principal and interest when due on the Notes. In addition, the Indenture and the credit facilities will contain financial and other restrictive covenants that will limit the ability of the Company to, among other things, borrow additional funds. Failure by the Company to comply with such covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on the Company's results of operations, liquidity and financial position. In addition, the degree to which the Company is leveraged and the terms of agreements governing Senior Debt could prevent the Company from repurchasing the Notes upon the occurrence of a Change of Control or an Asset Sale. See "Description of Notes -- Repurchase at the Option of Holders -- Change of Control" and "Description of Certain Indebtedness".

     The Company's ability to make scheduled payments of principal of, or to pay the interest on, or to refinance, its indebtedness (including the Notes), or to fund planned capital expenditures, will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. The Company may, however, need to refinance all or a portion of the principal of the Notes on or prior to maturity. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available under the credit facilities in an amount sufficient to enable the Company to conduct its operations, service its indebtedness (including the Notes), or make anticipated capital expenditures or acquisitions. In addition, there can be no assurance that the Company will be able to effect any such refinancing on commercially reasonable terms, or at all.


RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

     The Indenture will restrict, among other things, the Company's ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, enter into certain transactions with affiliates, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. In addition, the credit facilities contain other and more restrictive covenants and prohibit the Company from prepaying certain other indebtedness (including the Notes). See "Description of Notes -- Certain Covenants" and "Description of Certain Indebtedness". The credit facilities require the Company to maintain specified financial collateral ratios and satisfy certain financial condition tests. The Company's ability to meet those ratios and tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the credit facilities and/or the Indenture. Upon the occurrence of an event of default under the credit facilities, the lenders could elect to declare all amounts outstanding under such credit facility, together with accrued interest, to be immediately due and payable. If the Company were unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure that indebtedness. If the lenders under any of the credit facilities accelerate the payment of the indebtedness, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes. See "Description of Certain Indebtedness".

SUBORDINATION


     The Notes will be subordinated in right of payment to all existing and future Senior Debt, including the principal of (and premium, if any) and interest on and all other amounts due on or payable in connection with Senior Debt. As of December 31, 1997, on a pro forma basis after giving effect to the Equity Offering, the Note Offering and the application of the proceeds thereof, the Company would have had no Senior Debt. However, the Company would have had $125.0 million of available capacity under the credit facilities, all of which would be secured Senior Debt. By reason of such subordination, in the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of the Company or upon a default in payment with respect to, or the acceleration of, any Senior Debt, the holders of such Senior Debt (including any Senior Debt held by creditors of the Guarantors and creditors of any future subsidiaries that are not Guarantors) must be paid in full before the holders of the Notes may be paid. As of December 31, 1997, the Guarantors had no indebtedness which would be Senior Debt. If the Company incurs any additional pari passu debt, the holders of such debt would be entitled to share ratably with the holders of the Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of the Company. This may have the effect of reducing the amount of proceeds paid to holders of the Notes. In addition, certain holders of Senior Debt may prevent cash payments with respect to the principal of (and premium if any) or interest on the Notes for a period of up to 179 days following a non-payment default with respect to Senior Debt. In addition, the Indenture permits the subsidiaries of the Company to incur debt under certain circumstances. Any such debt incurred by a subsidiary of the Company that is not a Guarantor could be structurally senior to the Notes. To the extent the Subsidiary Guarantees are not enforceable, the Notes and Subsidiary Guarantees would be effectively subordinated to all liabilities of the Guarantors, including trade payables of such Guarantors, whether or not such liabilities otherwise constitute Senior Debt of the Guarantor under the Indenture. See "-- Fraudulent Transfer Statutes" and "Description of Notes".

SENSITIVITY OF CUSTOMERS TO GENERAL ECONOMIC CONDITIONS

     The Company targets value-conscious customers and approximately two-thirds of the Company's customers have annual household incomes of less than $50,000. These customers are generally more vulnerable to deteriorating economic conditions than consumers in the luxury or upscale markets. Any economic downturn could depress spending for Vacation Intervals, limit the availability or increase the cost of financing for the Company and its customers, and adversely affect the collectibility of the Company's loans to Vacation Interval buyers. During past economic slowdowns and recessions, Affiliated Companies experienced increased delinquencies in the payment of Vacation Interval promissory notes and monthly Club dues and consequent increased foreclosures and loan losses. During any future economic slowdown or recession, the Company projects that increased delinquencies, foreclosures, and loan losses are likely to occur. Similar adverse consequences could result from significant increases in transportation costs. Any or all of the foregoing could have a material adverse effect on the Company's results of operations, liquidity and financial position.

BORROWER DEFAULTS

     The Company offers financing to the buyers of Vacation Intervals at the Company's resorts. These buyers make a down payment of at least 10% of the purchase price and deliver a promissory note to the Company for the balance; the promissory notes generally bear interest at a fixed rate, are payable over a seven year period, and are secured by a first mortgage on the Vacation Interval. The Company bears the risk of defaults on these promissory notes, and this risk is heightened as the Company generally does not verify the credit history of its customers and will provide financing if the customer is presently employed and meets certain household income criteria.


     The Company's credit experience is such that in 1997 it allocated 15.3% of the purchase price of Vacation Intervals to its provision for uncollectible notes. In addition, in 1997 the Company decreased sales by $2.8 million for customer returns and increased operating, general and administrative expenses by $1.2 million for customer releases. See Note 2 of Notes to Consolidated Financial Statements. If a buyer of a Vacation Interval defaults, the Company generally must foreclose on the Vacation Interval and attempt to resell it; the associated marketing, selling, and administrative costs from the original sale are generally not recovered; and such costs must be incurred again to resell the Vacation Interval. Although the Company, in many cases, may have recourse against a Vacation Interval buyer for the unpaid price, Texas, Illinois, and certain other states have laws which limit or hinder the Company's ability to recover personal judgments against customers who have defaulted on their loans. For example, under Texas law, if the Company were to pursue a post-foreclosure deficiency claim against a customer, the customer may file a court proceeding to determine the fair market value of the property foreclosed upon. In such event, the Company may not recover a personal judgment against the customer for the full amount of the deficiency, but may recover only to the extent that the indebtedness owed to the Company exceeds the fair market value of the property. Accordingly, the Company has generally not pursued this remedy.



     Prior to 1996, the Company sold customer promissory notes and mortgages to third parties, generally with recourse, as a means of financing its operations. As a result, the Company may be required to repurchase customer promissory notes previously sold which become delinquent. The Company takes these contingent obligations into account in establishing its allowance for uncollectible notes. At December 31, 1997, the Company had Vacation Interval customer notes receivable in the approximate principal amount of $104.4 million, was contingently liable with respect to approximately $7.4 million principal amount of customer notes sold with recourse and had an allowance for uncollectible notes of approximately $12.6 million and an allowance for future customer returns of approximately $2.8 million. There can be no assurance that such allowances are adequate. See Note 4 of Notes to Consolidated Financial Statements.


FINANCING CUSTOMER BORROWINGS

     While the Company intends to use the proceeds of the Equity Offering and Note Offering to pay indebtedness under its existing credit facilities, it may borrow additional funds under existing or future credit arrangements and is dependent on the ability to finance customer notes receivable through third party lenders to conduct its business.

     BORROWING BASE. To finance Vacation Interval customer notes receivable, the Company has entered into agreements with lenders to borrow up to approximately $115.0 million collateralized by customer promissory notes and mortgages. At December 31, 1997, the Company had such borrowings from lenders in the approximate principal amount of $40.4 million. The Company's lenders typically lend the Company 70% of the principal amount of performing notes, and payments from Silverleaf Owners on such notes are credited directly to the lender and applied against the Company's loan balance. At December 31, 1997, the Company had a portfolio of approximately 21,320 Vacation Interval customer notes receivable in the approximate principal amount of $104.4 million, of which approximately $14.4 million in principal amount were 61 days or more past due and therefore ineligible as collateral.

     NEGATIVE CASH FLOW. The Company ordinarily receives only 10% of the purchase price on the sale of a Vacation Interval but must pay in full the costs of development, marketing, and sale of the interval. Maximum borrowings available under the Company's credit facilities may not be sufficient to cover these costs, thereby straining the Company's capital resources, liquidity, and capacity to grow.

     INTEREST RATE MISMATCH. At December 31, 1997, the Company's portfolio of customer loans had a weighted average fixed interest rate of 14.5%. At such date, the Company's borrowings (which bear interest at variable rates) against the portfolio had a weighted average cost of funds of 10.1%. The Company has historically derived net interest income from its financing activities because the interest rates it charges its customers who finance the purchase of their Vacation Intervals exceed the interest rates the Company pays to its lenders. Because the Company's existing indebtedness currently bears interest at variable rates and the Company's customer notes receivable bear interest at fixed rates, increases in interest rates would erode the spread in interest rates that the Company has historically enjoyed and could cause the interest expense on the Company's borrowings to exceed its interest income on its portfolio of customer notes receivable. The Company has not engaged in interest rate hedging transactions. Therefore, any increase in interest rates, particularly if sustained, could have a material adverse effect on the Company's results of operations, liquidity and financial position. If the Note Offering is consummated, the Notes will bear interest at a fixed rate for a ten year period, which would lessen this risk initially.

     To the extent interest rates decrease generally on loans available to the Company's customers, the Company faces an increased risk that customers will pre-pay their loans and reduce the Company's income from financing activities. See "Business -- Customer Financing".

     MATURITY MISMATCH. The Company typically provides financing to customers over a seven year period which customer notes have an average maturity of 5.5 years at December 31, 1997. The credit facilities mature between December 1999 and October 2005 with $60.0 million of such credit facilities maturing in December 1999. Accordingly, there could be a mismatch between the Company's anticipated cash receipts and cash disbursements in December 1999 and subsequent periods. Although the Company has historically been able to secure financing sufficient to fund its operations, it does not presently have agreements with its lenders to extend the term of its existing funding commitments or to replace such commitments upon their expiration. Failure to obtain such refinancing facilities could require the Company to sell its portfolio of customer notes receivable, probably at a substantial discount, or to seek other alternatives to enable it to continue in business. Such a sale of customer notes receivable, however, may be limited under the Indenture if it is deemed to be an "Asset Sale". See "Description of Notes -- Repurchase at Option of Holders -- Asset Sales". While the Company has been successful in obtaining financing to date, there is no assurance it will be able to do so in the future. See
"-- Acceleration of Deferred Taxes" and "-- Alternative Minimum Taxes". However, if the Equity Offering and the Note Offering are consummated, substantially all of the Company's indebtedness would be repaid, which would lessen this risk initially.

     IMPACT ON SALES. Limitations on the availability of financing would inhibit sales of Vacation Intervals due to (i) the lack of funds to finance the initial negative cash flow that results from sales that are financed by the Company, and
(ii) reduced demand if the Company is unable to provide financing to purchasers of Vacation Intervals.

REGULATION OF MARKETING AND SALES OF VACATION INTERVALS AND RELATED LAWS

     The Company's marketing and sales of Vacation Intervals and other operations are subject to extensive regulation by the federal government and the states and jurisdictions in which the Existing Resorts and New

Resorts are located and in which Vacation Intervals are marketed and sold. On a federal level, the Federal Trade Commission has taken the most active regulatory role through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which the Company is or may be subject includes the Truth-in-Lending Act and Regulation Z, the Equal Opportunity Credit Act and Regulation B, the Interstate Land Sales Full Disclosure Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Fair Housing Act and the Civil Rights Acts of 1964 and 1968.

     In response to certain fraudulent marketing practices in the timeshare industry in the 1980's, various states enacted legislation aimed at curbing such abuses. Texas, Missouri, Illinois, Massachusetts, and Nevada, the states in which the Company currently owns Existing Resorts or New Resorts, as well as other states in which the Company markets its Vacation Intervals, have adopted specific laws and regulations regarding the marketing and sale of Vacation Intervals. The laws of most states, including Texas, Illinois, and Nevada, require the Company to file a detailed offering statement and supporting documents with a designated state authority, which describe the Company, the project, and the promotion and sale of Vacation Intervals. The offering statement must be approved by the appropriate state agency before the Company may solicit residents of such state. The laws of Texas, Illinois, Massachusetts, and Nevada, respectively, require the Company to deliver an offering statement (or public report), together with certain additional information concerning the terms of the purchase, to prospective purchasers of Vacation Intervals who are residents of such state, even if the resort is not located in such state. The laws of Missouri generally only require certain disclosures in sales documents for prospective purchasers. There are also laws in each state where the Company currently sells Vacation Intervals which grant the purchaser of a Vacation Interval the right to cancel a contract of purchase at any time within three to five calendar days following the date the contract was signed by the purchaser.

     The Company qualifies each resort under the timeshare laws of the state where it is located. The Company has recently filed a timeshare application in Nevada with respect to the New Resort in Las Vegas. There can be no assurance that the Company will obtain the requisite approval to sell Vacation Intervals for this resort, and the Company has not commenced marketing or sales activities for this resort.

     The Company also markets and sells its Vacation Intervals to residents of certain states which are near the states where the Company's resorts are located. Many of these neighboring states also regulate the marketing and sale of Vacation Intervals to their residents. The Company is currently in various stages of obtaining permits to sell Vacation Intervals to residents of New York and certain other states proximate to the Oak 'N Spruce Resort in Massachusetts. There can be no assurance that the Company will obtain the requisite approvals to sell Vacation Intervals to residents of such states. The Company does not register all of its resorts in each of the states where it registers any resorts.

     Most states have additional laws which regulate the Company's activities and protect purchasers, such as real estate licensure laws; travel sales licensure laws; anti-fraud laws; consumer protection laws; telemarketing laws; prize, gift and sweepstakes laws; and other related laws.

     The Company believes it is in material compliance with federal, Texas, Missouri, Illinois and Massachusetts laws and regulations to which it is currently subject relating to the sale and marketing of Vacation Intervals. However, the Company is normally and currently the subject of a number of consumer complaints generally relating to marketing or sales practices filed with relevant authorities, and there can be no assurance that all of these complaints can be resolved without adverse regulatory actions or other consequences. The Company expects some level of consumer complaints in the ordinary course of its business as the Company aggressively markets and sells Vacation Intervals in the value segment of the timeshare industry, which may include individuals who are less financially sophisticated than more affluent customers. There can be no assurance that the costs of resolving consumer complaints or of qualifying under Vacation Interval ownership regulations in all jurisdictions in which the Company desires to conduct sales will not be significant, that the Company is in material compliance with applicable federal, Texas, Missouri, Illinois, Massachusetts, or other laws and regulations, or that violations of law will not have adverse implications for the Company, including negative public relations, potential litigation, and regulatory sanctions. The expense, negative publicity, and potential sanctions associated with the failure to comply with applicable laws or regulations could have a material adverse effect on the Company's results of operations, liquidity, and financial position. Further, there can be no assurance that either the federal government or states having jurisdiction over the Company's business will not adopt additional regulations or take other actions which would adversely affect the Company's results of operations, liquidity, and financial position. See "Business -- Governmental Regulation".

     During the 1980's and continuing through the present, the timeshare industry has been and continues to be afflicted with negative publicity and prosecutorial attention due, among other things, to marketing practices which were widely viewed as deceptive or fraudulent. Among the many timeshare companies which have been the subject of federal, state and local enforcement actions and investigations in the past were certain of the Affiliated Companies and their affiliates. Some of the settlements, injunctions and decrees resulting from litigation and enforcement actions (the "Orders") to which certain of the Affiliated Companies consented purport to bind all successors and assigns, and accordingly bind the Company. In addition, at that time the Company was directly a party to one such Order issued in Missouri. No past or present officers, directors or employees of the Company or any Affiliated Company were named as subjects or respondents in any of these Orders; however, each Order purports to bind generically unnamed "officers, directors and employees" of certain Affiliated Companies. Therefore, certain of these Orders may be interpreted to be enforceable against the present officers, directors and employees of the Company even though they were not individually named as subjects of the enforcement actions which resulted in these Orders. These Orders require, among other things, that all parties bound by the Orders, including the Company, refrain from engaging in deceptive sales practices in connection with the offer and sale of Vacation Intervals. In one case in 1988, an Affiliated Company pled guilty to deceptive uses of the mails in connection with promotional sales literature mailed to prospective timeshare purchasers and agreed to pay a judicially imposed fine of $1.5 million and restitution of $100,000. The requirements of the Orders are substantially what applicable state and federal laws and regulations mandate, but the consequence of violating the Order may be that sanctions (including possible financial penalties and suspension or loss of licensure) may be imposed more summarily and may be harsher than would be the case if the Orders did not bind the Company. In addition, the existence of the Orders may be viewed negatively by prospective regulators in jurisdictions where the Company does not now do business, with attendant risks of increased costs and reduced opportunities.

     In early 1997, the Company was the subject of some consumer complaints which triggered governmental investigations into the Company's affairs. In March 1997, the Company entered into an Assurance of Voluntary Compliance with the Texas Attorney General, in which the Company agreed to make additional disclosure to purchasers of Vacation Intervals regarding the limited availability of its Endless Escape program during certain periods. The Company paid $15,200 for investigatory costs and attorneys' fees of the Attorney General in connection with this matter. Also, in March 1997, the Company entered into an agreed order (the "Agreed Order") with the Texas Real Estate Commission requiring the Company to comply with certain aspects of the Texas Timeshare Act, Texas Real Estate License Act and Rules of the Texas Real Estate Commission, with which it had allegedly been in non-compliance until mid-1995. The allegations included (i) the Company's admitted failure to register the Missouri Destination Resorts in Texas (due to its misunderstanding of the reach of the Texas Timeshare Act); (ii) payment of referral fees for Vacation Interval sales, the receipt of which was improper on the part of the recipients; and (iii) miscellaneous other actions alleged to violate the Texas Timeshare Act, which the Company denied. While the Agreed Order acknowledged that Silverleaf independently resolved ten consumer complaints referenced in the Agreed Order, discontinued the practices complained of, and registered the Destination Resorts during 1995 and 1996, the Texas Real Estate Commission ordered Silverleaf to cease its discontinued practices and enhance its disclosure to purchasers of Vacation Intervals. In the Agreed Order, Silverleaf agreed to make a voluntary donation of $30,000 to the State of Texas. The Agreed Order also directed Silverleaf to revise its training manual for timeshare salespersons and verification officers. While the Agreed Order resolved all of the alleged violations contained in complaints received by the Texas Real Estate Commission through December 31, 1996, the Company has encountered and expects to encounter some level of additional consumer complaints in the ordinary course of its business. See "Business -- Governmental Regulation".

EXPANSION INTO NEW GEOGRAPHIC AREAS


     Prior to August 1997, all of the Company's operating resorts and substantially all of its customers and borrowers were located in Texas and Missouri. Since August 1997, the Company has acquired the Fox River Resort in Illinois, the Timber Creek Resort near St. Louis, Missouri, the Oak N' Spruce Resort in Massachusetts, undeveloped beachfront property in Galveston, Texas, and an undeveloped parcel in Las Vegas, Nevada. The recent expansion into new geographic areas, particularly Illinois, Massachusetts, and Nevada, poses new risks because the Company does not possess the same level of familiarity with and experience in these markets as it possesses with respect to its historical markets in Missouri and Texas, which could adversely affect the Company's ability to develop and operate timeshare resorts and sell Vacation Intervals in these new markets. Such expansion also requires the Company to comply with the laws and regulations of additional jurisdictions, including Illinois, Massachusetts, Nevada, New York, New Jersey, and Connecticut, where the Company currently markets or will market its Vacation Intervals. Additionally, the Company is subject to and will become subject to zoning and land use laws of additional municipalities in Texas, Illinois, Massachusetts, and Nevada. There is no assurance the Company can comply with all of these requirements economically or at all. The New Resorts will also require new architectural plans and construction techniques with which the Company is less familiar. For example, Silverleaf will utilize five-story and nine-story, high density buildings for the proposed resort in Las Vegas, Nevada, whereas the Company has historically utilized low-rise, lower density building structures. The Oak N' Spruce Resort in Massachusetts and the Fox River Resort in Illinois are subject to a longer and harsher winter climate than the resorts in Missouri and Texas. Accordingly, construction costs at these new resorts may be higher and the construction cycle may be longer. Expansion of the Company's sales and marketing activities to Illinois, Massachusetts, Nevada, New Jersey, New York, and Connecticut is expected to result in higher marketing expenses to gain entrance to these new markets. Cultural differences between customers in these new markets and the Company's historical markets may result in additional marketing costs or lower sales. All of the above risks associated with the Company's entrance into the new geographic areas could have a material adverse effect on the Company's results of operations, liquidity, and financial position.


RAPID GROWTH

     The Company has experienced rapid growth which could place a strain on the Company's management, employees and systems. Prior to August 1997, the Company owned and operated seven resorts. Since then, the Company has acquired three resorts and sites for two additional Destination Resorts and has entered into agreements to acquire two sites for the development of Drive-to Resorts and management rights with respect to eight timeshare resorts. As the Company's business develops and expands, the Company will require additional management and employees and will need to implement enhanced operational and financial systems. There can be no assurance that the Company will successfully hire, retain, integrate and utilize management and employees and implement and maintain such operational and financial systems. Failure to hire, retain and integrate management and employees or implement such systems successfully could have a material adverse effect on the Company's results of operations, liquidity, and financial position.

CONCENTRATION IN TIMESHARE INDUSTRY

     Because the Company's operations are conducted solely within the timeshare industry, any adverse changes affecting the timeshare industry such as an oversupply of timeshare units, a reduction in demand for timeshare units, changes in travel and vacation patterns, a decrease in popularity of any of the Company's resorts with consumers, changes in governmental regulations or taxation of the timeshare industry, as well as negative publicity about the timeshare industry, could have a material adverse effect on the Company's results of operations, liquidity, and financial position. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

COMPETITION

     The timeshare industry is highly fragmented and includes a large number of local and regional resort developers and operators. However, some of the world's most recognized lodging, hospitality and entertainment companies, such as Marriott, Disney, Hilton, Hyatt Corporation ("Hyatt"), and Four Seasons Resorts ("Four

Seasons"), have entered the industry. Other companies in the timeshare industry, including Signature Resorts, Inc. ("Signature"), Fairfield Communities, Inc. ("Fairfield"), Vacation Break USA, Inc. ("Vacation Break"), Vistana, Inc. ("Vistana"), Ramada Vacation Suites ("Ramada"), and TrendWest Resorts, Inc. ("TrendWest"), are, or are subsidiaries of, public companies with enhanced access to capital and other resources.

     Fairfield and Signature own timeshare resorts in or near Branson, Missouri, which compete with the Company's Holiday Hills and Ozark Mountain Resorts and to a lesser extent with the Company's newly-acquired Timber Creek Resort. Signature also owns a resort which is located near and competes with the Company's Piney Shores Resort. Based on published industry data and reports, except for Fairfield and Signature, the Company does not believe that any of the competitors named above own timeshare resorts in Illinois, Missouri or Texas. The Company believes that many of the companies named in the preceding paragraph operate timeshare resorts in Las Vegas, Nevada. Additionally, the Company believes there are a number of privately-owned and operated timeshare resorts in most states in which the Company owns resorts which will compete with the Company's Existing Resorts and New Resorts. Finally, the proposed resort in Las Vegas will compete with a large number and variety of hotels and other lodging facilities in Las Vegas.

     The Company believes Marriott, Disney, Hilton, Hyatt, and Four Seasons generally target consumers with higher annual incomes than the Company's target market. The Company believes the other competitors named above target consumers with similar, but slightly higher, income levels than the Company's target market. The Company's competitors may possess significantly greater financial, marketing, personnel and other resources than the Company, and there can be no assurance that such competitors will not significantly reduce the price of their Vacation Intervals or offer greater convenience, services or amenities than the Company.

     While the Company's principal competitors are developers of timeshare resorts, the Company is also subject to competition from other entities engaged in the commercial lodging business, including condominiums, hotels and motels; others engaged in the leisure business; and, to a lesser extent, from campgrounds, recreational vehicles, tour packages and second home sales. A reduction in the product costs associated with any of these competitors, or an increase in the Company's costs relative to such competitors' costs, could have a material adverse effect on the Company's results of operations, liquidity, and financial position.

     Numerous businesses, individuals and other entities compete with the Company in seeking properties for development and acquisition of resorts. Some of these competitors are larger and have greater financial and other resources than the Company. Such competition may result in a higher cost for properties the Company wishes to acquire or may cause the Company to be unable to acquire suitable properties for the development of new resorts.

DEVELOPMENT, CONSTRUCTION AND PROPERTY ACQUISITION ACTIVITIES


     The Company intends to develop and continue the expansion of the Existing Resorts, to develop the New Resorts, and to selectively acquire and develop other resorts. Acquiring and developing resorts places substantial demands on the Company's liquidity and capital resources, as well as on its personnel and administrative capabilities. Risks associated with the Company's development and construction activities include the following: construction costs or delays at a property may exceed original estimates, possibly making the expansion or development uneconomical or unprofitable; sales of Vacation Intervals at a newly completed property may not be sufficient to make the property profitable; the Company has expanded and will continue to expand into new geographic areas in which it has no operating history and there is no assurance the Company will be successful in such locations; and financing may be unavailable or may not be available on favorable terms for development of, or the continued sales of Vacation Intervals at a property. There can be no assurance the Company will develop and expand the Existing Resorts, develop the New Resorts, or acquire and develop other resorts. The Company does not and upon the consummation of the Equity Offering and the Note Offering will not have the financing available to complete all of its planned expansion as set forth in "Business -- Resorts Summary" and "-- Growth Strategy".


     In addition, the Company's development and construction activities, as well as its ownership and management of real estate, are subject to comprehensive federal, state and local laws regulating such matters as environmental and health concerns, protection of endangered species, water supplies, zoning, land development, land use, building design and construction, marketing and sales, and other matters. Such laws and difficulties in obtaining, or failing to obtain, the requisite licenses, permits, allocations, authorizations and other entitlements pursuant to such laws could impact the development, completion, and sale of the Company's projects. See "-- Regulation of Marketing and Sales of Vacation Intervals and Related Laws". For instance, Silverleaf's land use plan at its New Resort site in Galveston is currently being challenged in court. A neighboring landowner has sued the city of Galveston and its zoning board to set aside the Galveston planning commission's approval of Silverleaf's land use plan. Silverleaf believes the suit is without merit and has filed a petition to intervene in the litigation to protect its interests. The Company does not believe that this suit will materially affect its timetable for development of its New Resort at Galveston; however, there can be no assurance that Silverleaf's land use plan will withstand this challenge. Furthermore, the litigation may delay development of this property. The enactment of "slow growth" or "no-growth" initiatives or changes in labor or other laws in any area where the Company's projects are located could also delay, affect the cost or feasibility of, or preclude entirely the expansion planned at each of the Existing Resorts and New Resorts or the development of other resorts.


     Most of the Company's resorts are located in rustic areas, often requiring the Company to provide public utility water and sanitation services in order to proceed with development. Such activities are subject to permission and regulation by governmental agencies, the denial or conditioning of which could limit or preclude development. Operation of the utilities also subjects the Company to risk of liability in connection with both the quality of fresh water provided and the treatment and discharge of waste-water. See
"Business -- Governmental Regulation".

     While the Company's construction activities typically are performed by third-party contractors whose performance cannot be assured by the Company, construction claims may be asserted against the Company for construction defects and such claims may give rise to liabilities. Certain state and local laws may impose liability on property developers with respect to construction defects discovered or repairs made by future owners of such property.

     See "Business -- Growth Strategy" and "-- Development and Acquisition Process", and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

PAYMENT UPON A CHANGE OF CONTROL AND CERTAIN ASSET SALES

     Upon the occurrence of a Change of Control, each holder of Notes may require the Company to repurchase all or a portion of such holder's Notes at 101% of the principal amount of the Notes together with accrued and unpaid interest to the date of repurchase. See "Description of Notes -- Repurchase at the Option of Holders -- Change of Control" for the definition of "Change of Control". The Indenture also places certain limitations on an Asset Sale (as defined) and the use of the proceeds therefrom. In the event of an Asset Sale, each holder of Notes may require the Company in certain circumstances to repurchase a portion of such holder's Notes at 100% of the principal amount of the Notes together with accrued and unpaid interest to the date of repurchase. See "Description of Notes -- Repurchase at the Option of Holders -- Asset Sales" for a definition of "Asset Sale". There can be no assurance that the Company would have the funds necessary to effect such a purchase if a Change of Control or Asset Sale were to occur. In addition, certain of the credit facilities prohibit the Company from prepaying any Notes and also provide that certain changes in control of the Company or sales of assets would constitute a default thereunder. Any future credit agreements or other agreement relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to purchase the Notes or could attempt to refinance the borrowings that contain prohibitions against the purchase of Notes. If the Company does not repay or obtain consent to repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture. See "Description of Notes -- Repurchase at the Option of
Holders -- Change of Control" and "-- Asset Sales".

FRAUDULENT TRANSFER STATUTES

     Under applicable provisions of federal bankruptcy law and comparable provisions of state and federal fraudulent conveyance laws, if it were found that the Company or any Guarantor (a) had incurred such indebtedness represented by the Notes or any Subsidiary Guarantee with an intent to hinder, delay or defraud creditors, or (b) had received less than reasonably equivalent value or fair consideration for incurring such indebtedness and (i) was insolvent or was rendered insolvent by reason of such transactions, (ii) was engaged or was about to engage in a business transaction for which its remaining assets constituted unreasonably small capital to carry on its business, or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, the obligations of the Company or such Guarantor under the Notes or any Subsidiary Guarantee could be avoided or claims in respect of the Notes or any such Subsidiary Guarantee could be subordinated to all other debts of the Company or of such Guarantor. A legal challenge of a Subsidiary Guarantee on fraudulent conveyance grounds could, among other things, focus on the benefits, if any, realized by a Guarantor as a result of the issuance by the Company of the Notes. To the extent that a Subsidiary Guarantee were held to be unenforceable as a fraudulent conveyance for any reason, the holders of the Notes would cease to have any direct claim in respect of that Guarantor. In the event a Subsidiary Guarantee were held to be subordinated, the claims of the holders of the Notes would be subordinated to claims of other creditors of such Guarantor.


     The measure of insolvency for purposes of determining whether a transfer is avoidable as a fraudulent transfer varies depending upon the law of the jurisdiction that is being applied. Generally, however, a debtor would be considered insolvent if the sum of all its liabilities, including contingent liabilities, were greater than the fair saleable value of the debtor's assets at a fair valuation, or if the present fair saleable value of the debtor's assets were less than the amount required to repay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and matured. There can be no assurance as to what standard a court would apply in order to make such determination.


     The Company believes that the indebtedness of the Company represented by the Notes is being incurred for proper purposes and in good faith, and the Company believes that it and each of its Restricted Subsidiaries guaranteeing the Notes will be solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as they mature. See, however, "-- Increased Leverage". These beliefs are based on the Company's operating history and analysis of internal cash flow projections and estimated values of assets and liabilities of the Company and the Guarantors at the time of the offering of the Notes. Since each of the components of the question of whether the incurrence of the debt represented by the Notes or any Subsidiary Guarantee constitutes a fraudulent conveyance is inherently fact-based and fact-specific, there can be no assurance that a court passing on such questions would agree with the Company. Neither counsel for the Company nor counsel for the Underwriters will express any opinion as to federal or state laws relating to fraudulent transfers. Further, the obligations of each Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law, which may limit or obviate the effect of the Subsidiary Guarantees.


DEPENDENCE ON KEY PERSONNEL


     The Company's success depends to a large extent upon the experience and abilities of Robert E. Mead, Sharon K. Brayfield, and David T. O'Connor, the Company's Chief Executive Officer, President, and Executive Vice
President -- Sales, respectively. The loss of the services of any one of these key individuals could have a material adverse effect on the Company's results of operations, liquidity or financial position. See "Management -- Employment and Noncompetition Agreements". The Company's success is also dependent upon its ability to attract and retain qualified acquisition, development, marketing, management, administrative and sales personnel. The ability to attract such personnel will become particularly important as the Company grows and develops additional resorts, and there can be no assurance that the Company will be successful in attracting and/or retaining such personnel.


COSTS OF COMPLIANCE WITH LAWS GOVERNING ACCESSIBILITY OF FACILITIES TO DISABLED PERSONS


     A number of state and federal laws, including the Fair Housing Act and the Americans with Disabilities Act (the "ADA"), impose requirements related to access and use by disabled persons of a variety of public accommodations and facilities. The ADA requirements did not become effective until after January 1, 1991. Although the Company believes the Existing Resorts (other than the Oak N' Spruce Resort which has not yet been reviewed for ADA compliance) are substantially in compliance with laws governing the accessibility of its facilities to disabled persons, the Company will incur additional costs of complying with such laws. Additional federal, state and local legislation may impose further burdens or restrictions on the Company, the Clubs, or the Master Club at the Existing Resorts, the New Resorts, or other resorts, with respect to access by disabled persons. The ultimate cost of compliance with such legislation is not currently ascertainable, and, while such costs are not expected to have a material effect on the Company's results of operations, liquidity, and financial position, such costs could be substantial.

VULNERABILITY TO REGIONAL CONDITIONS

     Prior to August 1997, all of the Company's operating resorts and substantially all of the Company's customers and borrowers were located in Texas and Missouri. Since August 1997, the Company has acquired resorts in Illinois and Massachusetts as well as a site in Las Vegas, Nevada. The Company's performance and the value of its properties is affected by regional factors, including local economic conditions (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and the local regulatory climate. Even with the recent acquisitions, the Company's current geographic concentration could make the Company more susceptible to adverse events or conditions which affect these areas in particular.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various federal, state and local laws, ordinances and regulations, as well as common law, the owner or operator of real property generally is liable for the costs of removal or remediation of certain hazardous or toxic substances located on, in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or lease a property or to borrow money using such real property as collateral. Other federal and state laws require the removal or encapsulation of asbestos-containing material when such material is in poor condition or in the event of construction, demolition, remodeling or renovation. Other statutes may require the removal of underground storage tanks. Noncompliance with these and other environmental, health or safety requirements may result in the need to cease or alter operations at a property. Further, the owner or operator of a site may be subject to common law claims by third parties based on damages and costs resulting from violations of environmental regulations or from contamination associated with the site. Phase I environmental reports (which typically involve inspection without soil sampling or ground water analysis) were prepared in 1994 by independent environmental consultants for several of the Existing Resorts, and more recent Phase I environmental reports have been obtained for each of the remaining resorts. The reports did not reveal, nor is the Company aware of, any environmental liability that would have, a material adverse effect on the Company's results of operations, liquidity or financial position. No assurance, however, can be given that these reports reveal all environmental liabilities or that no prior owner created any material environmental condition not known to the Company.

     Certain environmental laws impose liability on a previous owner of property to the extent hazardous or toxic substances were present during the prior ownership period. A transfer of the property may not relieve an owner of such liability. Thus, the Company may have liability with respect to properties previously sold by it or by its predecessors.


     The Holly Lake Resort's water supply facilities do not comply with certain state rules regarding minimum water capacity; accordingly, the Company plans to build an additional water storage facility at Holly Lake, with construction to begin in the third quarter of 1998. See "Business -- Governmental Regulation".


     The Company believes that it is in compliance in all material respects with all federal, state and local ordinances and regulations regarding hazardous or toxic substances. Other than in connection with the Holly Lake water supply storage compliance issue mentioned above, the Company has not been notified by any governmental authority or third party of any non-compliance, liability or other claim in connection with any of its present or former properties. See "Business -- Governmental Regulation -- Environmental Matters".

DEPENDENCE ON VACATION INTERVAL EXCHANGE NETWORKS; POSSIBLE INABILITY TO QUALIFY RESORTS

     The attractiveness of Vacation Interval ownership is enhanced by the availability of exchange networks that allow Silverleaf Owners to exchange in a particular year the occupancy right in their Vacation Interval for an occupancy right in another participating network resort. According to ARDA, the ability to exchange Vacation Intervals was cited by many buyers as an important reason for purchasing a Vacation Interval. Several companies, including RCI, provide broad-based Vacation Interval exchange services, and the Existing Resorts, except Oak N' Spruce, are currently qualified for participation in the RCI exchange network. The Oak N' Spruce is currently under contract with another exchange network provider, Interval International. However, no assurance can be given that the Company will continue to be able to qualify such resorts or any other future resorts for participation in these networks or any other exchange network. If such exchange networks cease to function effectively, or if the Company's resorts are not accepted as exchanges for other desirable resorts, the Company's sales of Vacation Intervals could be materially adversely affected. See "Business -- Participation in Vacation Interval Exchange Networks".

RESALE MARKET FOR VACATION INTERVALS

     Based on its experience at the Existing Resorts, the Company believes the market for resale of Vacation Intervals by the owners of such intervals is very limited and that resale prices are substantially below their original purchase price. This may make ownership of Vacation Intervals less attractive to prospective buyers. Also, attempts by buyers to resell their Vacation Intervals compete with sales of Vacation Intervals by the Company. While Vacation Interval resale clearing houses or brokers do not currently have a material impact, if the secondary market for Vacation Intervals were to become more organized and liquid, the availability of resale intervals at lower prices could materially adversely affect the prices and number of sales of new Vacation Intervals by the Company.

SEASONALITY AND VARIABILITY OF QUARTERLY RESULTS

     Sales of Vacation Intervals have generally been lower in the months of November and December. Cash flow and earnings may be impacted by the timing of development, the completion of future resorts, and the potential impact of weather or other conditions in the regions where the Company operates. The above may cause significant variations in quarterly operating results. See "-- Natural Disasters; Uninsured Loss" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

NATURAL DISASTERS; UNINSURED LOSS


     There are certain types of losses (such as losses arising from floods and acts of war) that are not generally insured because they are either uninsurable or not economically insurable and for which neither the Company, the Clubs, nor the Master Club has insurance coverage. Should an uninsured loss or a loss in excess of insured limits occur, the Company could be required to repair damage at its expense or lose its capital invested in a resort, as well as the anticipated future revenues from such resort; moreover, the Company and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could have a material adverse effect on the Company's results of operations, liquidity, and financial position. See "Business -- Insurance".


ACCELERATION OF DEFERRED TAXES

     While the Company reports sales of Vacation Intervals as income currently for financial reporting purposes (see Note 2 of Notes to Consolidated Financial Statements), for regular federal income tax purposes the Company reports substantially all Vacation Interval sales on the installment method. Under the installment method, the Company recognizes income for tax on the sale of the Vacation Interval when cash is received in the form of a down payment and as payments on customer loans are received. The Company's December 31, 1997 liability for deferred taxes (i.e., taxes owed to taxing authorities in the future in consequence of income previously reported in the financial statements) was $30.2 million, primarily attributable to this method of reporting Vacation Interval sales, before utilization of any available deferred tax benefits (up to $16.2 million at December 31, 1997), including net operating loss carryforwards. See Note 6 of Notes to Consolidated Financial Statements. This amount does not include accrued interest on such deferred taxes which also will be payable when the taxes are due, the amount of which is not now reasonably ascertainable. If the Company should sell the installment notes or be required to factor them or if the notes were foreclosed on by a lender of the Company or otherwise disposed of, the deferred gain would be reportable for tax and the deferred taxes, including interest on the taxes for the period the taxes were deferred, as computed under Section 453 of the Internal Revenue Code of 1986, as amended (the "Code"), would become due. There can be no assurance that the Company would have sufficient cash resources to pay those taxes and interest. Furthermore, if the Company's sales of Vacation Intervals should decrease in the future, the Company's diminished operations may not generate either sufficient tax losses to offset taxable income or funds to pay the deferred tax liability from prior periods. See "-- Limitations on Use of Carryovers from Ownership Change".

ALTERNATIVE MINIMUM TAXES

     Prior to 1997 the Company used the installment method for the calculation of adjusted current earnings for federal alternative minimum tax purposes, although the accrual method is required under the Code. During 1997, the Company submitted a request to the Internal Revenue Service for permission to change to the accrual method for this computation. In January 1998, the Company received a proposed ruling from the Internal Revenue Service granting the request effective January 1, 1997. The Company plans to file a request with the Internal Revenue Service to modify the proposed ruling to correct the amount of the proposed accounting adjustment and to make the ruling effective January 1, 1998. The Company believes the Internal Revenue Service will approve the correction of the amount of the proposed accounting adjustment, but may refuse to change the effective date of the ruling. If the Internal Revenue Service refuses to change the effective date, estimated taxes of $1.5 million, which are included as current liabilities on the Company's December 31, 1997 balance sheet, plus interest and any applicable penalties, will be payable in 1998, and the Company's alternative minimum taxable income for 1998 through 2000 will be increased each year by an estimated amount of approximately $9.6 million per year for the pre-1997 adjustment, which will result in the Company paying substantial additional federal and state taxes in those years. If the Internal Revenue Service agrees to change the effective date, then the preceding effects of the accounting method change will be delayed by one year. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources".

LIMITATIONS ON USE OF CARRYOVERS FROM OWNERSHIP CHANGE

     The Company estimates that it had net operating loss carryforwards of approximately $39.2 million at December 31, 1997, for regular federal income tax purposes related primarily to the deferral of installment sale gains. In addition to the general limitations on the carryback and carryforward of net operating losses under Section 172 of the Code, Section 382 of the Code imposes additional limitations on the utilization of a net operating loss by a corporation following various types of ownership changes which result in more than a 50 percentage point change in ownership of a corporation within a three year period. Mr. Mead owned 100% of the stock of the Company until December 29, 1995, at which time his ownership decreased to approximately 99% and Ms. Brayfield acquired 1%. As a result of the IPO in June 1997, Mr. Mead's ownership of the Company further decreased to approximately 67%. After the closing of the Equity Offering and taking into account shares owned by his family, Mr. Mead will own between 50.7% and 53.5% of the outstanding shares of Common Stock of the Company, depending on the extent, if any, to which the underwriters exercise their over-allotment option in the Equity Offering. Concurrently with this offering or in the future, Mr. Mead, his family, or Ms. Brayfield, could transfer their shares and/or the Company could issue additional shares, including shares which it is required to issue under its 1997 Stock Option Plan, which could result in more than a 50 percentage point change in ownership of the Company. If such a change occurs within a three year period, the limitations of
Section 382 would apply. Although the Company does not believe that those limitations would currently adversely affect the Company, there can be no assurance that the limitations will not limit or deny the future utilization of the net operating loss by the Company, resulting in the Company paying substantial additional federal and state taxes and interest for any periods following such change in ownership. See "-- Acceleration of Deferred Taxes". When such a change in ownership occurs, Section 383 of the Code also limits or denies the future utilization of certain carryover excess credits, including any unused minimum tax credit attributable to payment of alternative minimum taxes. Although the Company does not believe that these additional limitations would currently adversely affect the Company, there can be no assurance that these additional limitations will not limit or deny the future utilization of any excess tax credits of the Company, resulting in the Company paying substantial additional federal and state taxes and interest for any periods following such change in ownership. See "--Alternative Minimum Taxes".

TAX RE-CLASSIFICATION OF INDEPENDENT CONTRACTORS AND RESULTING TAX LIABILITY

     Although all on-site sales personnel are treated as employees of the Company for payroll tax purposes, the Company does have independent contractor agreements with certain sales, marketing, and architectural persons or entities. The Company has not treated these independent contractors as employees; accordingly, the Company does not withhold payroll taxes from the amounts paid to such persons or entities. In the event the Internal Revenue Service or any state or local taxing authority were to successfully classify such persons or entities as employees of the Company, rather than as independent contractors, and hold the Company liable for back payroll taxes, such action may have a material adverse effect on the Company's results of operations, liquidity, and financial position.

VOTING CONTROL BY EXISTING SHAREHOLDER

     After the closing of the Equity Offering, Mr. Mead will own between 50.7% and 53.5% of the outstanding shares of Common Stock of the Company, depending on the extent, if any, to which the underwriters exercise their over-allotment option. By holding a majority of shares of Common Stock, Mr. Mead can elect all of the Company's directors and control the management and affairs of the Company. See "Principal Shareholders". Such control may result in decisions which are not in the best interests of the Company.

REPAYMENT OF INDEBTEDNESS OWED TO AFFILIATE OF UNDERWRITER


     Credit Suisse First Boston Mortgage Capital, L.L.C., an affiliate of Credit Suisse First Boston Corporation, the lead managing underwriter for the Equity Offering and the Note Offering, will receive approximately $13.0 million of the net proceeds of the Equity Offering as repayment of indebtedness and related interest expected to be outstanding upon consummation of the Equity Offering. See "Underwriting".


YEAR 2000 COMPLIANCE

     Because of two-digit year formats, computer systems may not properly categorize and process date information for the year 2000 and subsequent years. Systems that do not properly classify dates could generate erroneous data or cause a system to fail. The Company is in the process of implementing an upgrade to its accounting systems that the Company believes will be year 2000 compliant. The Company continues to update its other computer systems to prepare for the year 2000. Management anticipates that it will incur $250,000 of expenses to be year 2000 compliant. However, significant uncertainty exists concerning the potential costs and effects associated with any year 2000 compliance. Any year 2000 compliance problem could materially adversely affect the Company's results of operations, liquidity, and financial position.

ABSENCE OF A PUBLIC MARKET

     There is no existing trading market for the Notes and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of holders of the Notes to sell their Notes, or the prices at which holders would be able to sell their Notes. Future trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. Credit Suisse First Boston Corporation has advised the Company that it currently intends to make a market in the Notes offered hereby. However, Credit Suisse First Boston Corporation is not obligated to do so and any market making may be discontinued at any time without notice. The Company does not intend to apply for listing or quotation of the Notes on any securities exchange or stock market. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities and greatly reduced liquidity. There can be no assurance that any market for the Notes will not be subject to similar disruptions.

                          SOURCES AND USES OF PROCEEDS


     The net proceeds from the Note Offering are estimated to be $71.8 million. The net proceeds from the Equity Offering are estimated to be $46.1 million. The following table sets forth the estimated sources and uses of funds at December 31, 1997:



                                      AMOUNT
                                   -------------
                                    (DOLLARS IN
                                     MILLIONS)
Sources of Funds:
  Senior Subordinated Notes due
     2008........................     $ 75.0
  Common Stock(a)................       50.3
                                      ------
Total sources....................     $125.3
                                      ======



                                      AMOUNT
                                   -------------
                                    (DOLLARS IN
                                     MILLIONS)
Uses of Funds:
  Pay existing
     indebtedness(b)(c)(d).......     $ 48.9
  Develop units, amenities, and
     infrastructure at Existing
     Resorts(e)..................       28.5
  Develop units, amenities, and
     infrastructure at New
     Resorts(e)..................        6.0
  Acquisitions, working capital
     and general corporate
     purposes(b)(e)..............       34.5
  Fees, expenses, and other
     costs.......................        7.4
                                      ------
Total uses.......................     $125.3
                                      ======


---------------


(a) The Company is offering 2,000,000 primary shares of Common Stock in the Equity Offering. The assumed offering price of $25.125 was the closing price of Silverleaf's Common Stock on March 11, 1998. The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered by Silverleaf's Chief Executive Officer, Robert E. Mead.



(b) Indebtedness is projected to increase from $48.9 million at December 31, 1997, to approximately $68.6 million immediately prior to the closing of the Equity Offering and the Note Offering, substantially all of which will be paid from the proceeds of the Equity Offering and the Note Offering. As a result, cash available at closing for acquisitions, working capital, and general corporate purposes will be reduced to approximately $14.8 million. Additionally, after repayment of existing indebtedness, there will be $125.0 million of borrowing capacity available under the Company's credit facilities. See "Description of Certain Indebtedness".


(c) This includes $5.6 million owing to Credit Suisse First Boston Mortgage Capital, L.L.C., an affiliate of Credit Suisse First Boston Corporation, the lead managing underwriter for the Equity Offering and the Note Offering. This indebtedness is projected to increase to $13.0 million by the closing of the Equity Offering and the Note Offering. See "Underwriting".


(d) Indebtedness to be repaid from the net proceeds of the Equity Offering and Note Offering bears interest at variable rates ranging from 4.2% to 14.0% per annum at December 31, 1997, and matures April 1998 through October 2005. See "Description of Certain Indebtedness". Indebtedness is projected to increase from $48.9 million to approximately $68.6 million immediately prior to the closing of the Equity Offering and the Note Offering. Approximately $58.0 million of this indebtedness will have been incurred within one year prior to the date of this Prospectus. Of this indebtedness, $2.9 million was incurred to purchase the Fox River and Timber Creek resorts in St. Louis and Chicago, respectively, $2.7 million was incurred to purchase the New Resort site in Las Vegas, $1.7 million was incurred to purchase the New Resort site in Galveston, $5.1 million was incurred to purchase the Oak N' Spruce Resort in the Berkshires, $2.9 million was incurred for capital leases of equipment, and the balance was used for working capital and general corporate purposes.



(e) The Company currently anticipates investing these proceeds during 1998. Pending the final application of these proceeds, the Company will invest them in commercial paper, bankers' acceptances, other short-term investment-grade securities, or money-market accounts, and may utilize them for working capital purposes.

                                 CAPITALIZATION


     The following table sets forth the consolidated cash and equivalents and consolidated capitalization of the Company at December 31, 1997, on a historical basis, and as adjusted for the Note Offering and the Equity Offering, and in each case, the anticipated application of the aggregate net proceeds therefrom. Consummation of the Note Offering is conditioned upon the Equity Offering. This table should be read in conjunction with "Sources and Uses of Proceeds", the Consolidated Financial Statements and notes thereto, "Selected Consolidated Historical Financial and Operating Information" and notes thereto, "Unaudited Pro Forma Condensed Consolidated Financial Information" and notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations".



                                                                DECEMBER 31, 1997
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                              (DOLLARS IN THOUSANDS)
Cash and equivalents(a).....................................  $  4,970    $ 73,967
                                                              ========    ========
Debt:
  Credit facilities and other notes payable(a)..............  $ 46,239    $     --
  Capital lease obligations.................................     2,632          --
  Senior Subordinated Notes due 2008........................        --      75,000
                                                              --------    --------
  Total indebtedness........................................    48,871      75,000
                                                              --------    --------
Shareholders' equity:
  Common Stock, $0.01 par value; 11,311,517 shares issued
     and outstanding, 13,311,517 shares as adjusted for the
     Equity Offering(b).....................................       113         133
  Additional paid-in capital................................    64,577     110,668
  Retained earnings.........................................    19,075      19,075
                                                              --------    --------
  Total shareholders' equity................................    83,765     129,876
                                                              --------    --------
          Total capitalization..............................  $132,636    $204,876
                                                              ========    ========


---------------


(a) Indebtedness is projected to increase from $48.9 million at December 31, 1997 to approximately $68.6 million immediately prior to the closing of the Equity Offering and Note Offering, substantially all of which will be paid from the proceeds of the Equity Offering and Note Offering. Accordingly, at the closing of the Note Offering and the Equity Offering, cash and equivalents would be $54.3 million and indebtedness would be $75.0 million. After repayment of the indebtedness under certain credit facilities, there will be $125.0 million of borrowing capacity available under such facilities.


(b) Does not include an aggregate 1,100,000 shares of Common Stock currently reserved for issuance pursuant to the Company's 1997 Stock Option Plan. In February 1998, the Board of Directors approved an amendment to the plan reserving an additional 500,000 shares of Common Stock for issuance under the plan; however, this amendment will not become effective unless it is approved by the shareholders. See "Management -- 1997 Stock Option Plan".

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION


     The following Unaudited Pro Forma Condensed Consolidated Statement of Income presents results of operations of the Company assuming the IPO, the Equity Offering and the Note Offering occurred on January 1, 1997. The Unaudited Pro Forma Condensed Consolidated Balance Sheet presents the financial position of the Company assuming the Equity Offering and the Note Offering occurred on December 31, 1997. Adjustments necessary to reflect these assumptions are presented in the Adjustments column and are further described in the notes to Unaudited Pro Forma Condensed Consolidated Financial Statements. During June 1997, the Company completed the IPO in which 3,600,000 primary shares of Common Stock were sold at a price of $16 per share. The net proceeds, after the deduction of the related issuance costs, amounted to approximately $51.1 million and were used primarily to reduce indebtedness. The historical financial information for the Company is derived from the consolidated financial statements of the Company for the year ended December 31, 1997 which have been audited by Deloitte & Touche LLP and are included elsewhere herein.


     Consummation of the Note Offering is conditioned upon the consummation of the Equity Offering, but the Equity Offering is not conditioned upon the consummation of the Note Offering.


     The Pro Forma Financial Information does not purport to present the actual financial position or results of operations of the Company had the IPO, the Equity Offering, the Note Offering and events associated therewith occurred on the dates specified, nor are they necessarily indicative of the Company's future results of operations or financial position. The Pro Forma Financial Information is based on certain assumptions and adjustments described in the notes and should be read in conjunction therewith and with "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the audited historical Consolidated Financial Statements and related notes. The adjustments are based upon preliminary estimates and certain assumptions that management of the Company believes are reasonable in the circumstances. Final amounts could differ from those set forth below. In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma financial information.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME


                                                                                YEAR ENDED
                                                                             DECEMBER 31, 1997
                                                              -----------------------------------------------
                                                                                                 PRO FORMA
                                                                                                 FOR IPO,
                                                                                              EQUITY OFFERING
                                                                                                    AND
                                                              HISTORICAL(a)    ADJUSTMENTS     NOTE OFFERING
                                                              -------------    -----------    ---------------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Vacation Interval sales...................................   $   68,682        $              $    68,682
  Interest income...........................................        9,396           (172)(b)          9,224
  Other income..............................................        6,980                             6,980
                                                               ----------        -------        -----------
          Total revenues....................................       85,058           (172)            84,886
                                                               ----------        -------        -----------
Costs and Operating Expenses:
  Cost of Vacation Interval sales...........................        6,600           (125)(c)          6,600
                                                                                     125(d)
  Sales and marketing.......................................       30,559                            30,559
  Provision for uncollectible notes.........................       10,524                            10,524
  Operating, general and administrative.....................       12,230            188(e)          12,418
  Depreciation and amortization.............................        1,497                             1,497
  Interest expense..........................................        4,664         (4,385)(c)          6,720
                                                                                   6,441(d)
                                                               ----------        -------        -----------
          Total costs and operating expenses................       66,074          2,244             68,318
                                                               ----------        -------        -----------
Income from continuing operations before income taxes.......       18,984         (2,416)            16,568
Income tax expense..........................................        7,024           (893)(f)          6,131
                                                               ----------        -------        -----------
Income from continuing operations...........................   $   11,960        $(1,523)       $    10,437
                                                               ==========        =======        ===========
Income per share from continuing operations -- Basic........   $     1.22                       $      0.86
                                                               ==========                       ===========
Income per share from continuing operations -- Diluted......   $     1.22                       $      0.86
                                                               ==========                       ===========
Weighted average number of shares Outstanding -- Basic(g)...    9,767,407                        12,073,134
                                                               ==========                       ===========
Weighted average number of shares
  Outstanding -- Diluted(g).................................    9,816,819                        12,122,546
                                                               ==========                       ===========


  See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET


                                                                            DECEMBER 31, 1997
                                                              ---------------------------------------------
                                                                                                PRO FORMA
                                                                                                   FOR
                                                                                                 EQUITY
                                                                                                OFFERING
                                                                                                   AND
                                                              HISTORICAL(h)    ADJUSTMENTS    NOTE OFFERING
                                                              -------------    -----------    -------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
ASSETS
Cash and equivalents........................................    $  4,970        $ 68,997(i)     $ 73,967
Restricted cash.............................................         200                             200
Notes receivable, net.......................................      92,036                          92,036
Amounts due from affiliates.................................       1,389                           1,389
Inventory...................................................      28,310                          28,310
Land, equipment and utilities, net..........................      21,629                          21,629
Land held for sale..........................................         466                             466
Prepaid and other assets....................................       7,401           3,243(i)       10,644
                                                                --------        --------        --------
          Total Assets......................................    $156,401        $ 72,240        $228,641
                                                                ========        ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Accounts payable and accrued expenses.....................    $  5,106                        $  5,106
  Amounts due to affiliates.................................          --                              --
  Unearned revenues.........................................       3,122                           3,122
  Income taxes payable......................................       1,500                           1,500
  Deferred income taxes, net................................      14,037                          14,037
  Notes payable and capital lease obligations...............      48,871         (46,111)(j)
                                                                                  (2,760)(i)
  Senior Subordinated Notes due 2008........................          --          75,000(i)       75,000
                                                                --------        --------        --------
          Total Liabilities.................................      72,636          26,129          98,765
Shareholders' Equity:
  Common stock, par value $0.01 per share...................         113              20(j)          133
  Additional paid-in capital................................      64,577          46,091(j)      110,668
  Retained earnings.........................................      19,075                          19,075
                                                                --------        --------        --------
          Total Shareholders' Equity........................      83,765          46,111         129,876
                                                                --------        --------        --------
          Total Liabilities and Shareholders' Equity........    $156,401        $ 72,240        $228,641
                                                                ========        ========        ========


  See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

Statement of Income Adjustments

(a) Represents the historical condensed consolidated statement of income of the Company for 1997.


(b) Represents a reduction of interest income from affiliates (the Company used IPO proceeds to repay indebtedness to affiliates, and affiliates used such amounts to repay indebtedness to the Company). Does not include interest income to the Company which would normally accrue to the Company on cash balances resulting from the IPO, the Equity Offering and the Note Offering.


(c) Represents the reduction of interest expense and capitalized interest charged to cost of Vacation Interval sales as a result of the application of the proceeds of the IPO, the Equity Offering and the Note Offering to the repayment of indebtedness.


(d) Represents pro forma interest expense from the Note Offering, assuming an interest rate of 9.625%, plus $324,000 associated with amortization of capitalized Note Offering costs, less $823,000 of assumed capitalized interest, and also represents capitalized interest charged to cost of Vacation Interval sales.


(e) Represents additional costs incurred as a public company as a result of the IPO.

(f) Represents the adjustment to income tax resulting from the above adjustments.


(g) Gives retroactive pro forma effect to a 719.97205 for one stock split in May 1997 (the "Stock Split"). As required by Staff Accounting Bulletin No. 55, the weighted average number of shares outstanding utilized in the pro forma earnings per share computations assumes (i) the historical shares as adjusted for the Stock Split were outstanding for all periods presented, and
    (ii) an additional number of shares were outstanding only in an amount sufficient to retire the outstanding debt balances during the period presented. The difference between pro forma weighted average number of shares-basic and pro forma weighted average number of shares-diluted represents the increase in the number of shares resulting from the assumed exercise of stock options outstanding.


Balance Sheet Adjustments

(h) Represents the historical condensed consolidated balance sheet of the Company as of December 31, 1997.


(i) Represents the proceeds from the issuance of $75.0 million of Senior Subordinated Notes, less capitalized offering expenses of $3.2 million, and repayment of remaining indebtedness with the net proceeds thereof.



(j) Represents the repayment of indebtedness from proceeds of the Equity Offering and the related adjustments to equity.

      SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OPERATING INFORMATION


     The Selected Consolidated Historical Financial and Operating Information set forth below has been derived from the consolidated financial statements of the Company which have been restated giving effect to the Consolidation Transactions utilizing the historical cost basis of the combined entities since these entities were under common ownership and control. The consolidated financial statements of the Company for 1995, 1996 and 1997 included herein were audited by Deloitte & Touche LLP. The data presented as of and for the year ended December 31, 1994 has been derived from the Company's audited consolidated financial statements which have not been included herein. Data presented as of and for the year ended December 31, 1993 has been derived from the Company's unaudited consolidated financial statements which in the opinion of management of the Company reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position at such dates and results of operations for such periods.


     During 1997, the Company began classifying the components of the previously reported provision for uncollectible notes into three categories based on the nature of the item -- credit losses, customer returns and customer releases. The Company has reclassified these amounts within the previously reported financial statements to conform to the classification for the year ended December 31, 1997. This reclassification has no balance sheet effect and has no effect on previously reported net income. See Note 2 of Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview".


     The Selected Consolidated Historical Financial and Operating Information should be read in conjunction with the Consolidated Financial Statements and notes thereto included herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                               YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------------------
                                                                1993        1994        1995        1996        1997
                                                              ---------   ---------   ---------   ---------   ---------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Revenues:
    Vacation Interval sales.................................  $  18,627   $  24,551   $  34,091   $  45,907   $  68,682
    Other income............................................      7,188       7,348       9,981      12,018      16,376
                                                              ---------   ---------   ---------   ---------   ---------
         Total revenues.....................................     25,815      31,899      44,072      57,925      85,058
  Costs and Operating Expenses:
    Cost of Vacation Interval sales.........................      2,094       2,648       3,280       2,805       6,600
    Sales and marketing.....................................     10,219      12,929      17,850      21,839      30,559
    Provisions for uncollectible notes......................      1,877       4,205       6,632       8,733      10,524
    Operating, general and administrative...................      6,501       5,853       8,780      10,116      12,230
    Depreciation and amortization...........................        477         590         863       1,264       1,497
    Interest expense........................................      1,426       1,642       3,609       4,759       4,664
                                                              ---------   ---------   ---------   ---------   ---------
         Total costs and operating expenses.................     22,594      27,867      41,014      49,516      66,074
                                                              ---------   ---------   ---------   ---------   ---------
  Income from continuing operations before income taxes.....      3,221       4,032       3,058       8,409      18,984
  Income tax expense........................................      1,376       1,677       1,512       3,140       7,024
                                                              ---------   ---------   ---------   ---------   ---------
  Income from continuing operations.........................      1,845       2,355       1,546       5,269      11,960
  Income (loss) on discontinued operations..................       (286)        568      (1,484)       (295)         --
                                                              ---------   ---------   ---------   ---------   ---------
  Net income................................................  $   1,559   $   2,923   $      62   $   4,974   $  11,960
                                                              =========   =========   =========   =========   =========
Income per share from continuing operations -- Basic and
  Diluted(a)................................................  $    0.24   $    0.31   $    0.20   $    0.68   $    1.22
                                                              =========   =========   =========   =========   =========
Net income per share -- Basic and Diluted...................  $    0.21   $    0.39   $    0.01   $    0.64   $    1.22
                                                              =========   =========   =========   =========   =========
Weighted average number of shares outstanding --Basic(b)....  7,588,952   7,588,952   7,590,295   7,711,517   9,767,407
                                                              =========   =========   =========   =========   =========
Weighted average number of shares
  outstanding -- Diluted(b).................................  7,588,952   7,588,952   7,590,295   7,711,517   9,816,819
                                                              =========   =========   =========   =========   =========


                                                                            YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------------
                                                               1993       1994       1995       1996       1997
                                                              -------   --------   --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT AVERAGE PRICE
                                                                            OF VACATION INTERVALS)
OTHER FINANCIAL DATA:
  EBITDA(c).................................................  $ 5,124   $  6,264   $  7,530   $ 14,432   $ 25,145
  Cash flows provided by (used in):
    Operating activities....................................  $ 5,711   $  2,496   $  3,713   $  6,375   $ (3,392)
    Investing activities....................................   (6,121)   (12,189)   (19,604)   (23,996)   (39,461)
    Financing activities....................................      378     10,424     18,674     14,882     46,850
  Capital expenditures......................................  $ 2,986   $  1,701   $  4,497   $  4,162   $  8,692
  Ratio of earnings to fixed charges(d).....................      3.2x       3.4x       1.6x       2.5x      4.3x

OTHER OPERATING DATA:
  Number of Existing Resorts at period end..................        7          7          7          7         10
  Number of Vacation Intervals sold (excluding
    upgrades)(e)............................................    2,386      3,423      4,464      5,634      6,592
  Number of upgraded Vacation Intervals sold................    1,378      1,290      1,921      1,914      3,908
  Number of Vacation Intervals in inventory.................    5,615      5,943      6,580      6,746     10,930
  Average price of Vacation Intervals sold (excluding
    upgrades)(e)(f).........................................  $ 5,599   $  5,821   $  5,965   $  6,751   $  7,854
  Average price of upgraded Vacation Intervals sold (net of
    exchanged interval).....................................  $ 3,822   $  3,585   $  3,885   $  4,113   $  4,326

                                                                                DECEMBER 31,
                                                              ------------------------------------------------
                                                               1993      1994      1995      1996       1997
                                                              -------   -------   -------   -------   --------
                                                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and equivalents......................................  $   197   $   929   $ 3,712   $   973   $  4,970
  Amounts due from affiliates...............................    2,391     4,559     4,342     6,237      1,389
  Total assets..............................................   25,301    39,463    62,687    90,852    156,401
  Amounts due to affiliates.................................    8,704    14,613    14,263    14,765         --
  Notes payable and capital lease obligations...............    2,741     6,061    23,363    41,986     48,871
  Total liabilities.........................................   18,063    29,347    46,999    70,190     72,636
  Shareholders' equity......................................    7,238    10,116    15,688    20,662     83,765

---------------

(a) Earnings per share amounts are based on the weighted average number of shares outstanding.

(b)  Gives retroactive effect to the Stock Split.

(c) EBITDA represents income from continuing operations before interest expense, income taxes and depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of a company's financial performance. However, EBITDA should not be construed as an alternative to net income as a measure of the Company's operating results or to cash flows from operating activities (determined in accordance with generally accepted accounting principles) as a measure of liquidity. Since revenues from Vacation Interval sales include promissory notes received by the Company, EBITDA does not reflect cash flow available to the Company. Additionally, due to varying methods of reporting EBITDA within the timeshare industry, the computation of EBITDA for the Company may not be comparable to other companies in the timeshare industry which compute EBITDA in a different manner. The Company's management interprets trends in EBITDA to be an indicator of the Company's financial performance, in addition to net income and cash flows from operating activities (determined in accordance with generally accepted accounting principles). The following table reconciles EBITDA to income from continuing operations:

                                                                  YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------
                                                         1993     1994     1995     1996      1997
                                                        ------   ------   ------   -------   -------
                                                                   (DOLLARS IN THOUSANDS)
Income, from continuing operations....................  $1,845   $2,355   $1,546   $ 5,269   $11,960
Interest expense......................................   1,426    1,642    3,609     4,759     4,664
Income tax expense....................................   1,376    1,677    1,512     3,140     7,024
Depreciation and amortization.........................     477      590      863     1,264     1,497
                                                        ------   ------   ------   -------   -------
EBITDA from continuing operations.....................  $5,124   $6,264   $7,530   $14,432   $25,145
                                                        ======   ======   ======   =======   =======


(d) For purposes of determining the ratio of earnings to fixed charges, earnings is defined as income from continuing operations before provision for income taxes, plus interest on indebtedness, imputed interest on the portion of rent expense (one-third) deemed to represent interest expense, and amortization of previously capitalized interest. Fixed charges consist of interest on indebtedness whether expensed or capitalized, imputed interest on the portion of rent expense (one-third) deemed to represent interest expense, amortization of debt expense, and discount or premium relating to any indebtedness whether expensed or capitalized. For information concerning the ratio of earnings to fixed charges adjusted for the Pro Forma Adjustments, see "Summary Consolidated Historical Financial, Operating and Pro Forma Information" and notes thereto.



(e) The Vacation Intervals sold during the year ended December 31, 1997 include 1,517 biennial intervals (counted as 759 annual Vacation Intervals). The Company did not begin selling biennial intervals until January 1997.



(f) Includes annual and biennial Vacation Interval sales for one and two bedroom units.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the "Selected Consolidated Historical Financial and Operating Information" and Notes thereto, "Unaudited Pro Forma Condensed Consolidated Financial Information" and notes thereto, and the Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.


OVERVIEW

     Silverleaf Resorts, Inc. was formed in 1989 to acquire seven of the Existing Resorts. Certain additional assets and liabilities were subsequently acquired from the Affiliated Companies in 1995 pursuant to the Consolidation Transactions. See "Summary -- Corporate Background", "Certain Relationships and Related Transactions", and Notes 1 and 10 of Notes to Consolidated Financial Statements. The Consolidated Financial Statements of the Company include the accounts of Silverleaf Resorts, Inc. and its subsidiaries, all of which are wholly-owned. One such subsidiary, CBI, is treated as a discontinued operation. See Note 12 of Notes to Consolidated Financial Statements. The historical consolidated financial statements have been restated utilizing the historical cost basis of the Affiliated Companies since these entities were under common ownership and control.

     The Company generates revenues primarily from the sale and financing of Vacation Intervals, including upgraded intervals. Additional revenues are generated from management fees from the Master Club, lease income from Sampler sales, and utility operations. The Company recognizes management fee income as the lesser of 15% of revenue or 100% of net income of the Master Club; however, if the Company does not receive 15% of the Master Club's gross revenues, such deficiency is deferred for payment in succeeding years, subject again to the net income limitation. See "Business -- Clubs/Master Club".

     The Company recognizes Vacation Interval sales revenues on the accrual basis. A sale is recognized after a binding sales contract has been executed, the buyer has made a down payment of at least 10%, and the statutory rescission period has expired. If all criteria are met except that construction is not substantially complete, revenues are recognized on the percentage-of-completion basis. Under this method, the portion of revenue applicable to costs incurred, as compared to total estimated construction and direct selling costs, is recognized in the period of sale. The remaining amount is deferred and recognized as the remaining costs are incurred. If a customer fails to make the first installment payment, the Company reverses the sale and normally retains any payments received. During 1997, approximately 3% of the Company's customers failed to make the first installment payment. For further information concerning accounting for Vacation Interval sales and accounting policies generally, see
Note 2 of Notes to Consolidated Financial Statements.

     The Company accounts for uncollectible notes by recording a provision to its allowance for uncollectible notes at the time revenue is recognized. During 1997 the Company began classifying the components of the previously reported provision for uncollectible notes into the following three categories based on the nature of the item -- credit losses, customer returns and customer releases (customer releases represent voluntary cancellations of properly recorded sales transactions which in the opinion of management are consistent with the maintenance of overall customer goodwill). Provision pertaining to credit losses, customer returns and customer releases are classified in provision for uncollectible notes, Vacation Interval sales, and operating, general and administrative, respectively. The Company has reclassified these amounts within the previously reported financial statements to conform to the classification for the year ended December 31, 1997. This reclassification has no balance sheet effect and has no effect on previously reported net income. See Note 2 of Notes to Consolidated Financial Statements. The Company sets the provision for uncollectible notes at an amount sufficient to maintain the Allowance at a level which management considers adequate to provide for anticipated losses from customers' failure to fulfill their obligations under the notes. When inventory is returned to the Company, any unpaid notes receivable balances are charged against the previously established bad debt reserves net of the amount at which the Vacation Interval is restored to inventory, which is the lower of the historical cost basis or market value of the Vacation Interval.

     Costs associated with the acquisition and development of resorts and the marketing and sale of Vacation Intervals (including land, construction costs, furniture, interest, and taxes) are capitalized and included in inventory. Vacation Interval inventory is segregated into three ratings based on customer demand (see "Business -- Participation in Vacation Interval Exchange Networks"), with greater costs apportioned to higher value ratings. As Vacation Intervals are sold, these costs are deducted from inventory on a specific identification basis.

     Vacation Intervals may be reacquired as a result of (i) foreclosure (or deed in lieu of foreclosure); (ii) trade-in associated with the purchase of an upgraded Vacation Interval; or (iii) the Company's ongoing program to reacquire Vacation Intervals owned but not actively used by Silverleaf Owners. Vacation Intervals reacquired are recorded in inventory at the lower of their original cost or market value. Vacation Intervals which have been reacquired are relieved from inventory on a specific identification basis when resold. Inventory obtained through the Consolidation Transactions and acquired through the Company's program to reacquire Vacation Intervals owned but not actively used by Silverleaf Owners has a significantly lower average cost basis than recently constructed inventory, contributing significantly to historical operating margins. New inventory added through the Company's construction and acquisition programs has a higher average cost than the Company's inventory in prior years. Accordingly, cost of goods sold has increased and will continue to increase as sales of new inventory increase.

     The Company recognizes interest income as earned. To the extent interest payments become delinquent the Company ceases recognition of the interest income until collection is probable.

     The Company estimates that it will incur expenses of approximately $250,000 in 1998 and 1999 to make its computer systems "year 2000" compliant. See "Risk Factors -- Year 2000 Compliance".

RESULTS OF OPERATIONS

     The following table sets forth certain operating information for the Company.

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                              1995     1996     1997
                                                              -----    -----    -----
As a percentage of Total Revenues:
  Vacation Interval sales...................................   77.4%    79.3%    80.7%
  Interest income...........................................    9.9     11.5     11.1
  Management fee income.....................................    5.6      3.8      2.7
  Lease income..............................................    3.0      3.0      1.7
  Other income..............................................    4.1      2.4      3.8
                                                              -----    -----    -----
          Total Revenues....................................  100.0%   100.0%   100.0%
As a percentage of gross Vacation Interval sales:
  Provision for uncollectible notes.........................   19.5%    19.0%    15.3%
  Cost of Vacation Interval sales...........................    9.6      6.1      9.6
  Sales and marketing.......................................   52.4     47.6     44.5
As a percentage of Interest Income:
  Interest expense..........................................   82.8%    71.3%    49.6%
As a percentage of Total Revenues:
  Operating, general and administrative.....................   19.9%    17.5%    14.4%
  Depreciation and amortization.............................    2.0      2.2      1.8
  Total costs and operating expenses........................   93.1     85.5     77.7

     1997 VERSUS 1996. Revenues in 1997 were $85.1 million, representing a $27.1 million or 46.8% increase over revenues of $57.9 million for the year ended December 31, 1996. The increase was primarily due to a $22.8 million increase in sales of Vacation Intervals, a $2.7 million increase in interest income, and a $1.8 million increase in other income. The strong increase in Vacation Interval revenues resulted from sales of more Vacation Intervals at a higher average price, driven by increased telemarketing capacity, increased sales force, enhanced lead generation methods, and improved techniques of marketing upgraded Vacation Intervals.

     In 1997, the number of Vacation Intervals sold, exclusive of upgraded Vacation Intervals, increased 17% to 6,592 from 5,634 in 1996; the average price per interval increased 16.3% to $7,854 from $6,751. Total interval sales for 1997 included 1,517 biennial intervals (counted as 759 Vacation Intervals) compared to none in 1996. The increase in average price per interval resulted from the Company's increased sales of higher priced, high-season intervals and biennial intervals (whose sales price is more than half of an annual interval). In addition, the Company has increased revenues generated from sales of upgraded intervals at the Existing Resorts through the continued implementation of marketing and sales programs focused on selling upgraded intervals to Silverleaf Owners.

     Interest income increased 40.8% to $9.4 million for the year ended December 31, 1997 from $6.7 million for the same period of 1996. This increase resulted from a $36.2 million increase in notes receivable, net of allowance for uncollectible notes, due to increased sales.

     Management fee income increased 6.6% to $2.3 million for 1997 from $2.2 million for 1996. The increase in management fee income was primarily the result of greater Master Club net income due to higher dues income from an increased membership base.


     Lease income, which relates to the Company's Sampler program, decreased to $1.4 million for 1997 compared to $1.7 million for 1996. The decrease resulted from the Company's marketing of biennial intervals as an alternative to the Sampler program.



     Other income increased 124.6% to $3.2 million for the year ended December 31, 1997 from $1.4 million for the year ended December 31, 1996. This increase was due primarily to usage fees from the Company's newly remodeled golf course at Holiday Hills and higher water and sewer income due to the addition of two new utility operations. Additionally, the Company recovered $219,000 from a lawsuit.


     Cost of sales as a percentage of gross Vacation Interval sales increased to 9.6% in 1997 from 6.1% in 1996. Cost of sales for 1996 was lower primarily as a result of the sale of low cost inventory acquired by the Company in 1995 and 1996 through its program to reacquire Vacation Intervals owned but not actively used by Silverleaf owners. The number of intervals acquired from Silverleaf owners in 1997 was 559 as compared to approximately 1,700 in 1996. Additionally, the Company continues to deplete its inventory of low cost intervals. As a result of these factors and the Company's construction program to build new inventory, the cost of sales percentage has increased and will continue to increase.

     Sales and marketing costs as a percentage of gross Vacation Interval sales declined to 44.5% for the year ended December 31, 1997 from 47.6% for the same period of 1996. This decline is due mainly to efficiencies in the telemarketing and sales functions and economies of scale and increased sales of upgraded intervals.

     The provision for uncollectible notes as a percentage of Vacation Interval sales decreased to 15.3% for 1997 from 19.0% for 1996, reflecting an increased focus on collection efforts for notes receivable. The improvement can also be attributed to an increase in receivables relating to upgrade sales which typically represent better performing accounts, resulting in fewer delinquencies.

     Operating, general and administrative expenses as a percentage of total revenues declined to 14.4% during 1997 from 17.5% in 1996. The decrease was due to efficiencies realized from higher sales volume. Overall, operating, general and administrative expenses increased $2.1 million in 1997 as compared to the prior year, primarily due to an increase in corporate salaries and additional costs incurred as a public company.

     In 1997, depreciation and amortization expense as a percentage of total revenue declined to 1.8% from 2.2% in 1996. Overall, depreciation and amortization expense increased $233,000 from 1996, primarily due to investments in a new automated dialer, telephone system, and central marketing facility.

     Interest expense as a percentage of interest income decreased to 49.6% for the year ended December 31, 1997 from 71.3% for the same period of 1996. This decrease was due to lower borrowing costs during the second half of 1997, mostly as a result of payment of indebtedness with proceeds of the IPO in June 1997.

     Income from continuing operations before income taxes increased 125.8% to $19.0 million for the year ended December 31, 1997 from $8.4 million for the year ended December 31, 1996 as a result of the above mentioned operating results.

     Income tax expense as a percentage of income from continuing operations before income taxes remained relatively unchanged at 37.0% in 1997 versus 37.3% in 1996.

     1996 VERSUS 1995. Revenues in 1996 were $57.9 million, representing a $13.8 million or 31.4% increase over revenues of $44.1 million in 1995. The increase was primarily due to a $11.8 million increase in sales of Vacation Intervals and a $2.3 million increase in interest income.

     In 1996, the number of Vacation Intervals sold, exclusive of sales of upgraded Vacation Intervals, increased 26.2% to 5,634 from 4,464 in 1995 and the average price per unit increased 13.2% to $6,751 from $5,965. The increase in Vacation Interval sales resulted from the Company's modernized electronic telemarketing programs, increased sales force and enhanced lead generation methods. The increase in average price per interval resulted from the Company's increased sales of higher value rated intervals. In addition to increases in sales of Vacation Intervals, the Company increased revenues generated from sales of upgraded intervals at its Existing Resorts through the continued implementation of marketing and sales programs focused on selling such intervals to Silverleaf Owners. See "Business -- Growth Strategy".

     Interest income increased 53.0% to $6.7 million in 1996 from $4.4 million in 1995. This increase resulted from a $20.2 million increase in notes receivable, net of allowance for uncollectible notes, due to increased sales.

     Management fee income decreased 11.7% to $2.2 million in 1996 from $2.5 million in 1995. This decrease was primarily the result of the Master Club's net income being reduced by significant non-capital maintenance and refurbishment costs incurred as a part of the Company's continuing facility improvement program and increased operating costs.

     In 1996, lease income increased 31.1% to $1.7 million in 1996 from $1.3 million in 1995 due to increased sales under the Company's Sampler program. The Company has generally been successful in converting such customers to purchasers of Vacation Intervals.

     Other income decreased 21.4% to $1.4 million in 1996 from $1.8 million in 1995. This decrease was primarily due to a significant reduction in servicing fee income due to discontinuation of factoring notes receivables, and, to a lesser extent, the temporary closing of the Holiday Hills golf course for remodeling.

     Cost of sales as a percentage of gross Vacation Interval sales declined to 6.1% in 1996 from 9.6% in 1995. This decrease was due to a greater volume of sales of Vacation Intervals with a low cost basis, and to a lesser extent, price increases of Vacation Intervals sold. The Company obtained a significant amount of low cost inventory in 1996 (approximately 1,700 intervals) through its program to reacquire Vacation Intervals owned but not actively used by Silverleaf Owners. These Vacation Intervals were acquired at a nominal cost to the Company (typically $200 per interval). The 1,700 intervals acquired in 1996 represented approximately 5.5% of all intervals owned by Silverleaf Owners at December 31, 1996.

     Sales and marketing costs as a percentage of gross Vacation Interval sales declined to 47.6% in 1996 from 52.4% in 1995. This decline is due primarily to the efficiencies resulting from the Company's telemarketing and sales force areas and economies of scale.

     The provision for uncollectible notes as a percentage of Vacation Interval sales remained relatively unchanged at 19.0% in 1996 versus 19.5% in 1995.

     Operating, general and administrative expenses as a percentage of total revenues declined to 17.5% in 1996 from 19.9% in 1995 due to realization of economies of scale and elimination of non-recurring expenses incurred in 1995.

     Depreciation and amortization expense as a percentage of total revenue increased to 2.2% in 1996 from 2.0% in 1995 primarily due to an increase in property, plant and equipment in 1996.

     Interest expense as a percentage of interest income declined to 71.3% in 1996 from 82.8% in 1995. This decrease was due to lower borrowing cost during the period.

     Income from continuing operations before income taxes increased 175.0% to $8.4 million in 1996 from $3.1 million in 1995 as a result of the above mentioned operating activities.

     Income tax expense as a percentage of income from continuing operations before income taxes declined to 37.3% in 1996 from 49.4% in 1995 due to recognition of certain losses of CBI for financial statement purposes which were not deductible by the Company in 1995 for income tax purposes. CBI operated as a Subchapter S Corporation wholly-owned by the principal shareholder; accordingly, the cumulative losses of CBI incurred prior to the transfer of the stock of CBI to the Company were not available for utilization by the Company as an offset to taxable income. Effective January 1, 1996, the Company converted CBI to a C corporation and included it in the consolidated income tax return of the Company.

LIQUIDITY AND CAPITAL RESOURCES


     THE EQUITY OFFERING AND THE NOTE OFFERING. After consummation of the Equity Offering and the Note Offering and the repayment of indebtedness with the proceeds therefrom, the Company estimates that it will have approximately $54.3 million in cash and equivalents and $125.0 million of borrowing capacity available under its revolving credit facilities. See "Description of Certain Indebtedness".


     SOURCES OF CASH. The Company generates cash primarily from the sale of Vacation Intervals, the financing of customer notes receivables from Silverleaf Owners, management fees, Sampler sales, and resort and utility operations. During the years ended December 31, 1995 and 1996, net cash provided by operating activities was $3.7 million and $6.4 million, respectively. During the year ended December 31, 1997, the Company's operating activities reflected a use of cash of $3.4 million, reflecting a one-time cash use of approximately $6.2 million for the repayment of accrued but previously unpaid interest payable to affiliates in connection with the IPO. The Company typically receives a 10% down payment on sales of Vacation Intervals and finances the remainder by receipt of a seven year customer promissory note. The Company generates cash from the financing of customer notes receivable (i) by borrowing at an advance rate of 70% of eligible customer notes receivable and (ii) from the spread between interest received on customer notes receivable and interest paid on related borrowings. Because the Company uses significant amounts of cash in the development and marketing of Vacation Intervals, but collects cash on customer notes receivable over a seven year period, borrowing against receivables has historically been a necessary part of normal operations. See "Risk
Factors -- Financing Customer Borrowings" and "Risk Factors -- Borrower
Defaults".


     Net cash provided by financing activities for the years ended December 31, 1995, 1996 and 1997 was $18.7 million, $14.9 million and $46.9 million, respectively. During 1997, compared to 1996, the $32.0 million increase in cash flow provided by financing activities was due to net proceeds from the IPO of $51.1 million and increased borrowings, substantially offset by repayment of $45.7 million of debt from the IPO proceeds. The Company's revolving credit facilities provide for loans of up to $125.0 million. At December 31, 1997, approximately $44.4 million of principal and interest related to advances under the credit facilities was outstanding. Of this amount, $0, $1.5 million, $4.1 million, $0, $12.6 million, and $26.2 million, matures in 1998, 1999, 2000, 2001, 2002, and subsequent years, respectively. For the year ended December 31, 1997, the weighted average cost of funds for these borrowings was 10.1%. Customer defaults have significant impact on cash available to the Company from financing customer notes receivable in that notes more than 60 days past due are not eligible as collateral. As a result, the Company in effect must repay borrowings against such notes. See "Risk Factors -- Borrower Defaults", "Risk Factors -- Financing Customer Borrowings" and "Risk Factors -- Development, Construction and Property Acquisition Activities". The Company intends to pay substantially all of its indebtedness under its credit facilities with the proceeds of the Equity Offering and the Note Offering. However, the Company intends to maintain the facilities and expects to utilize them to finance its operations after the Equity Offering and the Note Offering. See "Description of Certain Indebtedness", Note 7 of Notes to Consolidated Financial Statements, "Capitalization", and "Sources and Uses of Proceeds".


     For regular federal income tax purposes, the Company reports substantially all of the Vacation Interval sales it finances under the installment method. Under this method, income on sales of Vacation Intervals is not recognized until cash is received, either in the form of a down payment, or as installment payments on customer notes receivable. The deferral of income tax liability conserves cash resources on a current basis. Interest will be imposed, however, on the amount of tax attributable to the installment payments for the period beginning on the date of sale and ending on the date the related tax is paid. If the Company is otherwise not subject to tax in a particular year, no interest is imposed since the interest is based on the amount of tax paid in that year. The consolidated financial statements do not contain an accrual for any interest expense which would be paid on the deferred taxes related to the installment method as the interest expense is not estimable. In addition, the Company is subject to current alternative minimum tax ("AMT") as a result of the deferred income which results from the installment sales treatment. Payment of AMT reduces the future regular tax liability attributable to Vacation Interval sales, and creates a deferred tax asset. In February 1998, the Internal Revenue Service proposed an AMT accounting adjustment effective as of January 1, 1997. The Company plans to file a request with the Internal Revenue Service to make the proposed ruling effective January 1, 1998, but the Internal Revenue Service may refuse to change the effective date of the ruling. If the Internal Revenue Service refuses to change the effective date, estimated taxes of $1.5 million, which are included as current liabilities on the Company's December 31, 1997 balance sheet, plus interest and any applicable penalties, will be payable in 1998, and the Company's alternative minimum taxable income for 1998 through 2000 will be increased each year by an estimated amount of approximately $9.6 million per year for the pre-1997 adjustment, which will result in the Company paying substantial additional federal and state taxes in those years. If the Internal Revenue Service agrees to change the effective date, then the preceding effects of the accounting method change will be delayed by one year. See "Risk
Factors -- Acceleration of Deferred Taxes", "Risk Factors -- Alternative Minimum Taxes" and Note 6 of Notes to Consolidated Financial Statements. The Company's net operating loss carryforwards, which also may be used to offset installment sales income, expire beginning in 2007 through 2012. Realization of the deferred tax asset arising from net operating losses is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards and other factors. See "Risk Factors -- Limitations on Use of Net Operating Loss from Ownership Change" and Note 6 of Notes to Consolidated Financial Statements.


     USES OF CASH. Investing activities typically reflect a net use of cash because of loans to customers in connection with the Company's Vacation Interval sales, capital additions, and property acquisitions. Net cash used in investing activities for the years ended December 31, 1995, 1996 and 1997 was $19.6 million, $24.0 million and $39.5 million, respectively. Cash used in investing activities increased significantly in each period primarily due to significant increases in customer notes receivable and the acquisition of the Fox River, Timber Creek, and Oak N' Spruce resorts and the Las Vegas and Galveston sites. The Company acquired the Fox River and Timber Creek resorts in August 1997 for $2.9 million, the site in Las Vegas, Nevada in November 1997 for $2.7 million, one tract of the Galveston property in December 1997 for $485,000, and the Oak N' Spruce Resort in Massachusetts in December 1997 for $5.1 million. Operating and investing activities also use cash because the Company requires funds to construct infrastructure, amenities, and additional units at the Existing Resorts and New Resorts, to acquire property for future resort development, and to support current operations.

     The Company has budgeted $13.1 million and $3.1 million for 1998 and 1999, respectively, for the development of additional roads, utilities and amenities at the Existing Resorts and New Resorts. To construct new units at the Existing Resorts and the New Resorts, $39.6 million and $36.3 million is budgeted for 1998 and 1999, respectively. Additionally, the Company may purchase management rights to eight resorts for $3.8 million, a golf course and land for $3.5 million, and other land for $1.6 million. See "Business -- Recent Developments". Furthermore, the Company is actively seeking sites for additional new resorts or acquisitions.

     The foregoing capital expenditures, development costs, and acquisitions will be financed through a combination of the proceeds of the Equity Offering and the Note Offering, cash flow from operations, and proceeds from anticipated borrowings under existing or future credit facilities. See "Business -- Growth Strategy", "Description of Certain Indebtedness", and "Sources and Uses of Proceeds".

     CBI, which has historically required funding from the Company, was engaged in the development and sale of full ownership condominiums, the investment in, holding and sale of both real and personal properties, principally in Missouri, and holding land in Mississippi. Subsequent to the acquisition of CBI, the Company determined that CBI's condominium development and sale line of business was not fully compatible with the Company's timeshare operations. Consequently, CBI ceased all development operations and adopted a plan of dissolution effective December 31, 1996, to sell its remaining full ownership condominiums by December 31, 1997. Accordingly, the condominium development and sales operation of CBI is treated as a discontinued operation for financial reporting purposes. The income (loss), net of income taxes, from the discontinued operations was ($1.5) million, ($295,000), and $0 for the years ended December 31, 1995, 1996, and 1997, respectively. Anticipated future costs of carrying and selling the remaining inventory of CBI were accrued as of December 31, 1996, in the amount of $201,000. Based on the formal plan adopted by the Company, substantially all assets were sold and liabilities repaid by December 31, 1997 and no additional accrual for the loss was reserved.

     Giving effect to the Equity Offering and the application of the proceeds therefrom, the Company believes the available borrowing capacity under its credit facilities, together with cash generated by operations, will be sufficient to fund operations in the ordinary course of business for at least the next 12 months. With the additional net proceeds from the Note Offering, the Company believes it will have sufficient cash to fund operations in the ordinary course of business through December 1998, without drawing upon its existing credit facilities. If the Equity Offering and the Note Offering are consummated, the Company will have $125.0 million of borrowing capacity under such credit facilities, which will offer the Company the additional flexibility to acquire new timeshare resorts which are currently in operation, land upon which new timeshare resorts may be constructed, or other companies which operate resort-type properties. The Company does not have sufficient capital to fully implement its master plan for the total development of the Existing Resorts and New Resorts. See "Risk Factors -- Development, Construction and Property Acquisition Activities". To completely finance such master plan development and fund additional acquisitions, the Company will likely be required to raise additional capital through additional credit facilities, debt offerings, additional public offerings of its Common Stock, or any combination of the above. Any debt incurred or issued by the Company may be secured or unsecured, may bear interest at fixed or variable rates of interest, and may be subject to such terms as management deems prudent. Any failure to renew existing credit facilities, obtain adequate financing under new facilities, or raise capital through other debt or equity offerings, could have a material adverse effect on the Company's financial position, results of operations or liquidity, and could significantly reduce the Company's plans to acquire new properties, develop the New Resorts, and expand the Existing Resorts. See "Risk Factors -- Increased Leverage".

INFLATION

     Inflation and changing prices have not had a material impact on the Company's revenues, operating income and net income during any of the Company's three most recent fiscal years. However, to the extent inflationary trends affect short-term interest rates, a portion of the Company's debt service costs may be affected as well as the rates the Company charges on its customer notes receivable.

                             THE TIMESHARE INDUSTRY

THE MARKET

     The resort component of the leisure industry is serviced primarily by two alternatives for overnight accommodations: commercial lodging establishments and timeshare resorts. Commercial lodging consists of (i) hotels and motels in which a room is rented on a nightly, weekly or monthly basis for the duration of the visit, and (ii) rentals of privately-owned condominium units or homes. For many vacationers, particularly those with families, a lengthy stay at a quality commercial lodging establishment is not economical. In addition, room rates and availability at such establishments are subject to change periodically. Timeshare ownership presents an economical alternative to commercial lodging for vacationers.

WORLDWIDE MARKET

     In 1995 (the most recent year for which statistics are available), the worldwide timeshare industry experienced 206,000 first-time buyers, sales of 600,000 Vacation Intervals, and sales volume of $5 billion. First introduced in Europe in the mid-1960s, ownership of Vacation Intervals has been one of the fastest growing segments of the hospitality industry over the past two decades. As shown in the following charts, the worldwide timeshare industry has expanded significantly since 1980 both in Vacation Interval sales volume and number of Vacation Interval owners.

                    DOLLAR VOLUME OF VACATION INTERVAL SALES
                                 (IN BILLIONS)

                       NUMBER OF VACATION INTERVAL OWNERS
                                 (IN MILLIONS)

UNITED STATES MARKET

     In 1996, 218,000 intervals in U.S. properties were sold at an average price of $10,000 per interval, resulting in total sales volume of $2.2 billion. By comparison, total sales volume in 1992 was $1.3 billion. A total of 1,767,000 households owned intervals in U.S. timeshare properties at January 1, 1997.

REASONS FOR GROWTH

     The following factors have contributed to increased acceptance of the timeshare concept among the general public and the substantial growth of the timeshare industry over the past 15 years:

     - higher quality accommodations and services;

     - involvement of well-recognized hotel companies in the industry;

     - improved availability of financing for purchasers of Vacation Intervals;

     - increased flexibility of timeshare use;

     - increased regulation of the timeshare industry; and

     - improved overall image of the timeshare industry.

     Despite the growth in the timeshare industry, Vacation Interval ownership had achieved only an approximate 1.77% market penetration of all U.S. households at January 1, 1997 (based on a U.S. Census Bureau estimate of U.S. households in
1995).

     The timeshare industry is highly fragmented, engaged in by a large number of local and regional resort developers and operators. However, there is a trend towards consolidation of timeshare properties among fewer owners. The Company believes that one of the most significant factors contributing to the current awareness of the timeshare industry is the entry into the market of some of the world's major lodging, hospitality and entertainment companies, including Marriott, Disney, Hilton, Hyatt, and Ramada.

THE CONSUMER

     The median age of a Vacation Interval owner in the United States who purchased an interval in 1995 or 1996 was 48 years. The following table shows the estimated household incomes of (i) all timeshare owners in the United States, (ii) U.S. timeshare owners who purchased an interval during the period from October 1996 through February 1997, and (iii) all timeshare owners in the Central Region of the United States (which consists of 20 states including Illinois, Missouri, and Texas):

                                                        UNITED     '96/'97    CENTRAL
                                                        STATES     BUYERS     REGION
                                                        -------    -------    -------
HOUSEHOLD INCOME BEFORE TAXES
Under $30,000.........................................      3.7%       2.3%       4.6%
$30,000 to $39,999....................................      6.9%       6.3%       7.5%
$40,000 to $49,999....................................     12.2%      13.3%      12.5%
$50,000 to $59,999....................................     14.3%      16.3%      15.1%
$60,000 to $74,999....................................     18.0%      15.7%      18.6%
$75,000 to $99,999....................................     21.2%      22.7%      25.3%
$100,000 to $124,999..................................     12.1%      13.1%       6.2%
$125,000 to $149,999..................................      4.2%       2.0%       4.6%
$150,000 or more......................................      7.4%       8.4%       5.5%
Approximate Median....................................  $71,000    $71,000    $68,000

     The U.S. Census Bureau has estimated that 29.9% of all U.S. households in 1996 had a household income between $25,000 and $50,000, which represents approximately one-half of the Company's customer base. The U.S. Census Bureau figures represent household incomes throughout the United States, whereas the Company's target customers currently live primarily in Texas, Missouri, Illinois, Massachusetts, New York, and Connecticut; accordingly, the estimates prepared by the U.S. Census Bureau may not accurately reflect the annual incomes of the Company's target customers. Based upon a sampling of approximately 7% of the Company's customers who purchased a Vacation Interval in 1997, approximately 18% of such customers had an annual income less than $25,000, approximately 49% of such customers had an income of $25,000 to $50,000, and approximately 33% of such customers had an annual income greater than $50,000.

                                    BUSINESS

OVERVIEW

     Silverleaf is a leading developer, marketer, and operator of "drive-to" timeshare resorts. The Company currently owns and operates eight "drive-to" resorts in Texas, Missouri, Illinois, and Massachusetts (the "Drive-to Resorts") and two "destination" resorts in Missouri (the "Destination Resorts", and together with the Drive-to Resorts, the "Existing Resorts"). The Company has recently acquired sites in Las Vegas, Nevada and Galveston, Texas to be developed as new Destination Resorts (the "New Resorts"). The number of annual one-week Vacation Intervals sold by the Company increased at an annual compounded growth rate of 29.2% from 1992 to 1997. At December 31, 1997, the Company had an inventory of 10,930 Vacation Intervals, was constructing 120 new units (6,192 new Vacation Intervals), and had plans to construct 2,670 additional units (137,728 new Vacation Intervals) at the Existing Resorts. The Company plans to construct 557 new units (28,964 Vacation Intervals) at the New Resorts. Due to standardized architectural designs and procedures, new units can typically be constructed at the Existing Resorts within 150 days, weather permitting. Silverleaf generally starts construction of new units after sales of Vacation Intervals for those units have occurred.


     The Company markets Vacation Intervals to value-conscious customers and has advanced proprietary computer systems to track and identify potential timeshare owners. Through exclusive marketing arrangements with race tracks, amusement parks, and other event sponsors, the Company identifies a substantial number of prospects in its target markets. As a result of these and other activities, more than 1,500 potential customers currently tour the resorts each week. Management anticipates the pool of potential customers will remain strong due to expansion into new geographic regions and growth in major Texas metropolitan areas, population turnover in such metropolitan areas, and further penetration of the target markets.



     The Drive-to Resorts are designed to appeal to value-conscious vacationers seeking comfortable and affordable accommodations in locations convenient to their residences. These resorts are located proximate to major metropolitan areas (currently Dallas-Ft. Worth, Houston, San Antonio/Austin, St. Louis, Chicago, Boston and the greater New York City area), facilitating more frequent "short stay" getaways, which the Company believes is a growing vacation trend. The Destination Resorts, which are located in the popular country and western music entertainment resort area of Branson, Missouri, offer Silverleaf customers the opportunity to upgrade into higher quality resorts as their lifestyles and travel budgets permit. Both the Drive-to Resorts and the Destination Resorts are in rustic areas which provide a quiet, relaxing vacation environment and offer an economical alternative to commercial vacation lodging. Consistent with Silverleaf's strategy of targeting value-conscious customers, the average price of a Vacation Interval for a two-bedroom unit at the Existing Resorts was $7,834 for 1997 and $6,922 for 1996, as compared to the industry average price of $10,790 for 1996.


     The Company offers benefits to Silverleaf Owners which are uncommon in the timeshare industry. These benefits include (i) use of vacant lodging facilities at no extra cost through Silverleaf's Endless Escape program; (ii) year-round access to non-lodging amenities such as fishing, boating, horseback riding, tennis or golf on a "country-club" basis for little or no additional charge; and
(iii) the right to exchange a Vacation Interval for a different time period or different Existing Resort through Silverleaf's internal exchange program. These benefits are subject to availability and other limitations. Most Silverleaf Owners may also enroll in the world's largest Vacation Interval exchange network operated by RCI.


     The Company's 1997 pro forma revenues and EBITDA were $84.9 million and $24.8 million, respectively. The Company's Common Stock is listed on the NYSE under the symbol "SVR", and based on a closing price of $25.125 per share on March 11, 1998, the Company had a market capitalization of approximately $284.2 million.


OPERATIONS

     Silverleaf's operations include (i) developing and acquiring timeshare resorts; (ii) marketing and selling Vacation Intervals to prospective first-time owners; (iii) marketing and selling upgraded Vacation Intervals to existing Silverleaf Owners; (iv) providing financing for the purchase of Vacation Intervals; and (v) operating timeshare resorts. The Company has substantial in-house capabilities which enable it to coordinate all aspects of development and expansion of the Existing Resorts and the development of the New Resorts, including site selection, design, and construction pursuant to standardized plans and specifications. The Company also performs substantially all marketing and sales functions internally and has made a significant investment in operating technology, including sophisticated telemarketing and computer systems and proprietary software applications. The Company identifies potential purchasers through internally developed marketing techniques, and sells Vacation Intervals through on-site sales offices located at certain Drive-to Resorts. This practice allows the Company to avoid the more expensive marketing costs of subsidized airfare and lodging which are typically associated with the timeshare industry. The Company believes its marketing program and operating and computer systems enable it to market and sell Vacation Intervals at a lower cost than its competitors in the timeshare industry. The costs of maintaining and operating the Existing Resorts are paid from Silverleaf Owners' monthly ownership dues.

     As part of the Vacation Interval sales process, the Company offers customer financing of up to 90% of the purchase price to be paid over a seven year period. At December 31, 1997, the Company had a portfolio of approximately 21,320 Vacation Interval customer notes receivable totalling approximately $104.4 million with an average yield of 14.5% per annum. The Company has typically financed its operations by pledging eligible customer notes to lending institutions who make loans secured by such notes. The Company has three revolving credit facilities providing for loans up to an aggregate of $115.0 million to finance customer notes receivable. See "Description of Certain Indebtedness".

COMPETITIVE ADVANTAGES

     Silverleaf believes the following characteristics afford it certain competitive advantages:

     LOWER MARKETING, SALES, AND ADMINISTRATIVE COSTS. With resorts and on-site sales offices within a two-hour drive of its targeted customers, Silverleaf can invite potential customers to tour the Drive-to Resorts without offering subsidized airline tickets and lodging, a significant marketing expense typically incurred by competitors in the industry. Silverleaf has also reduced marketing, operating, and administrative costs through centralization and automation of many functions. While marketing and sales costs as a percentage of revenue will increase for newly acquired resorts, the Company believes that these costs will, over time, return to historical levels.

     CONVENIENT DRIVE-TO LOCATIONS. Silverleaf's Drive-to Resorts are located within a two-hour drive of a majority of the target customers' residences, which accommodates the growing demand for shorter, more frequent, close to home vacations. This proximity facilitates use of Silverleaf's Endless Escape program, which allows Silverleaf Owners to use vacant units for no additional charge, subject to availability and certain limitations. Silverleaf believes it is the only timeshare operator in the industry which offers its customers these benefits. Silverleaf Owners can also conveniently enjoy non-lodging resort amenities year-round on a "country-club" basis.

     SUBSTANTIAL INTERNAL GROWTH CAPACITY. At December 31, 1997, Silverleaf had an inventory of 10,930 Vacation Intervals, and a master plan to construct new units which will result in up to 143,920 additional Vacation Intervals at the Existing Resorts and 28,964 Vacation Intervals at the New Resorts. Silverleaf's master plan for construction of new units is contingent upon future sales at the Existing Resorts and New Resorts and the availability of financing, grant of government permits, and future land-planning and site-layout considerations. See "Risk Factors -- Development, Construction and Property Acquisition Activities".

     IN-HOUSE OPERATIONS. Silverleaf has in-house marketing, sales, financing, development, and property management capabilities. While Silverleaf utilizes outside contractors to supplement internal resources, when appropriate, the breadth of Silverleaf's internal capabilities allows greater control over all phases of its operations and helps maintain operating standards and reduce overall costs.

     LOWER CONSTRUCTION AND OPERATING COSTS. Silverleaf has developed and generally employs standard architectural designs and operating procedures which it believes significantly reduce construction and operating expenses. Standardization and integration also allow Silverleaf to rapidly develop new inventory in response to demand. Weather permitting, new units at Existing Resorts can normally be constructed on an "as needed" basis within 150 days.

     CENTRALIZED PROPERTY MANAGEMENT. Silverleaf operates all of the Existing Resorts on a centralized and collective basis, with operating and maintenance costs paid from Silverleaf Owners' monthly dues. Silverleaf believes that consolidation of resort operations benefits Silverleaf Owners by providing them with a uniform level of service, accommodations and amenities on a standardized, cost-effective basis. Such standardization also facilitates Silverleaf's internal exchange program, the Endless Escape program, and external Vacation Interval exchange programs.

     EXPERIENCED MANAGEMENT. The Company's senior management has extensive experience in the acquisition, development, and operation of timeshare resorts. Robert E. Mead, Chairman of the Board and Chief Executive Officer, has more than 18 years of experience in the timeshare industry and since 1995 has served as a director of ARDA, the primary trade association for the timeshare industry. Pro forma for the Equity Offering (assuming no exercise of the Underwriters' over-allotment option granted by Mr. Mead), Mr. Mead will own 53.5% of the Common Stock of the Company. The Company's senior officers have an average of ten years of experience in the timeshare industry.

GROWTH STRATEGY

     Silverleaf intends to grow through the following strategies:


     INCREASING DEVELOPMENT AND SALES OF VACATION INTERVALS. Silverleaf intends to capitalize on its significant expansion capacity at the Existing Resorts and the New Resorts by increasing marketing, sales and development activities. At December 31, 1997, Silverleaf owned approximately 930 acres of land that were available for further development of timeshare units and amenities under Silverleaf's master plan. The master plan forecasts development of 3,347 additional units, which would result in 172,884 additional Vacation Intervals. During 1997, Silverleaf enhanced its marketing efforts, including increased telemarketing capacity arising from investments in computer and automated dialing technology, increased its sales force, enhanced its lead generation methods, completed the construction of new sales offices and other amenities, and commenced the development of new lodging facilities. Furthermore, Silverleaf continues to emphasize its Endless Escape program designed to accommodate shorter, "getaway" vacations and has broadened its product offerings to include biennial (alternate year) intervals and Samplers which are designed to accommodate more cost-conscious customers.



     INCREASING SALES OF UPGRADED INTERVALS. Silverleaf believes it can continue to improve operating margins by increasing sales of upgraded Vacation Intervals to existing Silverleaf Owners since these sales have significantly lower sales and marketing costs. Upgrades by a Silverleaf Owner include the purchase of (i) an interval in a newly designed and constructed standard unit; (ii) an interval in a larger or higher quality unit; (iii) an interval during a more desirable time period; (iv) an interval at a different Drive-to Resort; or (v) an interval at a Destination Resort. Silverleaf has designed specific marketing and sales programs to sell upgraded Vacation Intervals to Silverleaf Owners. Silverleaf continues to construct higher quality, larger units for sale as upgraded intervals, as well as developing sites at Las Vegas and Galveston as new upgrade locations. For example, at Ozark Mountain Resort in Branson, Missouri, luxury "President's View" units are offered for sale at prices ranging from $8,000 to $17,500 per Vacation Interval. Intervals exchanged for upgraded intervals are added back to inventory at historical cost for resale at the current offering price. Sales of upgrades increased to $16.9 million in 1997, from $7.9 million in 1996 (upgrade sales represented 24.6% of Silverleaf's Vacation Interval sales in 1997 as compared to 17.1% for 1996). Silverleaf incurs additional sales commissions upon the resale of Vacation Intervals reconveyed to Silverleaf by purchasers of upgraded intervals, and such sales absorb their proportionate share of marketing costs to the extent they displace the sale of another interval, although they do not directly result in incremental marketing costs.


     DEVELOPMENT OF ADDITIONAL RESORTS AND ACQUISITIONS. In 1997, Silverleaf purchased four sites for development as Drive-to and Destination Resorts and acquired an existing timeshare resort which it markets as a Drive-to Resort. Additionally, in 1998, Silverleaf entered into agreements to acquire property with a golf course near Atlanta, undeveloped land near Kansas City, and the right to manage eight timeshare resorts in seven states. Silverleaf continues to seek new properties for Drive-to Resorts in scenic wooded areas on lakes or waterways that are near major metropolitan areas that have favorable demographic characteristics. For Destination Resorts, Silverleaf seeks popular destination resort areas that are easily accessible to Silverleaf Owners. Silverleaf is currently exploring a number of other property acquisition opportunities, and intends to continue acquiring and/or developing additional resorts.

RECENT DEVELOPMENTS


     Since the IPO, Silverleaf has taken actions which it believes will enhance its growth and competitive position within the U.S. timeshare industry. These actions are summarized below and discussed elsewhere in this Prospectus.


     - DEVELOPMENT OF TIMBER CREEK PROPERTY. In August 1997, Silverleaf purchased the Timber Creek Resort for $1.2 million for development as a Drive-to Resort. Timber Creek is located approximately 50 miles south of St. Louis, Missouri. Silverleaf intends to develop approximately 600 units (31,200 Vacation Intervals) at the Timber Creek Resort and has begun construction of 24 units to be completed in May 1998. Sales of Vacation Intervals at Timber Creek began in October 1997.

     - DEVELOPMENT OF FOX RIVER PROPERTY. In August 1997, Silverleaf purchased the Fox River Resort for $1.7 million for development as a Drive-to Resort. Fox River is located approximately 70 miles southwest of Chicago. Silverleaf intends to develop approximately 492 (25,584 Vacation Intervals) units on this property, and has begun construction on 36 units to be completed in May 1998. Sales of Vacation Intervals at Fox River began in November 1997.

     - ACQUISITION OF OAK N' SPRUCE RESORT. In December 1997, Silverleaf acquired the Oak N' Spruce Resort, an existing 55 room hotel and 132 unit timeshare resort, in the Berkshire Mountains of western Massachusetts for $5.1 million. This new Drive-to Resort serves Boston and the greater New York City market and Silverleaf plans to develop approximately 420 new units (21,840 Vacation Intervals) at this resort. At December 31, 1997, there were 1,629 unsold Vacation Intervals at the resort. Silverleaf's sales of Vacation Intervals at Oak N' Spruce began in January 1998.

     - PURCHASE OF LAS VEGAS SITE. In November 1997, Silverleaf acquired a two acre parcel near the "strip" in Las Vegas, Nevada, for $2.7 million. Silverleaf intends to develop this property as a new Destination Resort which will contain approximately 157 units (8,164 Vacation Intervals).

     - PURCHASE OF GULF COAST SITE. In December 1997 and February 1998, Silverleaf acquired two adjoining tracts of land in Galveston, Texas, for approximately $1.7 million, to be developed as a new beach-front Gulf Coast Destination Resort. Silverleaf intends to develop approximately 400 units (20,800 Vacation Intervals) at this resort.

     - INCREASED SALES OF VACATION INTERVALS AT EXISTING RESORTS. In addition to the acquisitions described above, Silverleaf has also worked since the IPO to improve internal sales growth at the Existing Resorts. During 1997, Silverleaf sold 6,592 Vacation Intervals (excluding upgrades), compared to 5,634 and 4,464 during 1996 and 1995, respectively. Total revenues increased to $85.1 million in 1997 from $57.9 million and $44.1 million in 1996 and 1995, respectively.

     - ENHANCED CREDIT FACILITIES. Silverleaf has improved its borrowing capacity by increasing its revolving credit facilities from $80.0 million to $115.0 million and by acquiring a construction line of credit in the amount of $10.0 million. Additionally, Silverleaf has been able to negotiate lower interest rates and extensions of maturity of certain loan facilities.


     - INVESTMENTS IN OPERATING AND TELEMARKETING SYSTEMS. Silverleaf has invested approximately $2.1 million in a new automated dialer, telephone system, and central marketing facility to improve Silverleaf's operating and telemarketing systems.


     - ADDITIONS TO MANAGEMENT TEAM. Silverleaf formed a new acquisition subsidiary, Silverleaf Resort Acquisitions, Inc., and hired Thomas G. Franks as President of the new subsidiary. Mr. Franks is a former President of ARDA, the primary trade association for the timeshare industry, and has more than 15 years of experience in the timeshare industry. Silverleaf has also added marketing and operational personnel to its management team.

     - PROPOSED ACQUISITION OF MANAGEMENT RIGHTS. In January 1998, Silverleaf entered into an agreement with Crown Resort Co., LLC to acquire management rights to eight timeshare resorts in Alabama, Mississippi, North Carolina, Pennsylvania, South Carolina, Tennessee, and Texas for $3.8 million. At December 31, 1997 the eight resorts had approximately 21,500 timeshare owners. As part of this agreement, Silverleaf will also receive approximately 1,800 unsold Vacation Intervals and certain equipment at these eight resorts. This proposed acquisition is subject to completion of customary due diligence investigations and there is no assurance that it will be consummated. See "Possible Acquisition of Management Rights to Crown Resorts".

     - PROPOSED PURCHASE OF ATLANTA AND KANSAS CITY SITES. In February 1998, Silverleaf entered into two agreements, one to acquire a 220 acre property, including a 160 acre golf course, 72 miles north of Atlanta, Georgia for $3.5 million, and another to acquire 260 acres of undeveloped land near Kansas City, Missouri for $1.6 million. If acquired, each property will be developed as a Drive-to Resort. Each contract may be cancelled by Silverleaf if it is not satisfied with each property after conducting its due diligence investigation. Accordingly, there is no assurance that either of these contracts will be closed.

RESORTS SUMMARY

     The following tables set forth certain information regarding each of the Existing Resorts and New Resorts at December 31, 1997, unless otherwise indicated.

  EXISTING RESORTS

                                                                                                         VACATION
                                                                    VACATION INTERVALS                   INTERVALS
                                          UNITS AT RESORTS              AT RESORTS                        SOLD(a)
                                      ------------------------   ------------------------                ---------
                          PRIMARY     INVENTORY                  INVENTORY                     DATE                   IN
                          MARKET         AT         PLANNED         AT         PLANNED         SALES      THROUGH    1997
   RESORT/LOCATION        SERVED      12/31/97    EXPANSION(b)   12/31/97     EXPANSION      COMMENCED   12/31/97    ONLY
   ---------------     -------------  ---------   ------------   ---------   ------------    ---------   ---------   -----
DRIVE-TO RESORTS
Holly Lake             Dallas-           130           108         1,129         5,400(d)      1982        5,371       539
  Hawkins, TX          Ft. Worth, TX
The Villages           Dallas-           240           352         2,440        18,304(e)      1980       10,040     1,679
  Flint, TX            Ft. Worth, TX
Lake O' The Woods      Dallas-            64            16           412           800(d)      1987        2,788       332
  Flint, TX            Ft. Worth, TX
Piney Shores           Houston, TX       132           268         2,516        13,936(e)      1988        4,348     1,359
  Conroe, TX
Hill Country           Austin-San        153(g)        254         1,886        12,700(d)      1984        5,764     1,391
  Canyon Lake, TX      Antonio, TX
Timber Creek           St. Louis,         --           600(h)         --        31,200(e)(h)   1997           32        32
  DeSoto, MO           MO
Fox River              Chicago, IL        --           492(h)         --        25,584(e)(h)   1997           49        49
  Sheridan, IL
Oak N' Spruce          Boston, MA        132           420         1,629        21,840(e)(h)   1998           --        --
  South Lee, MA        New York,
                       NY(i)
DESTINATION RESORTS
Ozark Mountain         Branson,          124            78           783         4,056(e)      1982        5,665       994
  Kimberling City, MO  MO
Holiday Hills          Branson,           24           202           135        10,100(d)      1984        1,065       217
  Branson, MO          MO
                                         ---         -----        ------       -------                    ------     -----
        Total                            999         2,790        10,930       143,920                    35,122     6,592
                                         ===         =====        ======       =======                    ======     =====


                       AVERAGE
                        SALES
                        PRICE     AMENITIES/
   RESORT/LOCATION     IN 1997   ACTIVITIES(c)
   ---------------     -------   -------------
DRIVE-TO RESORTS
Holly Lake             $7,062    B,F,G,H,
  Hawkins, TX                    M,S,T
The Villages            7,640    B,F,H,
  Flint, TX                      M,S,T
Lake O' The Woods       6,743    F,M,S,T(f)
  Flint, TX
Piney Shores            8,518    B,F,H,
  Conroe, TX                     M,S,T
Hill Country            8,552    B,M,S,T(f)
  Canyon Lake, TX
Timber Creek            5,599    B,F,G,M,S,T
  DeSoto, MO
Fox River               5,465    G,M,S,T
  Sheridan, IL
Oak N' Spruce              --    F,G,S,T
  South Lee, MA

DESTINATION RESORTS
Ozark Mountain          7,282    B,F,H,
  Kimberling City, MO            M,S,T
Holiday Hills           8,046    G,M,S,T(f)
  Branson, MO
                       ------
        Total          $7,854
                       ======


                                             (Table continued on following page)

  NEW RESORTS

                                                                                                                 EXISTING AND
                                                    PRIMARY          DATE      PLANNED       PLANNED               PLANNED
                RESORT/LOCATION                  MARKET SERVED     ACQUIRED    UNITS(H)    INTERVALS(H)      AMENITIES/ACTIVITIES
                ---------------                  --------------    --------    --------    ------------      --------------------
Galveston, TX..................................  Houston, TX         1997(j)      400(k)      20,800(e)(k)   B,F,S,T
Las Vegas, NV..................................  Las Vegas, NV       1997         157(l)       8,164(e)(l)   S
                                                                                -----         ------
        Total..................................                                   557         28,964
                                                                                =====         ======

---------------

(a) These totals do not reflect sales of upgraded Vacation Intervals to Silverleaf Owners. For the year ended December 31, 1997, upgrade sales at the Existing Resorts were as follows:

                                                                      AVERAGE SALES PRICE
                                                                          FOR THE YEAR
                                                                         ENDED 12/31/97
                                                UPGRADED VACATION          -- NET OF
                     RESORT                      INTERVALS SOLD        EXCHANGED INTERVAL
                     ------                     -----------------    ----------------------
   Holly Lake.................................          187                  $3,809
   The Villages...............................          642                   4,871
   Lake O' The Woods..........................           79                   3,630
   Piney Shores...............................          671                   3,850
   Hill Country...............................          648                   3,928
   Timber Creek...............................            2                     945
   Fox River..................................            1                   2,780
   Ozark Mountain.............................        1,468                   4,645
   Holiday Hills..............................          210                   3,938
                                                      -----                  ------
                                                      3,908                  $4,326
                                                      =====                  ======

(b) Represents units included in the Company's master plan. This plan is subject to change based upon various factors, including consumer demand, the availability of financing, grant of governmental land-use permits, and future land-planning and site layout considerations. The following chart reflects the status of certain planned units at December 31, 1997:

                            LAND-USE     LAND-USE   LAND-USE
                             PROCESS     PROCESS    PROCESS    CURRENTLY IN    SHELL
                           NOT STARTED   PENDING    COMPLETE   CONSTRUCTION   COMPLETE   TOTAL
                           -----------   --------   --------   ------------   --------   -----
   Holly Lake............        54         --         50           --            4        108
   The Villages..........       110        152         78           12           --        352
   Lake O' The Woods.....        --         --         16           --           --         16
   Piney Shores..........       108        120         16           24           --        268
   Hill Country..........       153         47         54           --           --        254
   Timber Creek..........       576         --         --           24           --        600
   Fox River.............       456         --         --           36           --        492
   Oak N' Spruce.........       420         --         --           --           --        420
   Ozark Mountain........        36         --         30           --           12         78
   Holiday Hills.........        70         --         94           24           14        202
                              -----        ---        ---          ---          ---      -----
                              1,983        319        338          120           30      2,790
                              =====        ===        ===          ===          ===      =====

          "Land-Use Process Pending" means that the Company has commenced the process which the Company believes is required under current law in order to obtain the necessary land-use authorizations from the applicable local governmental authority with jurisdiction, including submitting for approval any architectural drawings, preliminary plats or other attendant items as may be required.

          "Land-Use Process Complete" means either that (i) the Company believes that it has obtained all necessary land-use authorizations under current law from the applicable local governmental authority with jurisdiction, including the approval and filing of any required preliminary or final plat and the issuance of building permit(s), in each case to the extent applicable, or (ii) upon payment of any required filing or other fees, the Company believes that it will under current law obtain such necessary authorizations without further process. See "Risk Factors -- Development, Construction and Property Acquisition Activities".


          Some of the 30 "Shell Complete" units are currently devoted to such uses as a general store, registration office, sales office, activity center, construction office, or pro shop. The Company anticipates that these units will continue to be used for such purposes during 1998.

(c) Principal amenities available to Silverleaf Owners at each resort are indicated by the following symbols: B -- boating; F -- fishing; G -- golf course; H -- horseback riding; M -- miniature golf; S -- swimming pool; and T -- tennis.


(d)  These figures are based on 50 one-week intervals per unit.


(e)  These figures are based on 52 one-week intervals per unit.

(f)  Boating is available near the resort.

(g) Includes three units which have not been finished-out for accommodations and which are currently used for other purposes.

(h) Engineering, architectural and construction estimates have not been completed by the Company, and there can be no assurance that the Company will develop these properties at the unit numbers currently projected.

(i) The Company has commenced the timeshare permit process in New York, but has not yet received a permit. (The Company has a timeshare permit in Massachusetts.)

(j)  One portion of this tract was acquired in February 1998.

(k) The Company has not commenced the timeshare permit process. The Company has commenced the land use permit process. See "Risk Factors -- Development, Construction and Property Acquisition Activities", "-- Description of New Resorts -- Gulf Coast Resort".

(l) The Company has commenced the timeshare permit application process, but has not received a permit. The Company has not commenced the land use permit process. See "Risk Factors -- Regulation of Marketing and Sales of Vacation Intervals and Related Laws".

    FEATURES COMMON TO EXISTING RESORTS

     The Existing Resorts are located in rustic areas offering Silverleaf Owners a quiet, relaxing vacation environment. Furthermore, the resorts offer different vacation activities, including golf, fishing, boating, swimming, horseback riding, tennis and archery. Features common to the Existing Resorts include the following:

     ENDLESS ESCAPE PROGRAM. The Company's Endless Escape program offers Silverleaf Owners a substantial benefit not typically enjoyed by many other timeshare owners. In addition to the right to use his unit one week per year, the Endless Escape program allows a Silverleaf Owner to also use vacant units at any of the Existing Resorts, except Oak N' Spruce, for no additional charge. The Endless Escape program is limited based on the availability of units which include unused intervals and unsold inventory. The Company believes this program is important as many vacationers prefer shorter two to three day vacations. Silverleaf Owners who have utilized the resort less frequently are given priority to use the program and may only use an interval with an equal or lower rating than his Vacation Interval. See "-- Participation in Vacation Interval Exchange Networks".

     Silverleaf Owners who purchase a Vacation Interval at the existing units at Oak N' Spruce are not entitled to use Silverleaf's Endless Escape program for other resorts. Furthermore, only those Silverleaf Owners who purchase a Vacation Interval at the existing units at Oak N' Spruce may use the Endless Escape program at such Oak N' Spruce units.

     The Company is planning to change the Endless Escape program for customers who purchase a Vacation Interval after approximately June 1998. Customers who purchase a Vacation Interval at a Drive-to Resort after such date will not be able to use the Endless Escape program at the Company's Destination Resorts, including the New Resorts in Galveston and Las Vegas. However, customers who are or become Silverleaf Owners before such date will be able to use the Endless Escape program at all Destination Resorts, including the Galveston and Las Vegas resorts. Silverleaf Owners who purchase a Vacation Interval at any Destination Resort after such date will be able to use the Endless Escape program at any of Silverleaf's resorts, including the New Resorts at Galveston and Las Vegas.

     YEAR-ROUND USE OF AMENITIES. Even when not using the lodging facilities, Silverleaf Owners have unlimited year-round use of the amenities located at the Existing Resorts, such as boating, fishing, miniature golf, tennis, swimming, or hiking, for little or no additional cost. Certain amenities, however, such as golf, horseback riding or watercraft rentals, may require a usage fee.

     EXCHANGE PRIVILEGES. Each Silverleaf Owner has certain exchange privileges which entitle him on an annual basis to (i) exchange his interval for a different interval (week) at the same resort so long as the different interval is of an equal or lower rating; and (ii) exchange his interval for the same interval (week) at any other of the Existing Resorts. These intra-company exchange rights require an exchange fee, which is currently $50, and are conditioned upon availability of the desired interval or resort. The Company executed approximately 884 intra-company exchanges in 1997. In addition, for an additional annual fee of approximately $74, most Silverleaf Owners may join the exchange program administered by RCI. See "-- Participation in Vacation Interval Exchange Networks".

     DEEDED OWNERSHIP. The Company typically sells a Vacation Interval which entitles the owner to use a specific unit for a designated one-week interval each year. The Vacation Interval purchaser receives a recorded deed which grants the purchaser a percentage interest in a specific unit for a designated week. The Company also sells a biennial (alternate year) Vacation Interval which allows the owner to use a unit for a one-week interval every other year with reduced dues.

     MASTER CLUB. Each of the Existing Resorts has a Club for the benefit of the Silverleaf Owners. The Clubs have an agreement with the Master Club to manage the Existing Resorts on a centralized and collective basis. The Master Club has contracted with the Company to perform the supervisory, management and maintenance functions granted by the Clubs to the Master Club. Costs of these operations are covered by monthly dues paid by Silverleaf Owners to their respective Clubs together with income generated by the operation of certain amenities at the Existing Resorts. See "-- Clubs/Master Club".

     ON-SITE SECURITY. The Existing Resorts are patrolled by security personnel who are either employees of the Master Club or personnel of independent security service companies which have contracted with the Clubs.

     The new Galveston resort is expected to have the features set forth above. Due to Nevada timeshare laws, the proposed resort in Las Vegas will not be managed by the Master Club. See "-- Clubs/Master Club".

DESCRIPTION OF EXISTING RESORTS

     HOLLY LAKE RESORT. Holly Lake is a family-oriented golf resort located in the Piney Woods of East Texas, approximately 105 miles east of Dallas. The timeshare portion of Holly Lake is part of a 4,300 acre mixed-use development of single-family lots and timeshare units with other third-party developers. The Company owns approximately 2,740 acres within Holly Lake, of which approximately 2,667 may not be developed due to deed restrictions. At December 31, 1997, approximately 27 acres were developed and approximately 45 remaining acres are currently planned by the Company to be used for future development.

     At December 31, 1997, 130 units were completed, and an additional 108 units are planned for development. Three different types of units are offered at the resort: (i) two bedroom, two bath, wood siding and stucco fourplexes; (ii) one bedroom, one bath, one sleeping loft, log construction duplexes; and (iii) two bedroom, two bath, log construction fourplexes. Each unit has a living room with sleeper sofa and full kitchen. Other amenities within each unit include whirlpool tub, color television, and vaulted ceilings. Certain units include interior ceiling fans, imported ceramic tile, over-sized sliding glass doors, and rattan and pine furnishings.

     Amenities at the resort include an 18-hole golf course with pro shop; 19th-hole private club and restaurant; Holly Lake Restaurant; Country Store; indoor rodeo arena and stables; six tennis courts (four lighted); four different lakes (one with sandy swimming beach and swimming dock, one with boat launch for water skiing); two swimming pools with bathhouses; children's pool and pavilion; recently completed hiking/nature trail; children's playground area; two miniature golf courses; three picnic areas; activity center with big screen television; gameroom with arcade games and pool tables; horseback trails; activity areas for basketball, horseshoes, volleyball, shuffleboard, and archery; and camp sites with electrical and water hookups. Silverleaf Owners can also rent canoes, bicycles, and water trikes. Homeowners in neighboring subdivisions are entitled to use the amenities at Holly Lake pursuant to easements or use agreements.

     At December 31, 1997, the resort contained 6,500 Vacation Intervals, of which 1,129 intervals remained available for sale. The Company plans to build an additional 108 units, which would yield an additional 5,400 Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $6,000 to $12,500 for one-week stays. During 1997, 539 Vacation Intervals were sold. See
"-- Resorts Summary" and "Risk Factors -- Development, Construction and Property Acquisition Activities".

     THE VILLAGES AND LAKE O' THE WOODS RESORTS. The Villages and Lake O' The Woods are sister resorts located on the shores of Lake Palestine, approximately 100 miles east of Dallas, Texas. The Villages, located approximately five miles northwest of Lake O' The Woods, is an active sport resort popular for water-skiing and boating. Lake O' The Woods is a quiet wooded resort where Silverleaf Owners can enjoy the seclusion of dense pine forests less than two hours from the Dallas-Fort Worth metroplex. The Villages is a mixed-use development of single-family lots and timeshare units, while Lake O' The Woods has been developed solely as a timeshare resort. The two resorts contain approximately 615 acres, of which approximately 379 may not be developed due to deed restrictions. At December 31, 1997, approximately 47 acres were developed such that approximately 189 remaining acres are currently planned by the Company to be used for future development.

     At December 31, 1997, 240 units were completed at The Villages and 64 units were completed at Lake O' The Woods. An additional 352 units and 16 units are planned for development at The Villages and Lake O' The Woods, respectively. There are four different types of units at these resorts: (i) three bedroom, two and one-half bath, wood siding exterior duplexes and fourplexes (two units);
(ii) two bedroom, two bath, brick and siding exterior fourplexes; (iii) two bedroom, two bath, siding exterior fourplexes; and (iv) one bedroom, one bath with two-bed loft sleeping area, log construction duplexes. Amenities within each unit include full kitchen, whirlpool tub, and color television. Certain units include interior ceiling fans, ceramic tile, and/or a fireplace.

     Both resorts are situated on Lake Palestine, a 27,000 acre public lake. Recreational facilities and improvements at The Villages include a full service marina with convenience store, boat launch, water-craft rentals, and covered and locked rental boat stalls; two swimming pools; lighted tennis court; miniature golf course; nature trails; camp sites; riding stables; soccer/softball field; children's playground; RV sites; an activity center with reading room, wide-screen television and pool table; and competitive sports facilities which include horseshoe pits, archery range, and shuffleboard, volleyball, and basketball courts. Silverleaf Owners at The Villages can also rent or use bicycles, jet skis, motor boats, paddle boats, pontoon boats, and water trikes. Neighboring homeowners are also entitled to use these amenities pursuant to a use agreement.

     Recreational facilities at Lake O' The Woods include swimming pool, bathhouse, lighted tennis court, a recreational beach area with picnic areas, a fishing pier on Lake Palestine, nature trails, soccer/softball field, children's playground, RV sites, an activity center with wide-screen television and pool table, horseshoe pits, archery range, putting green, miniature golf course, and shuffleboard, volleyball, and basketball courts. Guests can also ride horses or rent bicycles.

     At December 31, 1997, the Villages contained 12,430 total Vacation Intervals, of which 2,440 remained available for sale. The Company plans to build 352 additional units at the Villages, which would yield an additional 18,304 Vacation Intervals available for sale. At December 31, 1997, Lake O' The Woods contained 3,200 total Vacation Intervals, of which 412 remained available for sale. The Company plans to build 16 additional units at Lake O' The Woods, which would yield 800 additional Vacation Intervals available for sale. Vacation Intervals at The Villages and Lake O' The Woods are currently priced from $5,500 to $14,500 for one-week stays (and start at $3,500 for biennial intervals). During 1997, 1,679 Vacation Intervals were sold at The Villages and 332 Vacation Intervals were sold at Lake O' The Woods. See "-- Resorts Summary" and "Risk Factors -- Development, Construction and Property Acquisition Activities".

     PINEY SHORES RESORT. Piney Shores is a quiet, wooded resort ideally located for day-trips from metropolitan areas in the southeastern Gulf Coast area of Texas. Piney Shores is located on the shores of Lake Conroe, approximately 40 miles north of Houston, Texas. At December 31, 1997, the resort contained approximately 116 acres, of which approximately 73 acres are planned by the Company for future development.

     At December 31, 1997, 132 units were completed, and an additional 268 units are planned for development. All units are two bedroom, two bath units and will comfortably accommodate up to six people. Amenities include a living room with sleeper, full kitchen, whirlpool tub, color television, and interior ceiling fans. The Company has recently completed 24 new "lodge-style" units which feature stone fireplaces, white-washed pine wall coverings, "age-worn" paint finishes, and antique furnishings.

     The primary recreational amenity at the resort is Lake Conroe, a 21,000 acre public lake. Other recreational facilities and improvements available at the resort include a swimming pool with spa, a new bathhouse complete with showers and restrooms, lighted tennis court, miniature golf course, stables, horseback riding trails, children's playground, picnic areas, boat launch, beach area for swimming, 1,500-square foot activity center with big-screen television, covered wagon rides, and facilities for horseshoes, archery, shuffleboard, and basketball. The resort also has a vintage moored paddle-wheeled riverboat which is available for parties and receptions.


     At December 31, 1997, the resort contained 6,864 Vacation Intervals, of which 2,516 remained available for sale. The Company intends to build 268 additional units, which would yield an additional 13,936 Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $6,000 to $14,500 for one-week stays (and start at $3,500 for biennial intervals). During 1997, 1,359 Vacation Intervals were sold. See "-- Resorts Summary" and "Risk Factors -- Development, Construction and Property Acquisition Activities".


     HILL COUNTRY RESORT. Hill Country Resort is located near Canyon Lake in the hill country of central Texas between Austin and San Antonio. At December 31, 1997, Hill Country Resort contained approximately 60 acres, of which approximately 13 acres are currently planned by the Company to be used for future development. In February 1998, the Company entered into an agreement to acquire an additional 46 acres for $218,000. Silverleaf may cancel this agreement if it is not satisfied with the property after its due diligence investigation, and there is no assurance that this contract will be consummated.

     At December 31, 1997, 153 units were completed, and an additional 254 units are planned for development. Twenty units are single story, while all other units are two-story structures in which the bedrooms and baths are located on the second story. Each unit contains two bedrooms, two bathrooms, living room with sleeper sofa, and full kitchen. Other amenities within each unit include whirlpool tub, color television, and interior design details such as vaulted ceilings. Certain units include interior ceiling fans, imported ceramic tile, over-sized sliding glass doors, rattan and pine furnishings, and/or a fireplace. Twelve units feature the Company's new "lodge style".

     Amenities at the resort include a registration center; an 1,150-square foot activity center with electronic games, pool table, and wide-screen television; miniature golf course; a children's playground area; barbecue and picnic areas; enclosed swimming pool and heated spa; children's wading pool; newly-constructed tennis court; archery range; and activity areas for shuffleboard, basketball, horseshoes, and volleyball. The Company plans to expand the existing clubhouse at the resort with construction projected to begin in November 1998. The Company estimates that the addition will cost approximately $680,000 and will take six months to complete. Area sights and activities include water-tubing on the nearby Guadalupe River, and visiting the River Walk or the Alamo in San Antonio.

     At December 31, 1997, the resort contained 6,250 Vacation Intervals, of which 1,886 remained available for sale. The Company plans to build 254 additional units, which collectively would yield 12,700 additional Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $6,000 to $14,500 for one-week stays (and start at $3,500 for biennial alternate year intervals). During 1997, 1,391 Vacation Intervals were sold. See "-- Resorts Summary" and "Risk Factors -- Development, Construction and Property Acquisition Activities".

     OZARK MOUNTAIN RESORT. Ozark Mountain Resort is a family-oriented resort located on the shores of Table Rock Lake which features bass fishing. The resort is located approximately 15 miles from Branson, Missouri, a country music entertainment center, 233 miles from Kansas City, and 276 miles from St. Louis. Ozark Mountain Resort is a mixed-use development of timeshare and condominium units. At December 31, 1997, the resort contained approximately 116 acres, of which approximately 82 acres are currently planned by the Company to be used for future development.

     At December 31, 1997, 124 units were completed, and an additional 78 additional units are planned for development. There are two types of units: (i) two bedroom, two bath, one-story fourplexes; and (ii) two bedroom, two bath, three-story sixplexes. Each standard unit includes two large bedrooms, two bathrooms, living room with sleeper sofa, and full kitchen. Other amenities within each unit include whirlpool tub, color television, and vaulted ceilings. Certain units contain interior ceiling fans, imported ceramic tile, over-sized sliding glass doors, rattan or pine furnishings, or fireplace. "President's View" units feature a panoramic view of Table Rock

Lake, a larger, more spacious floor plan (1,210 square feet), front and back screened verandas, washer and dryer, and a more elegant decor.

     The primary recreational amenity available at the resort is Table Rock Lake, a 43,100 acre public lake. Other recreational facilities and improvements at the resort include a swimming beach with dock, an activities center with pool table, covered boat dock and launch ramp, olympic-sized swimming pool, concession area with dressing facilities, lighted tennis court, nature trails, horseback riding trails, two picnic areas, two playgrounds, miniature golf course, and a competitive sports area accommodating volleyball, basketball, tetherball, horseshoes, shuffleboard, and archery. Guests can also rent or use canoes, paddle boats, or rowboats. Owners of neighboring condominium units developed by the Company in the past are also entitled to use these amenities pursuant to use agreements with the Company. Similarly, owners of Vacation Intervals are entitled to use certain amenities of these condominium developments, including a wellness center featuring a jacuzzi and exercise equipment.


     At December 31, 1997, the resort contained 6,224 Vacation Intervals, of which 783 remained available for sale. The Company plans to build 78 additional units which would yield an additional 4,056 Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $8,000 to $14,500 for one-week stays, while one-week "President's View" intervals are priced at $8,000 to $17,500 depending on the value rating of the interval. During 1997, 994 Vacation Intervals were sold. See "-- Resorts Summary" and "Risk Factors -- Development, Construction and Property Acquisition Activities".


     HOLIDAY HILLS RESORT. Holiday Hills is a resort community located in Taney County, Missouri, two miles east of Branson, Missouri. The resort is 224 miles from Kansas City and 267 miles from St. Louis. The resort is heavily wooded by cedar, pine, and hardwood trees, and is favored by Silverleaf Owners seeking quality golf and nightly entertainment in nearby Branson. Holiday Hills is a mixed-use development of single-family lots, condominiums and timeshare units. At December 31, 1997, the resort contained approximately 338 acres, of which approximately 177 acres are currently planned by the Company to be used for future development.

     At December 31, 1997, 24 units were completed, and an additional 202 units are planned for future development. There are two types of timeshare units: (i) two bedroom, two bath, one-story fourplexes; and (ii) one bedroom, one bath, with upstairs loft, log construction duplexes. Each unit includes a living room with sleeper sofa, full kitchen, whirlpool tub, color television, vaulted ceilings, and interior ceiling fans.

     Taneycomo Lake, a popular lake for trout fishing, is three miles away, and Table Rock Lake is approximately ten miles away. Amenities at the resort include a newly renovated 18-hole golf course, pro shop, swimming pool, miniature golf course, tennis court, picnic area, camp sites, archery range, basketball court, and an activity area which includes shuffleboard and horseshoes. Lot and condominium unit owners are also entitled to use these amenities pursuant to use agreements between the Company and certain homeowner associations.

     At December 31, 1997, the resort contained 1,200 Vacation Intervals, of which 135 remained available for sale. The Company plans to build 202 additional units, which would yield an additional 10,100 Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $8,000 to $14,500 for one-week stays. During 1997, 217 Vacation Intervals were sold. See "-- Resorts Summary" and "Risk Factors -- Development, Construction and Property Acquisition Activities".

     TIMBER CREEK RESORT. In August 1997, the Company acquired the Timber Creek Resort in Desoto, Missouri. The resort is located approximately 50 miles south of St. Louis. Prior to its acquisition by the Company, the Timber Creek Resort was operated as a campground by a nationwide campground operator. At December 31, 1997, the resort contained approximately 308 acres, of which approximately 142 acres are currently planned by the Company to be used for future development.

     The Company plans to build 600 new units. The planned units will be two bedroom, two bath units. Amenities within each new unit will include a living room with sleeper sofa, full kitchen, whirlpool tub, and color television. Certain units will include a fireplace, ceiling fans, imported ceramic tile, oversized sliding glass doors, and rattan or pine furniture.

     The primary recreational amenity available at the resort is a 40-acre fishing lake. Other amenities include a clubhouse; outdoor pavilion; swimming pool; two tennis courts; miniature golf course; shuffleboard/multi-use sports court; and hook-ups for recreational vehicles. The Company plans to construct a new par three executive golf course; clubhouse; stable and corral; lake pavilion; and welcome station. Other planned improvements by the Company include conversion of the existing sales and registration buildings and renovation of the clubhouse and clubhouse pool. The Company is obligated to maintain and provide campground facilities for members of the previous owner's campground system.

     At December 31, 1997, construction had begun on 24 units which are expected to be completed by May 1998. The Company plans to build 576 additional units which collectively would yield 31,200 Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $6,000 to $12,500 for one-week stays. Sales efforts commenced in October 1997, and 32 Vacation Intervals were sold in the last quarter of 1997. See "-- Resorts Summary" and "Risk Factors -- Development, Construction and Property Acquisition Activities".

     FOX RIVER RESORT. In August 1997, the Company acquired the Fox River Resort in Sheridan, Illinois. The resort is located approximately 70 miles southwest of Chicago. Prior to its acquisition by the Company, the Fox River Resort was operated as a campground by a nationwide campground operator . At December 31, 1997, the resort contained approximately 180 acres, of which approximately 87 acres are currently planned by the Company to be used for future development.

     The Company plans to build 492 new units. All units will be two bedroom, two bath units. Amenities within each unit will include a living room with sleeper sofa, full kitchen, whirlpool tub, and color television. Certain units will include a fireplace, ceiling fans, imported ceramic tile, oversized sliding glass doors, and rattan or pine furniture.

     Amenities available at the resort include a tennis court; sports court; shuffleboard courts; outdoor pavilion; swimming pool; miniature golf course; and hook-ups for recreational vehicles. The Company plans to construct a new par three executive golf course; sales and registration buildings; clubhouse; covered pool; playground; children's movie theater; stable and corral; and welcome station. The Company also plans to offer winter recreational activities at this resort, including ice-skating, snowmobiling, and cross-country skiing. The Company is obligated to maintain and provide campground facilities for members of the previous owner's campground system.

     At December 31, 1997, construction had begun on 36 units which are expected to be completed by May 1998. The Company plans to build 456 additional units which collectively would yield 25,584 Vacation Intervals available for sale. Vacation Intervals at the resort are currently priced from $6,000 to $12,500 for one-week stays. Sales efforts commenced in November 1997, and 49 Vacation Intervals were sold in the last quarter of 1997. See "-- Resorts Summary" and "Risk Factors -- Development, Construction and Property Acquisition Activities".

     OAK N' SPRUCE RESORT. In December 1997, the Company acquired the Oak N' Spruce Resort in the Berkshire mountains of western Massachusetts. The resort is located approximately 134 miles west of Boston and 114 miles north of New York City. Oak N' Spruce is a mixed-use development which includes a hotel and timeshare units. At December 31, 1997, the resort contained approximately 240 acres, of which approximately 120 acres are currently planned by the Company to be used for future development.

     At December 31, 1997, the resort had 132 units, and an additional 420 units are planned for development. There are seven types of existing units: (i) studio flat; (ii) one-bedroom flat; (iii) one-bedroom townhouse; (iv) two-bedroom flat;
(v) two-bedroom townhouse; (vi) two-bedroom, flex-time; and (vii) two-bedroom, lockout. There is also a 55-room hotel at the resort which may be converted to timeshare use. The hotel will initially be used primarily to provide accommodations for potential timeshare customers who tour the resort. Amenities within each new unit will include a living room with sleeper sofa, full kitchen, whirlpool tub, and color television. Certain units will include a fireplace, ceiling fans, imported ceramic tile, oversized sliding glass doors, and rattan or pine furniture.

     Amenities at the resort include a restaurant and lounge with banquet facility; two indoor heated swimming pools with hot tubs; one outdoor olympic-sized, spring fed pool with bar and snack bar; sauna; health club; nine-

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

hole golf course; ski rentals; shuffleboard, basketball and tennis courts; horseshoe pits; hiking and ski trails; and activity areas for sledding and badminton. The resort is also near Beartown State Forest.

     At December 31, 1997, the resort contained 6,864 Vacation Intervals, of which 1,629 remained available for sale. The Company plans to build 420 additional "lodge-style" units, which would yield an additional 21,840 Vacation Intervals available for sale. Construction of units is slated to begin in the second quarter of 1998, and sales efforts began in January 1998. Vacation Intervals at the resort are currently priced from $6,000 to $12,500 for one-week stays. Since the Oak N' Spruce Resort was acquired on December 31, 1997, the Company did not sell any Vacation Intervals at this resort during 1997. See
"-- Resorts Summary" and "Risk Factors -- Development, Construction and Property Acquisition Activities".

DESCRIPTION OF NEW RESORTS

     LAS VEGAS RESORT. In November 1997, the Company acquired a two acre parcel of land two blocks off the "strip" in Las Vegas, Nevada, for development as a new Destination Resort.

     The Company plans to build a five-story tower and a nine-story tower which will include approximately 157 units, including 83 one-bedroom and 74 two-bedroom units. Construction of the units is slated to begin in June 1998. This resort will feature the Company's larger President's View units which offer 1,210 square feet of floor space, front and back balconies, washer and dryer, whirlpool tubs, living room with sleeper sofa, full kitchen, and color television.

     Amenities at the resort will include a restaurant and lounge on the top floor. Other planned amenities include a swimming pool, health spa with sauna, exercise facilities, children's theatre, and video arcade. The resort will also feature a waterfall cascading down the front of one tower.

     The Company plans to build 157 units which would yield 8,164 Vacation Intervals for sale. The Company anticipates that sales efforts will begin in the third quarter of 1998. Vacation Intervals at the resort will be priced from $9,500 to $13,500 for one-week stays. See "-- Resorts Summary" and "Risk
Factors -- Development, Construction and Property Acquisition Activities".

     GULF COAST RESORT. In December 1997 and February 1998, the Company acquired over 83 acres of land, including beachfront, in Galveston, Texas. These tracts are located approximately 50 miles south of Houston, Texas, and were acquired for development as a new Destination Resort. Prior to its acquisition by the Company, one tract was operated by a nationwide campground operator.

     The Company plans to build 400 new units situated in three-story 12-plex buildings, with construction of 12 units slated to begin in June 1998. All units will be two bedroom, two bath units. Amenities within each unit will include two large bedrooms, two bathrooms (one with a whirlpool tub), living room with sleeper sofa, full kitchen, color television, and vaulted ceilings. This resort will also include the Company's upscale President's View units which will overlook the Gulf of Mexico and offer 1,210 square feet of floor space, front and back screened verandas, washer and dryer, and a more elegant decor.

     The primary amenity at the resort is the Gulf of Mexico. This site has 635 feet of beachfront. Other currently existing amenities include a lodge with kitchen, sports court, and swimming pool. The Company is obligated to maintain and provide campground facilities for members of the previous owner's campground system.

     The Company plans to build 400 units which would yield 20,800 Vacation Intervals for sale. The Company anticipates that sales efforts will begin in the third quarter of 1998. Vacation Intervals at the resort will be priced from $8,000 to $14,500 for one-week stays. Silverleaf's land use plan at Galveston is currently being challenged in court. A neighboring landowner has sued the city of Galveston and its zoning board to set aside the Galveston planning commission's approval of Silverleaf's land use plan. Silverleaf believes the suit is without merit and has filed a petition to intervene in the litigation to protect its interests. The Company does not believe that this suit will materially affect its timetable for development of its New Resort at Galveston; however, there can be no assurance that Silverleaf's land use plan will withstand this challenge. Furthermore, this litigation may delay the development of this property. See "-- Resorts Summary" and "Risk Factors -- Development, Construction and Property Acquisition Activities".

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

MARKETING AND SALES

     Marketing is the process by which the Company attracts potential customers to visit and tour an Existing Resort or attend a sales presentation. Sales is the process by which the Company seeks to sell a Vacation Interval to a potential customer once he arrives for a tour at an Existing Resort or attends a sales presentation. The Company believes it has the marketing and sales systems necessary to sell Vacation Intervals on a low-cost basis. The Company also believes it is strategically positioned to enter new markets and develop marketing programs for additional resorts it may develop in the future at a lower cost than its competitors.

     MARKETING. The Company's in-house marketing staff develops prospects through a variety of marketing programs specifically designed to attract the Company's target customers. Databases of new prospects are principally developed through cooperative arrangements between Database Research, Inc., a subsidiary of the Company, and other local businesses and special event sponsors. Under these cooperative marketing programs, basic demographic information of potential customers is solicited on a voluntary basis from individuals who patronize these businesses or events. After entering this demographic information into its permanent database, the Company utilizes its systems to identify prospects who meet the Company's marketing criteria. Using the Company's automated dialing and bulk mailing equipment, in-house marketing specialists conduct coordinated telemarketing and direct mail procedures which invite prospects to tour one of the Company's resorts and receive an incentive, such as a free gift.

     SALES. The Company actively sells its Vacation Intervals primarily through on-site salespersons at certain Existing Resorts. Upon arrival at an Existing Resort for a scheduled tour, the prospect is met by a member of the Company's on-site salesforce who conducts the prospect on a one to two hour tour of the resort and its related amenities. At the conclusion of the tour, the sales representative explains the benefits and costs of becoming a Silverleaf Owner. The presentation also includes a description of the financing alternatives offered by the Company. Prior to the closing of any sale, a verification officer (a salaried employee of the Company) interviews each prospect to ensure compliance with Company sales policies and regulatory agency requirements. No sale becomes final until a statutory waiting period (which varies from state to state) of up to five days has passed.

     Sales representatives receive commissions ranging from 5-14% of the sales price depending on established guidelines. Sales managers also receive commissions of 4% and are subject to commission chargebacks in the event the purchaser fails to make his first required payment. Sales directors also receive commissions of 2%, which are also subject to chargebacks.

     Prospects who are interested in a lower priced product are offered biennial (alternate year) intervals or Samplers, which entitle the prospect to sample a resort for a specified number of nights. The prospect may apply the cost of a Sampler against the down-payment on a Vacation Interval if purchased at a later date. In addition, the Company actively markets upgraded Vacation Intervals to existing Silverleaf Owners. See "-- Growth Strategy". Although most upgrades are sold by the Company's in-house sales staff, the Company has contracted with a third party to assist in offsite marketing of upgrades at the Destination Resorts. These upgrade programs have been well received by Silverleaf Owners and accounted for approximately 17.1% and 24.6%, respectively, of the Company's gross revenues from Vacation Interval sales for 1996 and 1997. By offering Samplers and upgraded Vacation Intervals, the Company believes it offers an affordable product for all prospects in its target market. Also, by offering products with a range of prices, the Company attempts to attract younger purchasers with its lower-priced products and gradually upgrade such purchasers over time as their earnings increase.

     Because the Company's sales representatives are a critical component of the sales and marketing effort, the Company continually strives to attract, train and retain a dedicated salesforce. The Company provides intensive sales instruction and training which, coupled with the representative's valuable local knowledge, assist the sales representatives in acquainting prospects with the resort's benefits. Each sales representative is an employee of the Company and receives some employment benefits. At December 31, 1997, the Company employed more than 300 sales representatives at its Existing Resorts.

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

CUSTOMER FINANCING

     The Company offers financing to the buyers of Vacation Intervals at the Company's resorts. These buyers make a down payment of at least 10% of the purchase price and deliver a promissory note to the Company for the balance; the promissory notes generally bear interest at a fixed rate, are payable over a seven year period, and are secured by a first mortgage on the Vacation Interval. The Company bears the risk of defaults on these promissory notes, and this risk is heightened inasmuch as the Company generally does not verify the credit history of its customers and will provide financing if the customer is presently employed and meets certain household income criteria.


     The Company's credit experience is such that in 1997 it allocated 15.3% of the purchase price of Vacation Intervals to its provision for uncollectible notes. In addition, in 1997 the Company decreased sales by $2.8 million for customer returns and increased operating, general and administrative expenses by $1.2 million for customer releases. See Note 2 of Notes to Consolidated Financial Statements. If a buyer of a Vacation Interval defaults, the Company generally must foreclose on the Vacation Interval and attempt to resell it; the associated marketing, selling, and administrative costs from the original sale are generally not recovered; and such costs (approximately 40% of sales price) must be incurred again to resell the Vacation Interval. Although the Company, in many cases, may have recourse against a Vacation Interval buyer for the unpaid price, Illinois, Texas, and certain other states have laws which limit or hinder the Company's ability to recover personal judgments against customers who have defaulted on their loans. For example, under Texas law, if the Company were to pursue a post-foreclosure deficiency claim against a customer, the customer may file a court proceeding to determine the fair market value of the property foreclosed upon. In such event, the Company may not recover a personal judgment against the customer for the full amount of the deficiency, but may recover only to the extent that the indebtedness owed to the Company exceeds the fair market value of the property. Accordingly, the Company has generally not pursued this remedy.



     Prior to 1996, the Company sold customer promissory notes and mortgages to third parties, generally with recourse, as a means of financing its operations. As a result, the Company may be required to repurchase customer promissory notes previously sold which become delinquent. The Company takes these contingent obligations into account in establishing its allowance for uncollectible notes. At December 31, 1997, the Company had customer notes receivable in the approximate principal amount of $104.4 million, was contingently liable with respect to approximately $7.4 million principal amount of customer notes sold with recourse and had an allowance for uncollectible notes of approximately $12.6 million and an allowance for future customer returns of approximately $2.8 million. See Note 4 of Notes to Consolidated Financial Statements.


     The Company recognizes interest income as earned. If interest payments on customer notes become delinquent, the Company ceases recognition of the interest income until collection is assured. When inventory is returned to the Company, any unpaid note receivable balances are charged against the allowance for uncollectible notes net of the amount at which the Vacation Interval is being restored to inventory.

     While the Company intends to use the proceeds of the Equity Offering and the Note Offering to pay indebtedness under its existing revolving credit facilities, it may borrow additional funds under such facilities in the future to finance its operations. Under its existing revolving credit facilities, the Company may borrow up to $115.0 million collateralized by customer promissory notes and mortgages. At December 31, 1997, the Company had borrowings under such revolving credit facilities in the approximate principal amount of $40.4 million. These facilities permit borrowings up to 70% of the principal amount of performing notes, and payments from Silverleaf Owners on such notes are credited directly to the lender and applied against the Company's loan balance. At December 31, 1997, the Company had a portfolio of approximately 21,320 Vacation Interval customer promissory notes in the approximate principal amount of $104.4 million, of which approximately $14.4 million in principal amount were 61 days or more past due and therefore ineligible as collateral.

     At December 31, 1997, the Company's portfolio of customer notes receivable had an average yield of 14.5%. At such date, the Company's borrowings, which bear interest at variable rates, had a weighted average cost of 10.1%. The Company has historically derived net interest income from its financing activities because the interest rates it charges its customers who finance the purchase of their Vacation Intervals exceed the interest rates the Company pays to its lenders. Because the Company's existing indebtedness currently bears interest at variable
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

rates and the Company's customer notes receivable bear interest at fixed rates, increases in interest rates would erode the spread in interest rates that the Company has historically enjoyed and could cause the interest expense on the Company's borrowings to exceed its interest income on its portfolio of customer loans. The Company has not engaged in interest rate hedging transactions. Therefore, any increase in interest rates, particularly if sustained, could have a material adverse effect on the Company's results of operations, liquidity and financial position. If the Note Offering is consummated, the Notes will bear interest at a fixed rate of interest for a ten year period, which would lessen this risk initially.

     Limitations on availability of financing would inhibit sales of Vacation Intervals due to (i) the lack of funds to finance the initial negative cash flow that results from sales that are financed by the Company, and (ii) reduced demand if the Company is unable to provide financing to purchasers of Vacation Intervals. The Company ordinarily receives only 10% of the purchase price on the sale of a Vacation Interval but must pay in full the costs of development, marketing, and sale of the Interval. Maximum borrowings available under the Company's current credit agreements may not be sufficient to cover these costs, thereby straining capital resources, liquidity, and capacity to grow. In addition, to the extent interest rates decrease generally on loans available to the Company's customers, the Company faces an increased risk that customers will pre-pay their loans and reduce the Company's income from financing activities.

     The Company typically provides financing to customers over a seven year period, and customer notes had an average maturity of 5.5 years at December 31, 1997. The Company's revolving credit facilities mature between December 1999 and October 2005, with up to $60.0 million of borrowings under such facilities maturing in December 1999. Accordingly, there could be a mismatch between the Company's cash receipts and the Company's cash disbursement obligations in December 1999 and subsequent periods. Although the Company has historically been able to secure financing sufficient to fund its operations, it does not presently have agreements with its lenders to extend the term of its existing funding commitments or to replace such commitments upon their expiration. Failure to obtain such refinancing facilities could require the Company to sell its portfolio of customer notes receivable, probably at a substantial discount, or to seek other alternatives to enable it to continue in business. While the Company has been successful in obtaining financing to date, there is no assurance it will be able to do so in the future. See "Risk
Factors -- Acceleration of Deferred Taxes" and "Risk Factors -- Alternative Minimum Taxes". However, if the Equity Offering is consummated, a substantial portion of the Company's indebtedness under the credit facilities will be repaid, which would lessen this risk initially.

DEVELOPMENT AND ACQUISITION PROCESS

     The Company believes there is substantial opportunity to develop and acquire resorts. As part of its current growth strategy, the Company intends to develop and selectively acquire new resorts with characteristics similar to the Existing Resorts and New Resorts. See "Risk Factors -- Development, Construction, and Property Acquisition Activities".

     In evaluating a potential site for a Drive-to Resort, the Company generally seeks locations within 100 miles of large metropolitan areas that have favorable demographic characteristics. For both Drive-to Resorts and Destination Resorts, the Company generally seeks wooded rustic settings with amenities such as golf courses or water frontage. For Destination Resorts, the Company seeks popular destination resort areas that are easily accessible to Silverleaf Owners. The Las Vegas, Nevada site was recently acquired in response to a survey in which Silverleaf Owners expressed a strong interest in a "destination" resort in Las Vegas. The Company also seeks locations offering an absence of competing properties near the target location, ease of development with respect to zoning and land-use issues, and ease of compliance with governmental regulations concerning timeshare sales and operations.

     Before committing capital to a site, the Company tests the market using certain marketing techniques developed by the Company. The Company also explores the zoning and land-use laws applicable to the potential site and the regulatory issues pertaining to licenses and permits for timeshare sales and operations. The Company will also contact various governmental entities and review applications for necessary governmental permits and approvals. If the Company is satisfied with its market and regulatory review, it will prepare a conceptual layout of the resort, including building site plans and resort amenities. After the Company applies its standard lodging unit design and amenity package, the Company prepares a budget which estimates the cost of developing the resort,
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

including costs of lodging facilities, infrastructure and amenities, as well as projected sales, marketing, and general and administrative costs. Purchase contracts typically provide for additional due diligence by the Company, including obtaining an environmental report by an environmental consulting firm, a survey of the property, and a title commitment. The Company employs legal counsel to review such documents and to also review pertinent legal issues. If the Company continues to be satisfied with the site after the environmental and legal review, the Company will complete the purchase of the property.

     The Company has a contract with an outside architectural firm which supervises construction of new units. All construction activities are contracted out to third parties, subject to completion guarantees. The Company seeks initial completion of the development of a new resort's basic infrastructure and models within one year, with additional units to be added within 150 days based on demand, weather permitting. See "Risk Factors -- Development, Construction and Property Acquisition Activities". A normal part of the development process is the establishment of a functional sales office at the new resort.

CLUBS/MASTER CLUB

     Upon purchasing a Vacation Interval at a resort, the purchaser automatically becomes a member of a homeowner's association ("Club") for that particular resort. The Company has the right to appoint the directors of the Clubs. The Silverleaf Owners are obligated to pay monthly dues to their respective Clubs, which obligation is secured by a lien on their Vacation Interval in favor of the Club. If a Silverleaf Owner fails to pay his monthly dues, the Club may foreclose on the delinquent Silverleaf Owner's Vacation Interval. During 1996 and 1997, approximately 396 and 228 foreclosures, respectively, resulted from Silverleaf Owners' failure to pay monthly dues.

     Each Existing Resort has a Club which has entered into a Master Club Agreement with the Master Club. The Master Club, a non-profit corporation, has no shareholders or members, and its directors are elected by a majority vote of the directors of the Clubs. The Master Club Agreement authorizes the Master Club to manage the Existing Resorts on a centralized and collective basis. The consolidation of resort operations through the Master Club permits: (i) a centralized reservation system for all resorts; (ii) substantial cost savings by purchasing goods and services for all resorts on a group basis, which generally results in a lower cost of goods and services than if such goods and services were purchased by each resort on an individual basis; (iii) centralized management for the entire resort system; (iv) centralized legal, accounting and administrative services for the entire resort system; and (v) uniform implementation of various rules and regulations governing all resorts. All furniture, furnishings, recreational equipment and other personal property used in connection with the operation of the Existing Resorts are owned by the Master Club, rather than the Company.

     At December 31, 1997, the Master Club had 418 full-time employees and is solely responsible for their salaries. The Master Club is also responsible for the direct expenses of operating the Existing Resorts, while the Company is responsible for the direct expenses of new development and all marketing and sales activities. To the extent the Master Club provides payroll, administrative and other services that directly benefit the Company, the Company reimburses the Master Club for such services. See "Certain Relationships and Related Transactions -- Transactions with the Master Club" and Note 10 of Notes to Consolidated Financial Statements.

     The Master Club collects dues, currently $49.98 per month ($24.99 for biennial (alternate year) Vacation Intervals) from Silverleaf Owners, plus certain other amounts assessed against the Silverleaf Owners from time to time, together with all income generated by the operation of certain amenities at the Existing Resorts. Such amounts are placed in a common account and are used by the Master Club to pay the costs of operating the Existing Resorts and the management fees owing to the Company pursuant to a Management Agreement between the Company and the Master Club. This Management Agreement authorizes the Company to manage and operate the resorts and provides for a management fee equal to 15% of Master Club gross revenues, but the Company's right to receive such fee on an annual basis is limited to the amount of the Master Club's net income; however, if the Company does not receive 15% of the Master Club's gross revenues, such deficiency is deferred for payment to succeeding year(s), subject again to the net income limitation. Due to anticipated refurbishment of units at the Existing Resorts, together with the operational and maintenance expenses associated with the Company's current expansion and development plans, the Company believes its 1998 management fee will be subject to the net income limitation. For financial reporting purposes, management fees from the Master Club are recognized based
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

on the lower of (i) 15% of Master Club's gross revenues, or (ii) Master Club net income. See Note 10 of Notes to Consolidated Financial Statements. The Management Agreement was entered into in March 1990, has a ten year term, and will continue year-to-year thereafter unless cancelled by either party. At December 31, 1997, there were approximately 34,700 Silverleaf Owners who pay dues to the Master Club.

     As the Company develops new resorts, their respective clubs are expected to be added to the Master Club Agreement. However, the timeshare laws of some states, including Nevada, prohibit the collective dues/expense arrangement used by the Master Club. Accordingly, the Club for the New Resort in Las Vegas will not be managed by the Master Club and will be managed directly by Silverleaf. Oak N' Spruce has two Clubs -- one for Silverleaf Owners who purchase an interval in the new units to be constructed by Silverleaf, and another Club for timeshare owners who purchase an interval in an existing Oak N' Spruce unit. The latter Club, which had approximately 5,300 members at December 31, 1997, has no management agreement with the Master Club.

OTHER OPERATIONS

     OPERATION OF AMENITIES. The Company owns, operates, and receives the revenues from the marina at The Villages and the golf course and pro shop at Holiday Hills. Although the Company owns the golf course at Holly Lake, a homeowners association in the development operates the golf course. In general, the Master Club receives revenues from the various amenities which require a usage fee, such as watercraft rentals, horseback rides, and restaurants.

     UNIT LEASING. The Company also realizes revenues from sales of Samplers which allow prospective Vacation Interval purchasers to sample a resort for a specified number of nights. A five night Sampler package currently sells for $595. For the years ended December 31, 1996 and 1997, the Company realized $1.7 million and $1.4 million, respectively, in revenues from Sampler sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operation".

     UTILITY SERVICES. The Company owns its own water supply facilities at Piney Shores, The Villages, Hill Country, Holly Lake, Ozark Mountain, Holiday Hills, Timber Creek, and Fox River resorts. The Company also currently owns its own waste-water treatment facilities at Piney Shores, Ozark Mountain, Holly Lake, Timber Creek, and Fox River resorts. The Company recently transferred the waste-water treatment facilities at the Holiday Hills Resort to a local public utility district. The Company is in the process of applying for permits to build expanded water supply and waste-water facilities at the Timber Creek and Fox River resorts. The Company has permits to supply and charge third parties for the water supply facilities at The Villages, Holly Lake, Holiday Hills, Ozark Mountain, Hill Country, and Piney Shores resorts, and the waste-water facilities at the Ozark Mountain, Holly Lake, Piney Shores, Hill Country, and Villages resorts. The Company has applied for permits which would allow it to charge third-parties for water supply and waste-water service at the Timber Creek resort. The Company is currently building a waste-water facility at The Villages which should be completed by mid-1998. TNRCC notified the Company that Holly Lake's water supply facilities do not meet TNRCC rules regarding minimum water storage capacity. To comply, the Company intends to build a new water supply facility at Holly Lake, with construction slated to begin in the third quarter of 1998. The Company also anticipates developing or augmenting utility service capacity at the Timber Creek and Fox River resorts and the new resort in Galveston.

     OTHER PROPERTY. The Company owns an undeveloped five-acre tract of land in Pass Christian, Mississippi, which has been listed with a broker for sale. The Company had planned to develop this property as a Destination Resort. However, in a recent survey, the Silverleaf Owners expressed a strong interest in a Texas resort on the Gulf of Mexico. In response, the Company acquired the parcels in Galveston, Texas, which will supplant development of the Pass Christian property. At December 31, 1997, the Company also owned 18 lots at Holiday Hills Resort and 404 lots at The Villages. At December 31, 1997, the Company also owned 9 condominium units which are in the process of being sold. See Note 12 of Notes to Consolidated Financial Statements. Additionally, the Company owns approximately 45 acres in Mississippi, and the Company is entitled to 85% of any profits from this land. An affiliate of a director of the Company owns a 10% net profits interest in this land. See "Certain Relationships and Related Transactions -- Transactions with Related Individuals".

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


     OTHER OPERATIONS. The Company provides management services for certain condominium homeowners' associations at the Existing Resorts. The Company will receive fees from campground members at the Timber Creek, Fox River, and Galveston resorts. The Company also receives revenues from room charges at the hotel at the Oak N' Spruce Resort.


POSSIBLE ACQUISITION OF MANAGEMENT RIGHTS TO CROWN RESORTS


     In January 1998, the Company entered into an agreement with Crown to acquire management rights to eight timeshare resorts in Alabama, Mississippi, North Carolina, Pennsylvania, South Carolina, Tennessee, and Texas for $3.8 million. Under the agreement, the Company will receive all existing equipment and furniture and fixtures in place for the management and operation of these eight resorts which is not owned by the resort homeowners' associations. The Company will also receive approximately 1,800 unsold Vacation Intervals. At December 31, 1997, the eight resorts had approximately 21,500 Vacation Interval owners. These resorts, if acquired, will not be operated under Silverleaf's name and will not be managed by the Master Club, and their interval owners will not participate in the Endless Escape program. Silverleaf would receive management fees from the homeowners' associations of these eight resorts in exchange for maintenance and cleaning of the units, management of the resorts' reservation systems, and operation of a proposed Crown Resorts exchange program. This acquisition would also provide an opportunity to market and sell Vacation Intervals at the Existing Resorts and the New Resorts as upgrades to interval owners of Crown Resorts. This acquisition is currently in the due diligence stage, and there is no assurance that it will be consummated.


     The eight Crown Resorts are described as follows:

     - The Alpine Bay Resort is located in Talledega County, Alabama, near Lake Logan Martin and is approximately 50 miles east of Birmingham. The resort contains 54 units and includes a golf course, pro shop lounge, outdoor pool and tennis courts. There are no remaining unsold Vacation Intervals at this resort.

     - The Hickory Hill Resort is located in Jackson County, Mississippi, near the Pascagoula River and is approximately 20 miles east of Biloxi. The resort contains 80 units and has a golf course, restaurant/lounge, outdoor pool, clubhouse, fitness center, miniature golf course, tennis courts, and playground. There are approximately 155 unsold Vacation Intervals at this resort.

     - The Lake Royale Resort is located in Franklin County, North Carolina, and is approximately 50 miles east of Raleigh/Durham. The resort contains ten units and has a golf course, pro shop lounge, outdoor pool, clubhouse, miniature golf course, tennis courts, and playground. There are approximately 14 unsold Vacation Intervals at this resort.

     - The Beech Mountain Lake Resort is located in Butler Township, Luzerne County, Pennsylvania, and is approximately 30 miles south of Wilkes Barre-Scranton. The resort contains 54 units and has a restaurant/lounge, indoor pool/sauna, clubhouse, fitness center, tennis courts, and pontoon boat. There are approximately 116 unsold Vacation Intervals at this resort.

     - The Treasure Lake Resort is located in Sandy Township, Clearfield County, Pennsylvania, and is approximately 160 miles northeast of Pittsburgh. The resort contains 145 units and has two golf courses, a restaurant/lounge, indoor pool/sauna, outdoor pool, clubhouse, tennis courts, and pontoon boat. There are approximately 468 unsold Vacation Intervals at this resort.

     - The Foxwood Hills Resort is located in Oconee County, South Carolina, near Lake Hartwell and is approximately 100 miles northeast of Atlanta. The resort contains 113 units and has a golf course, restaurant/lounge, indoor pool/sauna, outdoor pool, clubhouse, miniature golf course, tennis courts, pontoon boat, and playground. There are approximately 483 unsold Vacation Intervals at this resort.

     - The Lake Tansi Village Resort is located in Cumberland County, Mississippi, and is approximately 75 miles west of Knoxville. The resort contains 124 units and has a golf course, restaurant/lounge, indoor pool/sauna, outdoor pool, clubhouse, fitness center, miniature golf course, tennis courts, and playground. There are approximately 275 unsold Vacation Intervals at this resort.

     - The Westwind Manor Resort is located in Wise County, Texas, on Lake Bridgeport and is approximately 65 miles northwest of the Dallas-Ft. Worth metroplex. The resort contains 37 units and has a golf course, restaurant/lounge, outdoor pool, clubhouse, miniature golf course, tennis courts, and playground. There are approximately 333 unsold Vacation Intervals at this resort.

     The Company will not own, operate, or receive revenues from the above-described recreational amenities, which are generally owned and operated by various homeowner's associations or unrelated third parties. Neither will the Company acquire any land or development rights for the construction of additional timeshare units at these eight resorts, although it may consider such acquisitions in the future.

PARTICIPATION IN VACATION INTERVAL EXCHANGE NETWORKS

     INTERNAL EXCHANGES. Each purchaser of a Vacation Interval from the Company has certain exchange privileges which entitle such purchaser to: (i) exchange his interval for a different interval (week) at the same resort so long as the different interval is of an equal or lower rating; and (ii) exchange his interval for the same interval at any other of the Existing Resorts. These intra-company exchange rights require an exchange fee, which is currently $50, and are conditioned upon availability of the desired interval or resort.

     RCI EXCHANGES. The Company believes that its Vacation Intervals are made more attractive by the Company's participation in Vacation Interval exchange networks operated by RCI. The Existing Resorts, except Oak N' Spruce, are registered with RCI, and approximately one-third of Silverleaf Owners participate in RCI's exchange network. The Oak N' Spruce Resort is currently under contract with a different network exchange company, Interval International. Membership in RCI allows participating Silverleaf Owners to exchange their occupancy right in a unit in a particular year for an occupancy right at the same time or a different time of the same or lower color rating in another participating resort, based upon availability and the payment of a variable exchange fee. A member may exchange his Vacation Interval for an occupancy right in another participating resort by listing his Vacation Interval as available with the exchange organization and by requesting occupancy at another participating resort, indicating the particular resort or geographic area to which the member desires to travel, the size of the unit desired and the period during which occupancy is desired.

     RCI assigns a rating of "red", "white", or "blue" to each Vacation Interval for participating resorts based upon a number of factors, including the location and size of the unit, the quality of the resort and the period during which the Vacation Interval is available, and attempts to satisfy exchange requests by providing an occupancy right in another Vacation Interval with a similar rating. An owner of a red Vacation Interval may exchange his interval for a red, white, or blue interval. An owner of a white Vacation Interval may exchange only for a white or blue interval, and an owner of a blue interval may exchange only for a blue interval. If RCI is unable to meet the member's initial request, it suggests alternative resorts based on availability. RCI has assigned either red or white ratings to all Vacation Intervals at the Company's Ozark Mountain and Holiday Hills resorts.

     RCI has more than 3,200 participating resort facilities and over 2.3 million members worldwide. During 1997 RCI processed over 1.8 million Vacation Interval exchanges. The cost of the annual membership fee in RCI, which is at the option and expense of the owner of the Vacation Interval, is currently $74 per year. Exchange rights require an additional fee of approximately $103 for domestic exchanges and $133 for foreign exchanges.

COMPETITION

     The timeshare industry is highly fragmented and includes a large number of local and regional resort developers and operators. However, some of the world's most recognized lodging, hospitality and entertainment companies, such as Marriott, Disney, Hilton, Hyatt, and Four Seasons have recently entered the industry. Other companies in the timeshare industry, including Signature, Fairfield, Vacation Break, Vistana, Ramada, and TrendWest, are, or are subsidiaries of, public companies, with the enhanced access to capital and other resources that public ownership implies.

     Fairfield and Signature own timeshare resorts in or near Branson, Missouri, which compete with the Company's Holiday Hills and Ozark Mountain Resorts, and to a lesser extent with the Company's newly-acquired Timber Creek Resort. Signature also owns a resort which is located near and competes with the

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

Company's Piney Shores Resort. Based on published industry data and reports, except for Fairfield and Signature, the Company does not believe that any of the competitors named above own timeshare resorts in Illinois, Missouri, or Texas. The Company believes that many of the companies named in the preceding paragraph operate timeshare resorts in Las Vegas, Nevada. Additionally, the Company believes there are a number of privately-owned and operated timeshare resorts in most states in which the Company owns resorts which will compete with the Company's Existing Resorts and New Resorts. Finally, the proposed resort in Las Vegas will compete with a large number and variety of hotels and other lodging facilities in Las Vegas.

     The Company believes Marriott, Disney, Hilton, Hyatt, and Four Seasons generally target consumers with higher annual incomes than the Company's target market. The Company believes the other competitors named above target consumers with similar, but slightly higher, income levels than the Company's target market. The Company's competitors may possess significantly greater financial, marketing, personnel and other resources than the Company, and there can be no assurance that such competitors will not significantly reduce the price of their Vacation Intervals or offer greater convenience, services or amenities than the Company.

     While the Company's principal competitors are developers of timeshare resorts, the Company is also subject to competition from other entities engaged in the commercial lodging business, including condominiums, hotels and motels; others engaged in the leisure business; and, to a lesser extent, from campgrounds, recreational vehicles, tour packages and second home sales. A reduction in the product costs associated with any of these competitors, or an increase in the Company's (or its customers') costs relative to such competitors' (or their customers') costs, could have a material adverse effect on the Company's results of operations, liquidity and financial position.

     Numerous businesses, individuals and other entities compete with the Company in seeking properties for acquisition and development and new resorts. Some of these competitors are larger and have greater financial and other resources than the Company. Such competition may result in a higher cost for properties the Company wishes to acquire or may cause the Company to be unable to acquire suitable properties for the development of new resorts.

GOVERNMENTAL REGULATION

     GENERAL. The Company's marketing and sales of Vacation Intervals and other operations are subject to extensive regulation by the federal government and the states and jurisdictions in which the Existing Resorts and New Resorts are located and in which Vacation Intervals are marketed and sold. On a federal level, the Federal Trade Commission has taken the most active regulatory role through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or competition in interstate commerce. Other federal legislation to which the Company is or may be subject includes the Truth-in-Lending Act and Regulation Z, the Equal Opportunity Credit Act and Regulation B, the Interstate Land Sales Full Disclosure Act, the Real Estate Settlement Procedures Act, the Consumer Credit Protection Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Fair Housing Act and the Civil Rights Acts of 1964 and 1968.

     In response to certain fraudulent marketing practices in the timeshare industry in the 1980's, various states enacted legislation aimed at curbing such abuses. Texas, Missouri, Illinois, Massachusetts and Nevada, the states in which the Company owns Existing Resorts or New Resorts, as well as other states in which the Company markets its Vacation Intervals, have adopted specific laws and regulations regarding the marketing and sale of Vacation Intervals. The laws of most states, including Texas, Illinois, Massachusetts and Nevada, require the Company to file a detailed offering statement and supporting documents with a designated state authority, which describe the Company, the project, and the promotion and sale of Vacation Intervals. The offering statement must be approved by the appropriate state agency before the Company may solicit residents of such state. The laws of Texas, Illinois, Massachusetts and Nevada, respectively, require the Company to deliver an offering statement (or public report), together with certain additional information concerning the terms of the purchase, to prospective purchasers of Vacation Intervals who are residents of such state, even if the resort is not located in such state. The laws of Missouri generally only require certain disclosures in sales documents for prospective purchasers. There are also laws in each state where the Company currently sells Vacation Intervals which grant the purchaser of a

Vacation Interval the right to cancel a contract of purchase at any time within three to five calendar days following the date the contract was signed by the purchaser.

     The Company qualifies each resort under the laws of the state where it is located. The Company has recently filed a timeshare application in Nevada with respect to the New Resort in Las Vegas. There can be no assurance that the Company will obtain the requisite approval to sell Vacation Intervals for this resort, and the Company has not commenced marketing or sales activities for this report.

     The Company also markets and sells its Vacation Intervals to residents of certain states which are near the states where the Company's resorts are located. Many of these neighboring states also regulate the marketing and sale of Vacation Intervals to their residents. The Company is currently in various stages of obtaining permits to sell Vacation Intervals to residents of New York and certain other states proximate to the Oak N' Spruce Resort in Massachusetts. There can be no assurance that the Company will obtain the requisite approvals to sell Vacation Intervals to residents of such states. The Company does not register all of its resorts in each of the states where its resorts are located.

     Most states have additional laws which regulate the Company's activities and protect purchasers, such as real estate licensure laws; travel sales licensure laws; anti-fraud laws; consumer protection laws; telemarketing laws; prize, gift and sweepstakes laws; and other related laws.

     The Company believes it is in material compliance with federal, Texas, Missouri, Illinois, and Massachusetts laws and regulations to which it is currently subject relating to the sale and marketing of Vacation Intervals. However, the Company is normally and currently the subject of a number of consumer complaints generally relating to marketing or sales practices filed with relevant authorities, and there can be no assurance that all of these complaints can be resolved without adverse regulatory actions or other consequences. The Company expects some level of consumer complaints in the ordinary course of its business as the Company aggressively markets and sells Vacation Intervals in the value segment of the timeshare industry, which may include individuals who are less financially sophisticated than more affluent customers. There can be no assurance that the costs of resolving consumer complaints or of qualifying under Vacation Interval ownership regulations in all jurisdictions in which the Company desires to conduct sales will not be significant, that the Company is in material compliance with applicable federal, Texas, Missouri, Illinois, Massachusetts, or other laws and regulations, or that violations of law will not have adverse implications for the Company, including negative public relations, potential litigation, and regulatory sanctions. The expense, negative publicity, and potential sanctions associated with the failure to comply with applicable laws or regulations could have a material adverse effect on the Company's results of operations, liquidity, or financial position. Further, there can be no assurance that either the federal government or states having jurisdiction over the Company's business will not adopt additional regulations or take other actions which would adversely affect the Company's results of operations, liquidity, and financial position.

     During the 1980's and continuing through the present, the timeshare industry has been and continues to be afflicted with negative publicity and prosecutorial attention due, among other things, to marketing practices which were widely viewed as deceptive or fraudulent. Among the many timeshare companies which have been the subject of federal, state and local enforcement actions and investigations in the past were certain of the Affiliated Companies and their affiliates. Some of the settlements, injunctions and decrees resulting from litigation and enforcement actions (the "Orders") to which certain of the Affiliated Companies consented purport to bind all successors and assigns, and accordingly bind the Company. In addition, at that time the Company was directly a party to one such Order issued in Missouri. No past or present officers, directors or employees of the Company or any Affiliated Company were named as subjects or respondents in any of these Orders; however, each Order purports to bind generically unnamed "officers, directors and employees" of certain Affiliated Companies. Therefore, certain of these Orders may be interpreted to be enforceable against the present officers, directors and employees of the Company even though they were not individually named as subjects of the enforcement actions which resulted in these Orders. These Orders require, among other things, that all parties bound by the Orders, including the Company, refrain from engaging in deceptive sales practices in connection with the offer and sale of Vacation Intervals. In one case in 1988, an Affiliated Company pled guilty to deceptive uses of the mails in connection with promotional sales literature mailed to prospective timeshare purchasers and agreed to pay a judicially imposed fine of $1.5 million and restitution of $100,000. The requirements of the Orders are substantially what applicable state and federal laws and regulations mandate, but the consequence of violating the Orders may be that sanctions (including possible financial penalties and suspension or loss of licensure) may be imposed more summarily and may be harsher than would be the case if the Orders did not bind the Company. In addition, the existence of the Orders may be viewed negatively by prospective regulators in jurisdictions where the Company does not now do business, with attendant risks of increased costs and reduced opportunities.

     In early 1997, the Company was the subject of some consumer complaints which triggered governmental investigations into the Company's affairs. In March 1997, the Company entered into an Assurance of Voluntary Compliance with the Texas Attorney General, in which the Company agreed to make additional disclosure to purchasers of Vacation Intervals regarding the limited availability of its Endless Escape program during certain periods. The Company paid $15,200 for investigatory costs and attorneys' fees of the Attorney General in connection with this matter. Also, in March 1997, the Company entered into an agreed order (the "Agreed Order") with the Texas Real Estate Commission requiring the Company to comply with certain aspects of the Texas Timeshare Act, Texas Real Estate License Act and Rules of the Texas Real Estate Commission, with which it had allegedly been in non-compliance until mid-1995. The allegations included (i) the Company's admitted failure to register the Missouri Destination Resorts in Texas (due to its misunderstanding of the reach of the Texas Timeshare Act); (ii) payment of referral fees for Vacation Interval sales, the receipt of which was improper on the part of the recipients; and (iii) miscellaneous other actions alleged to violate the Texas Timeshare Act, which the Company denied. While the Agreed Order acknowledged that Silverleaf independently resolved ten consumer complaints referenced in the Agreed Order, discontinued the practices complained of, and registered the Destination Resorts during 1995 and 1996, the Texas Real Estate Commission ordered Silverleaf to cease its discontinued practices and enhance its disclosure to purchasers of Vacation Intervals. In the Agreed Order, Silverleaf agreed to make a voluntary donation of $30,000 to the State of Texas. The Agreed Order also directed Silverleaf to revise its training manual for timeshare salespersons and verification officers. While the Agreed Order resolved all of the alleged violations contained in complaints received by the Texas Real Estate Commission through December 31, 1996, the Company has encountered and expects to encounter some level of additional consumer complaints in the ordinary course of its business.

     The Company employs the following methods in training sales and marketing personnel as to legal requirements. With regard to direct mailings, a designated compliance employee of the Company reviews all mailings to determine if they comply with applicable state legal requirements. With regard to telemarketing, the Company's Vice President -- Marketing prepares a script for telemarketers based upon applicable state legal requirements. All telemarketers receive training which includes, among other things, directions to adhere strictly to the Company approved script. Telemarketers are also monitored by their supervisors to ensure that they do not deviate from the Company approved script. With regard to sales functions, the Company distributes sales manuals which summarize applicable state legal requirements. Additionally, such sales personnel receive training as to such applicable legal requirements. The Company has a salaried employee at each sales office who reviews the sales documents prior to closing a sale to review compliance with legal requirements. Additionally, a member of the corporate office staff calls each purchaser within 48 hours after the sale to verify information. Periodically, the Company is notified by regulatory agencies to revise its disclosures to consumers and to remedy other alleged inadequacies regarding the sales and marketing process. In such cases, the Company revises its direct mailings, telemarketing scripts, or sales disclosure documents, as appropriate, in an attempt to comply with such requests.

     ENVIRONMENTAL MATTERS. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property, and may be held liable to a governmental entity or to third parties for property damage and tort liability and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The cost of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate the contamination on such property, may adversely affect the owner's ability to sell such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at such disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. Finally, the owner or operator of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site or from environmental regulatory violations. In connection with its ownership and operation of its properties, the Company may be potentially liable for such claims.

     Certain Federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of ACMs and may provide for third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with its ownership and operation of its properties, the Company may be potentially liable for such costs. In 1994, the Company conducted a limited asbestos survey at each of the Existing Resorts, which surveys did not reveal material potential losses associated with ACM's at certain of the Existing Resorts.

     In addition, recent studies have linked radon, a naturally-occurring substance, to increased risks of lung cancer. While there are currently no state or federal requirements regarding the monitoring for, presence of, or exposure to, radon in indoor air, the EPA and the Surgeon General recommend testing residences for the presence of radon in indoor air, and the EPA further recommends that concentrations of radon in indoor air be limited to less than 4 picocuries per liter of air (Pci/L) (the "Recommended Action Level"). The presence of radon in concentrations equal to or greater than the Recommended Action Level in one or more of the Company's properties may adversely affect the Company's ability to sell Vacation Intervals at such properties and the market value of such property. The Company has not tested its properties for radon. Recently-enacted federal legislation will eventually require the Company to disclose to potential purchasers of Vacation Intervals at the Company's resorts that were constructed prior to 1978 any known lead-paint hazards and will impose treble damages for failure to so notify.

     Electric transmission lines are located in the vicinity of the Company's properties. Electric transmission lines are one of many sources of electromagnetic fields ("EMFs") to which people may be exposed. Research into potential health impacts associated with exposure to EMFs has produced inconclusive results. Notwithstanding the lack of conclusive scientific evidence, some states now regulate the strength of electric and magnetic fields emanating from electric transmission lines, while others have required transmission facilities to measure for levels of EMFs. In addition, the Company understands that lawsuits have, on occasion, been filed (primarily against electric utilities) alleging personal injuries resulting from exposure as well as fear of adverse health effects. In addition, fear of adverse health effects from transmission lines has been a factor considered in determining property value in obtaining financing and in condemnation and eminent domain proceedings brought by power companies seeking to construct transmission lines. Therefore, there is a potential for the value of a property to be adversely affected as a result of its proximity to a transmission line and for the Company to be exposed to damage claims by persons exposed to EMFs.

     In 1994, the Company conducted Phase I environmental assessments at several of its Existing Resorts in order to identify potential environmental concerns. Also, the Company has obtained more recent Phase I environmental assessments for each of the remaining Existing Resorts and New Resorts. These Phase I assessments were carried out in accordance with accepted industry practices and consisted of non-invasive investigations of environmental conditions at the properties, including a preliminary investigation of the sites and identification of publicly known conditions concerning properties in the vicinity of the sites, physical site inspections, review of aerial photographs and relevant governmental records where readily available, interviews with knowledgeable parties, investigation for the presence of above ground and underground storage tanks presently or formerly at the sites, and the preparation and issuance of written reports. The Company's Phase I assessments of the properties have not revealed any environmental liability that the Company believes would have a material adverse effect on the Company's business, assets or results of operations taken as a whole; nor is the Company aware of any such material environmental liability. Nevertheless, it is possible that the Company's

Phase I assessments do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware. Moreover, there can be no assurance that (i) future laws, ordinances or regulations will not impose any material environmental liability or (ii) the current environmental condition of the properties will not be affected by the condition of land or operations in the vicinity of the properties (such as the presence of underground storage tanks) or by third parties unrelated to the Company. The Company does not believe that compliance with applicable environmental laws or regulations will have a material adverse effect on the Company's results of operations, liquidity, or financial position.

     The Company believes that its properties are in compliance in all material respects with all federal, state and local laws, ordinances and regulations regarding hazardous or toxic substances. The Company has not been notified by any governmental authority or any third party, and is not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances or petroleum products in connection with any of its present properties. See "Risk Factors -- Possible Environmental Liabilities".


     UTILITY REGULATION. The Company owns its own water supply and waste-water treatment facilities at several of the Existing Resorts, which are regulated by various governmental agencies. See "-- Other Operations". The Texas Natural Resources Conservation Commission ("TNRCC") is the primary state umbrella agency regulating utilities at the resorts in Texas, and the Missouri Department of Natural Resources and Public Service Commission of Missouri are the primary state umbrella agencies regulating utilities at the resorts in Missouri. The Environmental Protection Agency, division of Water Pollution Control, and the Illinois Commerce Commission are the primary state agencies regulating water utilities in Illinois. These agencies regulate the rates and charges for the services (allowing a reasonable rate of return in relation to invested capital and other factors), the size and quality of the plants, the quality of water supplied, the efficacy of waste-water treatment, and many other aspects of the utilities' operations. The agencies have approval rights regarding the entity owning the utilities (including its financial strength) and the right to approve a transfer of the applicable permits upon any change in control of the entity holding the permits. Other federal, state, regional and local environmental, health and other agencies also regulate various aspects of the provision of water and waste-water treatment services. Currently, the Holly Lake Resort's water supply facilities do not comply with certain Texas rules regarding minimum water capacity. Accordingly, the Company plans to build an additional water storage facility at Holly Lake, with construction expected to begin in the third quarter of 1998.



     OTHER REGULATION. Under various state and federal laws governing housing and places of public accommodation, the Company is required to meet certain requirements related to access and use by disabled persons. Many of these requirements did not take effect until after January 1, 1991. Although management of the Company believes that its facilities (other than the Oak N' Spruce Resort which has not yet been reviewed for ADA compliance) are substantially in compliance with present requirements of such laws, the Company will incur additional costs of compliance. Additional legislation may impose further burdens or restrictions on owners with respect to access by disabled persons. The ultimate amount of the cost of compliance with such legislation is not currently ascertainable, and, while such costs are not expected to have a material effect on the Company, such costs could be substantial. Limitations or restrictions on the completion of certain renovations may limit application of the Company's growth strategy in certain instances or reduce profit margins on the Company's operations. See "Risk Factors -- Cost of Compliance with Laws Governing Accessibility of Facilities to Disabled Persons".


EMPLOYEES

     At December 31, 1997, the Company employed 1,602 persons. The Company believes employee relations are good. None of the employees are represented by a labor union.

INSURANCE

     The Company carries comprehensive liability, fire, hurricane and storm insurance with respect to the Company's resorts, with policy specifications, insured limits and deductibles customarily carried for similar properties which the Company believes are adequate. There are, however, certain types of losses (such as losses arising from floods and acts of war) that are not generally insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in a resort, as well as the anticipated future revenues from such resort and would continue
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

to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could have a material adverse effect on the Company's results of operation, liquidity or financial position. The Company self-insures for property damage to certain vehicles and heavy equipment. See "Risk
Factors -- Natural Disasters; Uninsured Loss".

LEGAL PROCEEDINGS

     The Company is a party to litigation and is subject to claims respecting tort, contract, and consumer disputes, among others. In the judgment of management, none of such pending lawsuits or claims against the Company, either individually or in the aggregate, is likely to have a material adverse effect on the Company or its business. See "-- Description of New Resorts -- Gulf Coast Resort", "Risk Factors -- Regulation of Marketing and Sales of Vacation Intervals and Related Laws" and "Risk Factors -- Development, Construction, and Property Acquisition Activities".

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

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information concerning each person who is a director or executive officer of the Company.

                 NAME                   AGE                  POSITION
                 ----                   ---                  --------
Robert E. Mead........................  51    Chairman of the Board and Chief
                                              Executive Officer
Sharon K. Brayfield...................  37    Director and President
David T. O'Connor.....................  56    Executive Vice President -- Sales
Joe W. Conner.........................  41    Chief Financial Officer, Treasurer
Thomas C. Franks......................  44    Vice President -- Investor Relations
                                              and Governmental Affairs, President of
                                              Silverleaf Resort Acquisitions, Inc.
Larry H. Fritz........................  45    Vice President -- Marketing
Ioannis N. Gioldasis..................  47    Vice President -- Promotions
Robert G. Levy........................  49    Vice President -- Resort Operations
James J. Oestreich....................  57    Vice President -- Marketing
                                              Development
Sandra G. Cearley.....................  36    Secretary
Stuart Marshall Bloch.................  55    Director
James B. Francis, Jr. ................  48    Director
Michael A. Jenkins....................  55    Director

     ROBERT E. MEAD founded the Company, has served as its Chairman of the Board since its inception, and has served as its Chief Executive Officer since May 1990. Mr. Mead began his career in hotel and motel management and also operated his own construction company. Mr. Mead currently serves as a trustee on the Board of Directors of ARDA and has over 18 years of experience in the timeshare industry, with special expertise in the areas of consumer finance, hospitality management and real estate development.

     SHARON K. BRAYFIELD has served as the President of the Company since 1992 and manages all of the Company's day to day activities. Ms. Brayfield began her career with an Affiliated Company in 1982 as the Public Relations Director of Ozark Mountain Resort. In 1989, she was promoted to Executive Vice President of Resort Operations for an Affiliated Company and in 1991 was named Chief Operations Officer of the Company. For the past five years and through April 1997, Ms. Brayfield was also the President of the Master Club.


     DAVID T. O'CONNOR has over 20 years of experience in real estate and timeshare sales and has worked periodically with Mr. Mead over the past 14 years. Mr. O'Connor has served as the Company's Executive Vice
President -- Sales for the last two years and as Vice President -- Sales since 1991. In such capacities, he directed all field sales, including the design and preparation of all training materials, incentive programs, and follow-up sales procedures. For the five year period ended May 12, 1997, Mr. O'Connor was an employee of Recreational Consultants, Inc., which was an independent contractor of the Company. See "Certain Relationships and Related Transactions".


     JOE W. CONNER joined the Company in February 1997 as Chief Financial Officer and has responsibility for all accounting, financial reporting and taxation issues. From 1995 to 1997, Mr. Conner served as Vice President of Finance and Administration and Chief Financial Officer of the Jacobsen Division of Textron, Inc. From 1993 to 1995, Mr. Conner was Executive Vice President and Chief Financial Officer for Furr's/Bishop's, Inc. Mr. Conner worked for Club Corporation of America from 1985 to 1993, and last served as Sr. Vice President, Chief Financial Officer and Director. Mr. Conner is a certified public accountant.

     THOMAS C. FRANKS was hired in August 1997 as President of a newly-formed, wholly-owned subsidiary of the Company, Silverleaf Resort Acquisitions, Inc. In February 1998, Mr. Franks was also named as Vice President -- Investor Relations and Governmental Affairs for the Company. Mr. Franks has more than 15 years of experience in the timeshare industry and is responsible for acquisitions and industry and governmental relations. Mr. Franks served as the President of ARDA from February 1991 through July 1997.

     LARRY H. FRITZ has been employed by the Company (or an Affiliated Company) periodically over the past nine years and has served in various marketing management positions. Since 1991, Mr. Fritz has served as the Company's chief marketing officer, with responsibility for daily marketing operations, and currently serves as the Company's Vice President -- Marketing.

     IOANNIS N. GIOLDASIS has been with the Company since May 1993 and currently serves as Vice President -- Promotions. Mr. Gioldasis is responsible for the design and implementation of marketing strategies and promotional concepts for lead generation in Texas and other markets. Prior to joining the Company, Mr. Gioldasis was a national field director for Resort Property Consultants, Inc.

     ROBERT G. LEVY was appointed Vice President -- Resort Operations in March 1997 and administers the Company's Management Agreement with the Master Club. Since 1990, Mr. Levy has held a variety of managerial positions with the Master Club including Project Manager, General Manager, Texas Regional Manager, and Director of Operations. Prior thereto, Mr. Levy spent 18 years in hotel, motel, and resort management, and was associated with the Sheraton, Ramada Inn, and Holiday Inn hotel chains.

     JAMES J. OESTREICH joined the Company in February 1998 as Vice
President -- Marketing Development. A company owned by Mr. Oestreich, Bull's Eye Marketing, Inc. ("Bull's Eye"), has served as a marketing consultant to the Company since August 1995. From January 1991 to August 1995, Mr. Oestreich served as Vice President of Sales and Marketing for Casablanca Express, Inc. From August 1995 until joining the Company, Mr. Oestreich served as President of Bull's Eye, a provider of marketing services to the resort and direct sales industries.

     SANDRA G. CEARLEY has served as Secretary of the Company since its inception. Ms. Cearley maintains corporate minute books, oversees regulatory filings, and coordinates legal matters with the Company's attorneys.

     STUART MARSHALL BLOCH was elected as a Director of the Company in July 1997. Since 1972, Mr. Bloch has been a partner in the law firm of Ingersoll & Bloch, in Washington, D.C. Ingersoll & Bloch has served as general counsel to ARDA since 1972. Mr. Bloch is also currently serving as counsel to the law firm of Holland & Knight, LLC. Mr. Bloch is the founding director and a past president of the International Foundation for Timesharing. Mr. Bloch has authored numerous articles dealing with real estate law and the timeshare industry.

     JAMES B. FRANCIS, JR. was elected as a Director of the Company in July 1997. During 1996, Mr. Francis' company, Francis Enterprises, Inc., served as a consultant to the Company in connection with governmental and public affairs. From 1980 to 1996, Mr. Francis was a partner in the firm of Bright & Co., which managed various business investments, including the Dallas Cowboys Football Club.

     MICHAEL A. JENKINS was elected as a Director of the Company in July 1997. In 1971, Mr. Jenkins founded and became the President of Leisure and Recreation Concepts, Inc., which has planned and designed over 850 theme parks, resorts, retail areas, and major attractions worldwide. Mr. Jenkins has more than 35 years in the leisure industry and serves on the Board of Directors of Leisure and Recreational Concepts, Inc.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors currently has five members and three committees which were formed after the IPO: (i) an Executive Committee, (ii) an Audit Committee, and (iii) a Compensation Committee. Members of these committees serve until the next annual meeting of Directors and until their successors are elected and qualified.

     EXECUTIVE COMMITTEE. In July 1997, the Board of Directors established an executive committee (the "Executive Committee"), which is authorized in the intervals between meetings of the Board of Directors to perform all of the rights and duties of the Board of Directors, except the power to declare dividends or distributions on stock, approve any merger or share exchange which does not require shareholder approval, amend the Bylaws, issue stock other than as permitted by statute, recommend to the shareholders any action that requires shareholder approval, or exercise rights delegated to the Audit Committee or Compensation Committee. The current members of the Executive Committee are Ms. Brayfield and Messrs. Francis and Mead.

     AUDIT COMMITTEE. In July 1997, the Board of Directors established an audit committee (the "Audit Committee"), which consists of two or more directors who meet the independence requirements imposed by the

NYSE's Audit Committee Policy. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants and the adequacy of the Company's internal accounting controls, and considers the range of audit and non-audit fees. The current members of the Audit Committee are Messrs. Bloch and Jenkins.

     COMPENSATION COMMITTEE. In July 1997, the Board of Directors established a compensation committee (the "Compensation Committee"), which at all times will consist of two or more directors, a majority of whom are non-employee directors (an "Independent Director") within the meaning of Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to determine compensation for the Company's senior executive officers and to administer the Company's 1997 Stock Option Plan. The current members of the Compensation Committee are Messrs. Francis and Jenkins.

     The Board of Directors of the Company does not have a nominating committee or any other committee except as set forth above.

CLASSIFIED BOARD OF DIRECTORS

     The Company's Board of Directors is divided into three classes serving staggered terms. The Board of Directors consists of one Class I director (Mr. Bloch), two Class II directors (Ms. Brayfield and Mr. Jenkins), and two Class III directors (Mr. Mead and Mr. Francis). At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the initial Class I director, the Class II directors and the Class III directors will expire upon the election and qualification of successor directors at the annual meeting of shareholders to be held in calendar years 1998, 1999 and 2000, respectively. The classification of directors makes it more difficult for a significant shareholder to change the composition of the Board of Directors in a relatively short period of time. The term of the Company's sole Class I director (Mr. Bloch) is scheduled to expire at the Company's May 1998 annual shareholders meeting; however, in February 1998 the Board of Directors nominated Mr. Bloch for a second term. If elected by the shareholders at the May 1998 annual meeting, Mr. Bloch will continue to serve until the Company's 2001 annual shareholders meeting.

DIRECTOR COMPENSATION

     The Company has granted to each Independent Director (Messrs. Bloch, Francis, and Jenkins), as directors' fees, options to purchase 40,000 shares of Common Stock at $16 per share. Such options vest in three equal portions over a term of three years, with the first vesting period occurring in May 1998. The options expire in June 2007. In addition to such option grants, each of the Independent Directors receive a stipend (currently $1,000) for attending meetings of the Board of Directors. Officers of the Company who are directors will not be paid any director fees but will be reimbursed for expenses of attending meetings of the Board of Directors.

DIRECTORS AND OFFICERS INSURANCE

     The Company has purchased a directors and officers liability insurance policy with coverage typical for a public company. The directors and officers liability insurance policy insures (i) the officers and directors of the Company from any claim arising out of an alleged wrongful act by such person while acting as an officer or director of the Company, (ii) the Company to the extent it has indemnified an officer and director for such loss, and (iii) the Company for losses incurred in connection with claims made against the Company for covered wrongful acts.

INDEMNIFICATION

     The Company's articles of incorporation ("Charter") provide for the indemnification of the Company's officers and directors against certain liabilities to the fullest extent permitted under applicable law. The Charter also provides that the directors and officers of the Company be exculpated from monetary damages to the fullest extent permitted under applicable law. Additionally, the Company has entered into written Indemnification Agreements with its directors and officers. It is the position of the Securities and Exchange Commission (the

"Commission") that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and unenforceable under the Securities Act of 1933, as amended (the "Securities Act").

EXECUTIVE COMPENSATION

     SUMMARY COMPENSATION TABLE. The following table sets forth the annual base salary and other annual compensation that the Company paid in 1997 to the Company's Chief Executive Officer and each of the other four most highly compensated executive officers whose cash compensation (salary and bonus) on an annualized basis exceeded $100,000 (the "Named Executive Officers").


                                                                                 LONG-TERM
                                                                                COMPENSATION
                                               ANNUAL COMPENSATION              ------------
                                     ---------------------------------------     SECURITIES
                                                                  OTHER          UNDERLYING
                                                                 ANNUAL         OPTIONS/SARS
NAME AND PRINCIPAL POSITION  YEAR     SALARY      BONUS      COMPENSATION(a)        (#)
---------------------------  ----    --------    --------    ---------------    ------------
Robert E. Mead,...........   1997    $464,427    $     --             --               --
  Chief Executive Officer
Sharon K. Brayfield,......   1997     104,315      51,154        280,765               --
  President
David T. O'Connor,........   1997          --     114,590        618,620(b)       200,000
  Executive Vice
     President -- Sales
Joe W. Conner,............   1997     160,219      20,000             --           35,000
  Chief Financial Officer
Larry H. Fritz,...........   1997      98,801      56,920             --           25,000
  Vice
     President -- Marketing


---------------


(a) See "-- Employment and Noncompetition Agreements" for a discussion of other annual compensation.


(b) Through May 11, 1997, these amounts were paid as sales commissions to Recreational Consultants, Inc., a corporation of which Mr. O'Connor is the principal. See "Certain Relationships and Related Transactions -- Transactions with Related Individuals".

     1997 STOCK OPTION PLAN. The Company has established a stock option plan (the "1997 Stock Option Plan" or "Plan") to attract and retain directors, officers, and key employees of the Company and to provide them incentives to maximize the Company's performance. The 1997 Stock Option Plan provides for the award to directors, officers, and key employees of nonqualified stock options and provides for the grant to salaried key employees of options intended to qualify as "incentive stock options" under Section 422 of the Code.


     The 1997 Stock Option Plan is administered by the Compensation Committee, which selects the individuals to whom options are to be granted and determines the number of shares to be subject thereto and the terms and conditions thereof. The Compensation Committee is also authorized to adopt, amend and rescind rules relating to the administration of the 1997 Stock Option Plan. Presently, a maximum of 1,100,000 shares are reserved for issuance under the Plan and options for 867,000 shares have been granted. The Company will file a Registration Statement to register such shares.


     Nonqualified stock options provide for the right to purchase common stock at a specified price which may be less than fair market value on the date of grant (but not less than par value). Nonqualified stock options may be granted for any term and upon such conditions determined by the Compensation Committee.

     Incentive stock options are designed to comply with the provisions of the Code and are subject to restrictions contained therein, including exercise prices equal to at least 100% of fair market value of common stock on the grant date and a ten year restriction on their term; however, incentive stock options granted to any person owning more than 10% of the voting power of the stock of the Company shall have exercise prices equal to at least 110% of the fair market value of the common stock on the grant date and shall not be exercisable after five years from the date the option is granted.

     Under the 1997 Stock Option Plan, the Board of Directors of the Company reserves the right to exercise the powers and functions of the Compensation Committee. Also, the Board of Directors reserves the right to amend the Plan at any time; however, the Board of Directors may not without the approval of the shareholders of the Company (i) increase the total number of shares reserved for options under the Plan (other than for certain changes in the capital structure of the Company), (ii) reduce the required exercise price of any incentive stock options, or (iii) modify the provisions of the Plan regarding eligibility. In February 1998, the Board of Directors approved an amendment to the Plan reserving an additional 500,000 shares of Common Stock for issuance under the Plan; however, this amendment will not become effective unless it is approved by the shareholders.

  OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 1997. The following table contains information concerning the grant of stock options under the Company's 1997 Stock Option Plan made during the year ended December 31, 1997 to the Named Executive Officers. The table also lists potential realizable values of such options on the basis of assumed annual compounded stock appreciation rates of 5% and 10% over the life of the options which are set for a maximum of ten years. No options were exercised during 1997 by any of the Named Executive Officers.

                                                INDIVIDUAL GRANTS                                  POTENTIAL REALIZABLE
                               ---------------------------------------------------                   VALUE AT ASSUMED
                                   NUMBER OF         PERCENT OF TOTAL    EXERCISE                  ANNUAL RATE OF SHARE
                                   SECURITIES       OPTIONS GRANTED TO    OR BASE                 PRICE APPRECIATION(b)
                                   UNDERLYING          EMPLOYEES IN      PRICE PER   EXPIRATION   ----------------------
            NAME               OPTIONS GRANTED(a)      FISCAL YEAR         SHARE        DATE       5% ($)      10% ($)
            ----               ------------------   ------------------   ---------   ----------   ---------   ----------
Robert E. Mead...............            --                  --               --           --          --            --
Sharon K. Brayfield..........            --                  --               --           --          --            --
David T. O'Connor............       200,000                22.8           $16.00       6/5/07      $2,012        $5,100
Joe W. Conner................        35,000                 4.0           $16.00       6/5/07      $  352        $  892
Larry N. Fritz...............        25,000                 2.9           $16.00       6/5/07      $  252        $  637

---------------

(a) These options will vest in four equal increments on the first, second, third and fourth anniversaries of the date of the grant.

(b) The potential realizable value (in thousands of dollars) is reported net of the option price, but before income taxes associated with exercise. These amounts represent assumed annual compounded rates of appreciation at 5% and 10% only from the date of grant to the expiration date of the option. The rates of appreciation shown in this table are required by the Commission and are not intended to forecast or be indicative of possible future performance of the Common Stock.

  OPTIONS/SAR EXERCISES AND YEAR-END VALUE TABLE.


                                                                 NUMBER OF UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                                                                    OPTIONS/SAR AT             MONEY OPTIONS/ SARS AT
                                   SHARES                         FISCAL YEAR-END(#)           FISCAL YEAR-END ($)(a)
                                ACQUIRED ON       VALUE       ---------------------------   -----------------------------
             NAME               EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
             ----               ------------   ------------   -----------   -------------   ------------   --------------
Robert G. Mead................       --             --             --               --           --                --
Sharon K. Brayfield...........       --             --             --               --           --                --
David T. O'Connor.............       --             --             --          200,000           --            $1,300
Joe W. Conner.................       --             --             --           35,000           --            $  298
Larry N. Fritz................       --             --             --           25,000           --            $  213


---------------

(a) The value at year end (in thousands of dollars) is reported net of the option price.

  SECTION 162(M) LIMITATION. In general, under Section 162(m) of the Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1 million (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" established by an independent compensation committee which is adequately disclosed to, and approved by, the shareholders.

  DISCRETIONARY PERFORMANCE AWARDS. Performance awards, including bonuses, may be granted by the Compensation Committee on an individual or group basis. Generally, these awards will be based upon specific agreements or performance criteria and will be paid in cash.

EMPLOYMENT AND NONCOMPETITION AGREEMENTS

     Effective January 1, 1997, Mr. Mead entered into a three year employment agreement with the Company which provides for an annual base salary of $500,000, use of a company vehicle, and other fringe benefits such as health insurance, vacation, and sick leave as determined by the Board of Directors of the Company from time to time. Either party may terminate the agreement upon 30 days notice to the other.

     Effective January 1, 1997, Ms. Brayfield entered into a three year employment agreement with the Company which provides for an annual base salary of $133,101, use of a company vehicle, and other fringe benefits such as health insurance, vacation, and sick leave as determined by the Board of Directors of the Company from time to time. Ms. Brayfield's agreement with the Company also provides for an incentive bonus equal to .35% of the Company's net sales from Vacation Intervals. Either party may terminate the agreement upon 30 days notice to the other.

     Effective May 12, 1997, Mr. O'Connor entered into an employment agreement with the Company with a term through December 31, 1999. Pursuant to the agreement, Mr. O'Connor will receive commissions equal to 1.35% of the Company's net sales from Vacation Intervals, plus additional commissions based on weekly sales of upgrades and revenue per guest. The Company will also provide Mr. O'Connor with use of a company vehicle and other fringe benefits such as health insurance, vacation, and sick leave as determined by the Board of Directors of the Company from time to time. Either party may terminate the agreement upon 30 days notice to the other. See "Certain Relationships and Related Transactions".

     In July 1997, Mr. Franks entered into an employment agreement with the Company which provides for an annual base salary of $325,000, use of a company vehicle, and other fringe benefits such as health insurance, vacation, and sick leave as determined by the Board of Directors of the Company from time to time. Either party may terminate the agreement upon 30 days notice to the other; however, if the Company terminates Mr. Franks for other than "good cause", the Company shall be obligated to make a severance payment to him in an amount equal to his annual base salary. In connection with Mr. Franks employment, in August 1997, the Company purchased a house for $531,000 and leased the house to Mr. Franks for 13 months at a rental equal to (i) the Company's interest on a $418,000 mortgage loan incurred in connection with the purchase, plus (ii) insurance and taxes, which amount is currently $3,124 per month. Mr. Franks has the option to purchase the house at the end of the 13-month term for $531,000, plus 8% per annum on the Company's down payment for the house ($113,000). The Company also granted him nonqualified options to purchase 100,000 shares of Common Stock pursuant to the 1997 Stock Option Plan at $16.00 per share, which options will vest in equal installments over a four-year period beginning August 1998.

     In January 1998, Mr. Oestreich entered into an employment agreement with the Company which provides for an annual base salary of $300,000, use of a company vehicle, and other fringe benefits such as health insurance, vacations and sick leave as determined by the Board of Directors of the Company from time to time. Mr. Oestreich will also receive additional compensation equal to .5% of Vacation Interval sales directly attributable to his efforts. The Company also granted him nonqualified and incentive stock options to purchase 100,000 shares of Common Stock pursuant to the 1997 Stock Option Plan at $22.84 per share, which options will vest in equal installments over a four-year period beginning December 1998.

     In January 1998, Allen Hudson entered into an employment agreement with the Company, contingent upon his commencement of full-time services no later than July 1, 1998. Mr. Hudson will serve as Executive Vice President of Architecture and Engineering Services for a term of four years from the date he commences work. Mr. Hudson's agreement provides for an annual base salary of $350,000, use of a company vehicle, and other fringe benefits such as health insurance, vacations and sick leave as determined by the Board of Directors of the Company from time to time. Mr. Hudson will also receive $500,000 to be paid over a three year period as compensation for and in consideration of the exclusivity of his services. The Company also granted him nonqualified options to purchase 25,000 shares of Common Stock pursuant to the 1997 Stock Option Plan at an exercise price equal to the average of the high and low trading prices of the Common Stock on the effective date of his employment agreement. The options will vest in equal installments over a four-year period beginning one year after he commences work. The agreement provides that upon Mr. Hudson's relocation to the Dallas/Ft. Worth area, the Company will purchase his Branson, Missouri condominium for $108,000.

Each of the employment agreements discussed above provides that such persons will not (i) influence any employee or independent contractor to terminate its relationship with the Company, or (ii) disclose any confidential information of the Company. The agreements with Mr. Mead, Ms. Brayfield, and Mr. O'Connor provide that such persons will not directly or indirectly compete with the Company in any county in which it conducts its business or markets its products for a period of two years following the termination of the agreement. The agreements with Messrs. Oestreich and Hudson contain substantially similar restrictions which will be effective for a period of one year following termination of the agreement.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

REPAYMENT OF AFFILIATED DEBT

     Approximately $9.9 million of the net proceeds from the IPO in June 1997 were used to repay outstanding debt to Mr. Mead and affiliated persons or entities. The Company repaid the affiliated debt of the Company set forth below, and Mr. Mead, Chairman of the Board and Chief Executive Officer of the Company, and certain entities affiliated with Mr. Mead, simultaneously repaid their debt to the Company. Such affiliated debt is explained below:

                       COMPONENTS OF                           AMOUNT PAID
               AFFILIATED DEBT OF THE COMPANY                  IN JUNE 1997
               ------------------------------                 --------------
                                                              (IN THOUSANDS)
Debt of CBI to Mr. Mead(a)..................................     $ 6,101
Debt of Silverleaf to Mr. Mead and affiliates(b)............       8,298
Debt of Silverleaf to Pace, STG and Ralph
  Brotherton(c)(d)(e).......................................         563
                                                                 -------
          Total.............................................      14,962
Less:
  Receivable from Mr. Mead(a)...............................      (4,727)
  Receivable from STG and Pace(f)...........................        (363)
                                                                 -------
          Net Affiliated Party Debt of Silverleaf...........     $ 9,872
                                                                 =======

---------------

(a) Prior to the Consolidation Transactions, Mr. Mead owned 100% of the stock of CBI. During this period, Silverleaf made loans to Mr. Mead who simultaneously made loans of similar amounts to CBI to finance its operations. The Silverleaf loans to Mr. Mead bore interest at 8% per annum, and the loans by Mr. Mead to CBI bore interest at 9% per annum. As a result of the Consolidation Transactions, the debt of Mr. Mead to CBI and of CBI to Mr. Mead has been consolidated on the Company's financial statements. The above table reflects, on a consolidated basis, the remaining debt paid to Mr. Mead from the Company and the remaining receivable paid by Mr. Mead to the Company in June 1997.

(b) Mr. Mead owned 100% of the stock of Freedom Financial Corporation ("FFC") prior to the Consolidation Transactions. As a part of the Consolidation Transactions, the Company acquired certain assets held by FFC and the Company assumed certain liabilities associated with these assets. See Note 9 of Notes to Consolidated Financial Statements. Liabilities assumed were approximately $8.9 million consisting primarily of notes payable to Mr. Mead and his affiliates of $7.6 million. The affiliates of Mr. Mead include certain family partnerships and trusts. The notes payable to Mr. Mead and his affiliates originated from loans of $1.1 million and asset sales of $1.6 million made by Mr. Mead and his affiliates to FFC during 1987 and 1988.

(c) Includes approximately $417,000 paid to Pace Finance Company ("Pace"), a Texas corporation wholly owned by Mr. Mead. Pace loaned the Company approximately $541,000, $655,000 and $0, in 1995, 1996 and 1997,
    respectively. The Company secured such loans by pledging notes secured by Vacation Intervals with an aggregate principal balance of approximately $901,000, $1.1 million and $0 million, in 1995, 1996 and 1997, respectively. The Company made payments to Pace of approximately $636,000, $863,000 and $275,000, in 1995, 1996 and 1997, respectively.

(d) Includes approximately $96,000 paid to STG Investments ("STG"), a Texas general partnership owned by trusts beneficially owned by Mr. Mead's children.

(e) Includes approximately $50,000 owing to Ralph Brotherton, who serves as a trustee of trusts for the children of Mr. Mead. This debt arose from the 1995 redemption of Mr. Brotherton's equity interest in Equal Investment Company ("EIC") in exchange for a $100,000 note from EIC. Subsequently, EIC was merged into the Company and the Company became liable for the note to Mr. Brotherton. The note to Mr. Brotherton did not bear interest.

(f) In June 1997, STG and Pace paid Silverleaf approximately $221,000 and $142,000, respectively, relating to cash payments on notes receivable of Silverleaf collected and held by STG and Pace on behalf of Silverleaf.

TRANSACTIONS WITH RELATED ENTITIES

     FFC loaned the Company approximately $555,000 in 1995. To secure such loans, in 1995 the Company pledged to FFC notes secured by Vacation Intervals with an aggregate principal balance of approximately $740,000. The Company made principal and interest payments to FFC of approximately $871,000 in 1995.

     Prior to the Consolidation Transactions in December, 1995, Silverleaf engaged in various transactions with entities affiliated with Mr. Mead. As a result of the Consolidation Transactions, all transactions between Silverleaf and the entities which were parties to the Consolidation Transactions were eliminated through consolidation and restatement of the Company's financial statements, and are therefore not specifically discussed herein. See Note 1 of Notes to Consolidated Financial Statements.

     Prior to the Consolidation Transactions, Pace purchased delinquent notes secured by Vacation Intervals from an Affiliated Company. From time to time, Pace sold these delinquent notes to the Company, generally at a price of $200 per note. The Company then reacquired through foreclosure the underlying Vacation Intervals for resale. Pace's note sales to the Company equaled $24,200 in 1996. In February 1997, Pace sold its remaining inventory of notes to the Company for a consideration of $16,400.

     STG loaned the Company approximately $272,000 in 1995. As security, the Company pledged to STG notes secured by Vacation Intervals with an aggregate principal balance of approximately $454,000 in 1995. The Company made principal and interest payments to STG of approximately $533,000 and $247,000, in 1995 and 1996, respectively. These loans were repaid in full by the Company in 1996.

     The Company paid Mr. Hudson's architectural firm Hudson & Company, Inc. approximately $338,000, $421,000, and $401,000, during 1995, 1996, and 1997, respectively, for architectural services rendered to the Company.

TRANSACTIONS WITH RELATED INDIVIDUALS

     In March 1997, Mr. Mead entered into a lease agreement with the Company which granted him the exclusive right to use approximately 500 acres adjoining an Existing Resort for hunting purposes. This land is subject to deed restrictions which prohibit the construction of new units, and most of this land is located in a flood plain. The land will remain available to Silverleaf Owners for hiking and nature trails. In exchange for these lease rights, Mr. Mead agreed to pay the annual property taxes on this land which are estimated at approximately $5,000. This lease agreement has a ten-year term and may be renewed by Mr. Mead for four additional ten-year terms.

     Mr. Mead agreed to purchase a condominium in Mexico and a residential property in Texas from the Company. The Company's acquisition cost of these properties in 1995 was approximately $420,000. Mr. Mead agreed to pay the Company the higher of (i) its acquisition cost plus an additional 15% per annum (approximately $464,000), or (ii) the appraised fair market value of these properties. In September 1997, Mr. Mead reimbursed the Company for its cost (plus 15%) of the condominium in Mexico and the residential property in Texas. Pending the receipt of an appraisal on the condominium in Mexico, Mr. Mead has agreed to pay an additional sum to the Company to the extent the appraised fair market value of the properties exceeds the amount paid by Mr. Mead.

     In connection with the IPO in June 1997, the Company entered into a Registration Rights Agreement with Mr. Mead with respect to 7,625,000 of his shares of Common Stock. The Company has agreed to pay all expenses associated with the registration of Mr. Mead's shares offered for sale in this Prospectus (500,000 shares plus any shares subject to the Underwriters' over-allotment option).

     During 1995, the Company loaned $15,000 to Ms. Brayfield at 8.0% interest per annum. Due to a previous loan balance and the accrual of interest, her aggregate debt to the Company was $71,000 at December 31, 1995. Her largest outstanding loan balances in 1995 and 1996 were approximately $71,000 and $77,000, respectively. The Company forgave this loan effective December 31, 1996.

     During 1996, the Company was a party to a consulting agreement with Francis Enterprises, Inc. ("FEI"), a Texas corporation which is wholly owned by Mr. Francis, a director of the Company. FEI received approximately $201,000 (and the Company expensed approximately $208,000) in 1996 under this agreement. FEI provided advice to the Company in connection with governmental and public affairs. This consulting agreement was terminated in February 1997. An affiliate of Mr. Francis owns a 10% net profits interest in a 45 acre tract of land in Mississippi owned by the Company. See "Management -- Directors and Executive Officers" and "Business -- Other Operations".

     The Company paid Recreational Consultants, Inc., an entity of which Mr. O'Connor is the principal, approximately $430,000, $539,000, and $302,000 in sales commissions in 1995, 1996, and 1997, respectively. See
"Management -- Executive Compensation".

     Mr. O'Connor was indebted to the Company during 1995 for advances by the Company on his behalf, which debt bore interest at approximately 8% per annum. The largest outstanding balance during 1995 was approximately $156,000. This debt was satisfied at the end of 1995.

     Mr. Bloch serves as counsel to the law firm of Holland & Knight, LLC. The Company has retained the services of Holland & Knight for limited purposes.

     In February 1998, the Company purchased the stock of Bull's Eye Marketing, Inc. ("Bull's Eye") for $250,000 from Mr. Oestreich, the sole shareholder of Bull's Eye.

     Mr. Hudson's employment agreement provides that upon his relocation to Dallas, the Company will be obligated to purchase his Branson, Missouri condominium for $108,000 in cash. In addition to his salary, Mr. Hudson will also receive $500,000 to be paid over a three-year period as compensation for and in consideration of the exclusivity of his services.

     For information concerning employment agreements with certain officers see "Management -- Employment and Noncompetition Agreements".

TRANSACTIONS WITH THE MASTER CLUB

     Prior to May 1997, Ms. Brayfield, an officer and director of the Company, was the principal executive officer of the Master Club. In May 1997, Robert G. Levy, an officer of the Company, was elected as President of the Master Club. The Company manages the Existing Resorts under a management agreement with the Master Club. The Company is entitled to a management fee equal to 15% of the Master Club's gross revenues, but the Company's right to receive such fee on an annual basis is limited to the amount of the Master Club's net income. If the management fee is limited due to the Master Club's net income in a given year, such deficiency may be recovered from the Master Club in subsequent years, subject to the net income limitation. Accordingly, receivables for unpaid management fee deficiencies from the Master Club due to the net income limitation are not accrued on the books of the Company. In 1995, 1996 and 1997, the Company reported management fees from the Master Club of approximately $2.5 million, $2.2 million, and $2.3 million, respectively. The Master Club bears and pays all expenses of operating the Existing Resorts, while the Company bears the expense of new development and all marketing and sales activities. To the extent the Master Club pays for payroll or other general and administrative expenses that relate to the Company's development, marketing, or sales activities, the Master Club allocates and charges such expenses to the Company. During 1995, 1996 and 1997, the Master Club charged the Company approximately $1.9 million, $2.1 million, and $2.6 million, respectively, for expenses attributable to the Company. Also, during 1996, the Company advanced on behalf of the Master Club approximately $940,000 for expenditures related to refurbishment of the Existing Resorts. After netting management fees earned, expenses charged back, and the advance for refurbishment expenditures, the Company owed the Master Club approximately $429,000 at the end of 1995, and the Master Club owed the Company approximately $1.1 million and $1.3 million at the end of 1996 and 1997, respectively. See "Business -- Clubs/Master Club".

                             PRINCIPAL SHAREHOLDERS


     The following table sets forth information regarding the beneficial ownership of the Common Stock of the Company as of December 31, 1997, and as adjusted to reflect the sale of 2,000,000 shares of Common Stock by the Company and 500,000 shares of Common Stock by Robert E. Mead in the Equity Offering, with respect to (i) each person known by the Company to beneficially own 5% or more of the outstanding shares of Common Stock, (ii) each person who is a director or Named Executive Officer of the Company, and (iii) all directors and executive officers of the Company as a group.



                          BENEFICIAL OWNERSHIP
                              PRIOR TO THE                                BENEFICIAL OWNERSHIP
                             EQUITY OFFERING                          AFTER THE EQUITY OFFERING(b)
  NAME AND ADDRESS OF    -----------------------   NUMBER OF SHARES   -----------------------------
  BENEFICIAL OWNER(a)     SHARES      PERCENTAGE   BEING OFFERED(b)      SHARES        PERCENTAGE
  -------------------    ---------    ----------   ----------------   ------------    -------------
Robert E. Mead(c)......  7,625,100       67.4%         500,000         7,125,100          53.5%
Sharon K.
  Brayfield(c).........     86,517       *                  --            86,517         *
David T. O'Connor(c)...         --         --               --                --            --
Joe W. Conner(c).......         --         --               --                --            --
Larry H. Fritz(c)......         --         --               --                --            --
Stuart Marshall
  Bloch(d).............         --         --               --                --            --
James B. Francis,
  Jr.(e)...............      2,000       *                  --             2,000         *
Michael A.
  Jenkins(f)...........         --         --               --                --            --
                         ---------       ----          -------         ---------          ----
All directors and
  executive officers as
  a group (13
  persons).............  7,713,617       68.2%         500,000         7,213,617          54.2%
                         =========       ====          =======         =========          ====


---------------

 *  Less than 1%.

(a) Except as otherwise indicated, each beneficial owner has the sole power to vote, as applicable, and to dispose of all shares of Common Stock owned by such beneficial owner. None of such persons has the right, pursuant to stock options or otherwise, to acquire shares of the Company's Common Stock within 60 days.

(b) Does not reflect the possible sale of up to an additional 375,000 shares of Common Stock by Mr. Mead upon the exercise of the underwriters' over-allotment option.

(c) The address of such person is 1221 Riverbend Drive, Suite 120, Dallas, Texas 75247.

(d) The address of such person is 1401 16th St., N.W., Washington, D.C. 20036.

(e) The address of such person is 8300 Douglas Avenue, Suite 800, Dallas, Texas 75225.

(f) The address of such person is 2151 Fort Worth Avenue, Dallas, Texas 75211-1812.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS


     EXISTING INDEBTEDNESS. The Company has revolving credit agreements with three lenders providing for loans up to an aggregate of $115.0 million, which the Company uses to finance the sale of Vacation Intervals and for working capital needs. The Company also has a $12.0 million facility for such purpose which will be paid from proceeds of the Note Offering and the Equity Offering and not renewed. Additionally, the Company has a revolving credit agreement with one of its lenders providing for loans up to $10.0 million to finance construction, which facility was not utilized in 1997. The Company has a $10.0 million non-revolving line of credit which has been used to finance development of units at the Fox River and Timber Creek resorts and the acquisition of the Oak N' Spruce Resort, the two Galveston sites, and the Las Vegas site, and which becomes due upon the closing of the Equity Offering. The other foregoing loans mature between December 1999 and October 2005, and are collateralized (or cross-collateralized) by customer notes receivable (as defined in "Description of Notes -- Certain Definitions"), construction in process, land, improvements, and related equipment of certain of the Existing Resorts and New Resorts. These credit facilities bear interest at variable rates tied to the prime rate, LIBOR or the corporate rate charged by certain banks. The credit facilities secured by customer notes receivable limit advances to 70% of the unpaid balance of certain eligible customer notes receivable.


     The Company's credit facilities contain restrictive and financial covenants, including covenants relating to (i) the maintenance of a minimum net worth ranging up to $67 million, minimum liquidity, including a debt to equity ratio of not greater than 2.5 to 1 and a senior debt to equity ratio of not greater than 2.0 to 1, (ii) restrictions on liens against and dispositions of collateral, (iii) restrictions on distributions to affiliates and prepayments of loans from affiliates, (iv) restrictions on changes in control and management of the Company, (v) restrictions on sales of substantially all of the assets of the Company, and (vi) restrictions on mergers, consolidations or other reorganizations of the Company. Under certain credit facilities, a sale of all or substantially all of the assets of the Company, a merger, consolidation or reorganization of the Company, or other changes of control of the ownership of the Company would constitute an event of default and permit the lenders to accelerate the maturity thereof. The credit facilities also include customary events of default, including, without limitation, (i) failure to pay principal, interest or fees when due, (ii) untruth of any representation of warranty, (iii) failure to perform or timely observe covenants, (iv) defaults under other indebtedness, and (v) bankruptcy.

     The following table summarizes the Company's loans, other notes payable and capital lease obligations at December 31, 1997:

                                                                  AMOUNT
                                                              --------------
                                                              (IN THOUSANDS)
$60 million revolving loan due December 1999, extendable for a period of one year, with drawings permitted until
  maturity, at an interest rate of LIBOR plus 2.55%, secured
  by customer notes receivable..............................     $ 1,529
$40 million revolving loan due October 2005 with drawings
  permitted until October 31, 2000, at a variable rate of
  LIBOR plus 2.5%, secured by customer notes receivable.....      22,137
$15 million revolving loan due November 2002 with drawings
  permitted until November 30, 1998, at an interest rate of
  Prime plus 2%, secured by customer notes receivable.......      12,596
$12 million loan due May 2003, at a variable rate of 2.75%
  plus a Base Rate (11.25% at December 31, 1997), secured by
  customer notes receivable.................................       4,122
$10 million revolving construction loan due October 2000
  with drawings permitted until April 30, 1999 at a variable rate of LIBOR plus 3.5%, secured by land, construction in
  process and customer notes receivable.....................           0
$10 million non-revolving line of credit due upon the
  earlier of the Equity Offering or January 2000 with
  drawings permitted until December 1998 at a variable rate
  of LIBOR plus 3%, secured by land, improvements, and
  equipment of various Existing Resorts and New Resorts.....       4,070
Various notes, due from January 1998 through October 2002,
  collateralized by various assets with interest rates
  ranging from 4.2% to 14.0%................................       1,785
                                                                 -------
          Total notes payable...............................      46,239
Capital lease obligations...................................       2,632
                                                                 -------
          Total notes payable and capital lease
           obligations......................................     $48,871
                                                                 =======

     At December 31, 1997, the prime rate was 8.5% and LIBOR rates were from 5.72% to 5.81%.

     Substantially all notes payable will be repaid from the proceeds of the Equity Offering and the Note Offering. See "Sources and Uses of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     Credit Suisse First Boston Mortgage Capital, L.L.C. ("CSFBMC"), an affiliate of Credit Suisse First Boston Corporation, is the lender under the $60.0 million revolving loan and $10.0 million non-revolving line of credit. As of December 31, 1997, the Company was indebted to CSFBMC in the amount of $5.6 million.

     The Company's future lending and development activities will likely be financed with indebtedness under the existing revolving credit facilities or under credit facilities to be obtained by the Company in the future. Such new credit facilities would likely be collateralized by the Company's assets and contain restrictive covenants. However, the Company does not presently have binding agreements to extend the terms of its existing financing arrangements or for any replacement financing arrangements upon the expiration of such funding commitments, and there can be no assurance that alternative or additional arrangements can be made on terms that are satisfactory to the Company. Accordingly, future sales of Vacation Intervals may be limited by both the availability of funds to finance customer purchases of Vacation Intervals and by reduced demand which may result if the Company is unable to provide financing to purchasers of Vacation Intervals. In addition, if the Company were to incur additional indebtedness, this could increase its vulnerability to adverse general economic and timeshare industry conditions and to increased competitive pressures.


     The foregoing summary of certain provisions of the Company's credit facilities is subject to and qualified in its entirety by reference to the terms of the credit facilities, copies of which are filed as exhibits (or incorporated by reference) to the Registration Statement of which this Prospectus is a part.

                              DESCRIPTION OF NOTES

GENERAL

     The Notes will be issued pursuant to an Indenture (the "Indenture") among the Company, each Subsidiary of the Company, as guarantors, and Norwest Bank Minnesota, N.A., as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and prospective investors are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions". For purposes of this summary, the term "Company" refers only to Silverleaf Resorts, Inc. and not to any of its Subsidiaries.

     The Notes will be general unsecured obligations of the Company and the Guarantors and will be subordinated in right of payment to all existing and future Senior Debt. The Notes will rank pari passu with any future senior subordinated indebtedness of the Company and will rank senior to all subordinated indebtedness of the Company. In addition, and subject to the Subsidiary Guarantees, the Notes will be structurally subordinated to all existing and future liabilities of the Guarantors. As of December 31, 1997, on a pro forma basis giving effect to the consummation of the Note Offering and the Equity Offering and the application of proceeds thereof, the Company would have had no Senior Debt. However, the Company would have had $125.0 million of unused commitments under the credit facilities, all of which would have been secured Senior Debt. At such date, the Subsidiaries had no material liabilities (other than intercompany payables). The Indenture will permit the incurrence of additional Senior Debt and other indebtedness in the future, including secured indebtedness, subject to certain restrictions. See "-- Certain
Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" and
"-- Liens".

     The Company's payment obligations under the Notes will be guaranteed by all of the Company's present and future Domestic Restricted Subsidiaries. See "Subsidiary Guarantees". As of the date of the Indenture, all of the Company's Subsidiaries will be Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not guarantee the Notes or be subject to the restrictive covenants set forth in the Indenture. See "Subsidiary Guarantees" and "Designation of Restricted Subsidiary as Unrestricted or Unrestricted Subsidiary as Restricted" and "Risk
Factors -- Fraudulent Transfer Statutes".

PRINCIPAL, MATURITY AND INTEREST


     The Notes will be limited in aggregate principal amount to $200.0 million, of which $75.0 million will be issued in the Note Offering, and will mature on
     , 2008. Interest on the Notes will accrue at the rate of      % per annum
and will be payable semi-annually in arrears on      and      , commencing on
            , 1998, to holders of record of Notes ("Holders") on the immediately
preceding           and           . Additional Notes may be issued from time to
time after the Note Offering, subject to the provisions of the Indenture described below under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock". Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal of, interest and premium, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest and premium, if any, may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments of principal, interest and premium, if any, with respect to Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. See, however, "Global Notes and Definitive Notes". Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the

Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof. All payments will be in immediately available funds.

SUBSIDIARY GUARANTEES

     The Company's payment obligations under the Notes will be jointly and severally guaranteed, on a senior subordinated basis, by each of the Company's present and future Domestic Restricted Subsidiaries. The Notes will not be guaranteed by any present or future foreign subsidiary or any Unrestricted Subsidiary. As of December 31, 1997, the total assets of and investment by the Company in the Guarantors was approximately $2.8 million. See Note 14 of Notes to Consolidated Financial Statements. The Subsidiary Guarantee of each Guarantor will be subordinated to the prior payment in full of all Senior Debt of such Guarantor (none was outstanding as of December 31, 1997) and any amounts for which the Guarantors become liable under guarantees issued from time to time with respect to Senior Debt, both subject to the limitations described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock". The obligations of each Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law, which may limit or obviate the effect of such Subsidiary Guarantees. See "Risk Factors -- Fraudulent Transfer Statutes".

     The Indenture will provide that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another corporation, Person or entity whether or not affiliated with such Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee; (ii) immediately after giving effect to such transaction, no Default or Event of Default exists; (iii) such Guarantor, or any Person formed by or surviving any such consolidation or merger, would have Consolidated Net Worth (immediately after giving effect to such transaction) equal to or greater than the Consolidated Net Worth of such Guarantor immediately preceding the transaction; and (iv) the Company would be permitted by virtue of the Company's pro forma Consolidated Coverage Ratio, immediately after giving effect to such transaction, to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock".

     The Indenture will provide that in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "-- Repurchase at the Option of Holders -- Asset Sales".

     Additional Subsidiary Guarantees. The Indenture will provide that if the Company or any of its Restricted Subsidiaries shall acquire or create another Domestic Restricted Subsidiary after the date of the Indenture, then such newly acquired or created Domestic Restricted Subsidiary shall execute a Subsidiary Guarantee and deliver an opinion of counsel, in accordance with the terms of the Indenture.

SUBORDINATION

     The payment of principal of, interest and premium, if any, on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred. See "Risk Factors -- Subordination".

     Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable

Senior Debt) before the Holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Debt are paid in full, any distribution to which the Holders of Notes would be entitled shall be made to the holders of Senior Debt (except that Holders of Notes may receive Permitted Junior Securities and payments made from the trust described under "Legal Defeasance and Covenant Defeasance").


     The Company also may not make any payment upon or in respect of the Notes (except in Permitted Junior Securities or from the trust described under "-- Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated. No new period of payment blockage may be commenced unless and until (i) 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest, if any, on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 180 days.


     The Indenture will further require that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

     The Obligations of a Guarantor under its Subsidiary Guarantee are senior subordinated obligations. Therefore, the rights of the Holders of the Notes to receive payment by a Guarantor pursuant to a Subsidiary Guarantee will be subordinated in right of payment to the rights of holders of Senior Debt of such Guarantor. The terms of the subordination provisions described above with respect to the Company's Obligations under the Notes apply equally to a Guarantor and the Obligations of such Guarantor under the Subsidiary Guarantee.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency of the Company, Holders of Notes may recover less ratably than creditors of the Company and the Guarantors who are holders of Senior Debt. The Indenture will limit, subject to certain financial tests, the amount of additional Indebtedness, including Senior Debt, that the Company and its Restricted Subsidiaries can incur. See "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock".

     No Senior Subordinated Debt. The Indenture will provide that (i) the Company will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes, and
(ii) no Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Subsidiary Guarantees. No Indebtedness shall be deemed to be Senior Debt solely because it is secured and no Indebtedness shall be deemed to be subordinated solely because it is convertible into Equity Interests.

OPTIONAL REDEMPTION

     The Notes will not be redeemable at the Company's option prior to
            , 2003. Thereafter, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during
the twelve-month period beginning on      of the years indicated below:

                           YEAR                             PERCENTAGE
                           ----                             ----------
2003......................................................        %
2004......................................................        %
2005......................................................        %
2006 and thereafter.......................................     100%


     Notwithstanding the foregoing, on or prior to             , 2001, the
Company may redeem up to 33 1/3% of the aggregate principal amount of the Notes
at a redemption price of     % of the principal amount thereof, plus accrued and
unpaid interest thereon to the redemption date, with the net cash proceeds of one or more public offerings of Common Stock of the Company, provided that at least 66 2/3% of the initially outstanding aggregate principal amount of Notes remains outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 60 days of the date of the closing of such offering.


  Selection and Notice

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

  Mandatory Redemption

     Except as set forth below under "-- Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon, to the date of purchase (the "Change of Control Payment"). Within ten days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     The existence of a Holder's right to require the Company to repurchase such Holder's Notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Restricted Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of cash; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (y) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are promptly converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

     Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds at its option, (a) to repay Senior Debt of the Company or a Guarantor, or (b) to the acquisition of a controlling interest in another business, the making of a capital expenditure or the acquisition of other long-term assets, in each case, in the same line of business as the Company and its Restricted Subsidiaries were engaged on the date of the Indenture or in a Related Business. Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving Senior Debt or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds". When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Notes (an "Asset Sale Offer") to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset at zero.

  Repurchase Limitations

     The Company's credit facilities variously prohibit the Company from prepaying any Notes and provide that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or repay the restrictive Indebtedness. If the Company does not obtain such a consent or repay such borrowings, the Company will continue to be prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Company's credit facilities. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes. Finally, the Company's ability to repurchase Notes may be limited by the Company's then existing financial resources. See "Risk Factors -- Payment Upon a Change of Control and Certain Asset Sales" and "Description of Certain Indebtedness".

CERTAIN COVENANTS

  Restricted Payments

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and dividends and distributions payable solely to the Company or to a Guarantor); (ii) purchase, redeem or otherwise acquire or retire for value (including without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinate to the Notes or the Subsidiary Guarantees, except a payment of interest or principal at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage

     Ratio test set forth in the first paragraph of the covenant described below under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock"; and

          (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clause (ii) of the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the date of the Indenture of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or debt securities of the Company that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or convertible debt securities that have been converted into or exchanged for Disqualified Stock), plus (iii) to the extent that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after the date of the Indenture, the fair market value of the Company's Investment in such Subsidiary as of the date of such redesignation; provided, however, that the foregoing amount shall not exceed the amount of Investments made (and treated as a Restricted Investment) by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, plus (iv) an amount equal to the net reduction in Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiaries in any Person resulting from dividends or distributions on, or repurchases or redemptions of, such Investments by such Person, net cash proceeds realized upon the sale of such Investment to an unaffiliated purchaser, reductions in obligations of such Person guaranteed by, and repayments of loans or advances or other transfers of assets by such Person to, the Company or a Restricted Subsidiary, provided, however, that no amount shall be included under this clause (iv) to the extent it is already included in Consolidated Net Income.

     The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any subordinated Indebtedness or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c) (ii) of the preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the defeasance, redemption, repurchase or other acquisition of subordinated Indebtedness with Excess Proceeds remaining after an Asset Sale Offer; (v) the payment of any dividend by a Restricted Subsidiary of the Company to the holders of its respective Equity Interests on a pro rata basis; (vi) repurchases of Equity Interests of the Company deemed to occur upon exercise of employee options, warrants or rights if such Equity Interests represent a portion of the exercise price of or withholding tax due upon exercise of such options, warrants or rights; (vii) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary held by any employee or former employee pursuant to the terms of any of the Company's or such Restricted Subsidiaries' benefit plans or arrangements; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any twelve-month period and $5.0 million in the aggregate and no Default or Event of Default shall have occurred and be continuing immediately after such transaction; and (viii) additional Restricted Payments in an amount not to exceed $5.0 million.

     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $1.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

  Incurrence of Indebtedness and Issuance of Preferred Stock

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company and the Guarantors will not issue any Disqualified Stock and the Company will not permit any of its Restricted Subsidiaries which are not Guarantors to issue any shares of preferred stock other than to the Company or to a Wholly Owned Restricted Subsidiary which is a Guarantor, provided that any subsequent issuance or transfer of Capital Stock that results in such Guarantor ceasing to be a Wholly Owned Restricted Subsidiary or any subsequent transfer of such preferred stock (other than to the Company or another Wholly Owned Restricted Subsidiary which is a Guarantor) will be deemed, in each case, to be the issuance of such preferred stock by the issuer thereof; provided, however, that the Company and any Guarantor may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if the Consolidated Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

     The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):


          (i) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness secured by Mortgages Receivable (including pursuant to the Company's credit facilities) in an aggregate principal amount (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Restricted Subsidiaries thereunder) outstanding after giving effect to such incurrence not to exceed 70% of the Mortgages Receivable of the Company or such Restricted Subsidiary at the date of incurrence;



          (ii) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant, equipment, land or inventory used or held for sale in the business of the Company or such Restricted Subsidiary in an aggregate principal amount at any time outstanding for the Company and its Restricted Subsidiaries not to exceed $5.0 million;


          (iii) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in connection with the acquisition of assets or a new Restricted Subsidiary; provided that such Indebtedness was incurred by the prior owner of such assets or such Restricted Subsidiary prior to such acquisition by the Company or one of its Restricted Subsidiaries and was not incurred in connection with, or in contemplation of, such acquisition by the Company or one of it Restricted Subsidiaries; and provided further that the principal amount (or accreted value, as applicable) of such Indebtedness, together with any other outstanding Indebtedness incurred pursuant to this clause (iii), does not exceed $5.0 million;

          (iv) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Existing Indebtedness or Indebtedness that was permitted by the Indenture to be incurred;

          (v) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries; provided, however, that (A) if the Company or a Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and the Subsidiary Guarantees and (B)(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be;

          (vi) the incurrence by the Company of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this Indenture to be outstanding;

          (vii) the guarantee by the Company or any Restricted Subsidiary of Indebtedness of the Company or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

          (viii) the incurrence by the Company's Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed an incurrence of Indebtedness by a Restricted Subsidiary of the Company;

          (ix) the incurrence by the Company and the Guarantors of Indebtedness represented by $75.0 million of Notes offered hereby, the Subsidiary Guarantees thereof, and the Indenture;


          (x) the incurrence by the Company or any of its Restricted Subsidiaries of Existing Indebtedness of the Company or any such Restricted Subsidiary;



          (xi) the incurrence by the Company or any of its Restricted Subsidiaries in the ordinary course of business of Indebtedness; (A) in respect of performance, completion, surety or similar bonds or guarantees (including pursuant to letters of credit) in connection with new construction, development, leasing of billboards, or compliance with federal, state or local law, or (B) in respect of bankers acceptances, letters of credit, appeal or similar bonds other than pursuant to clause
     (A) in an aggregate amount at any time outstanding for the Company and its Restricted Subsidiaries not to exceed $5.0 million;


          (xii) the incurrence of Indebtedness of the Company or any Restricted Subsidiary arising from agreements providing for indemnification, adjustment of purchase price or similar obligations in connection with the disposition of any assets of the Company or any such Restricted Subsidiary (other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such assets for the purpose of financing such acquisition), in principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition; and


          (xiii) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time (including all indebtedness incurred to replace, refund or refinance any such indebtedness) outstanding for the Company and its Restricted Subsidiaries not to exceed $7.5 million.


     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (xiii) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof. Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

  Designation of Restricted Subsidiary as Unrestricted or Unrestricted Subsidiary as Restricted.

     The Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if at the time of such designation: (a) all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated are deemed to be a Restricted Payment at the time of such designation (all such outstanding Investments will be deemed to constitute an amount equal to the greatest of (i) the net book value of such Investments at the time of such designation, (ii) the fair market value of such Investments at the time of such designation and (iii) the original fair market value of such Investments at the time they were made), and such Restricted Payment is permitted at such time under the covenant described under the caption "Restricted Payments"; (b) giving pro forma effect thereto as if such designation had occurred at the beginning of the Company's most recently completed four fiscal quarters for which internal financial statements are available preceding the date of such designation, the pro forma Consolidated Coverage Ratio for such period is greater than the historical Consolidated Coverage Ratio for such period; (c) no Default or Event of Default shall have occurred and be continuing immediately preceding such designation and giving pro forma effect thereto or would occur as a consequence thereof; and (d) such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

     The Board of Directors may redesignate any Unrestricted Subsidiary to be Restricted Subsidiary if at the time of such redesignation: (x) giving pro forma effect to the redesignation and incurrence of Indebtedness of the Unrestricted Subsidiary (if any) as if they occurred at the beginning of the Company's most recently completed four fiscal quarters for which internal financial statements are available preceding the date of such redesignation, (i) any Indebtedness of such Unrestricted Subsidiary (including any Non-Recourse Debt) could be incurred pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock", and (ii) the pro forma Consolidated Coverage Ratio for such period is greater than the historical Consolidated Coverage Ratio for such period; (y) the newly redesignated Domestic Restricted Subsidiary executes and delivers a Subsidiary Guarantee and an opinion of counsel as required by the Indenture; and (z) no Default or Event of Default shall have occurred and be continuing immediately preceding such redesignation and giving pro forma effect thereto or would occur as a consequence thereof.

     Any such designation or redesignation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation or redesignation and an Officers' Certificate certifying that such designation or redesignation complied with the foregoing conditions.

     If, at any time, any Unrestricted Subsidiary would fail to meet the definition of an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture. If the Unrestricted Subsidiary at such time would not be permitted to be redesignated a Restricted Subsidiary, the Company shall be in default of the above covenant.

  Liens

     The Indenture will provide that the Company will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired, or any income or profits therefrom (or assign or convey any right to receive income therefrom), which secures Indebtedness or trade payables that rank pari passu with or are subordinated to the Notes or the Subsidiary Guarantees, as applicable, unless (i) if such Lien secures Indebtedness or trade payables that rank pari passu with the Notes or Subsidiary Guarantees, as applicable, the Notes and such Subsidiary Guarantees are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien or (ii) if such Lien secures Indebtedness or trade payables that are subordinated to the Notes or Subsidiary Guarantees, as applicable, such Lien shall be subordinated to a Lien granted to the Holders of Notes and Subsidiary Guarantees on the same collateral as that securing such Lien to the same extent as such Indebtedness, as applicable, until such obligation is no longer secured by a lien.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture,
(b) the Indenture and the Notes, (c) applicable law, (d) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (e) by reason of customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (f) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (g) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced,
(h) restrictions contained in security agreements or mortgages to the extent such restrictions restrict the transfer of the property or assets subject to such security agreements or mortgages, (i) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all of the capital stock or assets of such Restricted Subsidiary pending the closing of the sale of such sale or disposition, or (j) any restriction in any agreement that is not more restrictive than the restrictions in the Company's credit facilities as in effect on the date of the Indenture.

  Merger, Consolidation, or Sale of Assets

     The Indenture will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Wholly Owned Restricted Subsidiary of the Company, the Company or the entity or Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (B) will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock".

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

  Transactions with Affiliates

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee
(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided that (x) any employment, compensation or indemnity agreement entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, (y) transactions between or among the Company and/or its Restricted Subsidiaries and (z) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "-- Restricted Payments", in each case, shall not be deemed Affiliate Transactions, and provided further that transactions between the Company or a Restricted Subsidiary and any Club in the ordinary course of business shall not be subject to clause (ii)(b) above.

  Sale and Leaseback Transactions

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that the Company may enter into a sale and leaseback transaction if (i) the Company could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Additional Indebtedness and Issuance of Preferred Stock", and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "-- Liens", (ii) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value (as determined in good faith by the Board of Directors and set forth in an Officers' Certificate delivered to the Trustee) of the property that is the subject of such sale and leaseback transaction, and (iii) the transfer of assets in such sale and leaseback transaction is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales".

 Limitation on Issuances and Sales of Capital Stock of Wholly Owned Restricted Subsidiaries

     The Indenture will provide that the Company (i) will not, and will not permit any Wholly Owned Restricted Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Capital Stock of any Wholly Owned Restricted Subsidiary of the Company to any Person (other than to the Company or a Wholly Owned Restricted Subsidiary that is a Guarantor), unless (a) such transfer, conveyance, sale, lease or other disposition is of all the Capital Stock of such Wholly Owned Restricted Subsidiary and (b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption
"-- Repurchase at the Option of Holders -- Asset Sales", and (ii) will not permit any Wholly Owned Restricted Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Restricted Subsidiary of the Company that is a Guarantor.

  Business Activities

     The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than the same line of business as the Company and its Restricted Subsidiaries were engaged in on the date of the Indenture or a Related Business, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

  Limitation on Status as an Investment Company

     The Indenture will prohibit the Company and its Restricted Subsidiaries from being required to register as an "investment company" (as defined in the Investment Company Act of 1940, as amended), or from otherwise becoming subject to regulation under the Investment Company Act.

  Payments for Consent

     The Indenture will provide that neither the Company nor any of its Restricted Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Reports


     The Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company and the Guarantors will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company), and, with respect to the annual information only, a report thereon by the Company's independent certified public accountants, and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.


EVENTS OF DEFAULT AND REMEDIES

     The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company to comply for 30 days after notice from the Trustee or the Holders of at least 25% in principal amount of their outstanding Notes with the provisions described under the captions
"-- Repurchase at the Option of Holders -- Change of Control", "-- Repurchase at the Option of Holders -- Asset Sales", "-- Certain Covenants -- Restricted Payments", "Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock", and "-- Certain Covenants -- Merger, Consolidation or Sale of Assets"; (iv) failure by the Company to comply with any of its other agreements in the Indenture or the Notes for 60 days after notice from the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; provided, that in the case of any such Payment Default under clause (a) such default continues beyond the lesser of 30 days or the longest period for cure provided in any such Indebtedness as to which a Payment Default exists, or in the case of any acceleration of Indebtedness described in clause (b), such Indebtedness is not discharged or such acceleration cured, waived, rescinded or annulled within the lesser of 30 days after acceleration or the longest period for cure provided in any such Indebtedness which has been accelerated; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (viii) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and (ix) certain events of bankruptcy or insolvency with respect to the Company, any of its Significant Restricted Subsidiaries, or any group of Restricted Subsidiaries, that taken as a whole, would constitute a Significant Restricted Subsidiary.


     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately, provided, however, that so long as any Designated Senior Debt is outstanding, no such acceleration shall be effective until five business days after the giving of written notice to the Company and the representatives under the Designated Senior Debt of such acceleration. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Significant Restricted Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Restricted Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company or any Guarantor with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes . If an Event of Default
occurs prior to             , 2003 by reason of any willful action (or inaction)
taken (or not taken) by or on behalf of the Company or any Guarantor with the intention of avoiding the prohibition on redemption of the Notes prior to such date, then the Make-Whole Price shall become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

     No director, officer, employee, incorporator or shareholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Subsidiary Guarantees, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its and the Guarantors' obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, interest and premium, if any, on such Notes when such payments are due from the trust referred to below,
(ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and its Subsidiaries released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, interest and premium, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes ), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes ).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (subject to the last sentence of this paragraph, other than a payment required by one of the covenants described above under the caption "Repurchase at the Option of Holders") or (viii) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of Article 10 of the Indenture (which relate to subordination) will require the consent of the Holders of at least 75% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of Holders of Notes. In addition, without the consent of the holders of 66 2/3% in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes), no waiver or amendment to the Indenture may make any change in the provisions described above under the caption "Repurchase at the Option of Holders -- Change of Control" that adversely affect the rights of any Holder of Notes.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture, the Subsidiary Guarantees, or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's or the Subsidiary Guarantors' obligations to Holders of Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

GOVERNING LAW

     The Indenture, the Subsidiary Guarantees and the Notes will be, subject to certain exceptions, governed by and construed in accordance with the internal laws of the State of New York, without regard to the choice of law rules thereof.

GLOBAL NOTE AND DEFINITIVE NOTES

     The Notes will initially be issued in the form of one Global Note (the "Global Note"). The Global Note will be deposited on the date of the closing of the sale of the Notes with, or on behalf of, The Depository Trust

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

Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

     The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Underwriters, banks and trust companies, clearing corporations and certain other organizations). Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

     The Company expects that pursuant to procedures established by the Depositary, (i) upon deposit of the Global Note, the Depositary will credit the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Note and (ii) ownership of the Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by the Global Note will be limited to such extent.

     So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Notes. Beneficial owners of Notes evidenced by the Global Note will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

     Payments in respect of the principal of, premium, if any, and interest on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.


     Global Notes may be exchanged for registered definitive certificates ("Definitive Notes") if (i) the Depositary notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company thereupon fails to appoint a successor depositary within 90 days, (ii) the Company, in its sole discretion, determines that the Global Notes (in whole but not in part) should be exchanged for Definitive Notes and delivers a written notice to such effect to the Trustee or (iii) there shall have occurred and be continuing a Default or an Event of Default with respect to the Notes. Upon the occurrence of any of the preceding events in (i), (ii) or (iii) above, Definitive Notes shall be issued in such names and issued in any approved denominations as the Depositary shall instruct the Trustee.


     Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for purposes.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its powers, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus may obtain a copy of the Indenture without charge by writing to Silverleaf Resorts, Inc., 1221 Riverbend Drive, Suite 120, Dallas, Texas 75247, Attention: Corporate Secretary.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than in the ordinary course of business consistent with past practices (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Repurchase at the Option of Holders -- Change of Control" and/or the provisions described above under the caption "-- Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Restricted

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

Subsidiaries of Equity Interests of any of the Company's Restricted Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.0 million or (b) for net proceeds in excess of $1.0 million. Notwithstanding the foregoing: (i) a transfer of assets by the Company to a Wholly-Owned Restricted Subsidiary that is a Guarantor or by a Restricted Subsidiary to the Company or to another Wholly-Owned Restricted Subsidiary that is a Guarantor, (ii) an issuance of Equity Interests by a Wholly-Owned Restricted Subsidiary to the Company or to another Wholly-Owned Restricted Subsidiary that is a Guarantor, (iii) a Restricted Payment that is permitted by the covenant described above under the caption "-- Certain
Covenants -- Restricted Payments" will not be deemed to be Asset Sales, and (iv) sales, leases or contracts for deed in the ordinary course of business of Vacation Intervals or Mortgages Receivable, will not be deemed to be Asset Sales.

     "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.


     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the full faith and credit of the United States government or any agency or instrumentality thereof having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thompson Bank Watch Rating of "B" or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above and (v) commercial paper having the highest rating obtainable from either Moody's Investors Service, Inc. or Standard & Poor's Corporation and, in each case, maturing within six months after the date of acquisition.


     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Principal and his Related Parties, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by voting power rather than number of shares), (iv) the Company consolidates with, or merges with or into, any Person, or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance), or (v) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     "Club" means the owners' associations for any of the Company's resorts or developments, or of nearby residential or condominium tracts developed by the Company or its predecessors, and the Master Club.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, minus (v) non-cash items increasing such Consolidated Net Income for such period (excluding any such non-cash items to the extent they represent a reversal of amounts that were accrued in prior periods and were then excluded from Consolidated Cash Flow as a result of the second parenthetical in clause (iv)), plus, (vi) non-cash items increasing Consolidated Net Income for a prior period which were excluded from Consolidated Cash Flow in such period due to the application of clause (v), to the extent such non-cash item is collected in cash in a subsequent period, in each case, on a consolidated basis and determined in accordance with GAAP. The recognition of revenue on the accrual basis in accordance with GAAP upon the sale, lease, or sale by contract for deed of Vacation Intervals shall not be deemed a non-cash item increasing Consolidated Net Income. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Person was included in calculating Consolidated Net Income.

     "Consolidated Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, issues, guarantees, repays, redeems, retires, repurchases or defeases any Indebtedness or Disqualified Stock (other than revolving credit borrowings) subsequent to the commencement of the period for which the Consolidated Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Consolidated Coverage Ratio is made (the "Calculation Date"), then the Consolidated Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, issuance, Guarantee, repayment, redemption, retirement, repurchase, or defeasance of Indebtedness or Disqualified Stock (and in the case of incurrence or issuance, the pro forma application of the net proceeds thereof) as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and
(iii) the Consolidated Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Consolidated Interest Expense will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date. For purposes of this definition, whenever pro forma effect is given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith shall be determined in good faith by a responsible financial or accounting officer of the Company.

     "Consolidated Interest Expense" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (ii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon), and (iv) the product of (a) all dividend payments, whether or not in cash, on any series of Disqualified Stock of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case on a consolidated basis and in accordance with GAAP.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash by the referent Person to the Company or a Wholly Owned Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders,
(iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, and (iv) the cumulative effect of a change in accounting principles shall be excluded.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person, (y) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Restricted Subsidiaries (except, in each case, Permitted Investments), and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.


     "Designated Senior Debt" means (i) any Indebtedness outstanding under the Company's credit facilities and (ii) any other Senior Debt permitted under the Indenture, in either case in which the principal amount of which is $25.0 million or more and that has been designated by the Company as "Designated Senior Debt".


     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 360 days after the date on which the Notes mature.

     "Domestic Restricted Subsidiary" means a Restricted Subsidiary that is not formed, incorporated or organized in a jurisdiction outside the United States.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Existing Indebtedness" means up to $10.0 million in aggregate principal amount of Indebtedness of the Company and its Restricted Subsidiaries (other than Indebtedness under the Company's credit facilities) in existence on the date of the Indenture, until such amounts are repaid.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantors" means each of (i) the Company's subsidiaries and (ii) any other Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

     "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest, and
(ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.


     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), or purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP, in each case excluding (i) Mortgages Receivable and (ii) receivables from "Sampler" contracts or lot or condominium sales. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "-- Restricted Payments".


     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Make-Whole Amount" means, with respect to any Note, an amount equal to the excess, if any, of (a) the present value of the remaining principal, premium and interest payments that would be payable with respect to such Note if such Note
were redeemed on             , 2003, computed using a discount rate equal to the
Treasury Rate plus 75 basis points, over (b) the outstanding principal amount of such Note.

     "Make-Whole Average Life" means, with respect to any date of acceleration of Notes, the number of years (calculated to the nearest one-twelfth) from such
date to             , 2003.

     "Make-Whole Price" means, with respect to any Note, the greater of (a) the sum of the principal amount of and Make-Whole Amount with respect to such Note,
and (b) the redemption price of such Note on           , 2003.

     "Mortgages Receivable" means the gross principal amount of notes receivable of the Company and its Restricted Subsidiaries secured by Liens on Vacation Intervals (including notes receivable secured by Vacation Intervals or other comparable timeshare interests acquired by the Company and its Restricted Subsidiaries), determined in accordance with GAAP.

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain or loss, together with any related provision for taxes on (or tax benefit from) such gain or loss, realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on (or tax benefit from) such extraordinary or nonrecurring gain or loss.

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness (other than the Company's credit facilities or other revolving Indebtedness if there is no corresponding permanent reduction in commitments with respect thereto) secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "Non-Recourse Debt" means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (b) is directly or indirectly liable (as a guarantor or otherwise), or (c) constitutes the lender and (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.


     "Permitted Investments" means (a) any Investment in the Company or in a Restricted Subsidiary of the Company; (b) any Investment in Cash Equivalents;
(c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Restricted Subsidiary of the Company and a Guarantor that is engaged in the same business as the Company and its Restricted Subsidiaries were engaged in on the date of the Indenture or a Related Business, or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly Owned Restricted Subsidiary of the Company that is a Guarantor and that is engaged in the same line of business as the Company and its Restricted Subsidiaries were engaged in on the date of the Indenture or a Related Business;
(d) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales"; (e) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;
(f) payroll, travel, and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business; (g) loans or advances to employees made in the ordinary course of business consistent with past practices in an aggregate amount outstanding at any one time not to exceed $500,000; (h) stock, obligations, or securities received in settlement of debts created in the ordinary course of business and owing to the Company or a Restricted Subsidiary; (i) any Investment acquired by the Company or any of its Restricted Subsidiaries (1) in exchange for any other Investment or receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of any bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or receivable or (2) as a result of a foreclosure (or deed in lieu of) by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (i) Hedging Obligations permitted under the covenant described under the caption "-- Certain
Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock"; (j) all Investments existing on the date of the Indenture; (k) Investments by the Company or a Restricted Subsidiary in a Club in an aggregate amount outstanding at any one time not to exceed $2.0 million; and (l) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (l) that are at the time outstanding, not to exceed $5.0 million.


     "Permitted Liens" means (i) Liens existing on the date of the Indenture to the extent and in the manner such Liens are in effect on such date; (ii) Liens securing Senior Debt and Liens on assets securing Guarantees of Senior Debt, in each case permitted to be incurred under the Indenture; (iii) Liens (if any) securing the Notes and the Subsidiary Guarantees; (iv) Liens securing Permitted Refinancing Indebtedness which is incurred to refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture, provided, however, that such Liens are not materially less favorable to the Holders and are not materially more favorable to the Lien Holder with respect to such Liens than the Liens in respect of the Indebtedness being refinanced; (v) Liens in favor of the Company or any Wholly-Owned Restricted Subsidiary; (vi) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (vii) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (viii) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (ix) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (x) Liens on assets of Unrestricted Subsidiaries that secure Non-Recourse Debt of Unrestricted Subsidiaries; and (xi) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $1.0 million at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary.

     "Permitted Refinancing Indebtedness" means any Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Restricted Subsidiaries; provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date the same as or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or the Subsidiary Guarantees, as applicable, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes and the Subsidiary Guarantees, as applicable, on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Person" means any individual, corporation, partnership, joint venture, association, limited liability company, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Principal" means Robert E. Mead.

     "Related Business" means, at any time, any business related, ancillary or complementary (as determined in good faith by the Board of Directors) to the business conducted by the Company and its Restricted Subsidiaries on the date of the Indenture.

     "Related Party" with respect to the Principal means (A) a spouse or any immediate family member of the Principal or (B) or trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of the Principal and/or such other Persons referred to in the immediately preceding clause (A).

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Significant Restricted Subsidiary" of a Person means any Significant Subsidiary that is a "Restricted Subsidiary".

     "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

     "Senior Debt" means (i) all Indebtedness outstanding under the Company's credit facilities, (ii) any other Indebtedness permitted to be incurred by the Company or a Restricted Subsidiary under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes or Subsidiary Guarantees, as applicable, and (iii) all Obligations with respect to the foregoing. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (w) any liability for federal, state, local or other taxes owed or owing by the Company, (x) any Indebtedness of the Company or any Guarantor to the Company or any of their respective Subsidiaries or other Affiliates, (y) any trade payables or (z) any Indebtedness that is incurred in violation of the Indenture.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

     "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "Treasury Rate" means, at any time of computation, the yield to maturity at such time (as compiled by and published in the most recent Federal Reserve Statistical Release H.15(519), which has become publicly available at least two business days prior to the date of acceleration of the Notes, or if such Statistical Release is no longer published, any publicly available source of similar market data) of United States Treasury securities with a constant maturity most nearly equal to the Make-Whole Average Life; provided, however, that if the Make-Whole Average Life is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

     "Unrestricted Subsidiary" means (ii) any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) has no Indebtedness other than Non-Recourse Debt; (b) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; (c) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; (d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries; and (e) has at least one director on its board of directors that is not a director or executive officer of the Company or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Company or any of its Restricted Subsidiaries.

     "Vacation Interval" means an interest entitling the holder to use, for a limited period on an annual or other recurrent basis, a lodging unit, together with associated privileges and rights, at a Company resort, including, without limitation, a fee interest, a leasehold, a vendee's interest under a contract of deed, or other interest based on a floating period or points based system.

     "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Restricted Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement
dated             , 1998 (the "Underwriting Agreement") by and among Credit
Suisse First Boston Corporation and Donaldson, Lufkin & Jenrette Securities Corporation (the "Underwriters"), the Company, and the Subsidiary Guarantors, the Company has agreed to sell to the Underwriters, and the Underwriters have severally agreed to purchase from the Company the respective principal amount of Notes set forth opposite their names below:

                                                               PRINCIPAL
                                                               AMOUNT OF
                        UNDERWRITERS                             NOTES
                        ------------                          -----------
Credit Suisse First Boston Corporation......................  $
Donaldson, Lufkin & Jenrette Securities Corporation.........
                                                              -----------
                                                              $75,000,000
                                                              ===========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all the Notes, if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the Notes to investors initially at the offering price to investors set forth on the cover page of this Prospectus, and to certain dealers
at such price less a concession of      % of the principal amount per Note.
After the public offering, the public offering price and concession may be changed by the Underwriters.

     The Underwriters have informed the Company that they will not confirm sales of the Notes to any accounts over which they exercise discretionary authority.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

     The Notes are a new issue of securities with no established trading market. Credit Suisse First Boston Corporation has advised the Company that it presently intends to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes and may discontinue any market making at any time without notice. Accordingly, no assurance can be given as to the development or liquidity of any trading market for the Notes.

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession when the Notes are purchased to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


     The Company intends to use more than 10% of the net proceeds from the Equity Offering to repay indebtedness owed by it to CSFBMC, an affiliate of Credit Suisse First Boston Corporation, the lead managing Underwriter. To the best of its knowledge, the Company is currently in compliance with the terms of its credit facilities with CSFBMC. The decision of Credit Suisse First Boston Corporation to distribute the Notes was made independently of CSFBMC which had no involvement in determining whether or when to distribute the Notes under the Note Offering or the terms of the Note Offering. Credit Suisse First Boston Corporation will not receive any benefit from the Note Offering other than its respective portion of the underwriting commissions and discounts.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHT OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws. Following a decision of the U.S. Supreme Court, it is possible that Ontario purchasers will not be able to rely upon the remedies set out in Section 12(2) of the United States Securities Act of 1933 where securities are being offered under a U.S. private placement memorandum such as this document.

ENFORCEMENT OF LEGAL RIGHTS

     All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS


     A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this Note Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of Notes should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Notes in their particular circumstances and with respect to the eligibility of the Notes for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Notes offered hereby will be passed upon for the Company by Meadows, Owens, Collier, Reed, Cousins & Blau, L.L.P., Dallas, Texas. Latham & Watkins, Los Angeles, California, is acting as counsel for the Underwriters in connection with the Note Offering.

                                    EXPERTS

     The consolidated financial statements of Silverleaf Resorts, Inc. at December 31, 1995, 1996, and 1997 and for the years then ended included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Commission. The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the Senior Subordinated Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Notes offered hereby, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the public reference section of the Commission at its Washington address upon payment of the fees prescribed by the Commission or may be examined without charge at the offices of the Commission. The Commission maintains a web site that contains reports, proxy statements and other information filed with the Commission; the address of this site is http://www.sec.gov. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report................................  F-2

Financial Statements

  Consolidated Balance Sheets at December 31, 1996 and
     1997...................................................  F-3

  Consolidated Statements of Income for the years ended
     December 31, 1995, 1996, and 1997......................  F-4

  Consolidated Statements of Shareholders' Equity for the
     years ended December 31, 1995, 1996, and 1997..........  F-5

  Consolidated Statements of Cash Flows for the years ended
     December 31, 1995, 1996, and 1997......................  F-6

  Notes to Consolidated Financial Statements................  F-7

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Silverleaf Resorts, Inc.

     We have audited the accompanying consolidated balance sheets of Silverleaf Resorts, Inc. and subsidiaries (the "Company") as of December 31, 1996 and 1997 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Silverleaf Resorts, Inc. and subsidiaries as of December 31, 1996 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas
February 24, 1998 (March 6, 1998 as to the last two paragraphs of Note 15)

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1996        1997
                                                              -------    --------
Cash and equivalents........................................  $   973    $  4,970
Restricted cash.............................................       --         200
Notes receivable, net.......................................   55,794      92,036
Amounts due from affiliates.................................    6,237       1,389
Inventory...................................................   10,300      28,310
Land, equipment, building and utilities, net................   12,633      21,629
Land held for sale..........................................      466         466
Prepaid and other assets....................................    2,860       7,401
Net assets of discontinued operations.......................    1,589          --
                                                              -------    --------
          TOTAL ASSETS......................................  $90,852    $156,401
                                                              =======    ========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Accounts payable and accrued expenses.....................  $ 3,156    $  5,106
  Amounts due to affiliates.................................   14,765          --
  Unearned revenues.........................................    1,790       3,122
  Income taxes payable......................................    3,650       1,500
  Deferred income taxes, net................................    4,843      14,037
  Notes payable and capital lease obligations...............   41,986      48,871
                                                              -------    --------
          Total Liabilities.................................   70,190      72,636
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
  Common Stock, par value $0.01 per share, 100,000,000
     shares authorized, 7,711,517 shares issued and
     outstanding at December 31, 1996 and 11,311,517 shares
     issued and outstanding at December 31, 1997............       77         113
  Additional paid-in capital................................   13,470      64,577
  Retained earnings.........................................    7,115      19,075
                                                              -------    --------
          Total Shareholders' Equity........................   20,662      83,765
                                                              -------    --------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY........  $90,852    $156,401
                                                              =======    ========

                See notes to consolidated financial statements.

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                  YEAR ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              1995         1996         1997
                                                            ---------   ----------   ----------
REVENUES:
  Vacation Interval sales................................   $  34,091   $   45,907   $   68,682
  Interest income........................................       3,968        6,297        9,149
  Interest income from affiliates........................         393          377          247
  Management fee income..................................       2,478        2,187        2,331
  Lease income...........................................       1,310        1,717        1,415
  Other income...........................................       1,832        1,440        3,234
                                                            ---------   ----------   ----------
          Total revenues.................................      44,072       57,925       85,058
                                                            ---------   ----------   ----------
COSTS AND OPERATING EXPENSES:
  Cost of Vacation Interval sales........................       3,280        2,805        6,600
  Sales and marketing....................................      17,850       21,839       30,559
  Provision for uncollectible notes......................       6,632        8,733       10,524
  Operating, general and administrative..................       8,780       10,116       12,230
  Depreciation and amortization..........................         863        1,264        1,497
  Interest expense to affiliates.........................       1,403          880          422
  Interest expense to unaffiliated entities..............       2,206        3,879        4,242
                                                            ---------   ----------   ----------
          Total costs and operating expenses.............      41,014       49,516       66,074
                                                            ---------   ----------   ----------
Income from continuing operations before income taxes....       3,058        8,409       18,984
Income tax expense.......................................       1,512        3,140        7,024
                                                            ---------   ----------   ----------
INCOME FROM CONTINUING OPERATIONS........................       1,546        5,269       11,960
DISCONTINUED OPERATIONS:
  Income (loss) from operations (less applicable income
     taxes of $0 in 1995 and a benefit of $99 in 1996....      (1,484)        (168)          --
  Loss on disposal including provision for operating
     Losses during the phase out period (plus applicable
     income tax benefit of $74 in 1996)..................          --         (127)          --
                                                            ---------   ----------   ----------
          Total loss from discontinued operations........      (1,484)        (295)          --
                                                            ---------   ----------   ----------
          NET INCOME.....................................   $      62   $    4,974   $   11,960
                                                            =========   ==========   ==========
INCOME PER SHARE FROM CONTINUING OPERATIONS -- Basic and
  Diluted................................................   $    0.20   $     0.68   $     1.22
                                                            =========   ==========   ==========
NET INCOME PER SHARE -- Basic and Diluted................   $    0.01   $     0.64   $     1.22
                                                            =========   ==========   ==========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING -- Basic...   7,590,295    7,711,517    9,767,407
                                                            =========   ==========   ==========
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING -- Diluted.................................   7,590,295    7,711,517    9,816,819
                                                            =========   ==========   ==========


                See notes to consolidated financial statements.

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES


                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                          COMMON STOCK
                                       -------------------      NET
                                        NUMBER OF    $0.01   UNREALIZED   ADDITIONAL
                                         SHARES       PAR      GAINS       PAID-IN     RETAINED
                                         ISSUED      VALUE    (LOSSES)     CAPITAL     EARNINGS    TOTAL
                                       -----------   -----   ----------   ----------   --------   -------
JANUARY 1, 1995......................    7,588,952   $ 76       $(45)      $ 8,006     $ 2,079    $10,116
  Contributions......................      209,082      2         --         5,563          --      5,565
  Repurchase and retirement of Common
     Stock...........................      (86,517)    (1)        --           (99)         --       (100)
  Realized loss on investments
     available for sale..............           --     --         45            --          --         45
  Net income.........................           --     --         --            --          62         62
                                       -----------   ----       ----       -------     -------    -------
DECEMBER 31, 1995....................    7,711,517     77         --        13,470       2,141     15,688
  Net income.........................           --     --         --            --       4,974      4,974
                                       -----------   ----       ----       -------     -------    -------
DECEMBER 31, 1996....................    7,711,517     77         --        13,470       7,115     20,662
  Issuance of Common Stock...........    3,600,000     36         --        51,107          --     51,143
  Net income.........................           --     --         --            --      11,960     11,960
                                       -----------   ----       ----       -------     -------    -------
DECEMBER 31, 1997....................   11,311,517   $113       $ --       $64,577     $19,075    $83,765
                                       ===========   ====       ====       =======     =======    =======

                See notes to consolidated financial statements.

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                              --------------------------------
                                                                1995        1996        1997
                                                              --------    --------    --------
OPERATING ACTIVITIES:
  Net income................................................  $     62    $  4,974    $ 11,960
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization..........................       863       1,264       1,497
     Discontinued operations................................     1,476       3,794       1,589
     Loss on investment in joint venture....................       151          --          --
     (Gain) Loss on disposal of land, equipment, building
      and utilities.........................................       116          64         (34)
     Loss on sale of marketable securities..................         9          --          --
     Deferred tax provision.................................       871       1,975       9,194
     Increase (decrease) in cash from changes in assets and
      liabilities (exclusive of amounts contributed):
       Restricted cash......................................        --          --        (200)
       Amounts due from affiliates..........................       452      (1,734)        551
       Inventory............................................      (380)     (5,846)    (18,010)
       Prepaid and other assets.............................        42      (1,559)     (4,541)
       Accounts payable and accrued expenses................       161         394       1,950
       Amounts due to affiliates............................      (711)        114        (286)
       Interest payable to affiliates.......................       (41)      1,238      (6,244)
       Unearned revenues....................................        23         701       1,332
       Income taxes payable.................................       619         996      (2,150)
                                                              --------    --------    --------
          Net cash provided by (used in) operating
            activities......................................     3,713       6,375      (3,392)
                                                              --------    --------    --------
INVESTING ACTIVITIES:
  Proceeds from sale of marketable securities...............        59          --          --
  Issuance of notes receivable from affiliates..............      (237)       (208)         --
  Collections of notes receivable from affiliates...........        --          --       4,297
  Proceeds from sales of land, equipment, building and
     utilities..............................................        --          --       1,176
  Proceeds from sales of land held for sale.................       733         600          --
  Purchases of land, equipment, building and utilities......    (4,497)     (4,162)     (8,692)
  Notes receivable, net.....................................   (15,662)    (20,226)    (36,242)
                                                              --------    --------    --------
          Net cash used in investing activities.............   (19,604)    (23,996)    (39,461)
                                                              --------    --------    --------
FINANCING ACTIVITIES:
  Proceeds from borrowings from unaffiliated entities.......    22,668      26,648      54,069
  Payments on borrowings to unaffiliated entities...........    (4,005)     (8,939)    (50,127)
  Proceeds from borrowings from affiliates..................     2,468         619          68
  Payments on borrowings to affiliates......................    (1,117)     (1,112)     (8,303)
  Net proceeds from initial public offering.................        --          --      51,143
  Discontinued operations...................................    (1,340)     (2,334)         --
                                                              --------    --------    --------
          Net cash provided by financing activities.........    18,674      14,882      46,850
                                                              --------    --------    --------
NET INCREASE (DECREASE) IN CASH.............................     2,783      (2,739)      3,997
CASH AND EQUIVALENTS
  BEGINNING OF PERIOD.......................................       929       3,712         973
                                                              --------    --------    --------
  END OF PERIOD.............................................  $  3,712    $    973    $  4,970
                                                              ========    ========    ========
SUPPLEMENTAL DISCLOSURES:
  Interest paid, net of amounts capitalized.................  $  1,946    $  3,003    $ 10,007
  Income taxes paid.........................................        17          --          --
  Assets contributed........................................    14,489          --          --
  Liabilities assumed with contributed assets...............     8,924          --          --
  Land and equipment acquired under capital leases..........       409         814       2,943
  Repurchase of Common Stock through issuance of debt.......       100          --          --
  Costs incurred in connection with initial public
     offering...............................................        --          --       6,457

                See notes to consolidated financial statements.

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. NATURE OF BUSINESS

Silverleaf Resorts, Inc., a Texas Corporation (the "Company" or "Silverleaf"), formerly known as Ascension Capital Corporation ("ACC"), operates as Silverleaf Vacation Club, Inc. Silverleaf's principal activities consist of (i) developing and acquiring timeshare resorts; (ii) marketing and selling one-week annual and biennial vacation intervals ("Vacation Intervals") to new prospective owners;
(iii) marketing and selling upgraded Vacation Intervals to existing Silverleaf Owners; (iv) providing financing for the purchase of Vacation Intervals; and (v) operating timeshare resorts. The Company has in-house sales, marketing, financing, and property management capabilities and coordinates all aspects of expansion of its ten existing resorts (the "Existing Resorts") and the development of any new timeshare resort, including site selection, design, and construction. The Company operates its Existing Resorts under a management agreement with a non-profit corporation, Master Club ("Master Club"), which bears the costs of operating, maintaining, and refurbishing the resorts from monthly dues paid by the Vacation Interval owners. The Company receives a management fee from Master Club to compensate it for the services provided. In addition to Vacation Interval sales revenues, interest income derived from its financing activities and the management fee received from Master Club, the Company generates additional revenue from leasing of unsold intervals, utility operations related to the resorts and other sources. All of the operations are directly related to the resort real estate development industry. Sales of Vacation Intervals are marketed to individuals primarily through direct mail and telephone solicitation.

     The consolidated financial statements of the Company as of and for the years ended December 31, 1996 and 1997, reflect the operations of the Company and its wholly owned subsidiaries, Condominium Builders, Inc. ("CBI"), Villages Land, Inc. ("VLI"), Silverleaf Travel, Inc. ("STI"), Database Research, Inc. ("DRI"), and Silverleaf Acquisitions, Inc. ("SAI"), a wholly owned subsidiary formed in July 1997 for the purpose of acquiring additional timeshare operations.

     The Company was formed as a result of the combination of ACC, Equal Investment Corporation ("EIC"), CBI, and Holly Ranch Water Company, Inc. ("HRWCI") on December 29, 1995 (HRWCI was liquidated in 1995). ACC and EIC were the 99% general partner and 1% limited partner, respectively, of Ascension Resorts, Ltd. ("ARL"). The historical consolidated financial statements have been restated utilizing the historical cost basis of the combined entities so as to present the consolidated financial condition, operations, equity and cash flows since these entities were under common ownership and control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

     Revenue and Expense Recognition -- A substantial portion of Vacation Interval sales are made in exchange for mortgage notes receivable, which are secured by a deed of trust on the Vacation Interval sold. The Company recognizes the sale of a Vacation Interval under the accrual method. Revenues are recognized after a binding sales contract has been executed, a 10% minimum down payment has been received, and the statutory rescission period has expired. If all criteria are met except that construction is not substantially complete, revenues are recognized on the percentage-of-completion basis. Under this method, the portion of revenue applicable to costs incurred, as compared to total estimated construction and direct selling costs, is recognized in the period of sale. The remaining amount is deferred and recognized as the remaining costs are incurred. If a customer fails to make the first installment payment when due, the Company reverses the sale and the recovered property is placed back into inventory at the lower of its original historical cost basis or market value and any payments made by the customer during the period which are not refunded are recorded as other revenues. In addition to sales of Vacation Intervals to new prospective owners the Company sells upgraded Vacation Intervals to existing Silverleaf Owners.

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

Revenues are recognized on these upgrade Vacation Interval sales when the criteria described above are satisfied. The revenue recognized is the net of the incremental increase in the upgrade sales price and cost of sales is the incremental increase in the cost of the Vacation Interval purchased. A provision for estimated customer returns (customer returns represent cancellations of properly recorded sales transactions which occur within one year after the sale) is reported net against Vacation Interval sales.

     The Company recognizes interest income as earned. To the extent interest payments become delinquent the Company ceases recognition of the interest income until collection is probable. When inventory is returned to the Company any unpaid note receivable balances, net of the lower of historical cost or market of the Vacation Interval which is the amount at which the Vacation Interval is being restored to inventory, are charged against the previously established allowance for uncollectible notes.

     Revenues related to one-time Sampler contracts, which entitles the prospective owner to sample a resort for various periods, are recorded as earned.

     The Company receives fees for management services provided to Master Club. These revenues are recognized on an accrual basis in the period the services are provided.

     Utilities, services and other income is recognized on an accrual basis in the period service is provided.

     Sales and marketing costs are expensed in the period the corresponding revenue is recognized.

     Cash and Equivalents -- Cash and equivalents consist of all highly liquid investments with an original maturity at the date of purchase of three months or less. Cash and cash equivalents consist of cash, certificates of deposit and money market funds.

     Restricted cash -- Restricted cash consists of a certificate of deposit which serves as collateral for a construction bond.

     Provision for Uncollectible Notes -- The Company records a provision for uncollectible notes at the time revenue is recognized. Such provision is recorded in an amount sufficient to maintain the allowance at a level considered adequate to provide for anticipated losses resulting from customers' failure to fulfill their obligations under the terms of their notes. The allowance for doubtful notes takes into consideration both notes held by the Company and those sold with recourse. Such allowance for uncollectible notes is adjusted based upon periodic analysis of the portfolio, historical credit loss experience and current economic factors. The allowance for uncollectible notes is reduced by actual cancellations (which occur more than one year after the sale) and losses experienced, including losses related to previously sold notes receivable which became delinquent and were reacquired pursuant to the recourse obligations discussed herein. Recourse to the Company on sales of customer notes receivable is governed by the agreements between the purchasers and the Company.


     Inventory -- Inventory is stated at the lower of cost or market. Cost includes amounts for land, construction materials, direct labor and overhead, taxes and capitalized interest incurred in the construction or through the acquisition by purchase of resort dwellings held for timeshare sale. These costs are capitalized as inventory and are allocated to Vacation Intervals based upon their relative sales values. Upon sale of a Vacation Interval these costs are charged to cost of sales on a specific identification basis. Vacation Intervals reacquired are placed back into inventory at the lower of their original historical cost basis or market value. Company management routinely reviews the carrying value of its inventory on an individual project basis to determine that the carrying value does not exceed market.


     Land Held for Sale -- Land held for sale represents undeveloped land and is recorded at the lower of cost or fair value less costs to sell.

     Impairment -- Company management routinely reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

     Land, Equipment, Building and Utilities -- Land, equipment (including equipment under capital lease), building and utilities are stated at cost, which includes amounts for construction materials, direct labor and overhead and capitalized interest. When assets are disposed of, the cost and related accumulated depreciation are removed, and any resulting gain or loss is reflected in income for the period. Maintenance and repairs are charged to operations as incurred; significant betterments and renewals are capitalized. Depreciation is calculated for all fixed assets, other than land, using the straight-line method over the estimated useful life of the asset, ranging from 3 to 20 years.

     Discontinued Operations -- During 1996, the Company adopted a plan to discontinue its development and sale of condominiums by CBI. Those operations have been reported as a separate component of operations and the assets and liabilities have been combined and included in net assets of discontinued operations on the balance sheet.

     Income Taxes -- Deferred income taxes are recorded for temporary differences between the bases of assets and liabilities as recognized by tax laws and their carrying value as reported in the financial statements. Provision is made or benefit recognized for deferred taxes relating to temporary differences in the recognition of expense and income for financial reporting purposes. To the extent a deferred tax asset does not meet the criteria of "more likely than not" for realization, a valuation allowance is recorded.

     Earnings per Share -- The Company has adopted the new computation and disclosure requirements of Statement of Financial Accounting Standards ("SFAS") No. 128 -- "Earnings Per Share." Basic earnings per share is computed by dividing net income by the weighted average shares outstanding. Earnings per share assuming dilution is computed by dividing net income by the weighted average number of shares and equivalent shares outstanding. The number of equivalent shares is computed using the treasury stock method which assumes that the increase in the number of shares resulting from the exercise of the stock options described in Note 9 is reduced by the number of shares which could have been repurchased by Silverleaf with the proceeds from the exercise of the options. In 1997, the weighted average shares outstanding was calculated by increasing the average weighted average shares outstanding by the assumed issuance of 321,737 shares upon exercise of the options and the repurchase of 272,325 shares with the proceeds of the exercise of such options.

No options were granted or outstanding prior to 1997.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

     Environmental Remediation Costs -- The Company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Company management is not aware of any environmental remediation obligations which would materially affect the operations, financial position or cash flow of the Company.

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

     Reclassification -- During 1997, the Company began classifying the components of the previously reported provision for uncollectible notes into the following three categories based on the nature of the item: credit losses, customer returns and customer releases (customer releases represent voluntary cancellations of properly recorded sales transactions which in the opinion of management is consistent with the maintenance of overall customer goodwill). Provision pertaining to credit losses, customer returns and customer releases are classified in Provision for uncollectible notes, Vacation Interval sales, and Operating, general and administrative, respectively. The Company has reclassified these amounts within the previously reported financial statements to conform to the classification for the year ended December 31, 1997. The reclassification has no balance sheet effect and has no effect on previously reported net income. The reclassification had the effect of decreasing Vacation Interval sales, decreasing the provision for uncollectible notes, and increasing Operating, general and administrative for the years ended December 31, 1995, 1996 and 1997 as follows:


                                                          1995       1996       1997
                                                         -------    -------    -------
Vacation Interval sales................................  $ 1,794    $ 2,196    $ 2,829
Provision for uncollectible notes......................   (2,512)    (3,342)    (4,044)
Operating, general and administrative..................      718      1,146      1,215
                                                         -------    -------    -------
          Net..........................................  $    --    $    --    $    --
                                                         =======    =======    =======

Information affected by this reclassification contained elsewhere in the notes to consolidated financial statements has also been updated.

In addition, certain other reclassifications have been made to the 1995 and 1996 financial statements to conform to 1997 presentation. These reclassifications had no effect on net income.

     SFAS No. 130 -- SFAS No. 130, "Reporting on Comprehensive Income", establishes standards for reporting and presenting comprehensive income in the financial statements and will be effective for Silverleaf beginning in 1998. At present, Management believes that the adoption of this statement will not have a material impact on the Company's financial statements.


     SFAS No. 131 -- SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," redefines how operating segments are determined and requires disclosure of certain financial and descriptive information about a company's operating segments. SFAS No. 131 may require additional disclosures and will be effective for Silverleaf beginning in 1998.


3. CONCENTRATIONS OF RISK

     Credit Risk -- The Company is exposed to on-balance sheet credit risk related to its notes receivable. The Company is exposed to off-balance sheet credit risk related to loans sold under recourse provisions.

     The Company offers financing to the buyers of Vacation Intervals at the Company's resorts. These buyers make a down payment of at least 10% of the purchase price and deliver a promissory note to the Company for the balance. The promissory notes generally bear interest at a fixed rate, are payable over a seven year period and are secured by a first mortgage on the Vacation Interval. The Company bears the risk of defaults on these promissory notes, and this risk is heightened inasmuch as the Company generally does not verify the credit history of its customers and will provide financing if the customer is presently employed and meets certain household income criteria.

     If a buyer of a Vacation Interval defaults, the Company generally must foreclose on the Vacation Interval and attempt to resell it; the associated marketing, selling, and administrative costs from the original sale are not recovered; and such costs must be incurred again to resell the Vacation Interval. Although the Company in many cases may have recourse against a Vacation Interval buyer for the unpaid price, Texas and certain other states

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES have laws which limit the Company's ability to recover personal judgments against customers who have defaulted on their loans. Accordingly, the Company has generally not pursued this remedy. (See Note 4)

     Interest Rate Risk -- The Company has historically derived net interest income from its financing activities because the interest rates it charges its customers who finance the purchase of their Vacation Intervals exceed the interest rates the Company pays to its lenders. Because the Company's indebtedness bears interest at variable rates and the Company's customer receivables bear interest at fixed rates, increases in interest rates will erode the spread in interest rates that the Company has historically obtained and could cause the rate on the Company's borrowings to exceed the rate at which the Company provides financing to its customers. The Company has not engaged in interest rate hedging transactions. Therefore, any increase in interest rates, particularly if sustained, could have a material adverse effect on the Company's results of operations, cash flows and financial position.

     Availability of Funding Sources -- The Company funds substantially all of the notes receivable, timeshare inventory and land inventory which it originates or purchases with borrowings through its financing facilities, internally generated funds and proceeds from the IPO. Borrowings are in turn repaid with the proceeds received by the Company from repayments of such notes receivable. To the extent that the Company is not successful in maintaining or replacing existing financings, it would have to curtail its operations or sell assets, thereby having a material adverse effect on the Company's results of operations, cash flows and financial condition.

     Geographic Concentration -- The Company's notes receivable are primarily originated in Texas, Missouri and Illinois. The risk inherent in such concentrations is dependent upon regional and general economic stability which affects property values and the financial stability of the borrowers. The Company's Vacation Interval inventories are concentrated in Texas and Missouri with construction occurring in other markets including Illinois and Nevada. The risk inherent in such concentrations is in the continued popularity of the resort destinations, which affects the marketability of the Company's products and the collection of notes receivable.

4. NOTES RECEIVABLE

     The Company provides financing to the purchasers of Vacation Intervals which are collateralized by their interest in such Vacation Intervals. The notes receivable generally have initial terms of up to seven years. The average yield on outstanding notes receivable at December 31, 1997 was approximately 14.5%.

     In connection with the Sampler program the Company routinely enters into notes receivable with terms of 10 months. These notes receivable totaled $1,568 at December 31, 1996 and $1,523 at December 31, 1997, and are typically non-interest bearing. These notes receivable have not been discounted as management has determined the effects would not be material to the consolidated financial statements of the Company.

     Notes receivable are scheduled to mature as follows at December 31, 1997:

1998........................................................  $ 12,868
1999........................................................    13,872
2000........................................................    16,018
2001........................................................    18,497
2002........................................................    21,359
Thereafter..................................................    22,043
                                                              --------
                                                               104,657
Less allowance for uncollectible notes......................   (12,621)
                                                              --------
          Notes receivable, net.............................  $ 92,036
                                                              ========

     Estimated customer returns of $2,829 have been excluded from the above schedule.

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

     The following schedule summarizes the original principal amount of notes receivable sold with recourse to third parties and affiliates during the years ended December 31, 1995, 1996 and 1997:

                                                            1995      1996      1997
                                                            ----      ----      ----
Unaffiliated third parties..............................    $565      $ --      $ --
Affiliates..............................................      --        --        --
                                                            ----      ----      ----
          Total notes receivable sold...................    $565      $ --      $ --
                                                            ====      ====      ====

     The following schedule summarizes outstanding principal maturities of notes receivable sold with recourse as of December 31, 1996 and 1997:

                                                                  DECEMBER 31,
                                                                -----------------
                                                                 1996       1997
                                                                -------    ------
Unaffiliated third parties..................................    $ 9,693    $6,550
Affiliates..................................................      1,355       841
                                                                -------    ------
          Total outstanding notes receivable sold with
            recourse........................................    $11,048    $7,391
                                                                =======    ======

     Management considers both pledged and sold-with-recourse notes receivable in the Company's allowance for uncollectible notes. The activity in the allowance for uncollectible notes is as follows for the years ended December 31, 1995, 1996, and 1997:

                                                                 DECEMBER 31,
                                                         -----------------------------
                                                          1995       1996       1997
                                                         -------    -------    -------
Balance, beginning of period.........................    $ 8,102    $ 8,067    $ 9,698
Provision for credit losses and other items..........      7,350      9,879     11,739
Receivables charged off..............................     (7,385)    (8,248)    (8,816)
                                                         -------    -------    -------
Balance, end of period...............................    $ 8,067    $ 9,698    $12,621
                                                         =======    =======    =======

     Provision for credit losses for the years ended December 31, 1995, 1996, and 1997, was $6,632, $8,733, and $10,524, respectively.

5. LAND, EQUIPMENT, BUILDING AND UTILITIES


     The Company's land, equipment, building and utilities consists of the following at December 31, 1996 and 1997:


                                                                    DECEMBER 31
                                                                --------------------
                                                                 1996         1997
                                                                -------      -------
Land........................................................    $ 1,346      $ 4,727
Vehicles and equipment......................................      2,066        1,808
Utility plant, building and facilities......................      3,398        4,930
Office furniture and equipment..............................      4,013        8,066
Improvements................................................      5,551        7,006
                                                                -------      -------
                                                                 16,374       26,537
Less accumulated depreciation...............................     (3,741)      (4,908)
                                                                -------      -------
Net land, equipment, building and utilities.................    $12,633      $21,629
                                                                =======      =======

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

     Depreciation and amortization expense for the years ended December 31, 1995, 1996, and 1997, was $863, $1,264, and $1,497, respectively.

6. INCOME TAXES


     Prior to December 29, 1995, CBI operated as a Subchapter S corporation wholly-owned by the principal shareholder of the Company. The cumulative losses of CBI incurred prior to the transfer of the stock of CBI to the Company have been reported on the individual income tax return of its then sole shareholder. Upon transfer the Company recorded deferred taxes for the difference between the tax and book basis of the assets, which was not material. Effective January 1, 1996, the Company converted CBI to a C corporation and, accordingly, CBI is included in the consolidated income tax return of the Company (See Note 12).


     Income tax expense consists of the following components for the years ended December 31, 1995, 1996 and 1997:

                                                        1995        1996        1997
                                                       ------      ------      ------
Current:
  Federal............................................  $  618      $  992      $1,500
  State..............................................      17          --          --
                                                       ------      ------      ------
          Total current tax expense..................     635         992       1,500
Deferred tax expense.................................     877       1,975       5,524
                                                       ------      ------      ------
          Total income tax expense...................  $1,512      $2,967      $7,024
                                                       ======      ======      ======

     A reconciliation of income taxes on reported pretax income at statutory rates to actual income tax expense for the years ended December 31, 1995, 1996 and 1997, is as follows:

                                                    1995             1996             1997
                                               --------------   --------------   --------------
                                               DOLLARS   RATE   DOLLARS   RATE   DOLLARS   RATE
                                               -------   ----   -------   ----   -------   ----
Income tax at statutory rates................  $1,040     34%   $2,700     34%   $6,454     34%
State income taxes, net of Federal Tax
  benefit....................................      92      3%      238      3%      570      3%
Other........................................     380     12%       29      1%       --     --
                                               ------     --    ------     --    ------     --
          Total income tax expense...........  $1,512     49%   $2,967     38%   $7,024     37%
                                               ======     ==    ======     ==    ======     ==
Income tax expense attributable to:
  Continuing operations......................  $1,512           $3,140           $7,024
  Discontinued operations....................      --             (173)              --
                                               ------           ------           ------
          Total income tax expense...........  $1,512           $2,967           $7,024
                                               ======           ======           ======

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

     Amounts for deferred tax assets and liabilities as of December 31, 1996 and 1997, are as follows:

                                                               1996         1997
                                                              -------      -------
Deferred tax liabilities:
  Installment sales income..................................  $16,056      $30,207
  Other.....................................................       34           --
                                                              -------      -------
          Total deferred tax liabilities....................   16,090       30,207
                                                              -------      -------
Deferred tax assets:
  Other.....................................................    2,287          162
  Alternative minimum tax credit............................    3,650        1,500
  Net operating loss carryforward...........................    5,310       14,508
                                                              -------      -------
          Total deferred tax assets.........................   11,247       16,170
                                                              -------      -------
          Net deferred tax liability........................  $ 4,843      $14,037
                                                              =======      =======

     The Company reports substantially all Vacation Interval sales which it finances on the installment method for federal income tax purposes. Under the installment method, the Company does not recognize income on sales of Vacation Intervals until the installment payments on customer receivables are received by the Company. Interest will be imposed, however, on the amount of tax attributable to the installment payments for the period beginning on the date of sale and ending on the date the related tax is paid. If the Company is otherwise not subject to tax in a particular year, no interest is imposed since the interest is based on the amount of tax paid in that year. The consolidated financial statements do not contain an accrual for any interest expense which would be paid on the deferred taxes related to the installment method. The amount of interest expense is not estimable as of December 31, 1997.

     The Company is subject to Alternative Minimum Tax ("AMT") as a result of the deferred income which results from the installment sales treatment of Vacation Interval sales for regular tax purpose. The current AMT payable balance was adjusted in 1997 to reflect the change in method of accounting for installment sales under AMT granted by the Internal Revenue Service effective as of January 1, 1997. The AMT liability creates a deferred tax asset which can be used to offset any future tax liability from regular Federal income tax. This deferred tax asset has an unlimited carryover period.

     The net operating losses expire beginning in 2007 through 2012. Realization of the deferred tax assets arising from net operating losses is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. Management believes that it will be able to utilize its net operating losses from normal operations or in the event an ownership change should occur which could limit the utilization of the NOL; the Company could implement a strategy to accelerate income recognition for federal income tax purposes to utilize the existing NOL. The amount of the deferred tax asset considered realizable could be decreased if estimates of future taxable income during the carryforward period are reduced.

     The following are the expiration dates and the approximate net operating loss carryforwards at December 31, 1997:

                      EXPIRATION DATES
                      ----------------
     2007...................................................  $   315
     2008...................................................       --
     2009...................................................    1,385
     2010...................................................    5,353
     2011...................................................    4,239
     2012...................................................   27,919
                                                              -------
                                                              $39,211
                                                              =======

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

7. NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS

     Notes payable and capital lease obligations related to continuing operations at December 31, 1996 and 1997:

                                                               1996       1997
                                                              -------    -------
$40 million revolving loan agreement ($25 million at
  December 31, 1996), which contains certain financial
  covenants, due October 2005, principal and interest
  payable from the proceeds obtained from customer notes
  receivable which are pledged as collateral for the note,
  at an interest rate of LIBOR plus 2.5%....................  $20,139    $22,137
$12 million revolving loan agreement which contains certain
  financial covenants, due May 2003, principal and interest
  payable from the proceeds obtained from customer notes
  receivable which are pledged as collateral for the note,
  at an interest rate of Base plus 2.75% (11.25% at December
  31, 1997).................................................    6,004      4,122
$7.5 million revolving line of credit, which contains
  certain financial covenants, retired during 1997, with
  monthly interest payments at Base plus 2.75%..............    4,000         --
$60 million revolving loan agreement ($40 million at
  December 31, 1996), which contains certain financial
  covenants, due December 1999, principal and interest
  payable from the proceeds obtained on customer notes
  receivable pledged as collateral for the note, at an
  interest rate of LIBOR plus 2.55%.........................      278      1,529
$15 million revolving loan agreement which contains certain
  financial covenants, due November 2002, principal and
  interest payable from the proceeds obtained from customer
  notes receivable which are pledged as collateral for the
  note, at an interest rate of Prime plus 2%................    4,278     12,596
$5.4 million note payable, which contains certain financial
  covenants, due October 1999, secured by certain assets of
  the Company, interest only payments due through April
  1998, with payments of principal and interest due monthly
  thereafter until maturity on October 9, 1999, at an
  interest rate of Prime plus 2%............................    5,201         --
$10 million line of credit due January 2000, with drawings
  permitted until December 1998, at a variable rate of LIBOR plus 3%, secured by land, improvements, and equipment of
  various Existing Resorts and New Resorts..................       --      4,070
$10 million revolving construction loan due October 2000,
  with drawings permitted until April 1999, a variable rate
  of LIBOR plus 3.5% secured by land, construction in
  process and customer notes receivable.....................       --         --
Various notes, due from January 1998, through October 2002,
  collateralized by various assets with interest rates
  ranging from 4.2% to 14.0%................................    1,022      1,785
                                                              -------    -------
          Total notes payable...............................   40,922     46,239
Capital lease obligations...................................    1,064      2,632
                                                              -------    -------
          Total notes payable and capital lease
           obligations......................................  $41,986    $48,871
                                                              =======    =======

Prime rate at December 31, 1997, was 8.5%.

Applicable LIBOR rates at December 31, 1997, ranged from 5.72% to 5.81%.

     Certain of the above debt agreements include restrictions on the Company's ability to pay dividends based on minimum levels of net income and cash flow. The debt agreements contain additional covenants including requirements that the Company (i) preserve and maintain the collateral securing the loans; (ii) pay all taxes and other obligations relating to the collateral; and (iii) refrain from selling or transferring the collateral or permitting any encumbrances on the collateral. Such credit facilities also contain operating covenants requiring the Company

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES to (i) maintain an aggregate minimum tangible net worth ranging from $12 million to $67 million; (ii) maintain its legal existence and be in good standing in any jurisdiction where it conducts business; (iii) remain in the active management of the Resorts; (iv) ensure that sales and marketing expenses incurred in connection with marketing the Vacation Intervals do not exceed 50% of the net sales revenue realized from the sale of the Vacation Intervals; and (v) refrain from modifying or terminating certain timeshare documents.


     Principal maturities of notes payable and capital lease obligations are as follows at December 31, 1997:

1998........................................................  $ 7,626
1999........................................................   11,231
2000........................................................    6,604
2001........................................................    6,541
2002........................................................    6,791
Thereafter..................................................   10,078
                                                              -------
          Total.............................................  $48,871
                                                              =======

     Total interest expense for the years ended December 31, 1995, 1996 and 1997 was $3,609, $4,759 and $4,664, respectively. Interest of $516, $711 and $823 was capitalized during the years ended 1995, 1996 and 1997, respectively.

     As of December 31, 1997 approximately $75,000 of assets of the Company were pledged as collateral.

8. COMMITMENTS AND CONTINGENCIES

     In the ordinary course of business the Company has been named a defendant in certain lawsuits. It is the opinion of the Company's management that the outcome of the suits now pending will not have a material, adverse effect on the operations, cash flows or the consolidated financial position of the Company.

     Prior to 1996, the Company sold certain of its notes receivable with recourse to third parities and affiliated parties. The Company has a contingent liability for the notes receivable sold with recourse. The total amount of the contingent liability was equal to the uncollected balance of the notes as of December 31, 1997. The Company's management considers both pledged and sold with recourse notes receivable in the Company's allowance for doubtful notes. (see
Note 4)

     The Company has entered into noncancelable operating leases covering office and storage facilities and small equipment which will expire at various dates through 2001. The total rental expense incurred during the years ended December 31, 1995, 1996 and 1997, was $310, $481 and $886, respectively. The Company has also acquired equipment by entering into capital leases. The future minimum annual commitments for the noncancelable lease agreements are as follows at December 31, 1997:

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
1998........................................................  $1,096      $1,081
1999........................................................     900         990
2000........................................................     651         937
2001........................................................     177         883
2002........................................................     100         620
                                                              ------      ------
Total minimum future lease payments.........................   2,924      $4,511
                                                                          ======
Less amounts representing interest..........................    (292)
                                                              ------
Present value of future minimum lease payments..............  $2,632
                                                              ======

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

     Equipment acquired under capital leases consists of the following at December 31, 1996 and 1997:

                                                               1996      1997
                                                              ------    ------
Amount of equipment under capital leases....................  $2,240    $4,743
Less accumulated depreciation...............................    (599)     (861)
                                                              ------    ------
                                                              $1,641    $3,882
                                                              ======    ======

     Effective January 1, 1997, the Company entered into three year employment agreements with two executive officers which provide for minimum annual base salaries, bonuses based on the operating results of the Company and other fringe benefits as determined by the Board of Directors of the Company from time to time. Either party may terminate the agreement upon 30 days notice to the other.


     In May 1997, the Company entered into an employment agreement with an executive officer of the Company with a term through December 31, 1999. Pursuant to the agreement, such officer will receive commissions equal to 1.35% of the Company's net sales from Vacation Intervals, plus additional commissions based on weekly sales volume and revenue per guest. Either party may terminate the agreement upon 30 days notice to the other.


     In July 1997, the Company entered into an employment agreement with an executive officer of the Company. Either party may terminate the agreement upon 30 days notice to the other. The agreement provides for an annual base salary, options for the purchase of Common Stock, and other fringe benefits. Additionally, if the officer is terminated without "good cause", the Company shall be obligated to make severance payments in an amount equal to the officer's annual base salary. In connection with this officer's employment, in August 1997, the Company purchased a house for $531 and leased the house to the officer for 13 months at a rental rate equal to the Company's interest, insurance and taxes, currently approximately $3 per month. The officer has the option to purchase the home at the end of the 13 month term for $531 plus 8% per annum on the Company's down payment for the house.

     Each of the employment agreements provide that such person will not directly or indirectly compete with the Company in any county in which it conducts its business or markets its products for a period of two years following the termination of the agreement. The agreements also provide that such persons will not influence any employee or independent contractor to terminate its relationship with the Company, or disclose any confidential information of the Company.

9. EQUITY

     The Company completed its initial public offering in June 1997 of 3,600,000 shares of Common Stock at $16.00 per share (the "IPO"). Costs incurred in connection with the IPO were approximately $6.5 million. Net proceeds were used primarily for the repayment of amounts owed to affiliates and notes payable to third parties.

     On March 27, 1997 the Board of Directors of the Company increased the number of common shares authorized to 100,000,000 shares and in May 1997 the Board of Directors declared a Common Stock dividend to existing shareholders which resulted in an increase in the number of shares of Common Stock outstanding. The weighted average shares outstanding for all periods presented give retroactive effect to the split of common shares.

     On December 27, 1995, the principal shareholder contributed certain assets and the Company assumed certain liabilities associated with these assets which had been held in a dormant entity. These assets and liabilities were recorded by the Company at their historical cost basis at the date of the transaction. The historical cost basis of the assets contributed was approximately $14,489 which included a note receivable from the Company of $10,869. Upon receipt of this asset, the Company retired the corresponding obligation which had been recorded in the Company's financial statements. Liabilities assumed had a historical cost basis of approximately $8,924 consisting primarily of notes payable to affiliates of $7,631. These amounts were included within the financial

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES statements of the Company until their repayment during 1997. The net excess of assets contributed over liabilities assumed is reflected as an equity contribution to the Company.


     During December 1995, the Company re-acquired a former officer's equity interest in EIC in exchange for a $100 promissory note. As of December 31, 1996 the amount owed under this agreement was $67 and is included in amounts due to affiliates. This note was paid in full in June 1997.



     During 1997, the Company established a stock option plan (the "1997 Stock Option Plan" or "Plan"). The 1997 Stock Option Plan provides for the award of nonqualified stock options to directors, officers, and key employees, and the grant of incentive stock options to salaried key employees. Nonqualified stock options will provide for the right to purchase Common Stock at a specified price which may be less than or equal to fair market value on the date of grant (but not less than par value). Nonqualified stock options may be granted for any term and upon such conditions determined by the board of directors of the Company. The Company has reserved 1,100,000 shares of Common Stock for issuance pursuant to the Company's 1997 Stock Option Plan. In February 1998, the Board of Directors approved an amendment to the plan reserving an additional 500,000 shares of Common Stock for issuance under the plan; however, this amendment will not become effective unless it is approved by the shareholders.


     Outstanding options have a graded vesting schedule, with equal installments of shares exercisable up through four years of the original grant date. These options are exercisable at prices ranging from $16.00 to $24.50 per share and expire 10 years from the date of grant.

     Stock option transactions are summarized as follows:

                                                                              WEIGHTED
                                                                               AVERAGE
                                                               NUMBER         EXERCISE
                                                              OF SHARES    PRICE PER SHARE
                                                              ---------    ---------------
Options outstanding, beginning of year......................        --             --
Granted.....................................................   877,000         $17.90
Exercised...................................................        --             --
Forfeited...................................................   (15,000)        $16.00
                                                               -------         ------
Options outstanding, end of year............................   862,000         $17.93
                                                               =======         ======
Exercisable, end of year....................................        --             --
                                                               =======         ======

     For shares outstanding at December 31,1997:

                                                          WEIGHTED                       WEIGHTED
                                                          AVERAGE        WEIGHTED         AVERAGE
                                              NUMBER     FAIR VALUE      AVERAGE         REMAINING
RANGE OF EXERCISE PRICES                     OF SHARES   OF OPTIONS   EXERCISE PRICE   LIFE IN YEARS
------------------------                     ---------   ----------   --------------   -------------
$16.00-$24.50..............................   862,000      $11.51         $17.93            10


     The Company has adopted the disclosure-only provisions of Statement of Financial Standards No. 123 -- "Accounting for Stock Based Compensation" ("SFAS No. 123"). The Company applies the accounting methods of Accounting Principles Board Opinion No. 25 ("APB No. 25") and related Interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for the options. Had compensation costs for the options been determined based on the fair value at the grant date for the awards in 1997 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been the pro forma amounts indicated below (in thousands, except per share amounts):

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                              1997
                                                          ------------
Net income -- as reported...............................    $11,960
Net income -- pro forma.................................     11,404
Net income per share -- as reported:
  Basic and diluted.....................................       1.22
Net income per share -- pro forma:
  Basic.................................................       1.17
  Diluted...............................................       1.16


     The fair value of the options granted are estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected volatility of 56.5%, risk-free interest rate of 6.625%, expected life of 7 years and no distribution yield.


10. RELATED PARTY TRANSACTIONS

     The Company has entered into certain financing and operating transactions with affiliate entities of the Company or its shareholders and officers. Pace Finance Company ("Pace") and Capital Ventures I are entities owned or controlled by the Company's principal shareholder; STG Investments is a partnership, the partners of which include certain trusts which benefit the family of the Company's principal shareholder.

     Each timeshare owners association has entered into an agreement with Master Club, formerly Master Endless Escape Club, a Texas nonprofit corporation which authorizes Master Club to manage the resorts on a centralized and collective basis. Master Club, in turn, has entered into a management agreement with the Company whereby the Company manages the operations of the resorts. Pursuant to the management agreement, the Company receives a management fee equal to the lesser of 15% of Master Club's gross revenues, or the net income of Master Club; however, if the Company does not receive 15% of Master Club's gross revenues, such deficiency is deferred for payment in succeeding year(s), subject again to the net income limitation. The management agreement expires in March, 2000, but will continue year-to-year thereafter unless canceled by either party. During the years ending December 31, 1995, 1996 and 1997, the Company recorded management fees from Master Club of $2,478, $2,187, and $2,296, respectively, in management fee income.

     The direct expenses of operating the resorts are paid by Master Club. To the extent Master Club provides payroll, administrative and other services that directly benefit the Company, a separate allocation charge is generated and paid by the Company to Master Club. During the years ended December 31, 1995, 1996 and 1997, the Company incurred $1,911, $2,108, and $2,617, respectively, of expenses under this agreement.

     At December 31, 1996 the net amount receivable from Master Club totaled $1,133 and at December 31, 1997 the net receivable from Master Club totaled $1,282. The amounts are included in amounts due to/from affiliates.

     The Company incurred and made payments to Recreational Consultants, Inc., an entity of which an officer of the Company is the principal. Amounts paid under this agreement totaled $430, $539, and $302 during the years ended December 31, 1995, 1996, and 1997, respectively.

     Prior to 1995, Pace purchased from an affiliate of the Company certain delinquent notes receivable executed by purchasers of Vacation Intervals. During 1996, the Company purchased notes from Pace for $24. During 1997 the Company and subsidiaries purchased the remainder of Pace's inventory of notes receivable at a cash price of $16.

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

     The following schedule represents amounts due from affiliates at December 31, 1996 and 1997:


                                                                  DECEMBER 31,
                                                                ----------------
                                                                 1996      1997
                                                                ------    ------
Notes receivable from the principal shareholder, due
  December 31, 1997, bearing interest at rates ranging from
  8.0%-9.0%.................................................    $4,128    $   --
Notes receivable from the other shareholder, which bore
  interest at 8%, such Note being forgiven and included in
  compensation expense during 1996..........................        --        --
Receivables from other affiliated parties...................       169        --
Interest on shareholders notes receivable...................       371        --
                                                                ------    ------
                                                                 4,668        --
Timeshare owners associations and other, net................       436       107
Amount due from Master Club.................................     1,133     1,282
                                                                ------    ------
          Total amounts due from affiliates.................    $6,237    $1,389
                                                                ======    ======


     The following schedule represents outstanding amounts due to affiliates at December 31, 1996 and 1997:


                                                                   DECEMBER 31,
                                                                ------------------
                                                                 1996       1997
                                                                -------    -------
Note payable to Capital Venture I, due December 31, 1997,
  bearing interest at 12.0%.................................    $ 1,570    $    --
Note payable to principal shareholder, due December 31,
  1997, bearing interest at 9.0%............................        810         --
Note payable to Pace Finance Company due December 31, 1997,
  bearing interest at prime plus 3.5% (11.75% at December
  31, 1996).................................................        362         --
Notes payable to principal shareholder, due December 31,
  1997, bearing interest at 8.0%............................      5,153         --
Other affiliated entities (see below), bearing interest at
  9.0%......................................................        340         --
Accrued interest payable to Capital Venture I...............      2,671         --
Accrued interest payable to principal shareholder...........      3,179         --
Accrued interest payable to other affiliated entities (see
  below)....................................................        394         --
Accounts payable to other affiliated entities...............        286         --
                                                                -------    -------
          Total notes payable to affiliates.................    $14,765    $    --
                                                                =======    =======


     Notes payable and interest payable to other affiliated entities represent amounts payable to entities owned or controlled by the Company's principal shareholder.

     During 1997, the Company paid off affiliate debt and accrued interest totaling approximately $15.0 million and received payments of approximately $5.0 million of affiliate notes receivable and accrued interest. The payment to affiliates was made with funds from the IPO. On the consolidated balance sheet dated December 31, 1997, the remaining due from affiliates relates to the Master Club and the various homeowners' associations.

     The Company had a consulting agreement with a director of the Company. During 1996, $208 was expensed by the Company under this agreement. This agreement was canceled during 1997.

     The Company agreed to sell to the principal shareholder the Company's interest in a condominium and a residential dwelling at a price in excess of the Company's carrying value. As of December 31, 1996, the carrying value of these assets totaled approximately $450. In September 1997, the principal shareholder paid the Company $508 for these assets, subject to adjustment for an appraisal of the condominium.

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

     The Company has entered into a ten year lease agreement with the principal shareholder for personal use of flood plain land adjacent to one of the Company's resorts in exchange for an annual payment equal to the property taxes attributable to the land.

     The Company paid an employee's architectural firm the amounts of $338, $421 and $401, during 1995, 1996 and 1997, respectively, for architectural services rendered to the Company.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The carrying value of cash and cash equivalents, other receivables, amounts due from or to affiliates, and accounts payable and accrued expenses approximates fair value due to the relatively short term nature of the financial instruments. The carrying value of the notes receivable approximates fair value because the weighted average interest rate on the portfolio of notes receivable approximates current interest rates to be received on similar current notes receivable. The carrying amount reported on the balance sheet of notes receivable and payable to affiliates and notes payable and capital lease obligations approximates their fair value because the interest rates on these instruments are adjustable or approximate current interest rates charged on similar current borrowings.

12. DISCONTINUED OPERATIONS

     The Company adopted a plan on December 31, 1996 to discontinue its development and sale of condominiums by CBI. All anticipated future costs of carrying and selling the remaining inventory of CBI were accrued as of December 31, 1996. Based on the formal plan adopted by the Company, substantially all assets were sold and liabilities repaid by December 31, 1997 and no accrual for losses was required. The net assets of the subsidiary as of December 31, 1996 are as follows:

                                                              DECEMBER 31, 1996
                                                              -----------------
Inventory of unsold condominiums............................       $1,939
Other Assets................................................           50
Accounts payable and accrued expenses.......................         (199)
Net reserve for gain (loss) on discontinued operations......         (201)
                                                                   ------
          Net assets of discontinued operations.............       $1,589
                                                                   ======


     The loss from discontinued operations was $1,484, $295 and $0 for the years ended December 31, 1995, 1996, and 1997 respectively, net of income tax benefits of $173 for the year ended December 31, 1996. There was no tax effect applicable to the year ended December 31, 1995, since the discontinued operations were contained in an S-corporation, and taxable losses were passed directly through to its shareholder.


     Basic and diluted earnings per share from discontinued operations are as follows for the years ended December 31, 1995, 1996 and 1997:


                                                              1995     1996     1997
                                                              -----    -----    ----
Loss per share from discontinued operations.................  $(.19)   $(.04)   $--
                                                              =====    =====    ===

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

13. ACQUISITIONS

     In August 1997, the Company acquired certain land and amenities located near St. Louis, Missouri and Chicago, Illinois for $2.9 million. The Company is developing these properties as Drive-to Resorts.

     In August 1997, the Company acquired certain land adjacent to the Hill Country Resort located in Comal County, Texas, for $394. The Company intends to develop this land as an expansion to the Hill Country Resort.

     In November 1997, the Company acquired a parcel of land near the "strip" in Las Vegas, Nevada, for $2.7 million. This property is intended for development as a new Destination Resort.

     In December 1997, the Company acquired the Oak N' Spruce Resort in the Berkshire Mountains of western Massachusetts for $5.1 million as a new Drive-to Resort to serve the greater New York City market. The Company intends additional development at Oak N' Spruce.

     Also in December 1997, the Company acquired a tract of land in Galveston, Texas for approximately $485. The Company intends to develop this land as a new beach-front Gulf Coast Destination Resort.

14. SUBSIDIARY GUARANTEES

     All subsidiaries of the Company will guarantee the Notes (as defined in Note 15) which would be issued in the proposed offering of $75.0 million of Senior Subordinated Notes. The separate financial statements of each guaranteeing subsidiary (each, a "Guarantor Subsidiary") are not presented because the Company's management has concluded that such financial statements are not material to investors. The guarantee of each Guarantor Subsidiary is full and unconditional and joint and several and each Guarantor Subsidiary is a wholly-owned subsidiary of the Company.

     Combined summarized operating results of the Guarantor Subsidiaries are as follows (in thousands):


                                                            1995      1996      1997
                                                           -------    -----    -------
Revenues.................................................  $   433    $ 761    $   407
                                                           =======    =====    =======
Loss from continuing operations, before income taxes.....  $  (285)   $(346)   $  (140)
                                                           =======    =====    =======
Net loss from discontinued operations, net of a benefit
  of $257 in 1996........................................  $(1,990)   $(438)   $    --
                                                           =======    =====    =======
Net loss.................................................  $(1,433)   $(656)   $   (88)
                                                           =======    =====    =======


     Combined summarized balance sheet information of the Guarantor Subsidiaries is as follows (in thousands):

                                                               1996       1997
                                                              ------     ------
Land, equipment, inventory and utilities, net...............  $1,288     $1,985
Net assets of discontinued operations.......................   1,589         --
Other assets................................................   1,107        825
                                                              ------     ------
          Total assets......................................  $3,984     $2,810
                                                              ======     ======
Investment by parent (includes equity and amounts due to
  parent)...................................................  $3,633     $2,810
Other liabilities...........................................     351         --
                                                              ------     ------
          Total liabilities and equity......................  $3,984     $2,810
                                                              ======     ======

     At December 31, 1997, there is no subsidiary of the Company the capital stock of which will comprise a substantial portion of the collateral for the Notes within the meaning of Rule 3-10 of Regulation S-X.

                   SILVERLEAF RESORTS, INC. AND SUBSIDIARIES

15. SUBSEQUENT EVENTS

     In January 1998, the Company entered into an agreement with Crown Resort Co., LLC ("Crown") to acquire timeshare management rights at eight resorts in Alabama, Mississippi, North Carolina, Pennsylvania, South Carolina, Tennessee, and Texas for $3.8 million. As part of this arrangement, Silverleaf will also acquire any unsold Vacation Intervals at the eight resorts. This proposed acquisition is subject to satisfactory completion of customary due-diligence procedures; accordingly, there is no assurance that the proposed acquisition will be completed.

     In January 1998, the Company entered into an employment agreement proposing to make an individual an executive officer of the Company. The agreement does not become effective until the individual relocates to Dallas, Texas, which must occur before July 1, 1998. The agreement provides for an annual base salary, options for the purchase of Common Stock, and other fringe benefits. The agreement also provides for the purchase of the employee's condominium, upon the individual's relocation to Dallas, for $108. Additionally, if the officer is terminated without "good cause", the Company shall be obligated to make severance payments in an amount equal to the officer's base annual salary.

     Also, in January 1998, the Company entered into an agreement for the purchase of all issued and outstanding shares of a California marketing corporation for $250. This purchase agreement was entered into in conjunction with a December 1997 employment agreement entered into with an executive officer.

     In February 1998, the Company acquired a parcel of land in Galveston, Texas, for approximately $1.2 million. The Company intends to develop this parcel, along with an adjoining parcel acquired in December 1997 as a new beach-front Destination Resort.

     In February 1998, the Company entered into two agreements, one to acquire a golf course and undeveloped land, near Atlanta, Georgia for $3.5 million, and another to acquire undeveloped land near Kansas City, Missouri for $1.6 million. The proposed acquisitions are subject to satisfactory completion of customary due diligence procedures; accordingly, there is no assurance that either proposed acquisitions will be completed.

     The Company is proposing to sell 2,000,000 shares of Company Common Stock (the "Equity Offering"). In addition to the 2,000,000 shares being offered for sale by the Company, the majority shareholder of the Company is offering to sell 500,000 additional shares of the Company.

     The Company is also proposing to offer $75.0 million aggregate principal amount of Senior Subordinated Notes due 2008 (the "Notes"). If issued, the Notes will be general unsecured obligations of the Company, ranking subordinate in right of payment to all senior indebtedness of the Company, including indebtedness under the Company's revolving credit facilities (the "Note Offering"). The consummation of the Equity Offering is not conditioned upon the Note Offering; however, the consummation of the Note Offering is conditioned upon the Equity Offering.

                               INSIDE BACK COVER

CAPTION: "Silverleaf's Operations are Vertically Integrated -- Centralized
         Operations."

     1. First Picture -- photo of exterior of Silverleaf's offices. Caption:
        "Centralized Marketing -- Silverleaf Resorts, Inc. Corporate Headquarters -- Dallas, Texas."

     2. Second Picture -- photo of interior of Silverleaf's offices. Caption:
        "Sophisticated Telemarketing Technology at Corporate
        Headquarters -- Dallas, Texas."


     3. Third Picture -- photo of covered wagon drawn by mules accompanied by three horseback riders. Caption: "Resort Operations -- Management of Member Activities at Resorts -- Covered Wagon Rides -- Piney Shores Resort, Conroe, Texas -- Lodge Getaway."


     4. Fourth Picture -- photo of exterior of timeshare units. Caption:
        "Standardized design, engineering and construction procedures ensure uniform quality."

------------------------------------------------------
------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Summary...............................    5
Risk Factors..........................   19
Sources and Uses of Proceeds..........   33
Capitalization........................   34
Unaudited Pro Forma Condensed
  Consolidated Financial
  Information.........................   35
Selected Consolidated Historical
  Financial and Operating
  Information.........................   39
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   42
The Timeshare Industry................   49
Business..............................   52
Management............................   78
Certain Relationships and Related
  Transactions........................   84
Principal Shareholders................   87
Description of Certain Indebtedness...   88
Description of Notes..................   90
Underwriting..........................  117
Notice to Canadian Residents..........  118
Legal Matters.........................  119
Experts...............................  119
Additional Information................  119
Index to Consolidated Financial
  Statements..........................  F-1


                            SILVERLEAF RESORTS LOGO

                            SILVERLEAF RESORTS, INC.

                                  $75,000,000

                                 % Senior Subordinated
                                 Notes due 2008

                              P R O S P E C T U S

                           CREDIT SUISSE FIRST BOSTON

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, in connection with the sale and distribution of the Notes being registered hereby.

Commission Registration Fee.................................  $22,125
Accounting fees and expenses................................        *
Blue Sky fees and expenses..................................        *
Legal fees and expenses.....................................        *
Printing and engraving expenses.............................        *
Transfer Agent fees.........................................        *
Trustee Fees................................................        *
Rating Agency Fees..........................................        *
Miscellaneous expenses......................................        *
                                                              -------
          TOTAL.............................................  $     *
                                                              =======

---------------

* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant is a Texas corporation. Article 2.02-1 of the Texas Business Corporation Act empowers the Registrant to indemnify, subject to the standards set forth therein, any person who is a party in any action in connection with any action, suit or proceeding brought or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The Texas Business Corporation Act also provides that the Registrant may purchase insurance on behalf of any such director, officer, employee or agent and the Registrant will maintain liability insurance for the benefit of its directors and officers.

     The Registrant's Charter and Bylaws provide in effect for the indemnification by the Registrant of each director and officer of the Registrant to the fullest extent permitted by applicable law.

     The Registrant has entered into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Registrant's Articles of Incorporation and By-Laws. These agreements provide, among other things, that the Registrant will indemnify its directors and officers for all direct and indirect expenses and costs (including, without limitation, all reasonable attorneys' fees and related disbursements, other out-of-pocket costs and reasonable compensation for time spent by such persons for which they are not otherwise compensated by the Registrant or any third person) and liabilities of any type whatsoever (including, but not limited to, judgments, fines and settlement fees) actually and reasonably incurred by such person in connection with either the investigation, defense, settlement or appeal of any threatened, pending, or completed action, suit or other proceeding, including the corporation, arising out of such person's services as a director, employee or other agent of the Registrant, any subsidiary of the Registrant or any other company or enterprise to which the person provides services at the request of the Registrant. The Registrant believes that these provisions and agreements are necessary to attract and retain talented and experienced directors and officers. The Registrant has directors' and officers' insurance which insures them against certain acts and omissions in the course of their duties.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         +1.1            -- Form of Underwriting Agreement between Registrant,
                            Co-Registrants and Credit Suisse First Boston Corporation
                            et al.
          3.1            -- Charter of Silverleaf Resorts, Inc. (incorporated by
                            reference to Exhibit 3.1 to Amendment No. 1 dated May 16,
                            1997 to Registrant's Registration Statement on Form S-1,
                            File No. 333-24273).
          3.2            -- Bylaws of Silverleaf Resorts, Inc. (incorporated by
                            reference to Exhibit 3.2 to Registrants Annual Report on
                            Form 10-K for year ended December 31, 1997).
         +4.1            -- Form of Indenture for Senior Subordinated Notes due 2008.
         +5.1            -- Form of Opinion of Meadows, Owens, Collier, Reed, Cousins
                            & Blau LLP regarding the validity and enforceability of
                            Senior Subordinated Notes being registered (including
                            consent).
        *10.1            -- Registration Rights Agreement between Registrant and
                            Robert E. Mead.
         10.2.1          -- Employment Agreement between Registrant and Robert E.
                            Mead (incorporated by reference to Exhibit 10.2.1 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.2.2          -- Employment Agreement between Registrant and David T.
                            O'Connor (incorporated by reference to Exhibit 10.2.2 to
                            Amendment No. 1 dated May 16, 1997 to Registrant's
                            Registration Statement on Form S-1, File No. 333-24273).
         10.2.3          -- Employment Agreement between Registrant and Sharon K.
                            Brayfield (incorporated by reference to Exhibit 10.2.3 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.2.4          -- Employment Agreement between Registrant and Thomas Franks
                            (incorporated by reference to Exhibit 10.6 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.2.5          -- Memorandum Agreement, dated August 21, 1997, between
                            Registrant and Thomas C. Franks (incorporated by
                            reference to Exhibit 10.7 to Registrant's Form 10-Q for
                            quarter ended September 30, 1997).
         10.2.6          -- Employment Agreement, dated January 16, 1998, between
                            Registrant and Allen L. Hudson (incorporated by reference
                            to Exhibit 10.2.6 to Registrant's Annual Report on Form
                            10-K for year ended December 31, 1997).
         10.2.7          -- Employment Agreement, dated January 20, 1998, between
                            Registrant and Jim Oestreich (incorporated by reference
                            to Exhibit 10.2.7 to Registrant's Annual Report on Form
                            10-K for year ended December 31, 1997).
         10.3            -- 1997 Stock Option Plan of Registrant (incorporated by
                            reference to Exhibit 10.3 to Amendment No. 1 dated May
                            16, 1997 to Registrant's Registration Statement on Form
                            S-1, File No. 333-24273).
         10.3.1          -- Nonqualified Stock Option Agreement (David T. O'Connor)
                            (incorporated by reference to Exhibit 10.1 to
                            Registrant's Form 10-Q for quarter ended June 30, 1997).
         10.3.2          -- Incentive Stock Option Agreement (Joe W. Conner)
                            (incorporated by reference to Exhibit 10.2 to
                            Registrant's Form 10-Q for quarter ended June 30, 1997).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.3.3          -- Incentive Stock Option Agreement (Larry H. Fritz)
                            (incorporated by reference to Exhibit 10.3 to
                            Registrant's Form 10-Q for quarter ended June 30, 1997).
         10.3.4          -- Non-Qualified Stock Option Agreement (Thomas Franks)
                            (incorporated by reference to Exhibit 10.8 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.3.5          -- Non-Qualified Stock Option Agreement (Stuart M. Bloch)
                            (incorporated by reference to Exhibit 10.9 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.3.6          -- Non-Qualified Stock Option Agreement (James B. Francis,
                            Jr.) (incorporated by reference to Exhibit 10.10 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.3.7          -- Non-Qualified Stock Option Agreement (Michael A. Jenkins)
                            (incorporated by reference to Exhibit 10.11 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.3.8          -- Non-Qualified Stock Option Agreement, dated January 21,
                            1998, between Registrant and Joe W. Conner (incorporated
                            by reference to Exhibit 10.3.8 to Registrant's Annual
                            Report on Form 10-K for year ended December 31, 1997).
         10.3.9          -- Non-Qualified Stock Option Agreement, dated January 20,
                            1998, between Registrant and Jim Oestreich (incorporated
                            by reference to Exhibit 10.3.9 to Registrant's Annual
                            Report on Form 10-K for year ended December 31, 1997).
         10.4            -- Master Club Agreement between the Master Club and the
                            resort clubs named therein (incorporated by reference to
                            Exhibit 10.4 to Registrant's Registration Statement on
                            Form S-1, File No. 333-24273).
         10.5            -- Management Agreement between Registrant and the Master
                            Club (incorporated by reference to Exhibit 10.5 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.6            -- Revolving Loan and Security Agreement, dated October
                            1996, by CS First Boston Mortgage Capital Corp.
                            ("CSFBMCC") and Silverleaf Vacation Club, Inc.
                            (incorporated by reference to Exhibit 10.6 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.7            -- Amendment No. 1 to Revolving Loan and Security Agreement,
                            dated November 8, 1996, between CSFBMCC and Silverleaf
                            Vacation Club, Inc. (incorporated by reference to Exhibit
                            10.7 to Registrant's Registration Statement on Form S-1,
                            File No. 333-24273).
         10.8            -- Loan and Security Agreement among Textron Financial
                            Corporation ("Textron"), Ascension Resorts, Ltd. and
                            Ascension Capital Corporation, dated August 15, 1995
                            (incorporated by reference to Exhibit 10.9 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.9            -- First Amendment to Loan and Security Agreement, dated
                            December 28, 1995, between Textron and Silverleaf
                            Vacation Club, Inc. (incorporated by reference to Exhibit
                            10.10 to Registrant's Registration Statement on Form S-1,
                            File No. 333-24273).
         10.10           -- Second Amendment to Loan and Security Agreement, dated
                            October 31, 1996, executed by Textron and Silverleaf
                            Vacation Club, Inc. (incorporated by reference to Exhibit
                            10.11 to Registrant's Registration Statement on Form S-1,
                            File No. 333-24273).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.11           -- Restated and Amended Loan and Security Agreement, dated
                            December 27, 1995, between Heller Financial, Inc.
                            ("Heller") and Ascension Resorts, Ltd. (incorporated by
                            reference to Exhibit 10.12 to Registrant's Registration
                            Statement on Form S-1, File No. 333-24273).
         10.12           -- Loan and Security Agreement, dated December 27, 1995,
                            executed by Ascension Resorts, Ltd. and Heller
                            (incorporated by reference to Exhibit 10.13 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.13           -- Amendment to Restated and Amended Loan and Security
                            Agreement, dated August 15, 1996, between Heller and
                            Silverleaf Vacation Club, Inc. (incorporated by reference
                            to Exhibit 10.14 to Registrant's Registration Statement
                            on Form S-1, File No. 333-24273).
         10.14           -- Loan and Security Agreement, between Greyhound Financial
                            Corporation and Ascension Resorts, Ltd., dated August 12,
                            1994 (incorporated by reference to Exhibit 10.5 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.15           -- Amendment No. 1 to Loan and Security Agreement between
                            Finova Capital Corporation and Ascension Resorts, Ltd.,
                            dated July 24, 1995 (incorporated by reference to Exhibit
                            10.16 to Registrant's Registration Statement on Form S-1,
                            File No. 333-24273).
         10.16           -- Amendment No. 2 to Loan and Security Agreement among
                            Ascension Resorts, Ltd., Ascension Capital Corporation,
                            and Finova Capital Corporation, dated December 13, 1995
                            (incorporated by reference to Exhibit 10.17 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.17           -- Form of Indemnification Agreement (between Registrant and all officers, directors, and proposed directors)
                            (incorporated by reference to Exhibit 10.18 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.18           -- Resort Affiliation and Owners Association Agreement
                            between Resort Condominiums International, Inc.,
                            Ascension Resorts, Ltd., and Hill Country Resort
                            Condoshare Club, dated July 29, 1995 (similar agreements
                            for all other Existing Resorts) (incorporated by
                            reference to Exhibit 10.19 to Registrant's Registration
                            Statement on Form S-1, File No. 333-24273).
         10.19           -- Agreement for Professional Services between Silverleaf
                            Vacation Club, Inc. and Hudson and Company, Inc., dated
                            November 12, 1996 (incorporated by reference to Exhibit
                            10.20 to Registrant's Registration Statement on Form S-1,
                            File No. 333-24273).
         10.20           -- First Amendment to Master Club Agreement, dated March 28,
                            1990, among Master Club, Ozark Mountain Resort Club,
                            Holiday Hills Resort Club, the Holly Lake Club, The
                            Villages Condoshare Association, The Villages Club, Piney
                            Shores Club, and Hill Country Resort Condoshare Club
                            (incorporated by reference to Exhibit 10.22 to Amendment
                            No. 1 dated May 16, 1997 to Registrant's Registration
                            Statement on Form S-1, File No. 333-24273).
         10.21           -- First Amendment to Management Agreement, dated January 1,
                            1993, between Master Endless Escape Club and Ascension
                            Resorts, Ltd. (incorporated by reference to Exhibit 10.23
                            to Amendment No. 1 dated May 16, 1997 to Registrant's
                            Registration Statement on Form S-1, File No. 333-24273).
         10.22           -- Contract of Sale, dated May 2, 1997, between Registrant and third-party (incorporated by reference to Exhibit
                            10.24 to Amendment No. 1 dated May 16, 1997 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.23           -- Amendment to Loan Documents, dated December 27, 1996,
                            among Silverleaf Vacation Club, Inc., Ascension Resorts,
                            Ltd., and Heller Financial, Inc. (incorporated by
                            reference to Exhibit 10.25 to Amendment No. 1 dated May
                            16, 1997 to Registrant's Registration Statement on Form
                            S-1, File No. 333-24273).
         10.24           -- Contract of Sale between Thousand Trails, Inc. and
                            Registrant (approximately 98.475 acres, Galveston County,
                            Texas) (incorporated by reference to Exhibit 10.1 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.25           -- Contract of Sale between R.J. Novelli, Sr., et al and
                            Registrant (approximately 21.5 acres, Galveston County,
                            Texas) (incorporated by reference to Exhibit 10.2 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.26           -- Contract of Sale between Harmon/Koval Limited Liability
                            Company and Registrant (2.1 acres, Clark County, Nevada)
                            (incorporated by reference to Exhibit 10.3 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.27           -- Second Amendment to Restated and Amended Loan and
                            Security Agreement between Heller Financial, Inc. and
                            Registrant ($40 million revolving credit facility)
                            (incorporated by reference to Exhibit 10.4 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.28           -- Construction Loan Agreement between Heller Financial Inc.
                            and Registrant ($10 million revolving construction loan
                            facility) (incorporated by reference to Exhibit 10.5 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.29           -- Real Estate Contract of Sale dated September 30, 1997,
                            between Registrant and Robert E. Mead (incorporated by
                            reference to Exhibit 10.12 to Registrant's Form 10-Q for
                            quarter ended September 30, 1997).
         10.30           -- Master Club Agreement dated September 25, 1997 between
                            Registrant and Timber Creek Resort Club (incorporated by
                            reference to Exhibit 10.13 to Registrant's Form 10-Q for
                            quarter ended September 30, 1997).
         10.31           -- Loan Agreement, dated December 19, 1997, between Credit
                            Suisse First Boston Mortgage Capital, L.L.C. and
                            Registrant (incorporated by reference to Exhibit 10.31 to
                            Registrant's Annual Report on Form 10-K for year ended
                            December 31, 1997).
         10.32           -- Amendment to Loan Documents, dated December 22, 1997,
                            between Registrant and Credit Suisse First Boston
                            Mortgage Capital, L.L.C. (incorporated by reference to
                            Exhibit 10.32 to Registrant's Annual Report on Form 10-K
                            for year ended December 31, 1997).
         10.33           -- Second Amendment to Management Agreement, dated December
                            31, 1997, between Master Club and Registrant
                            (incorporated by reference to Exhibit 10.33 to
                            Registrant's Annual Report on Form 10-K for year ended
                            December 31, 1997).
         10.34           -- Master Club Agreement, dated January 5, 1998, between
                            Master Club and Oak N' Spruce Resort Club (incorporated
                            by reference to Exhibit 10.34 to Registrant's Annual
                            Report on Form 10-K for year ended December 31, 1997).
         10.35           -- Contract of Sale, dated November 13, 1997, between Oak N'
                            Spruce Management, Inc., Beartown Development, Inc.,
                            Bruce Hagedorn and Doug Richie, and Registrant
                            (incorporated by reference to Exhibit 10.35 to
                            Registrant's Annual Report on Form 10-K for year ended
                            December 31, 1997).
         10.36           -- Contract of Sale, dated January 12, 1998, between Crown
                            Resort Co. L.L.C., Richard W. Dickson and Robert G.
                            Garner, and Registrant (incorporated by reference to
                            Exhibit 10.36 to Registrant's Annual Report on Form 10-K
                            for year ended December 31, 1997).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.37           -- Contract of Sale, dated February 18, 1998, between
                            Registrant and Michael J. McDermott (incorporated by
                            reference to Exhibit 10.37 to Registrant's Annual Report
                            on Form 10-K for year ended December 31, 1997).
         10.38           -- Contract of Sale, dated February 19, 1998, between
                            Registrant and Lee R. Roper (incorporated by reference to
                            Exhibit 10.38 to Registrant's Annual Report on Form 10-K
                            for year ended December 31, 1997).
         10.39           -- Contract of Sale, dated February 19, 1998, between
                            Registrant and J. Phillip Ballard, Jr., and Eagle Greens
                            Ltd. (incorporated by reference to Exhibit 10.39 to
                            Registrant's Annual Report on Form 10-K for year ended
                            December 31, 1997).
         10.40           -- Stock Purchase Agreement, dated January 15, 1998, between
                            Silverleaf Resorts, Inc. and Jim Oestreich (incorporated
                            by reference to Exhibit 10.40 to Registrant's Annual
                            Report on Form 10-K for year ended December 31, 1997).
         10.41           -- Contract of Sale, dated May 2, 1997, between Registrant and Thousand Trails, Inc. (incorporated by reference to
                            Exhibit 10.41 to Registrant's Annual Report on Form 10-K
                            for year ended December 31, 1997).
         10.42           -- First Amendment to Contract of Sale, dated July 25, 1997, between Registrant and Thousand Trails, Inc.
                            (incorporated by reference to Exhibit 10.42 to
                            Registrant's Annual Report on Form 10-K for year ended
                            December 31, 1997).
         10.43           -- Master Club Agreement, dated November 13, 1997, between
                            Master Club and Fox River Resort Club (incorporated by
                            reference to Exhibit 10.43 to Registrant's Annual Report
                            on Form 10-K for year ended December 31, 1997).
        *10.44           -- Amendment to Contract of Sale, dated February 13, 1997, between Crown Resort Co. L.L.C., Richard W. Dickson,
                            Robert G. Garner, and Registrant.
        +12.1            -- Statement Concerning Computation of Ratios of Earnings to
                            Fixed Charges.
        +21.1            -- Subsidiaries of Silverleaf Resorts, Inc.
        +23.1            -- Consent of Meadows, Owens, Collier, Reed, Cousins & Blau,
                            L.L.P. (included as a part of Exhibit 5.1)
        *23.2            -- Consent of Deloitte & Touche LLP.
        +24.1            -- Power of Attorney (included as part of page II-7 of this
                            Registration Statement).
        +25.1            -- Form T-1 Statement of Eligibility of Norwest Bank
                            Minnesota N.A. to Serve as Trustee dated February 24,
                            1998.
        +27.1            -- Financial Data Schedule.


---------------


 * Filed herewith.



 + Previously filed with Registrant's Form S-1, File No. 333-47427, filed March
   6, 1998.


     (b) Financial Statement Schedules

     None. Schedules are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by registrant is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, Silverleaf Resorts, Inc. has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on March 16, 1998.


                                            SILVERLEAF RESORTS, INC.

                                            By:       /s/ ROBERT E. MEAD
                                              ----------------------------------
                                              Name: Robert E. Mead
                                              Title:  Chairman of the Board and
                                                  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below on behalf of Silverleaf Resorts, Inc. by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

/s/ Robert E. Mead                                     Chairman of the Board and Chief         March 16, 1998
-----------------------------------------------------    Executive Officer (Principal
Robert E. Mead                                           Executive Officer)

/s/ Sharon K. Brayfield*                               Director and President                  March 16, 1998
-----------------------------------------------------
Sharon K. Brayfield

/s/ Joe W. Conner*                                     Chief Financial Officer and             March 16, 1998
-----------------------------------------------------    Treasurer (Principal Financial
Joe W. Conner                                            and Accounting Officer)

/s/ Stuart Marshall Bloch*                             Director                                March 16, 1998
-----------------------------------------------------
Stuart Marshall Bloch

/s/ James B. Francis, Jr.*                             Director                                March 16, 1998
-----------------------------------------------------
James B. Francis, Jr.

/s/ Michael A. Jenkins*                                Director                                March 16, 1998
-----------------------------------------------------
Michael A. Jenkins

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Co-Registrants set forth on the facing page have duly caused this Amendment No. 1 to Registration Statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on March 16, 1998.



                                            For the Co-Registrants Set Forth on
                                            the Facing Page**


                                            By:       /s/ ROBERT E. MEAD
                                              ----------------------------------
                                              Name: Robert E. Mead
                                              Title:  Chairman of the Board and
                                                  Chief Executive Officer of
                                                  Co-Registrants


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed below on behalf of the Co-Registrants set forth on the Facing Page by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

/s/ Robert E. Mead                                     Director and Chief Executive            March 16, 1998
-----------------------------------------------------    Officer of Each Co-Registrant
Robert E. Mead                                           (Principal Executive Officer)

/s/ Sharon K. Brayfield*                               Director of Each Co-Registrant          March 16, 1998
-----------------------------------------------------
Sharon K. Brayfield

/s/ Joe W. Conner*                                     Chief Financial Officer and             March 16, 1998
-----------------------------------------------------    Treasurer of Each Co-Registrant
Joe W. Conner                                            (Principal Financial and
                                                         Accounting Officer)


---------------


 * By Robert E. Mead pursuant to Power of Attorney



** The Co-Registrants are: (1) Condominium Builders, Inc., a Texas corporation;
   (2) Database Research, Inc., a Texas corporation; (3) Bull's Eye Marketing, Inc. (Del), a Delaware corporation; (4) Silverleaf Berkshires, Inc., a Texas corporation; (5) Silverleaf Hotels, Inc., a Texas corporation; (6) Silverleaf Resort Acquisitions, Inc., a Texas corporation; (7) Silverleaf Travel, Inc., a Texas corporation; (8) Villages Land, Inc., a Texas corporation; and (9) Bull's Eye Marketing, Inc. (Calif), a California corporation.

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         +1.1            -- Form of Underwriting Agreement between Registrant,
                            Co-Registrants and Credit Suisse First Boston Corporation
                            et al.
          3.1            -- Charter of Silverleaf Resorts, Inc. (incorporated by
                            reference to Exhibit 3.1 to Amendment No. 1 dated May 16,
                            1997 to Registrant's Registration Statement on Form S-1,
                            File No. 333-24273).
          3.2            -- Bylaws of Silverleaf Resorts, Inc. (incorporated by
                            reference to Exhibit 3.2 to Registrants Annual Report on
                            Form 10-K for year ended December 31, 1997).
         +4.1            -- Form of Indenture for Senior Subordinated Notes due 2008.
         +5.1            -- Form of Opinion of Meadows, Owens, Collier, Reed, Cousins
                            & Blau LLP regarding the validity and enforceability of
                            Senior Subordinated Notes being registered (including
                            consent).
        *10.1            -- Registration Rights Agreement between Registrant and
                            Robert E. Mead.
         10.2.1          -- Employment Agreement between Registrant and Robert E.
                            Mead (incorporated by reference to Exhibit 10.2.1 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.2.2          -- Employment Agreement between Registrant and David T.
                            O'Connor (incorporated by reference to Exhibit 10.2.2 to
                            Amendment No. 1 dated May 16, 1997 to Registrant's
                            Registration Statement on Form S-1, File No. 333-24273).
         10.2.3          -- Employment Agreement between Registrant and Sharon K.
                            Brayfield (incorporated by reference to Exhibit 10.2.3 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.2.4          -- Employment Agreement between Registrant and Thomas Franks
                            (incorporated by reference to Exhibit 10.6 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.2.5          -- Memorandum Agreement, dated August 21, 1997, between
                            Registrant and Thomas C. Franks (incorporated by
                            reference to Exhibit 10.7 to Registrant's Form 10-Q for
                            quarter ended September 30, 1997).
         10.2.6          -- Employment Agreement, dated January 16, 1998, between
                            Registrant and Allen L. Hudson (incorporated by reference
                            to Exhibit 10.2.6 to Registrant's Annual Report on Form
                            10-K for year ended December 31, 1997).
         10.2.7          -- Employment Agreement, dated January 20, 1998, between
                            Registrant and Jim Oestreich (incorporated by reference
                            to Exhibit 10.2.7 to Registrant's Annual Report on Form
                            10-K for year ended December 31, 1997).
         10.3            -- 1997 Stock Option Plan of Registrant (incorporated by
                            reference to Exhibit 10.3 to Amendment No. 1 dated May
                            16, 1997 to Registrant's Registration Statement on Form
                            S-1, File No. 333-24273).
         10.3.1          -- Nonqualified Stock Option Agreement (David T. O'Connor)
                            (incorporated by reference to Exhibit 10.1 to
                            Registrant's Form 10-Q for quarter ended June 30, 1997).
         10.3.2          -- Incentive Stock Option Agreement (Joe W. Conner)
                            (incorporated by reference to Exhibit 10.2 to
                            Registrant's Form 10-Q for quarter ended June 30, 1997).
         10.3.3          -- Incentive Stock Option Agreement (Larry H. Fritz)
                            (incorporated by reference to Exhibit 10.3 to
                            Registrant's Form 10-Q for quarter ended June 30, 1997).
         10.3.4          -- Non-Qualified Stock Option Agreement (Thomas Franks)
                            (incorporated by reference to Exhibit 10.8 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.3.5          -- Non-Qualified Stock Option Agreement (Stuart M. Bloch)
                            (incorporated by reference to Exhibit 10.9 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.3.6          -- Non-Qualified Stock Option Agreement (James B. Francis,
                            Jr.) (incorporated by reference to Exhibit 10.10 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.3.7          -- Non-Qualified Stock Option Agreement (Michael A. Jenkins)
                            (incorporated by reference to Exhibit 10.11 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.3.8          -- Non-Qualified Stock Option Agreement, dated January 21,
                            1998, between Registrant and Joe W. Conner (incorporated
                            by reference to Exhibit 10.3.8 to Registrant's Annual
                            Report on Form 10-K for year ended December 31, 1997).
         10.3.9          -- Non-Qualified Stock Option Agreement, dated January 20,
                            1998, between Registrant and Jim Oestreich (incorporated
                            by reference to Exhibit 10.3.9 to Registrant's Annual
                            Report on Form 10-K for year ended December 31, 1997).
         10.4            -- Master Club Agreement between the Master Club and the
                            resort clubs named therein (incorporated by reference to
                            Exhibit 10.4 to Registrant's Registration Statement on
                            Form S-1, File No. 333-24273).
         10.5            -- Management Agreement between Registrant and the Master
                            Club (incorporated by reference to Exhibit 10.5 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.6            -- Revolving Loan and Security Agreement, dated October
                            1996, by CS First Boston Mortgage Capital Corp.
                            ("CSFBMCC") and Silverleaf Vacation Club, Inc.
                            (incorporated by reference to Exhibit 10.6 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.7            -- Amendment No. 1 to Revolving Loan and Security Agreement,
                            dated November 8, 1996, between CSFBMCC and Silverleaf
                            Vacation Club, Inc. (incorporated by reference to Exhibit
                            10.7 to Registrant's Registration Statement on Form S-1,
                            File No. 333-24273).
         10.8            -- Loan and Security Agreement among Textron Financial
                            Corporation ("Textron"), Ascension Resorts, Ltd. and
                            Ascension Capital Corporation, dated August 15, 1995
                            (incorporated by reference to Exhibit 10.9 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.9            -- First Amendment to Loan and Security Agreement, dated
                            December 28, 1995, between Textron and Silverleaf
                            Vacation Club, Inc. (incorporated by reference to Exhibit
                            10.10 to Registrant's Registration Statement on Form S-1,
                            File No. 333-24273).
         10.10           -- Second Amendment to Loan and Security Agreement, dated
                            October 31, 1996, executed by Textron and Silverleaf
                            Vacation Club, Inc. (incorporated by reference to Exhibit
                            10.11 to Registrant's Registration Statement on Form S-1,
                            File No. 333-24273).
         10.11           -- Restated and Amended Loan and Security Agreement, dated
                            December 27, 1995, between Heller Financial, Inc.
                            ("Heller") and Ascension Resorts, Ltd. (incorporated by
                            reference to Exhibit 10.12 to Registrant's Registration
                            Statement on Form S-1, File No. 333-24273).
         10.12           -- Loan and Security Agreement, dated December 27, 1995,
                            executed by Ascension Resorts, Ltd. and Heller
                            (incorporated by reference to Exhibit 10.13 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.13           -- Amendment to Restated and Amended Loan and Security
                            Agreement, dated August 15, 1996, between Heller and
                            Silverleaf Vacation Club, Inc. (incorporated by reference
                            to Exhibit 10.14 to Registrant's Registration Statement
                            on Form S-1, File No. 333-24273).
         10.14           -- Loan and Security Agreement, between Greyhound Financial
                            Corporation and Ascension Resorts, Ltd., dated August 12,
                            1994 (incorporated by reference to Exhibit 10.5 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.15           -- Amendment No. 1 to Loan and Security Agreement between
                            Finova Capital Corporation and Ascension Resorts, Ltd.,
                            dated July 24, 1995 (incorporated by reference to Exhibit
                            10.16 to Registrant's Registration Statement on Form S-1,
                            File No. 333-24273).
         10.16           -- Amendment No. 2 to Loan and Security Agreement among
                            Ascension Resorts, Ltd., Ascension Capital Corporation,
                            and Finova Capital Corporation, dated December 13, 1995
                            (incorporated by reference to Exhibit 10.17 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.17           -- Form of Indemnification Agreement (between Registrant and all officers, directors, and proposed directors)
                            (incorporated by reference to Exhibit 10.18 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.18           -- Resort Affiliation and Owners Association Agreement
                            between Resort Condominiums International, Inc.,
                            Ascension Resorts, Ltd., and Hill Country Resort
                            Condoshare Club, dated July 29, 1995 (similar agreements
                            for all other Existing Resorts) (incorporated by
                            reference to Exhibit 10.19 to Registrant's Registration
                            Statement on Form S-1, File No. 333-24273).
         10.19           -- Agreement for Professional Services between Silverleaf
                            Vacation Club, Inc. and Hudson and Company, Inc., dated
                            November 12, 1996 (incorporated by reference to Exhibit
                            10.20 to Registrant's Registration Statement on Form S-1,
                            File No. 333-24273).
         10.20           -- First Amendment to Master Club Agreement, dated March 28,
                            1990, among Master Club, Ozark Mountain Resort Club,
                            Holiday Hills Resort Club, the Holly Lake Club, The
                            Villages Condoshare Association, The Villages Club, Piney
                            Shores Club, and Hill Country Resort Condoshare Club
                            (incorporated by reference to Exhibit 10.22 to Amendment
                            No. 1 dated May 16, 1997 to Registrant's Registration
                            Statement on Form S-1, File No. 333-24273).
         10.21           -- First Amendment to Management Agreement, dated January 1,
                            1993, between Master Endless Escape Club and Ascension
                            Resorts, Ltd. (incorporated by reference to Exhibit 10.23
                            to Amendment No. 1 dated May 16, 1997 to Registrant's
                            Registration Statement on Form S-1, File No. 333-24273).
         10.22           -- Contract of Sale, dated May 2, 1997, between Registrant and third-party (incorporated by reference to Exhibit
                            10.24 to Amendment No. 1 dated May 16, 1997 to
                            Registrant's Registration Statement on Form S-1, File No.
                            333-24273).
         10.23           -- Amendment to Loan Documents, dated December 27, 1996,
                            among Silverleaf Vacation Club, Inc., Ascension Resorts,
                            Ltd., and Heller Financial, Inc. (incorporated by
                            reference to Exhibit 10.25 to Amendment No. 1 dated May
                            16, 1997 to Registrant's Registration Statement on Form
                            S-1, File No. 333-24273).
         10.24           -- Contract of Sale between Thousand Trails, Inc. and
                            Registrant (approximately 98.475 acres, Galveston County,
                            Texas) (incorporated by reference to Exhibit 10.1 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.25           -- Contract of Sale between R.J. Novelli, Sr., et al and
                            Registrant (approximately 21.5 acres, Galveston County,
                            Texas) (incorporated by reference to Exhibit 10.2 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.26           -- Contract of Sale between Harmon/Koval Limited Liability
                            Company and Registrant (2.1 acres, Clark County, Nevada)
                            (incorporated by reference to Exhibit 10.3 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.27           -- Second Amendment to Restated and Amended Loan and
                            Security Agreement between Heller Financial, Inc. and
                            Registrant ($40 million revolving credit facility)
                            (incorporated by reference to Exhibit 10.4 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.28           -- Construction Loan Agreement between Heller Financial Inc.
                            and Registrant ($10 million revolving construction loan
                            facility) (incorporated by reference to Exhibit 10.5 to
                            Registrant's Form 10-Q for quarter ended September 30,
                            1997).
         10.29           -- Real Estate Contract of Sale dated September 30, 1997,
                            between Registrant and Robert E. Mead (incorporated by
                            reference to Exhibit 10.12 to Registrant's Form 10-Q for
                            quarter ended September 30, 1997).
         10.30           -- Master Club Agreement dated September 25, 1997 between
                            Registrant and Timber Creek Resort Club (incorporated by
                            reference to Exhibit 10.13 to Registrant's Form 10-Q for
                            quarter ended September 30, 1997).
         10.31           -- Loan Agreement, dated December 19, 1997, between Credit
                            Suisse First Boston Mortgage Capital, L.L.C. and
                            Registrant (incorporated by reference to Exhibit 10.31 to
                            Registrant's Annual Report on Form 10-K for year ended
                            December 31, 1997).
         10.32           -- Amendment to Loan Documents, dated December 22, 1997,
                            between Registrant and Credit Suisse First Boston
                            Mortgage Capital, L.L.C. (incorporated by reference to
                            Exhibit 10.32 to Registrant's Annual Report on Form 10-K
                            for year ended December 31, 1997).
         10.33           -- Second Amendment to Management Agreement, dated December
                            31, 1997, between Master Club and Registrant
                            (incorporated by reference to Exhibit 10.33 to
                            Registrant's Annual Report on Form 10-K for year ended
                            December 31, 1997).
         10.34           -- Master Club Agreement, dated January 5, 1998, between
                            Master Club and Oak N' Spruce Resort Club (incorporated
                            by reference to Exhibit 10.34 to Registrant's Annual
                            Report on Form 10-K for year ended December 31, 1997).
         10.35           -- Contract of Sale, dated November 13, 1997, between Oak N'
                            Spruce Management, Inc., Beartown Development, Inc.,
                            Bruce Hagedorn and Doug Richie, and Registrant
                            (incorporated by reference to Exhibit 10.35 to
                            Registrant's Annual Report on Form 10-K for year ended
                            December 31, 1997).
         10.36           -- Contract of Sale, dated January 12, 1998, between Crown
                            Resort Co. L.L.C., Richard W. Dickson and Robert G.
                            Garner, and Registrant (incorporated by reference to
                            Exhibit 10.36 to Registrant's Annual Report on Form 10-K
                            for year ended December 31, 1997).
         10.37           -- Contract of Sale, dated February 18, 1998, between
                            Registrant and Michael J. McDermott (incorporated by
                            reference to Exhibit 10.37 to Registrant's Annual Report
                            on Form 10-K for year ended December 31, 1997).
         10.38           -- Contract of Sale, dated February 19, 1998, between
                            Registrant and Lee R. Roper (incorporated by reference to
                            Exhibit 10.38 to Registrant's Annual Report on Form 10-K
                            for year ended December 31, 1997).
         10.39           -- Contract of Sale, dated February 19, 1998, between
                            Registrant and J. Phillip Ballard, Jr., and Eagle Greens
                            Ltd. (incorporated by reference to Exhibit 10.39 to
                            Registrant's Annual Report on Form 10-K for year ended
                            December 31, 1997).
         10.40           -- Stock Purchase Agreement, dated January 15, 1998, between
                            Silverleaf Resorts, Inc. and Jim Oestreich (incorporated
                            by reference to Exhibit 10.40 to Registrant's Annual
                            Report on Form 10-K for year ended December 31, 1997).

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         10.41           -- Contract of Sale, dated May 2, 1997, between Registrant and Thousand Trails, Inc. (incorporated by reference to
                            Exhibit 10.41 to Registrant's Annual Report on Form 10-K
                            for year ended December 31, 1997).
         10.42           -- First Amendment to Contract of Sale, dated July 25, 1997, between Registrant and Thousand Trails, Inc.
                            (incorporated by reference to Exhibit 10.42 to
                            Registrant's Annual Report on Form 10-K for year ended
                            December 31, 1997).
         10.43           -- Master Club Agreement, dated November 13, 1997, between
                            Master Club and Fox River Resort Club (incorporated by
                            reference to Exhibit 10.43 to Registrant's Annual Report
                            on Form 10-K for year ended December 31, 1997).
        *10.44           -- Amendment to Contract of Sale, dated February 13, 1997, between Crown Resort Co. L.L.C., Richard W. Dickson,
                            Robert G. Garner, and Registrant.
        +12.1            -- Statement Concerning Computation of Ratios of Earnings to
                            Fixed Charges.
        +21.1            -- Subsidiaries of Silverleaf Resorts, Inc.
        +23.1            -- Consent of Meadows, Owens, Collier, Reed, Cousins & Blau,
                            L.L.P. (included as a part of Exhibit 5.1)
        *23.2            -- Consent of Deloitte & Touche LLP.
        +24.1            -- Power of Attorney (included as part of page II-7 of this
                            Registration Statement).
        +25.1            -- Form T-1 Statement of Eligibility of Norwest Bank
                            Minnesota N.A. to Serve as Trustee dated February 24,
                            1998.
        +27.1            -- Financial Data Schedule.


---------------


 * Filed herewith



 + Previously filed with Registrant's Form S-1, File No. 333-47427, filed March
   6, 1998.